02034049

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eurotunnel SA

*CURRENT ADDRESS

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2999 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/16/01

Comptes Annuels 2001 Annual Accounts


EURO TUNNEL
9110

EURO TUNNEL

www.eurotunnel.com

> Sommaire

ADMINISTRATEURS, ABRÉVIATIONS/DÉFINITIONS, TAUX DE CHANGE ET PRÉSENTATION DES COMPTES 1

COMPTES COMBINÉS DU GROUPE EUROTUNNEL (€)

Rapport des Commissaires aux Comptes et des "Auditors" 2

Bilan 3

Compte de Résultat 4

Tableau de Financement 5

Annexe 6

DÉCLARATION DU CONSEIL COMMUN SUR LE GOUVERNEMENT D'ENTREPRISE 20

RAPPORT DU CONSEIL COMMUN SUR LA RÉMUNÉRATION DES ADMINISTRATEURS 22

> Le Groupe

> Administrateurs *

- Charles Mackay (61), Membre du Conseil Commun depuis 1997, *Président du Conseil Commun du Groupe Eurotunnel ; Chairman, EPLC et CTG ; Chairman, TDG plc ; Deputy Chairman, Thistle Hotels plc ; Director (Administrateur), Johnson Matthey plc ; Membre du Conseil, Insead.*
- Christian Cambier (57), Membre du Conseil Commun depuis 1997; Président, Prigest SA.
- Roy Chapman (65), Membre du Conseil Commun depuis 1995; Chairman, Consignia Pension Fund ; Chairman, AEA Technology Pension Fund.
- Michel Combes (39), Membre du Conseil Commun depuis 2000; Directeur Général, Assystem SA.
- Vivienne Cox (42), Membre du Conseil Commun depuis le 1er juillet 2001 ; Group Vice President, Integrated Supply and Trading, BP plc.
- Yves Déjou (59), Membre du Conseil Commun depuis 1997; Directeur Général Délégué, ABX Logistics.
- Keith Edelman (51), Membre du Conseil Commun depuis 1995; Managing Director, Arsenal Football Club plc.
- Chris Green (58), Membre du Conseil Commun depuis 1995; Chief Executive, Virgin Trains.
- Philippe Lagayette (58), Membre du Conseil Commun depuis 1993; Président-Directeur Général, JP Morgan et Cie SA ; Managing Director et Président du Comité de Direction à Paris de JP Morgan Chase Bank ; Administrateur, La Poste ; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
- Philippe Lazare (45), Membre du Conseil Commun du 1er décembre 2000 au 31 décembre 2001; Directeur Général du Groupe Eurotunnel, Chief Executive d'EPLC et CTG, et Président Directeur Général d'ESA et FM du 26 avril 2001 jusqu'au 31 décembre 2001; Director (Administrateur), Integrated Network Solutions Ltd.
- Charles Petruccelli (50), Membre du Conseil Commun depuis 1996; Président, Global Travel Services, American Express Company; Président, American Express Carte France ; Président, Havas Voyages American Express ; Administrateur, Société Française du Chèque de Voyage.
- Richard Shirrefs (46), Membre du Conseil Commun depuis le 1er janvier 2002; Directeur Général du Groupe Eurotunnel ; Chief Executive de EPLC et de CTG; Président Directeur Général d'ESA et FM à compter du 1er janvier 2002.
- Lord Tugendhat (64), Membre du Conseil Commun depuis 1991; Ancien Chairman, Abbey National plc; Chairman designate, Lehman Brothers Europe Limited ; Director (Administrateur), Rio Tinto plc.
- Baron Guy de Wouters (71), Membre du Conseil Commun depuis 1989; Président, Compagnie Financière de la Trinité ; Président du Conseil de Surveillance, Alpha Associés SA, Alpha Développement Finance, Orange-Nassau Groep BV ; Administrateur CGIP SA, Marine-Wendel, Cap Gemini Ernst & Young ; Membre du Conseil de Surveillance d'Alpha Ventures.

* Tous les Membres du Conseil Commun sont Administrateurs d'EPLC, CTG, ESA et FM (à l'exception de Vivienne Cox actuellement Administrateur de EPLC et CTG, et Censeur de ESA et FM et dont la nomination au Conseil de ces deux sociétés sera soumise à leur prochaine assemblée générale).

> Secrétaires des Conseils

ESA, Barberine Mei, David Leonard (Co-secrétaires).
EPLC, David Leonard ACIS.

> Sièges sociaux

ESA, 140, boulevard Malesherbes, 75017 Paris.
EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.

> Services des titres

ESA : Crédit Agricole Indosuez, 9 quai du Président Paul Doumer, 92920 Paris La Défense Cedex.
EPLC : Computershare Services plc, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

> Commissaires aux Comptes et Auditors

ESA : BEFEC-Price Waterhouse, Membre de PricewaterhouseCoopers, Commissaires aux Comptes, Tour AIG, 34, place des Corolles, Cedex 105, 92908 Paris-La Défense 2, et
KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 Cours Valmy, 92923 Paris-La Défense 7.
EPLC : KPMG Audit Plc, Chartered Accountants, 8 Salisbury Square, London, EC4Y 8BB.

> Abréviations - définitions

Les abréviations et définitions utilisées dans ce document sont les suivantes :

- "le Groupe Eurotunnel" – Eurotunnel SA, Eurotunnel plc, et leurs filiales respectives.
- "le Groupe ESA" – Eurotunnel SA et ses filiales.
- "ESA"– Eurotunnel SA.
- "FM" – France Manche SA, le concessionnaire français.
- "ESGIE" – Eurotunnel Services GIE.
- "le Groupe EPLC" – Eurotunnel plc et ses filiales.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, le concessionnaire britannique.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL" – Les sociétés Cheriton Resources Limited.
- "CLL" – Cheriton Leasing Limited.
- "PWLL" – Princess Way Leasing Limited.
- "Projet" – La Liaison Fixe telle que définie au Traité et au Contrat de Concession.
- "Société en participation" – La Société en participation à parts égales entre FM et CTG.

>Taux de change

Les références dans ce document à "F" correspondent à des francs français, celles à "€" à des euros et celles à "£" à des livres sterling. Les taux de change utilisés pour l'établissement des comptes sont mentionnés dans les annexes.

> Présentation des comptes

Compte tenu des réglementations existantes en France et en Angleterre, et dans le but de simplifier et de rendre plus claire l'information financière, le Groupe Eurotunnel présente dans sa brochure les états financiers suivants :

- Comptes Combinés du Groupe Eurotunnel en français et en anglais.
- Comptes d'ESA en français.
- Comptes Consolidés d'EPLC en anglais.

> Comptes Combinés du Groupe Eurotunnel

exercice clos le 31 décembre 2001

> Rapport des Commissaires aux Comptes et des Auditors

En exécution de la mission qui nous a été confiée par vos Assemblées Générales, nous avons procédé au contrôle des Comptes Combinés du Groupe Eurotunnel, établis en euros, relatifs à l'exercice clos le 31 décembre 2001 tels qu'ils sont présentés aux pages 3 à 19.

Les Comptes Combinés ont été arrêtés par le Conseil commun du Groupe Eurotunnel. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France et au Royaume-Uni*; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les Comptes Combinés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les Comptes Combinés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le Rapport d'Activité du Groupe, conformément aux normes professionnelles applicables en France et au Royaume-Uni.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les Comptes Combinés.

Fait à Paris, le 8 février 2002

BEFEC-Price Waterhouse, Membre de PricewaterhouseCoopers, représenté par H. Toth	KPMG Audit Département de KPMG SA, représenté par F. Odent - J.P. Thill	KPMG Audit Plc Chartered Accountants

Commissaires aux Comptes et «Auditors»

* Les Comptes Combinés sont les comptes consolidés d'ESA au sens de la loi française : en conséquence, le rapport des Commissaires aux Comptes et des "Auditors" est établi selon les normes françaises.

> Bilan
au 31 décembre 2001

	RÉFÉRENCES À L'ANNEXE	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
ACTIF				
IMMOBILISATIONS CORPORELLES				
Immobilisations mises en Concession		12 788 300	12 818 655	84 084 865
Immobilisations propres		5 205	5 297	34 744
Total immobilisations corporelles	6	12 793 505	12 823 952	84 119 609
IMMOBILISATIONS FINANCIÈRES				
Participations		154	154	1 012
Autres		113	80	525
Actif immobilisé		12 793 772	12 824 186	84 121 146
Stocks	7	21 287	19 348	126 916
Clients et comptes rattachés	8	80 027	102 323	671 198
État et autres créances		16 760	42 755	280 455
Autres actifs financiers	9	164 458	–	–
Valeurs mobilières de placement et disponibilités	10	254 235	263 172	1 726 293
Actif circulant		536 767	427 598	2 804 862
Charges constatées d'avance		73 815	74 383	487 919
Total de l'actif		**13 404 354**	**13 326 167**	**87 413 927**
PASSIF				
Capital social	11	343 345	348 353	2 285 044
Primes d'émission	11	2 659 062	2 658 106	17 436 033
Réserve	11,12	5 103	–	–
Report à nouveau	12	(643 483)	(470 844)	(3 088 535)
Résultat de l'exercice	2 d, 12	(187 834)	(172 639)	(1 132 437)
Écart de conversion	2 d, 12	(914 157)	(760 000)	(4 985 271)
Capitaux propres		1 262 036	1 602 976	10 514 834
Provision pour risques et charges	13	112 311	90 795	595 574
Emprunt obligataire	14	2 346 052	2 315 745	15 190 292
Dettes financières	14	8 986 293	8 751 324	57 404 922
Intérêts courus	14	224 013	222 472	1 459 320
Concours bancaires courants	14	4	885	5 808
Autres dettes financières	9	164 458	–	–
Autres dettes	15	268 214	291 953	1 915 086
Dettes		11 989 034	11 582 379	75 975 428
Produits constatés d'avance		40 973	50 017	328 091
Total du passif		**13 404 354**	**13 326 167**	**87 413 927**

L'annexe qui figure aux pages 6 à 19 fait partie intégrante des Comptes Combinés.

> Compte de résultat
de l'exercice 2001

	RÉFÉRENCES À L'ANNEXE	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
PRODUITS D'EXPLOITATION				
Chiffre d'affaires	3 a	892 979	944 102	6 192 902
Autres produits, transferts de charges et reprises sur provisions	3 b	26 838	33 028	216 652
Total produits d'exploitation		919 817	977 130	6 409 554
CHARGES D'EXPLOITATION				
Achats et charges externes (nets)		238 470	258 673	1 696 786
Salaires et charges sociales	4,5	155 408	154 506	1 013 490
Dotations aux amortissements	6	160 365	159 184	1 044 181
Dotations aux provisions		37 655	35 747	234 485
Autres charges		1 237	1 331	8 731
Total charges d'exploitation		593 135	609 441	3 997 673
Résultat d'exploitation		**326 682**	**367 689**	**2 411 881**
PRODUITS FINANCIERS				
Intérêts et produits assimilés		14 916	11 400	74 778
Produits nets sur cessions de valeurs mobilières de placement		1 088	1 105	7 248
Différences de change	16	15 502	2 757	18 083
Total produits financiers		31 506	15 262	100 109
CHARGES FINANCIÈRES				
Intérêts et charges assimilées		555 169	553 230	3 628 949
Différences de change	16	990	3 509	23 017
Total charges financières		556 159	556 739	3 651 966
Résultat financier		**(524 653)**	**(541 477)**	**(3 551 857)**
Résultat exceptionnel	**17**	**10 171**	**1 199**	**7 864**
Impôt	**18**	**34**	**50**	**325**
RÉSULTAT DE L'EXERCICE				
Perte	**12**	**(187 834)**	**(172 639)**	**(1 132 437)**
Perte par Unité (en centimes d'euros / en francs)	**21**	**(9,0)**	**(8,3)**	**(0,54)**
Perte par Unité après dilution (en centimes d'euros / en francs)	**21**	**(5,6)**	**(5,0)**	**(0,33)**

L'annexe qui figure aux pages 6 à 19 fait partie intégrante des Comptes Combinés.

> Tableau de financement
de l'exercice 2001

	RÉFÉRENCES À L'ANNEXE	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
Flux de trésorerie lié aux opérations d'exploitation	20 a	525 728	525 595	3 447 674
Flux de trésorerie lié à l'impôt		(34)	(50)	(325)
Flux de trésorerie lié aux opérations financières	20 b	(402 121)	(480 819)	(3 153 968)
Flux de trésorerie lié aux immobilisations	20 b	(134 504)	(113 170)	(742 342)
Flux de trésorerie lié aux opérations exceptionnelles		10 644	2 082	13 655
Flux de trésorerie net avant opérations de financement		(287)	(66 362)	(435 306)
Flux de trésorerie lié aux opérations de financement	20 b	(10 481)	(4 156)	(27 259)
Variation de trésorerie	**20 c**	**(10 768)**	**(70 518)**	**(462 565)**

L'annexe qui figure aux pages 6 à 19 fait partie intégrante des Comptes Combinés.

> Annexe

1 > Activités du Groupe et événements importants

ESA, EPLC et leurs filiales respectives constituent le Groupe Eurotunnel. Les sociétés du Groupe Eurotunnel ont pour objet la conception, le financement, la construction et l'exploitation de la Liaison Fixe (le Projet), selon les termes de la Concession.

> ÉVÉNEMENTS IMPORTANTS DE L'EXERCICE

- Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêts favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.
  Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté 1,8 milliard d'euros de la Dette Junior d'Eurotunnel avec une décote moyenne de 27 % par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. La réussite de cette opération procure deux avantages au Groupe :
  - Le droit de recevoir, lors du refinancement par Eurotunnel de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de 400 millions d'euros.
  - Une extension sans frais du dispositif de couverture contre les hausses de taux d'intérêt entre 2004 et 2008 couvrant 1,8 milliard d'euros de Dette Junior, venant renforcer celui mis en place au cours de l'été 2000.

- Eurotunnel a déposé un recours devant la High Court de Londres au sujet de l'ensemble des problèmes liés aux clandestins, y compris la notification d'amendes, auxquels le Groupe est confronté. Une décision est attendue à ce sujet. Le Home Office britannique a décidé qu'étant donné les mesures prises par Eurotunnel pour empêcher les immigrants clandestins de parvenir au Royaume-Uni, le Groupe ne sera pas soumis à des pénalités et n'aura pas à s'acquitter des amendes reçues à ce jour.

Les autres événements importants de l'exercice 2001 et des premiers mois de 2002 sont décrits et détaillés dans le Rapport d'Activité.

> RÉCLAMATIONS DES RÉSEAUX FERROVIAIRES

D'après la Convention d'Utilisation datée du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation du Groupe. La méthode de calcul de cette contribution est stipulée en détail dans la Convention. Dans ce cadre, les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre Internationale de Commerce au sujet du calcul de leur contribution pour les années 1997 et 1998 et ont aussi demandé la nomination d'un expert neutre et indépendant conformément aux dispositions de la Convention pour l'année 1999.
Les Réseaux ont informé Eurotunnel qu'ils comptent réduire de 22 millions d'euros les sommes provisionnelles qu'ils doivent verser en 2002 au titre de leur contribution aux coûts d'exploitation du Tunnel. Eurotunnel considère que cette action est en contravention avec les termes de la Convention d'Utilisation qui régit les relations entre Eurotunnel et les Réseaux. En conséquence, Eurotunnel a saisi par référé le Tribunal de Commerce de Paris pour obtenir le règlement de l'intégralité de ces paiements.

> RÉSULTAT DE L'EXERCICE

La perte du Groupe pour l'exercice 2001 s'élève à 188 millions d'euros.

2 > Principes de préparation, règles et méthodes comptables

> PRINCIPES DE PRÉPARATION

a. Les Comptes Combinés résultent de la consolidation horizontale des comptes d'ESA et de ses filiales figurant dans le tableau ci-dessous, et des comptes consolidés d'EPLC. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique, et suivant les principes comptables généralement admis en France et ceux décrits ci-après. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

La note 22 présente l'incidence qui résulterait de l'application aux Comptes Combinés des principes comptables généralement admis au Royaume-Uni.

Les sociétés holdings et leurs participations incluses dans le périmètre de consolidation du Groupe Eurotunnel ont été les suivantes :

	TYPE D'ACTION	% DU CAPITAL DÉTENU PAR		PAYS D'IMMATRICULATION
		LA SOCIÉTÉ HOLDING	LES FILIALES	DES SOCIÉTÉS
EUROTUNNEL SA				**FRANCE**
France Manche SA	Ordinaire	99,9	–	France
Eurotunnel Finance Limited	Ordinaire	–	21	Angleterre
Eurotunnel Services Limited	Ordinaire	–	25	Angleterre
Eurotunnel Services GIE	–	30	22,1	France
EUROTUNNEL PLC				**ANGLETERRE**
The Channel Tunnel Group Limited	Ordinaire	100	–	Angleterre
Eurotunnel Finance Limited	Ordinaire	79	–	Angleterre
Eurotunnel Developments Limited	Ordinaire	100	–	Angleterre
Eurotunnel Services Limited	Ordinaire	–	75	Angleterre
Eurotunnel Trustees Limited	Ordinaire	–	100	Angleterre
Le Shuttle Holidays Limited	Ordinaire	–	100	Angleterre
Orbital Park Limited	Ordinaire	–	100	Angleterre
Gamond Insurance Company Limited	Ordinaire	–	100	Guernesey
Cheriton Resources 3 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 5 Limited	Ordinaire	100	–	Angleterre
Cheriton Resources 6 Limited	Ordinaire	100	–	Angleterre
Princess Way Leasing Limited	Ordinaire	–	100	Angleterre
Cheriton Leasing Limited	Ordinaire	100	–	Angleterre
Eurotunnel Services GIE	–	20	27,9	France

b. Les comptes des sociétés du Groupe Eurotunnel sont arrêtés au 31 décembre. Les sociétés acquises ou constituées sont consolidées à partir de leur date d'acquisition ou de constitution. Trois filiales de ESA et trois filiales de EPLC n'ayant eu aucune activité significative en 2001 n'ont pas été consolidées.

c. Les opérations intersociétés du Groupe Eurotunnel ont été éliminées.

d. Les comptes consolidés d'EPLC ont été convertis en euros de la manière suivante :

- le capital, les primes d'émission, le report à nouveau, ainsi que les immobilisations mises en Concession et les amortissements au taux historique ;
- les autres actifs et passifs au taux en vigueur à la date du bilan ;
- le compte de résultat, à l'exception des amortissements, au taux moyen.

Compte tenu des particularités propres à Eurotunnel, consistant en un Projet unique réalisé par des entreprises situées dans des pays différents et ayant par Traité international des droits strictement égaux, les écarts de conversion sont portés au bilan dans un poste spécifique des capitaux propres.

Les taux moyens et de clôture des exercices 2001 et 2000 ont été les suivants :

€/£	2001	2000
Taux de clôture	1,643	1,602
Taux moyen	1,631	1,630

> RÈGLES ET MÉTHODES COMPTABLES

e. Partage des coûts et des revenus

Le Contrat de Concession prévoit, en particulier, que le Groupe Eurotunnel applique le principe du partage égal du prix de revient du Projet et de tous les autres coûts et revenus liés à l'exploitation de la Liaison Fixe entre les entités françaises et britanniques.

- Immobilisations mises en Concession : tous les coûts et revenus résultant directement ou indirectement des opérations relatives à la conception, au financement et à la construction du Projet sont capitalisés et partagés de manière égale entre FM et CTG, et présentés en immobilisations. Les coûts relatifs à la conception et à la construction sont directement comptabilisés en immobilisations. Les immobilisations font l'objet d'ajustements de partage.
- Revenus et coûts d'exploitation : tous les revenus et coûts liés à l'exploitation de la Concession sont comptabilisés au Compte de

Résultat de la Société en participation et sont partagés également entre les Concessionnaires. Les coûts et revenus, qui ne sont pas relatifs aux opérations de la Concession, ne font pas l'objet d'ajustements de partage.

f. Frais d'augmentation de capital

Les frais d'augmentation de capital sont imputés sur la prime d'émission à l'exception des augmentations de capital qui ont eu lieu durant la période de construction dont les coûts ont été immobilisés en accord avec les principes définis plus haut.

g. Immobilisations et amortissements

En l'absence de précisions quant aux techniques permettant l'évaluation des actifs immobilisés au niveau du référentiel comptable français, Eurotunnel applique la technique prescrite depuis sa publication par la norme américaine FAS 121 qui consiste à comparer la valeur nette comptable des actifs immobilisés aux projections de flux de trésorerie d'exploitation futurs non actualisés (voir note 22).
Les immobilisations sont amorties en fonction de leurs durées d'utilisation mentionnées ci-après :

Tunnels	Concession
Terminaux et terrains y afférant	20 ans à Concession
Équipements fixes	5 ans à Concession
Matériels roulants	30 à 40 ans
Terrains en concession, aménagements et bâtiments	5 ans à Concession
Terrains propres	non amortis
Installations générales, matériels, véhicules, équipements de bureau	3 à 30 ans

Les durées d'utilisation prévisibles des immobilisations sont revues et, si nécessaire, modifiées en fonction de l'expérience acquise.
Les immobilisations en Concession non renouvelables font l'objet d'un amortissement financier de caducité en fonction des revenus sur toute la durée de la Concession. Cet amortissement, calculé sur la valeur nette comptable, est fonction du rapport entre les revenus réels de l'année et ces revenus majorés des revenus totaux prévus sur la durée résiduelle de la Concession, indexés de l'inflation.
Les immobilisations renouvelables sont amorties selon le mode linéaire.

Compte tenu du caractère récurrent et linéaire de leur renouvellement, certaines immobilisations (par exemple, les rails) font l'objet d'un amortissement suivant la méthode des immobilisations non renouvelables pour leur valeur initiale. Les coûts de renouvellement sont ensuite passés directement au compte de résultat.
L'amortissement de caducité des immobilisations renouvelables est constitué à partir du dernier renouvellement d'immobilisation sur la durée résiduelle de la Concession.

h. Provision pour risques et charges

• Provision pour renouvellement des actifs

Les immobilisations renouvelables font l'objet d'une provision pour renouvellement déterminée en fonction de la différence actualisée entre le prix d'acquisition ou de production et le prix estimé à la date de renouvellement.

• Provision pour grosses réparations

La provision pour grosses réparations, destinée à couvrir des charges prévisibles importantes et distinctes des frais courants d'entretien et de réparation, est calculée sur la base d'un programme spécifique par catégorie d'immobilisations.

• Provision pour indemnités de départ en retraite

Le Groupe constitue une provision pour indemnité de départ en retraite des salariés en fonction de ses engagements contractuels.

i. Valeurs mobilières de placement et disponibilités

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes "Valeurs mobilières de placement" et "Disponibilités" comprennent les intérêts courus à recevoir.

j. Conversion des éléments en devises

Les transactions en devises sont converties en francs aux taux en vigueur à la date de chacune des transactions. Les créances et dettes libellées en devises, à l'exception des éléments mentionnés dans les notes 2 d et 2 k, sont converties sur la base des taux en vigueur à la date du bilan ou des taux de couverture de change à terme. Les écarts résultant de cette réévaluation sont portés au Compte de Résultat.

k. Instruments financiers – Couverture des risques de taux d'intérêt et de change

Les charges et produits générés par les contrats d'échange de taux d'intérêt et par les contrats d'option de taux d'intérêt sont portés, pour leur montant net, au Compte de Résultat prorata temporis sur la durée de ces opérations de couverture.
Les opérations en devises ne sont pas réévaluées dans la mesure où des contrats d'options, d'échange ou d'achat/vente à terme des devises, correspondant aux mêmes échéances, ont été mis en place.
Les primes afférentes à ces contrats sont portées au Compte de Résultat prorata temporis sur la durée de l'opération sous-jacente. Les charges et produits financiers courus (intérêts et différences de change) sont portés pour le montant net au Compte de Résultat prorata temporis.

l. Stocks

Les stocks sont valorisés au prix de revient incorporant, pour les terrains et constructions, les frais de développement, les charges financières et certains frais généraux. Lorsque la valeur d'inventaire est inférieure au prix de revient, une provision pour dépréciation est constituée du montant de la différence.
Les pièces de rechange réparables sont classées en immobilisations en fonction de leur nature. Les pièces de rechange non réparables sont classées en stock.
Les stocks à rotation lente font l'objet d'une provision pour obsolescence.

m. Créances clients

Les créances clients font l'objet d'une provision pour créances douteuses.

3 > Produits d'exploitation

a. Chiffre d'affaires

Le chiffre d'affaires correspond aux ventes de biens et de services dans le cadre des activités courantes. Les ventes sont constatées en chiffre d'affaires lors de l'utilisation des services.
Le Groupe Eurotunnel a pour activité la prestation de services de transport entre la France et l'Angleterre, des activités associées et des activités de développement. Le chiffre d'affaires s'analyse comme suit :

(EN MILLIERS D'EUROS)	2001	2000
Navettes	504 571	512 506
Réseaux Ferroviaires	344 199	338 711
Activités de distribution et autres (*)	44 209	92 885
	892 979	**944 102**

(*) Le poste "Activités de distribution et autres" comprend également les ventes de terrains réalisées dans le cadre des activités de développement.

b. Autres produits, transferts de charges et reprises sur provisions

Les autres produits, transferts de charges et reprises sur provisions comprennent essentiellement l'utilisation de montants reçus de TML au titre de la garantie et la reprise de provisions d'exploitation.

4 > Effectifs et frais de personnel

	2001	2000
Effectif moyen directement employé par le Groupe Eurotunnel (y compris les Administrateurs dirigeants)	3 617	3 597

(EN MILLIERS D'EUROS)	2001	2000
Frais de personnel (y compris charges sociales et rémunérations des Administrateurs dirigeants)	155 851	155 058

Les jetons de présence et honoraires des Administrateurs sont comptabilisés sous la rubrique "Autres charges".

5 > Rémunérations des Administrateurs

Les rémunérations allouées par les sociétés du Groupe aux Administrateurs s'élèvent à 1 678 516 € (2000 : 2 510 592 €).
Le détail des rémunérations (y compris les primes et bonus complémentaires alloués aux Administrateurs dirigeants) est présenté dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

6 > Immobilisations et amortissements

(en milliers d'euros)	Immobilisations en Concession							Immobilisations propres	
	En-cours	Tunnels	Terminaux et terrains y afférant	Équipements fixes	Autres matériels roulants	Matériels terrains et bâtiments	Autres véhicules et équip. bureau	Immob. corporelles	Total
VALEURS BRUTES									
Au 1er janvier 2001	129 917	6 549 501	1 889 465	3 157 252	1 818 068	144 477	241 415	6 853	**13 936 948**
Acquisitions	78 205	–	5 748	662	17 226	1 486	28 716	–	**132 043**
Écarts de conversion	–	–	–	–	–	–	–	174	**174**
Transferts	(61 720)	–	6 013	1 711	48 926	–	5 070	–	**–**
Cessions/retraits	–	–	–	(927)	–	(1 967)	(1 589)	(72)	**(4 555)**
Au 31 décembre 2001	146 402	6 549 501	1 901 226	3 158 698	1 884 220	143 996	273 612	6 955	**14 064 610**
AMORTISSEMENTS									
Au 1er janvier 2001	–	108 702	78 553	489 078	285 630	26 416	123 061	1 556	**1 112 996**
Dotations	–	8 437	10 995	67 712	46 988	5 160	21 784	227	**161 303**
Écarts de conversion	–	–	–	–	–	–	–	39	**39**
Cessions/retraits	–	–	–	(927)	–	(645)	(1 589)	(72)	**(3 233)**
Au 31 décembre 2001	–	117 139	89 548	555 863	332 618	30 931	143 256	1 750	**1 271 105**
VALEURS NETTES									
Au 1er janvier 2001	129 917	6 440 799	1 810 912	2 668 174	1 532 438	118 061	118 354	5 297	**12 823 952**
Au 31 déc. 2001	**146 402**	**6 432 362**	**1 811 678**	**2 602 835**	**1 551 602**	**113 065**	**130 356**	**5 205**	**12 793 505**

En France, les biens immobiliers dans l'emprise de la Concession sont propriété de l'État et lui feront retour à l'expiration de la durée de la Concession. Au Royaume-Uni, le gouvernement a demandé à CTG le transfert de propriété, à son profit, des terrains et biens immobiliers acquis dans le cadre de la construction et de l'exploitation du Projet en échange d'un bail pour la durée de la Concession. A l'expiration de la Concession, les droits des Concessionnaires sur tous les biens et droits mobiliers, et de propriété intellectuelle, nécessaires à la construction et à l'exploitation du Projet, deviendront sans indemnité la propriété conjointe des deux États.

La dotation aux amortissements de l'exercice de 161,3 millions d'euros comprend une dotation d'exploitation de 160,4 millions d'euros et une dotation exceptionnelle de 0,9 million d'euros.

7 > Stocks

(EN MILLIERS D'EUROS)	31 DÉCEMBRE 2001	31 DÉCEMBRE 2000
Pièces de rechange*	8 993	9 922
Terrains en cours d'aménagement	12 294	9 426
	21 287	**19 348**

* Net d'une provision pour obsolescence de 2,5 millions d'euros (2000 : 1,9 million d'euros).

8 > Créances clients

Les créances clients de 80 millions d'euros (2000 : 102 millions d'euros), après déduction d'une provision pour créances douteuses de 8 millions d'euros (2000 : 5 millions d'euros), sont à moins d'un an.

9 > Autres actifs financiers et autres dettes financières

Eurotunnel a acheté trois sociétés de leasing au Royaume-Uni. Ces sociétés avaient des dettes de 164 millions d'euros au 31 décembre 2001. La totalité de ces dettes est garantie par des créances de leasing détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales de l'année en cours, par le transfert de ces pertes aux sociétés de leasing incluses dans le groupe fiscal d'Eurotunnel. Ces sociétés supportent un risque de crédit en tant que sociétés de leasing, mais ce risque ne peut être assumé par d'autres sociétés du Groupe Eurotunnel.

10 > Valeurs mobilières de placement et disponibilités

a. Valeurs mobilières de placement

Ce poste correspond à des placements à court terme en certificats de dépôt et Sicav.

(EN MILLIERS D'EUROS)	31 DÉCEMBRE 2001	31 DÉCEMBRE 2000
Titres et valeurs en €	114 148	144 052
Titres et valeurs en £	111 888	76 908
Intérêts courus à recevoir	364	526
	226 400	**221 486**

b. Disponibilités

(EN MILLIERS D'EUROS)	31 DÉCEMBRE 2001	31 DÉCEMBRE 2000
Comptes courants bancaires et caisses	27 835	26 197
Comptes de dépôts	–	15 489
	27 835	**41 686**
Total	**254 235**	**263 172**

Aux 31 décembre 2000 et 2001, la valeur de marché des "Titres et valeurs en € et en £" est égale à la valeur comptable.
Le montant total des disponibilités qui s'élève à 254 millions d'euros au 31 décembre 2001 comprend 168 millions d'euros pour le paiement des Intérêts Juniors. 57 millions d'euros restent disponibles pour l'exploitation du Groupe et 29 millions d'euros correspondent au solde du produit de l'augmentation de capital de 1999 et des opérations financières.

11 > Capital social et primes d'émission

(EN MILLIERS D'EUROS)	ESA	EPLC	TOTAL
CAPITAL SOCIAL (ACTIONS ORDINAIRES)			
Au 1er janvier 2001			
2 083 676 484 actions à 0,15 €	317 654	–	317 654
2 083 676 484 actions à 0,01£	–	30 699	30 699
	317 654	30 699	348 353
EXERCICE DE BONS DE SOUSCRIPTION 2001/2003 ET D'OPTIONS DE SOUSCRIPTION			
570 872 actions à 0,15 €	86	–	86
570 872 actions à 0,01£	–	9	9
	86	9	95
CONVERSION EN EUROS*	(5 103)	–	(5 103)
Au 31 décembre 2001			
2 084 247 356 actions à 0,15 €	312 637	–	312 637
2 084 247 356 actions à 0,01£	–	30 708	30 708
	312 637	**30 708**	**343 345**
PRIMES D'ÉMISSION			
Au 1er janvier 2001	1 289 502	1 368 604	2 658 106
Augmentation de capital	416	540	956
Au 31 décembre 2001	**1 289 918**	**1 369 144**	**2 659 062**

* Voir note 12.

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront «jumelées», de telle sorte qu'une action d'ESA et une action d'EPLC forment une «Unité». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.
Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé :

• le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de 1,26 € ou 0,77£, entre le 16 mars 2004 et le 15 mars 2011, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4 % à la moyenne de "the underlying UK Retail Price Index" et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.

• le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de 0,62£, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
27 avril 1992	122 192	3,91	2,48	27.04.1995 à 26.04.2002
6 novembre 1992	384 292	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	290 453	2,91	2,24	13.07.1998 à 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 à 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	7 843 300	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	5 184 208	–	0,73	01.11.2004 à 30.04.2005
24 novembre 1999	6 375 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000*	1 813 695	–	0,61	01.05.2005 à 31.10.2005
31 mars 2000	4 628 909	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001*	3 069 876	–	0,62	01.05.2006 à 31.10.2006
16 mars 2001	6 420 018	1,26	0,77	16.03.2004 à 15.03.2011

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

• 919 553 419 *bons de souscription* (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68£. Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.

• 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 *donnaient droit de souscrire*, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, 1,02 Unité au prix de 5,84 F (0,89 €) plus 0,59£. *Au cours de l'exercice 2001*, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration le 31 décembre 2001.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de 6,97 F (1,06257 €) plus 0,70£.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45 %.

12 > Réserves

a. Variation des réserves

(en milliers d'euros)	Reserve*	Report à nouveau résultat	Écart de conversion
Au 1er janvier 2001	–	(643 483)	(760 000)
Conversion en euros	5 103	–	–
Résultat de l'exercice	–	(187 834)	–
Écart de conversion	–	–	(154 157)
Au 31 décembre 2001	**5 103**	**(831 317)**	**(914 157)**

*Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en €.

b. Analyse du résultat combiné de l'exercice

(en milliers d'euros)	
Résultat de l'exercice d'ESA	4 896
Résultat des filiales d'ESA	(101 663)
Résultat du Groupe EPLC	103 719
Elimination du résultat de Fixed-Link Finance BV	(207 838)
Ajustements de combinaison :	
Différences de change sur amortissements	14 111
Autres éliminations intragroupe	125
Amortissement des frais d'augmentation de capital d'EPLC	(1 184)
Résultat combiné du Groupe Eurotunnel (perte)	**(187 834)**

13 > Provision pour risques et charges

Ce poste comprend essentiellement une provision pour grosses réparations à hauteur de 71,6 millions d'euros (31 décembre 2000 : 59,3 millions d'euros), et une provision pour renouvellement des immobilisations à hauteur de 37,3 millions d'euros (31 décembre 2000 : 28,2 millions d'euros). Il comprend également une provision pour indemnités de départ en retraite de 3,0 millions d'euros (31 décembre 2000 : 2,4 millions d'euros). Aucune provision n'a été constituée au titre des réclamations des Réseaux (voir Note 1).

14 > Emprunts et dettes auprès des établissements de crédit

a. Analyse des Emprunts Obligataires et de la dette financière

(en milliers d'euros)	31 décembre 2000 publié Francs	31 décembre 2000 publié euros	31 décembre* 2000 recalculé euros	Rachats de dette et annulations d'intérêts euros	Intérêts** euros	31 décembre 2001 euros
Obligations Remboursables en Unités	6 548 193	998 266	1 011 307	–	–	1 011 307
Obligations Participantes	8 642 099	1 317 479	1 334 745	–	–	1 334 745
Total emprunts obligataires	**15 190 292**	**2 315 745**	**2 346 052**	**–**	**–**	**2 346 052**
Dette EDL, Senior et 4e Tranche	3 709 209	565 465	573 200	–	–	573 200
Dette Junior	35 775 741	5 453 977	5 519 490	(11 648)	–	5 507 842
Crédit à Taux Révisable	11 872 342	1 809 927	1 831 711	–	–	1 831 711
Intérêts impayés						
Avances de stabilisation	4 946 805	754 135	764 362	–	94 163	858 525
Intérêts différés	1 100 825	167 820	170 012	–	45 003	215 015
Total intérêts impayés	6 047 630	921 955	934 374		139 166	1 073 540
Total, dette financière et intérêts différés	**57 404 922**	**8 751 324**	**8 858 775**	**(11 648)**	**139 166**	**8 986 293**
Intérêts courus						
Emprunts obligataires	140 915	21 482	21 763	–	–	21 763
Dette financière	1 318 405	200 990	203 798	–	(1 548)	202 250
Total intérêts courus	**1 459 320**	**222 472**	**225 561**	–	**(1 548)**	**224 013**
Concours bancaires courants	5 808	885	890	–	(886)	4
Total emprunts et dette financière	**74 060 342**	**11 290 426**	**11 431 278**	**(11 648)**	**136 732**	**11 556 362**

* Les emprunts au 31 décembre 2000 ont été recalculés au taux de change du 31 décembre 2001 pour faciliter la comparaison.

** Les intérêts comprennent les intérêts courus de la période diminués des montants payés en numéraire ou par utilisation du Crédit de Stabilisation.

En janvier 2001, 12,8 millions de livres et 17,1 millions d'euros de Crédit de Stabilisation ont été créés pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. De même, 18,8 millions de livres et 25,2 millions d'euros de Crédit de Stabilisation ont été créés en juillet. La totalité des intérêts dûs sur les ORU (21,6 millions d'euros et 14,2 millions de livres) au titre de l'exercice a été différée.

En janvier 2002, 19,0 millions de livres et 25,5 millions d'euros de Crédit de Stabilisation ont été créés pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. La totalité des intérêts dûs sur les ORU au 26 janvier 2002 (10,8 millions d'euros et 7,1 millions de livres) a été ajoutée au poste Intérêts Différés.

b. Échéancier des Emprunts Obligataires et de la dette financière

(EN MILLIERS D'EUROS)	MOINS D'UN AN	DE 1 À 5 ANS	PLUS DE 5 ANS	TOTAL
Obligations Remboursables en Unités	–	1 011 307	–	1 011 307
Obligations Participantes	–	–	1 334 745	1 334 745
Total Emprunts obligataires	**–**	**1 011 307**	**1 334 745**	**2 346 052**
Dette EDL, Senior et 4e Tranche	92 842	284 303	196 055	573 200
*Dette Junior**	–	–	5 507 842	5 507 842
Crédit à Taux Révisable	–	–	1 831 711	1 831 711
Intérêts impayés				
Avances	–	–	858 525	858 525
Intérêts différés	–	215 015	–	215 015
Total Intérêts impayés	–	215 015	858 525	1 073 540
Total, dette financière et intérêts différés	**92 842**	**499 318**	**8 394 133**	**8 986 293**
Intérêts courus				
Emprunts obligataires	21 763	–	–	21 763
Dette financière	202 001	–	249	202 250
Total intérêts courus	**223 764**	**–**	**249**	**224 013**
Concours bancaires courants	4	–	–	4
Total, emprunts et dette financière	**316 610**	**1 510 625**	**9 729 127**	**11 556 362**

* Echéancier basé sur le «tableau d'amortissement minimum» (voir note 14c).

c. Description de la Dette

• Les Obligations Remboursables en Unités sont décrites en note 11 d.

• Les Obligations Participantes, au nombre de 423 570 au 31 décembre 2001, ont été émises par FM et EFL au prix de 9 893 F (1 508,18 €) et 1 000 £ , et portent un coupon fixe de 1 % par an. A compter de la fin de la Période de Stabilisation (soit le 31 décembre 2005, ou avant sous certaines conditions, à la demande d'Eurotunnel), ces obligations ouvriront droit au paiement, en plus du coupon fixe, d'un coupon variable égal à 23,3 % du cashflow net disponible. Ces obligations seront remboursables au plus tard le 30 avril 2040.

• Le Crédit à taux révisable porte intérêt à taux fixe de 7,03 % pour la partie libellée en livres et 5,28 % pour la partie libellée en euros jusqu'au 26 janvier 2004. Par la suite les intérêts seront déterminés en fonction du taux des emprunts d'État français et britannique majoré de 0,5 %. Au terme de la Période de Stabilisation, cette marge sera portée à 1,5 %. Ces crédits seront remboursés au plus tard le 31 décembre 2050.

• La Dette Junior porte intérêt au même taux fixe que le Crédit à Taux Révisable. À partir de certaines dates comprises entre le 1er décembre 2003 et le 8 janvier 2004, elle portera intérêt à taux variable, majoré de 1,25 %. La Dette Junior est remboursable entre 2005 (échéancier de remboursement "cible") ou 2007 (échéancier de remboursement minimum) et 2025.

• Des Avances de Stabilisation (au titre de la Dette Junior et du Crédit à Taux Révisable) ou des intérêts différés (au titre des ORU) sont créés semestriellement, en janvier et en juillet, afin de couvrir la charge d'intérêt ne pouvant être réglée avec les disponibilités. Au titre du Crédit de Stabilisation, Eurotunnel est autorisé à tirer de nouvelles avances de crédit (sous réserve de certaines limites de tirages) jusqu'à la fin de la Période de Stabilisation, ces avances portant intérêt à taux zéro. Par la suite, elles porteront intérêt à taux variable, majoré de 1,25 %. Dans les dix-huit mois suivant la fin de la période à taux zéro, les crédits pourront être convertis en émissions obligataires sur décision d'Eurotunnel. Les remboursements de ce crédit seront échelonnés entre 2018 et 2026.

• Une partie de la Dette Senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable, le solde portant intérêt à taux fixe. Elle est remboursable entre 2002 et 2005 et la marge est de 1 %.

• La Dette Quatrième Tranche correspond aux tirages effectués auprès de la Banque Européenne d'Investissement et de la CECA. Elle porte intérêt à taux fixes majorés de 1 %. Elle est remboursable entre 2006 et 2019.

La totalité de la dette est garantie par des sûretés.

d. Paiement des intérêts courus

Sur les 247 millions d'euros d'intérêts venant à échéance en janvier 2002, 168 millions d'euros ont été payés en numéraire et 79 millions d'euros ont été payés par utilisation du Crédit de Stabilisation.

e. Risque de taux

Toute la dette d'Eurotunnel, à l'exception de 93 millions d'euros et 140 millions de livres de Dette Senior, porte intérêt à taux fixe jusqu'à la fin de 2003. Jusqu'à cette date l'impact d'une variation de 1 % des taux d'intérêts variables en France et au Royaume Uni serait une variation des charges financières de l'ordre de 3 millions d'euros par an. Une variation équivalente des taux d'intérêts sur les placements compenserait en grande partie la variation des charges financières. A partir de 2004, un total de 7,5 milliards d'euros de la dette d'Eurotunnel portera intérêt à taux variable.

En août 2000, Eurotunnel a conclu une opération de couverture (collar) auprès d'institutions financières afin de limiter son exposition à d'éventuelles hausses des taux d'intérêt. Cette opération porte sur une partie de la dette du Groupe s'élevant à 1 920 millions d'euros et à 1 071 millions de livres. Elle est composée de deux parties. Les contrats caps limitent le taux d'intérêt sur cette dette à des taux allant de 6,75 % en 2004 à 8 % en 2008 pour la partie euros et de 7,25 % en 2004 à 8 % en 2008 pour la partie livres. Les contrats floors impliquent que les taux d'intérêt supportés par Eurotunnel ne tomberont pas, en moyenne, au-dessous d'un certain niveau allant de 5,3 % en 2004 à 4,51 % en 2008 pour la partie euros et de 5,5 % en 2004 à 4,98 % en 2008 pour la partie livres. Une prime de 28 millions d'euros et 23 millions de livres a été versée pour assurer cette protection de taux d'intérêt, et sera portée au compte de résultat prorata temporis sur la durée des contrats de couverture.

Suite à l'opération de titrisation d'une part de la Dette Junior conclue en mars 2001, Eurotunnel a conclu des contrats caps supplémentaires portant sur 959 millions d'euros et 536 millions de livres de Dette Junior aux mêmes taux et pour les mêmes périodes que ceux décrits au pragraphe ci-dessus. Aucune prime n'a été versée et aucun contrat floor n'a été accordé pour obtenir cette couverture supplémentaire.

Si les taux du marché en 2004-2008 sont supérieurs aux taux caps, les banques contreparties paieront à Eurotunnel la différence entre les deux taux. Si les taux du marché en 2004-2008 sont inférieurs aux taux floors, Eurotunnel paiera aux contreparties la différence entre les deux taux. Lorsque les taux du marché se situent entre les taux caps et les taux floors, aucun paiement n'est effectué au titre de ces contrats.

Le tableau ci-dessous donne une estimation de la charge totale d'intérêts d'Eurotunnel (marges comprises) pour des hypothèses de taux EURIBOR et LIBOR à 6 mois en 2004 allant de 3 % à 8 %. Ces chiffres tiennent compte de l'impact des contrats d'options sur taux en place et sont calculés sur la base de taux d'intérêts EURIBOR et LIBOR à 6 mois identiques.

Charge d'intérêts (hors prime d'options) :

(EN MILLIONS D'EUROS)

3 %	4 %	5 %	6 %	7 %	8 %
422	461	501	562	631	658

f. Risque de change

Toute la dette d'Eurotunnel est libellée en euros (Groupe ESA) ou en livres sterling (Groupe EPLC). En conséquence, aucun gain ni aucune perte de change ne peuvent survenir de la réévaluation de la dette externe. La majorité des risques de change liés aux activités continentales d'Eurotunnel a été éliminée par l'introduction de l'euro dans 12 pays membres de l'Union Européenne. Le principal risque de change résiduel porte sur la réévaluation des comptes courants intragroupe (principalement une créance du Groupe ESA sur le Groupe EPLC libellée en euros). L'impact d'une variation de 10 % de la parité entre l'euro et la livre sterling serait un gain ou une perte de change comptable de l'ordre de 56 millions d'euros.

g. Risque de liquidité

Le 31 décembre 2003, les Obligations Remboursables en Unités seront converties en Unités à un prix prédéterminé, à l'exception de celles qui auraient été auparavant remboursées en numéraire par le produit de l'exercice des Bons 2001 et 2003 avec une prime par rapport à leur valeur faciale.
La Dette Senior est remboursable en numéraire entre 2002 et 2005. Le reste de la dette à l'exception du premier remboursement de la Dette Junior à hauteur de 1,65 % du principal (selon l'échéancier de remboursement "cible"), est remboursable après la période de Stabilisation (31 décembre 2005, ou plus tôt sous certaines conditions, sur décision d'Eurotunnel).
Les intérêts dus sur les ORU, la Dette Junior et le Crédit à taux révisable qui ne pourraient pas être réglés en numéraire, peuvent, jusqu'à la fin de la période de Stabilisation être réglés par des tirages sur le Crédit de Stabilisation dans certaines limites. Eurotunnel peut sous certaines conditions rembourser en Unités le Crédit de Stabilisation.
702 millions de £ (ou 1 153 millions d'euros) ont été tirés jusqu'au 28 janvier 2002 sur ce crédit. Le montant des tirages disponibles sur le Crédit de Stabilisation au 28 janvier 2002 est de 479 millions de livres (ou 787 millions d'euros).

15 > Autres dettes

	31 DÉCEMBRE 2001	31 DÉCEMBRE 2000
Avances et acomptes	142 148	138 760
Fournisseurs et comptes rattachés	66 729	58 955
Dettes sociales et fiscales	27 529	43 148
Fournisseurs d'immobilisations	25 705	29 838
Autres dettes	6 103	21 252
	268 214	**291 953**

Le poste "Avances et acomptes" est constitué essentiellement des avances effectuées par les Réseaux Ferroviaires en application de la clause de paiement minimum de la Convention d'Utilisation. Ces avances sont remboursables sous certaines conditions par déduction sur les versements futurs dûs par les Réseaux. Les autres postes sont essentiellement à moins d'un an.

16 > Différences de change

Les profits et pertes de change proviennent essentiellement de la réévaluation au cours de clôture des comptes intragroupes.

17 > Résultat exceptionnel

Le résultat exceptionnel net de 10 millions d'euros provient essentiellement de plusieurs opérations financières.

18 > Résultat et situation fiscale

a. Impôts courants

En 1997, ESA a renouvelé, pour une nouvelle période de 5 ans, l'option pour le régime de l'intégration fiscale de Groupe incluant FM. Les filiales d'ESA créées en décembre 1998 ont été intégrées dans le groupe fiscal. ESA a provisionné l'impôt forfaitaire annuel à hauteur de 34 000 €.
En France, les pertes fiscales cumulées reportables du Groupe intégré, s'élèvent à 836 millions d'euros, dont 493 millions d'euros sont reportables indéfiniment.
Au Royaume-Uni, au 31 décembre 2001, les charges fiscalement reportables de 2 574 millions de livres restent imputables sur certains profits futurs du groupe EPLC.

b. Impôts différés

Le crédit d'impôt différé n'a pas été comptabilisé.

c. Les particularités du Projet ont nécessité des consultations entre les autorités fiscales des deux pays afin d'harmoniser, autant que possible, les traitements fiscaux. Certaines dispositions n'ont pas été définitivement arrêtées ; toutefois, cette situation n'a pas d'incidence significative sur les comptes.

19 > Engagements hors bilan

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL et OPL.
En application des contrats de crédit, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.
Au 31 décembre 2001, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL et OPL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie.

20 > Tableau de financement de l'exercice 2001

a. Réconciliation du résultat d'exploitation de l'exercice avec les flux de trésorerie liés à l'exploitation

(EN MILLIERS D'EUROS)	2001	2000
Résultat d'exploitation	**326 682**	**367 689**
Provisions	37 655	35 747
Dotations aux amortissements	160 365	159 184
Profit avant dotations aux amortissements, provisions, intérêts et impôts	**524 702**	**562 620**
Ajustement de taux*	2 206	(5 332)
Variation des stocks	139	2 700
Variation des créances	51 983	(15 787)
Variation des dettes	(53 302)	(18 606)
Flux de trésorerie lié à l'exploitation	**525 728**	**525 595**

* L'ajustement résulte de la prise en compte des éléments du Compte de Résultat au taux de clôture.

b. Détail des éléments du tableau de financement

(EN MILLIERS D'EUROS)	2001	2000
PRODUITS ET CHARGES FINANCIÈRES		
Intérêts reçus	16 246	13 504
Intérêts payés	(418 367)	(429 357)
Instruments de couverture	–	(64 966)
Produits et charges financières	**(402 121)**	**(480 819)**
IMMOBILISATIONS		
Décaissements relatifs à l'acquisition d'immobilisations corporelles	(135 043)	(113 293)
Encaissements provenant de la cession d'actifs immobilisés	539	123
Immobilisations	**(134 504)**	**(113 170)**
FINANCEMENT		
Augmentation de Capital, nette de frais	178	(777)
Variation Emprunts	(10 659)	(3 379)
Financement	**(10 481)**	**(4 156)**

c. Analyse de la variation de trésorerie

(EN MILLIERS D'EUROS)	2001	2000
Trésorerie à l'ouverture	261 761	332 837
Variation de trésorerie (hors incidence des variations des taux de change)	(10 768)	(70 518)
Incidence des variations des taux de change	2 874	(558)
Trésorerie à la clôture	**253 867**	**261 761**

d. Analyse des comptes de trésorerie présentés au bilan

(EN MILLIERS D'EUROS)	2001	VARIATION DE L'EXERCICE	2000
Valeurs mobilières de placement	226 400	4 914	221 486
Disponibilités	27 835	(13 851)	41 686
Découverts bancaires	(4)	881	(885)
Intérêts	(364)	162	(526)
	253 867	**(7 894)**	**261 761**

21 > Bénéfice/(perte) par Unité

(EN CENTIMES D'EUROS)	2001	2000
Perte nette par Unité	(9,0)	(8,3)
Perte avant résultat exceptionnel	(9,5)	(8,3)
Perte nette par Unité après dilution	(5,6)	(5,0)

La perte par Unité, après impôts et éléments exceptionnels, est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice, 2 083 750 996 (31 décembre 2000 : 2 083 636 803) et la perte de l'exercice de 187 834 000 € (31 décembre 2000, perte de 172 639 000 €).

La perte par Unité, après impôt et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de 198 005 000 € (31 décembre 2000 : 173 838 000 €) avant le produit exceptionnel de 10 171 000 € (31 décembre 2000 : 1 200 000 €).

La perte nette par Unité pour l'exercice après dilution est calculée en utilisant le nombre total d'Unités qui pourraient être émises, compte tenu des conditions de marché à la date de clôture, par l'exercice des instruments existants. Le nombre d'Unités après dilution est de 2 547 933 007 (2000 : 2 545 153 279), et le résultat ajusté de l'année est une perte de 142 890 000 € au 31 décembre 2001 (2000 : perte de 127 825 000 €).

22 > Différences significatives entre les principes comptables

Les Comptes Combinés d'Eurotunnel suivent les règles françaises qui diffèrent par certains aspects des règles britanniques. Les différences significatives au titre des Comptes Combinés du Groupe Eurotunnel sont les suivantes :

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance BV et Tunnel Junior Debt Holdings Limited, créées et contrôlées par des tiers dans le cadre de l'opération de titrisation de 1,8 milliard d'euros de Dette Junior, sont consolidées en tant que «quasi filiales» au sens de la norme britannique FRS 5. Le rachat de Dette Junior Eurotunnel par Tunnel Junior Debt Holdings Limited, financé par l'émission d'obligations par Fixed-Link Finance BV, est considéré comme étant en substance une annulation de dette existante et une création de nouvelle dette, et génère un bénéfice de 416 millions d'euros au crédit du compte de résultat (voir note 1).

Les règles britanniques diffèrent aussi pour le traitement des coûts d'augmentation de capital. Selon les règles britanniques, les coûts d'augmentation de capital sont traités comme partie intégrante des transactions avec les actionnaires, sont déduits des fonds reçus de l'augmentation de capital et, en conséquence, ne figurent pas au compte de résultat. La législation britannique permet, par ailleurs, de déduire de la prime d'émission certains de ces coûts.

Selon les règles françaises, les coûts d'augmentation de capital ont été comptabilisés au compte de résultat. Au cas particulier du Groupe Eurotunnel, ces coûts, engagés pendant la période de construction, ont été capitalisés comme l'ensemble des coûts en actifs de la Concession.

Si les Comptes Combinés avaient été préparés selon les règles britanniques, les capitaux propres au 31 décembre 2001 auraient été augmentés de 160 millions d'euros (31 décembre 2000 : diminution de 257 millions d'euros) et le résultat aurait été augmenté de 417 millions d'euros (2000 : augmentation de 1 million d'euros).

Depuis la publication de la norme comptable FRS 11 en 1998, les règles britanniques exigent pour l'évaluation des actifs immobilisés la comparaison de leur valeur nette comptable avec la valeur des projections de flux de trésorerie actualisés (alors que la norme américaine FAS 121, utilisée dans les Comptes Combinés, identifie une éventuelle dépréciation sur la base de flux de trésorerie non actualisés). L'application de cette norme (détaillée dans les comptes d'EPLC en pages 74 et 75) n'a pas engendré de réduction de la valeur des actifs immobilisés du Groupe.

> Déclaration du Conseil Commun
sur le Gouvernement d'Entreprise

> Gouvernement d'Entreprise

Le Conseil, soucieux de tirer le meilleur parti des standards français et britanniques en matière de gouvernement d'entreprise, confirme que le Groupe respecte les principes du Code du Comité sur le Gouvernement d'Entreprise publié au Royaume-Uni en 1998 et l'essentiel des recommandations des Rapports Viénot publiés en France en 1995 et 1999. Le Groupe a été en conformité avec le Code du Comité sur le Gouvernement d'Entreprise durant toute l'année 2001.

À la date du 8 février 2002 le Conseil commun d'Eurotunnel est composé de treize Administrateurs dont un a des fonctions de direction dans le Groupe. Tous les Administrateurs non dirigeants, sauf Charles Mackay sont des "Administrateurs indépendants" au sens du Rapport Viénot et du Code visé ci-dessus (Administrateurs n'exerçant pas des fonctions de direction dans une société du Groupe, ne représentant pas un actionnaire important de la société, ou n'ayant pas de relations telles, notamment avec un partenaire significatif et habituel, commercial ou financier de la société, qu'elles puissent porter atteinte à leur indépendance). Charles Mackay, bien que non dirigeant mais bénéficiant d'un contrat de travail de droit anglais, n'est pas considéré comme étant un Administrateur indépendant. La nomination des Administrateurs est soumise à ratification de la plus proche Assemblée d'actionnaires. Le mandat des Administrateurs est ensuite renouvelable au moins tous les trois ans. Vivienne Cox est devenue Membre du Conseil Commun le 1er juillet 2001, et Richard Shirrefs le 1er janvier 2002. Philippe Lazare a quitté ses fonctions d'Administrateur et Chief Executive (Directeur Général) du Groupe le 31 décembre 2001. Richard Shirrefs lui a succedé dans toutes ses fonctions le 1er janvier 2002.

Le Conseil Commun, qui s'est réuni 8 fois en 2001 (avec un taux moyen de participation des Administrateurs de 91 %), fonctionne dans le cadre d'une structure où les rôles et responsabilités du Président, du Chief Executive et des Administrateurs non dirigeants sont clairement définis. Conformément au Contrat de Concession, le Conseil Commun a la responsabilité de la direction et de la gestion du Groupe Eurotunnel. Le Chief Executive est responsable de la gestion du Groupe Eurotunnel dans le cadre défini par le Conseil Commun, certains sujets relevant de la seule compétence du Conseil, tels que la stratégie globale, les budgets, l'approbation des investissements importants et l'examen des sujets opérationnels, juridiques et financiers importants.

Le Conseil Commun suit également la recommandation du Code du Comité sur le Gourvernement d'Entreprise qui prévoit la désignation d'un Administrateur indépendant senior, autre que le Président, à qui il est possible de s'adresser en cas de besoin. Ce rôle était assuré par Charles Mackay, jusqu'à sa nomination en qualité de Président du Conseil Commun en avril 2001. Ensuite le Conseil Commun a décidé qu'il serait opportun, compte tenu du caractère binational d'Eurotunnel, d'avoir deux Administrateurs indépendants senior, un en France et un en Angleterre, et a désigné Baron Guy de Wouters et Lord Tugendhat.

Le Conseil a mis en place plusieurs comités, dont les plus importants sont les suivants :

- Le Comité d'Audit, présidé par le Baron Guy de Wouters (Administrateur non dirigeant) est composé de 4 autres Administrateurs non dirigeants (Vivienne Cox, Keith Edelman, Philippe Lagayette et Charles Petruccelli). Le Comité d'Audit rencontre au moins trois fois par an les auditeurs internes et externes, ainsi que les membres de la direction, afin de veiller à la qualité de l'information financière communiquée aux actionnaires, de surveiller les systèmes de contrôle interne, et de faciliter la communication entre le Conseil Commun et les auditeurs internes et externes. Le Comité d'Audit revoit, en particulier, les rapports et comptes semestriels et annuels avant leur présentation au Conseil, et étudie toute question soulevée par les auditeurs. Le directeur de l'Audit Interne a accès directement au Président du Comité d'Audit. Le Comité s'est réuni 4 fois en 2001.
- Le Comité de Rémunération : les informations concernant les membres du Comité de Rémunération, la politique de rémunération du Groupe pour l'Administrateur dirigeant et certains cadres dirigeants, ainsi que le montant des rémunérations versées aux Administrateurs figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs et de l'équipe de Direction aux pages 22 à 25. Le Comité s'est réuni 4 fois en 2001.
- Le Comité de Nomination, auquel participent le Président du Conseil Commun et les membres du Comité de Rémunération, a pour mission de proposer la nomination de nouveaux Administrateurs. Le Comité s'est réuni 2 fois en 2001.
- Le Comité de Sécurité, présidé par Chris Green (Administrateur non dirigeant), est composé de 4 autres Administrateurs non dirigeants (Christian Cambier, Michel Combes, Vivienne Cox et Yves Déjou). Le Comité reçoit des rapports mensuels et supervise la documentation relative à la sécurité, surveille l'élaboration des règles d'exploitation et de sécurité ainsi que la sécurité des opérations d'exploitation. Le directeur de la Sécurité a accès directement au Président du Comité de Sécurité. Le Comité s'est réuni 4 fois en 2001.

Le Président et le Chief Executive du Groupe assistent aux réunions des comités, si nécessaire.

> Le contrôle interne

Eurotunnel s'est conformé, comme demandé par «The Listing Rules of the UK Listing Authority», aux dispositions sur le contrôle interne figurant dans le Code du Comité sur le Gouvernement d'Entreprise, en mettant en œuvre tout au long de l'année 2001 les procédures recommandées par le Comité Turnbull* ; celles-ci sont décrites ci-dessous.

Le Conseil doit s'assurer (i) que les risques significatifs auxquels Eurotunnel est exposé et que l'efficacité du système de contrôle interne pour y faire face, sont revus au moins une fois par an, (ii) que les faiblesses du contrôle interne sont identifiées et corrigées, (iii) que le contrôle interne et la maîtrise des risques font partie intégrante de l'activité opérationnelle d'Eurotunnel.

Le Conseil et les comités opérationnels évaluent en permanence les risques auxquels le Groupe est confronté. Des responsabilités clairement définies ont été attribuées dans les domaines clés tels que l'assurance, la gestion de trésorerie, l'évaluation des projets d'investissement et la sécurité du traitement des données. D'autres risques relèvent de la compétence des Comités d'Audit, de Rémunération ou de Sécurité.

Une procédure formelle d'identification et d'évaluation des risques les plus importants pour Eurotunnel est engagée en octobre chaque année. Cette évaluation est revue par le Comité d'Audit (composé de 5 administrateurs non dirigeants) ; le Conseil est ensuite informé des risques les plus sérieux. Le département Audit Interne assure une revue régulière de l'efficacité du système interne de contrôle pour les maîtriser. Le Comité d'Audit reçoit régulièrement tout au long de l'année des rapports de l'Audit Interne sur ces questions.

En cas d'identification d'une défaillance dans le contrôle interne, l'Audit Interne établit un rapport et convient d'un plan d'action pour y remédier avec les responsables concernés. Le Comité Exécutif du groupe étudie régulièrement ces plans qui sont également présentés en résumé au Comité d'Audit.

Le directeur de l'Audit Interne rend compte au Chief Executive et a un accès direct au Président du Comité d'Audit.

En fin d'année, l'Audit Interne présente au Conseil un rapport sur les principaux mécanismes de contrôle au sein d'Eurotunnel et sur le traitement de la gestion des risques ainsi qu'un résumé de l'information communiquée au Comité d'Audit et au Comité Exécutif du Groupe sur les risques majeurs de la société.

Il existe un système complet et détaillé d'établissement de rapports financiers au Conseil, basé sur un plan à trois ans, un budget annuel, des prévisions trimestrielles et des rapports mensuels sur le résultat d'exploitation et les résultats financiers. L'évolution du fonds de roulement ainsi que des indicateurs relatifs à l'exploitation sont surveillés en permanence et communiqués au Conseil.

Le Conseil reconnaît que tout système de contrôle quel qu'il soit ne peut que prévenir et non éliminer tout risque pour Eurotunnel de ne pas atteindre ses objectifs opérationnels ; il ne peut pas procurer une assurance absolue contre les risques d'inexactitude ou pertes significatives. C'est dans cet esprit qu'il est procédé à des révisions permanentes, supervisées par le Comité d'Audit et le Conseil, des risques principaux auxquels Eurotunnel est exposé ainsi que de leur étendue.

* Ce comité britannique a édicté des recommandations relatives à la mise en œuvre de procédures de contrôle interne permettant à une entreprise d'identifier, évaluer et gérer les risques auxquels elle doit faire face dans tous les domaines de son activité.

> Relations investisseurs

Le Conseil attache une grande importance à la communication avec les actionnaires individuels et institutionnels. Cette communication est réalisée à travers les rapports annuels et semestriels, l'Assemblée Générale, les réunions d'information des actionnaires, les présentations des résultats, les communiqués trimestriels du chiffre d'affaires et les pages «Relations Investisseurs» du site internet. D'autres opportunités de dialogue sont données par le Centre d'Information des Actionnaires d'Eurotunnel qui fournit des réponses aux questions d'actionnaires individuels et qui prend note de leurs préoccupations, et aussi par les Comités d'Actionnaires français et britannique qui agissent en tant que forums de discussions et de propositions sur la communication aux actionnaires individuels.

Le dialogue avec les actionnaires institutionnels se fait à travers des réunions régulières en France, au Royaume-Uni, aux États-Unis et ailleurs, réunions auxquelles participent normalement le Chief Executive et le Directeur Financier d'Eurotunnel.

> Rapport sur l'environnement

Respecter et valoriser l'environnement constitue l'une des préoccupations majeures d'Eurotunnel depuis la période de construction. En effet, la protection de l'environnement est un facteur essentiel à la pérennité de nos activités et à l'avenir de l'ensemble du site du Tunnel sous la Manche.

Cette année a permis à Eurotunnel, grâce à l'action du Comité Hygiène et Environnement, d'entrer dans une phase intensifiée de gestion de l'environnement et une meilleure prise en compte des impacts environnementaux et de la réglementation applicable.

Cette première année sera notre base pour se fixer des indicateurs de performance afin d'améliorer en continu le Système de Management Environnemental.

2002 sera aussi une année très importante pour nous afin d'aller plus loin dans la prévention de la pollution et de valider la structure fonctionnelle qui se met actuellement en place.

> Honoraires des Commissaires aux Comptes et des Auditors

(En milliers d'euros)	Commissaires aux Comptes	Auditors
Honoraires de Commissariat aux Comptes récurrents	450	237
Honoraires de Commissariat aux Comptes non récurrents	583	431
Honoraires de Conseil	–	260
Total	**1 033**	**928**

> Continuité de l'exploitation

Le Conseil, après avoir procédé aux investigations utiles, considère que le Groupe a les ressources suffisantes pour exercer son activité dans un futur prévisible.

Le Conseil considère qu'il est donc approprié de continuer à établir les comptes dans la perspective de la continuité de l'exploitation.

> Rapport du Conseil Commun
sur la Rémunération des Administrateurs et de l'Equipe de Direction

> Généralités

Le Comité de Rémunération (le «Comité») a pour mission d'examiner la politique du Groupe en matière de rémunération des dirigeants et de faire des recommandations au Conseil concernant celle du Président du Conseil Commun et du Chief Executive. Les jetons de présence alloués aux Administrateurs non dirigeants sont fixés directement par le Conseil, dans les limites approuvées par les actionnaires. Le Comité est composé exclusivement d'Administrateurs non dirigeants : Roy Chapman (Président), Christian Cambier, Michel Combes, Keith Edelman, Lord Tugendhat et le Baron Guy de Wouters. Le Président et le Chief Executive du Groupe assistent aux réunions si nécessaire et ne sont pas présents lors des discussions les concernant.
Le Comité peut faire appel à des conseillers externes et indépendants en matière de rémunération en France et en Grande-Bretagne.

> La politique de rémunération

La politique de rémunération du Groupe pour les dirigeants ainsi que pour les cadres supérieurs est la suivante :
• établir une structure de rémunération de nature à attirer, motiver et retenir les cadres de haut niveau nécessaires au Groupe ;
• développer une politique de rémunération globale cohérente entre la France et la Grande-Bretagne qui tient compte des pratiques nationales ;
• refléter à travers la politique de rémunération la nécessité d'améliorer constamment les performances du Groupe tant à court qu'à long terme ;
• fixer des salaires compétitifs au regard des pratiques du marché et récompenser une performance de haut niveau par des paiements liés à cette performance. Cette performance est évaluée en fonction des quatre principes opérationnels d'Eurotunnel : sécurité, service à la clientèle, esprit d'équipe et performance financière.

> LES SALAIRES ET AVANTAGES

Les salaires sont réexaminés chaque année sans nécessairement faire l'objet d'augmentations. Le Comité procède à l'examen régulier de l'ensemble des politiques relatives aux avantages en nature, y compris les assurances médicales complémentaires, aux voitures de fonction et aux régimes de retraite.

> BONUS ANNUEL

Eurotunnel dispose d'un plan de bonus attribuable de façon discrétionnaire à ses cadres en fonction d'une part, de la réalisation par le Groupe d'un objectif de résultat d'exploitation (avant amortissement, frais financiers et impôts) et d'autre part de la performance individuelle de chacun. Selon les règles applicables en 2001, le montant global de ce bonus ne pouvait excéder 24 % de la masse salariale totale des cadres concernés par le plan, et le montant individuel de chaque attribution ne pouvait excéder 44 % du salaire du cadre concerné. Eurotunnel met également en œuvre un autre plan de bonus, collectif dont tous les salariés et dirigeants du groupe peuvent bénéficier sur la base du même objectif de résultat d'exploitation que le plan précédent, et dont le montant global ne pouvait dépasser 6 % de la masse salariale des bénéficiaires du plan. Aucun bonus n'a été attribué au titre de l'exercice 2001.

> OPTIONS DE SOUSCRIPTION D'ACTIONS – PLANS D'ÉPARGNE SALARIALE

Le détail des options de souscription allouées en 2001 au titre des plans d'options et du plan d'épargne salariale britannique approuvés lors des assemblées générales en mai 1999, est donné dans la note 11 b des comptes combinés.
Les options qui ont été attribuées antérieurement à 1999 demeurent valables jusqu'à leur date d'expiration fixée conformément aux règles des plans qui leur sont applicables.
Le cours actuel de l'Unité est substantiellement inférieur aux prix d'exercice de ces 1 248 386 options.
Le détail des options détenues par les administrateurs dirigeants figure dans la note 19 des comptes d'EPLC en pages 85 et 86 et dans la note 12 des comptes d'ESA en page 65.
Un plan d'épargne d'entreprise a été mis en place en France ; il permet aux salariés des sociétés françaises du groupe d'acquérir des Unités dans des conditions intéressantes.
Au 31 décembre 2001, 1 290 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 1 397 510 Unités.

> PLAN COMPLÉMENTAIRE DE BONUS

Eurotunnel avait un plan complémentaire de bonus pour les Administrateurs dirigeants et pour certains cadres dirigeants du Groupe. Ce plan a été progressivement remplacé par l'attribution d'options de souscription et l'allocation faite au titre de 1999 a été la dernière. Le montant du bonus distribuable au titre de ce plan a été calculé chaque année en fonction de la réalisation d'objectifs de résultat d'exploitation fixés par le Conseil. Le montant du bonus annuel revenant à chaque bénéficiaire était déterminé à la fin de chaque période de référence de douze mois et converti, pour ce qui concerne les bénéficiaires titulaires d'un contrat britannique, en Unités au prix du marché à cette date. Ces Unités (ou l'équivalent de leur valeur le jour de transfert pour les bénéficiaires titulaires d'un contrat français) sont transférées à leurs bénéficiaires par tiers à l'issue de chacune des trois années qui suivent.

L'attribution du bonus à chacun des attributaires était fonction de sa performance personnelle au regard des objectifs fixés et était exprimée en pourcentage de la masse salariale des bénéficiaires du plan (normalement dans une fourchette de 0 à 30 %), plafonnée à 50 % du salaire de chaque bénéficiaire.

Si l'un des bénéficiaires quitte le Groupe pendant cette période de trois ans (sauf en cas de départ à la retraite, de maladie, de décès, etc.), il perd ses droits au titre du plan, sauf décision contraire du Comité de Rémunération dans certaines circonstances exceptionnelles.

En France, ces bonus entrent dans l'assiette des rémunérations soumises aux cotisations légales de retraite, ce qui n'est pas le cas en Grande-Bretagne.

Au cours de l'exercice 2001, les bénéficiaires de bonus complémentaire alloué en 1997, 1998 et 1999 ont reçu un tiers de chaque attribution. En conséquence, Patrick Ponsolle a reçu une somme et des Unités pour une valeur totale inférieure de 4 716 € aux montants initiaux des attributions. Cette différence est due à l'évolution du cours du titre depuis la date des attributions.

> PENSIONS DE RETRAITE

La législation et les usages en France et en Grande-Bretagne sont très différents en terme de couverture sociale et de taux des cotisations. En France, toute rémunération versée, primes incluses, est soumise aux cotisations de Sécurité sociale et de retraite, l'État et les caisses nationales de retraite complémentaire ayant le contrôle de la gestion des retraites.

Un nombre limité de cadres supérieurs sont membres du Fonds de retraite des cadres dirigeants de «The Channel Tunnel Group» approuvé par l'Inland Revenue. Ce fonds leur donne droit à une pension lors de leur départ en retraite, calculée sur la base de leur dernier salaire soumis à cotisations et de leur ancienneté. Le fonds est financé intégralement par l'employeur.

En 2001 aucune contribution n'a été versée au Fonds de retraite des cadres dirigeants de The Channel Tunnel Group.

Philippe Lazare est membre du Fonds de Retraite de The Channel Tunnel Group. Le Groupe a effectué en son nom des versements à hauteur de 12 285 £ pour la période jusqu'au 31 décembre, date à laquelle ses droits à pension s'élevaient à 1 855 £ par an, soit une augmentation de 1 539 £ par rapport à 2000, hors augmentation due à l'inflation pendant l'année. La valeur monétaire de cette augmentation (selon calcul actuarial et conformément à la norme actuarialle GN 11), et après déduction des cotisations payées par Philippe Lazare lui-même, est de 6 573 £.

En 2001, le Groupe a versé une somme de 34 089 € pour le compte de Patrick Ponsolle au titre d'un plan de retraite en France.

> LES CONTRATS DES ADMINISTRATEURS DIRIGEANTS

Les détails des conditions de rémunération du Président du Conseil Commun et du Chief Executive sont précisés ci-après.

- Patrick Ponsolle a quitté ses fonctions de Président Exécutif du Groupe à l'issue de l'Assemblée Générale du 25 avril 2001. Patrick Ponsolle avait conservé son droit à percevoir un bonus au titre de la période expirant le 25 avril 2001, mais aucun bonus n'a été attribué. Suite à son départ, le "Trust" comme l'y autorisent les règles du Plan complémentaire de bonus en cas de départ, lui a transféré en mai 2001 les Unités et sommes correspondant à 1/3 et 2/3 des attributions qui lui avaient été octroyées au titre des années 1998 et 1999, soit 59 988 Unités plus une somme équivalente, le tout d'une valeur totale inférieure de 6 508 € à la valeur des bonus au moment de leur attribution.
- Charles Mackay (précédemment Vice-Président du Groupe) a été nommé Président du Conseil Commun suite au départ de Patrick Ponsolle le 25 avril 2001. Il a un contrat de travail avec ESL qui peut être résilié par l'une ou l'autre des deux parties avec un préavis de 12 mois. Il a perçu en 2001 un salaire de base de 129 833 £. Il a droit à un salaire annuel de 190 000 £ et à des paiements à un plan de retraite. Charles Mackay ne participe ni aux plans de bonus ni aux plans d'options de souscription.
- Philippe Lazare avait un contrat de travail avec ESL qui pouvait être résilié par l'une ou l'autre des parties avec un préavis de 12 mois. En vertu de ce contrat, il a perçu un salaire de base de 221 395 £ et avait droit à une voiture de fonction, à une assurance individuelle maladie et à des cotisations à un fonds de retraite. Son salaire n'a pas été augmenté lorsqu'il a été nommé Directeur Général du Groupe au sens de la loi sur les nouvelles régulations économiques du 15 mai 2001, de EPLC et CTG, et Président-Directeur Général d'ESA et de FM suite au départ de Patrick Ponsolle le 25 avril 2001. Philippe Lazare a quitté ses fonctions le 31 décembre 2001. Suite à son départ il a reçu une somme de 240 532 £ équivalente aux salaire et avantages en nature de la durée du préavis.

• Richard Shirrefs a un contrat de travail avec ESL, résiliable par l'une ou l'autre des parties avec un préavis de 12 mois. Il a succédé a Philippe Lazare aux fonctions de Directeur Général du Groupe, Président-Directeur Général d'ESA et de FM, et Chief Executive de EPLC et CTG à partir du 1er janvier 2002.
Son salaire de base a été fixé à 275 000 £. Il a droit également à une voiture de fonction, une assurance maladie privée et des cotisations à un plan de retraite. Au 31 décembre 2001 Richard Shirrefs détenait 852 930 options de souscription dont les prix d'exercice se situent entre 0,76 £ et 0,95 £.

> LES ADMINISTRATEURS NON DIRIGEANTS

Le montant maximum des jetons de présence autorisé par les Assemblées Générales d'ESA et EPLC a été fixé en 1999 à 1,5 million de francs (228 674 €) et 300 000 £ respectivement. Les jetons de présence sont déterminés par le Conseil. En 2001, ils ont été versés, aux administrateurs non dirigeants, pour partie pour leur appartenance au Conseil et pour partie en fonction de leur présence effective aux réunions. Une rémunération supplémentaire est versée le cas échéant pour la présidence des différents Comités.
Les Administrateurs non dirigeants ne participent pas au plan d'attribution de bonus, ni au plan complémentaire de bonus, et ils ne participent pas non plus aux plans d'options de souscription d'actions. Leur rémunération n'est pas soumise à des cotisations de retraite.

> INFORMATIONS SUR LES RÉMUNÉRATIONS DES ADMINISTRATEURS

Les informations détaillées relatives à la rémunération de tous les Administrateurs (et/ou Censeurs) figurent en page 25. Tous les Administrateurs sont Administrateurs d'EPLC et Administrateurs ou Censeurs d'ESA. L'information fournie regroupe l'ensemble de toutes ces rémunérations.

> INFORMATIONS SUR LES RÉMUNÉRATIONS ET LES OPTIONS DE SOUSCRIPTION DE L'ÉQUIPE DE DIRECTION (COMITÉ EXÉCUTIF)

Le montant global des rémunérations perçues par le Chief Executive du Groupe et les 6 autres membres du Comité Exécutif ainsi que le montant des options de souscription qui leur ont été attribuées et qui sont encore en vigueur se décomposent comme suit :

Rémunérations	Euros
Salaires	1 725 483
Avantages en nature	68 112
Bonus	–
Indemnités	392 308
Cotisations à des fonds de retraite	62 422
Total	**2 248 325**

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
6 novembre 1992	48 134	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	21 418	2,91	2,24	13.07.1998 à 12.07.2004
11 avril 1995	14 886	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	1 359 217	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	69 342	–	0,73	01.11.2004 à 30.04.2005
24 novembre 1999	12 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000	904 254	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001	1 692 597	1,26	0,77	16.03.2004 à 15.03.2011

Le détail des options de souscription détenus par P. Lazare figure en annexe 12 des comptes d'ESA et en annexe 19 des comptes d'EPLC.
Charles Mackay ne détient pas d'option de souscription.
* Options attribuées dans le cadre du plan d'épargne salariale britannique.

> Rémunération des Administrateurs

	2001							2000	
	Salaires	Jetons de présence	Avantages en nature	Bonus	Indemnités	Total rémunération hors cotisations	Cotisations à des fonds de retraite*	Total rémunération hors cotisations	Cotisations à des fonds de retraite
(montants bruts en euros)									
ADMINISTRATEURS DIRIGEANTS									
P. Ponsolle	162 612	–	602	–	–	163 214	34 089	587 212	106 714
G-C Chazot	–	–	–	–	–	–	–	17 074	–
ADMINISTRATEURS NON DIRIGEANTS									
C. Cambier	–	39 911	–	–	–	39 911	–	38 486	–
M. Combes	–	35 635	–	–	–	35 635	–	4 524	–
Y. Déjou	–	28 508	–	–	–	28 508	–	32 784	–
P. Lagayette	–	31 359	–	–	–	31 359	–	22 806	–
R. Lion	–	–	–	–	–	–	–	29 724	–
C. Petruccelli	–	31 359	–	–	–	31 359	–	28 508	–
Baron de Wouters	–	43 475	–	–	–	43 475	–	40 624	–
Total en euros	162 612	210 247	602	–	–	373 461	34 089	801 742	106 714
(montants bruts en livres)									
ADMINISTRATEURS DIRIGEANTS									
P. Ponsolle	–	–	546	–	–	546	–	840	–
G.-C. Chazot	–	–	–	–	–	–	–	665 305**	59 048
P. Lazare	221 395	–	7 874	–	240 532	469 801	12 285	38 219	1 836
ADMINISTRATEURS NON DIRIGEANTS									
R.J. Chapman	–	24 500	–	–	–	24 500	–	24 500	–
V. Cox	–	9 000	–	–	–	9 000	–	–	–
K. Edelman	–	28 000	–	–	–	28 000	–	25 000	–
C. Green	–	26 500	–	–	–	26 500	–	25 500	–
C. Mackay	129 833	31 944	–	–	–	161 777	23 846	100 000	–
Sir Robert Malpas	–	–	–	–	–	–	–	20 853	–
Lord Tugendhat	–	23 000	–	–	–	23 000	–	22 000	–
Total en livres	351 228	142 944	8 420	–	240 532	743 124	36 131	922 217	60 884
Total (en euros)	**735 466**	**443 389**	**14 335**	**-**	**392 308**	**1 585 497**	**93 019**	**2 304 661**	**205 936**

* Voir la rubrique "Pensions de retraite" à la page 23.
** *Y compris une indemnité de 298 413 £*

> Contents

DIRECTORS, ABBREVIATIONS AND DEFINITIONS, EXCHANGE RATES AND ACCOUNTS PRESENTATION	**27**
EUROTUNNEL GROUP COMBINED ACCOUNTS (£)	
Report of the Auditors and Commissaires aux Comptes	28
Balance Sheet	29
Profit and Loss Account	30
Cash Flow Statement	31
Notes	32
EUROTUNNEL STATEMENT ON CORPORATE GOVERNANCE	**46**
REPORT OF THE BOARD ON DIRECTORS' REMUNERATION	**48**

> The Eurotunnel Group

> Directors*

■ Charles Mackay (61), joined Eurotunnel Board 1997; Chairman, Eurotunnel Group; Chairman, EPLC and CTG; Chairman, TDG plc; Deputy Chairman, Thistle Hotels plc; Director, Johnson Matthey plc; Member of the Board, Insead.

■ Christian Cambier (57), joined Eurotunnel Board 1997; Président, Prigest SA.

■ Roy Chapman (65), joined Eurotunnel Board 1995; Chairman, Consignia Pension Fund; Chairman, AEA Technology Pension Fund.

■ Michel Combes (39), joined Eurotunnel Board 2000; Directeur Général, Assystem SA.

■ Vivienne Cox (42), joined Eurotunnel Board 1 July 2001; Group Vice President, Integrated Supply and Trading, BP plc.

■ Yves Déjou (59), joined Eurotunnel Board 1997; Directeur Général Délégué, ABX Logistics.

■ Keith Edelman (51), joined Eurotunnel Board 1995; Managing Director, Arsenal Football Club plc.

■ Chris Green (58), joined Eurotunnel Board 1995; Chief Executive, Virgin Trains.

■ Philippe Lagayette (58), joined Eurotunnel Board 1993; Président-Directeur Général, JP Morgan et Cie SA; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank; Administrateur (Director), La Poste; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.

■ Philippe Lazare (45), member of the Eurotunnel Board from 1 December 2000 to 31 December 2001; Chief Executive, Eurotunnel Group, EPLC and CTG and Président-Directeur Général, ESA and FM from 26 April 2001 until 31 December 2001; Director, Integrated Network Solutions Limited.

■ Charles Petruccelli (50), joined Eurotunnel Board 1996; President, Global Travel Services, American Express Company; President, American Express Carte France; Président, Havas Voyage American Express; Administrateur (Director), Société Française du Chèque de Voyage.

■ Richard Shirrefs (46), joined Eurotunnel Board 1 January 2002; Chief Executive, Eurotunnel Group, EPLC and CTG; Président-Directeur Général, ESA and FM from 1 January 2002.

■ Lord Tugendhat (64), joined Eurotunnel Board 1991; former Chairman, Abbey National plc; Chairman designate, Lehman Brothers Europe Limited ; Director, Rio Tinto plc.

■ Baron Guy de Wouters (71), joined Eurotunnel Board 1989; Président, Compagnie Financière de la Trinité; Président du Conseil de Surveillance, Alpha Associés SA, Alpha Développement Finance, Orange-Nassau Groep BV; Administrateur (Director), CGIP SA, Marine-Wendel, Cap Gemini Ernst & Young; Member of the Supervisory Board, Alpha Ventures.

* All the members of the Eurotunnel Board are Directors of EPLC, CTG, ESA and FM, except for Vivienne Cox who is at present a Director of EPLC and CTG and a "Censeur" of ESA and FM, and whose appointment as Director will be subject to election at the next Annual General Meetings of these two companies.

> Secretaries

EPLC, David Leonard ACIS.
ESA, Barberine Mei, David Leonard (Joint).

> Registered offices

EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS.
ESA, 140, boulevard Malesherbes, 75017 Paris.

> Registrars

EPLC: Computershare Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.
ESA: Crédit Agricole Indosuez, 9 quai du Président Paul Doumer, 92920 Paris La Défense Cedex.

> Auditors

EPLC: KPMG Audit Plc, Chartered Accountants, 8 Salisbury Square, London, EC4Y 8BB
ESA: BEFEC-Price Waterhouse, Member of PricewaterhouseCoopers, Commissaires aux Comptes, Tour AIG, 34, place des Corolles, Cedex 105, 92908 Paris-La Défense 2 and
KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 cours Valmy, 92923 Paris-La Défense 7.

> Abbreviations and definitions

The following abbreviations and definitions are used for convenience throughout this document:

- "The Eurotunnel Group" - Eurotunnel plc, Eurotunnel SA and their subsidiaries.
- "EPLC Group" – Eurotunnel plc and its subsidiaries.
- "EPLC" – Eurotunnel plc.
- "CTG" – The Channel Tunnel Group Limited, the UK Concessionaire.
- "ESL" – Eurotunnel Services Limited.
- "EFL" – Eurotunnel Finance Limited.
- "EDL" – Eurotunnel Developments Limited.
- "ETRL" – Eurotunnel Trustees Limited.
- "LSH" – Le Shuttle Holidays Limited.
- "OPL" – Orbital Park Limited.
- "GICL" – Gamond Insurance Company Limited.
- "CRL" – Cheriton Resources Limited companies.
- "CLL" – Cheriton Leasing Limited.
- "PWLL" – Princess Way Leasing Limited
- "ESA" – Eurotunnel SA.
- "FM" – France Manche SA, the French Concessionaire.
- "ESGIE" – Eurotunnel Services GIE.
- "Project" – The Fixed Link as defined in the Treaty and the Concession Agreement.
- "Partnership" – The partnership between FM and CTG, where the partners have equal holdings.

> Exchange rates

References in this document to "£" are to pounds Sterling, references to "FRF" are to French francs and references to "€" are to euros. The exchange rates used in the preparation of the accounts are explained in the notes thereto.

> Accounts presentation

In order to comply with the regulations in the United Kingdom and in France, and in order to present clearly the necessary information, the following financial statements are presented in this volume :

- The Combined Accounts of the Eurotunnel Group in English and French,
- The ESA accounts in French,
- The consolidated accounts of the EPLC Group in English.

> The Eurotunnel Group Combined Accounts

for the year ended 31 December 2001

> Report of the Auditors and Commissaires aux Comptes

We have carried out the duties entrusted to us by the General Meetings by auditing the Eurotunnel Group Combined Accounts, prepared in Pounds Sterling for the year ended 31 December 2001 on pages 29 to 45.

The Joint Board of the Eurotunnel Group is responsible for the preparation of financial statements. It is our responsibility to form an independent opinion based on our audit of those financial statements.

We have audited the Combined Accounts in accordance with Auditing Standards generally accepted in France and in the UK*; those standards require that we perform the audit to obtain reasonable assurance that the Combined Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Combined Accounts, which have been prepared in accordance with accounting principles generally accepted in France and on a going concern basis, give a true and fair view of the state of affairs of the Eurotunnel Group at 31 December 2001 and of its loss for the year then ended.

We have reviewed the information related to the Group presented on pages 1 to 12 of the Operating and Finance Report in accordance with Auditing Standards generally accepted in France and in the UK and we have no comments regarding the fairness and consistency of the information with the Combined Accounts.

Signed in Paris on 8 February 2002

KPMG Audit Plc	BEFEC-Price Waterhouse	KPMG Audit,
Chartered Accountants	Member of PricewaterhouseCoopers	Département de KPMG SA

Auditors and "Commissaires aux Comptes"

* Except that since these accounts constitute the consolidated accounts under French law, the audit report has been prepared in accordance with French Auditing Standards

> Combined Balance Sheet
at 31 December 2001

	Notes	31 December 2001 £'000	31 December 2000 £'000
ASSETS			
TANGIBLE FIXED ASSETS			
Concession fixed assets		8,961,339	8,998,469
Other fixed assets		3,168	3,306
Total tangible fixed assets	6	8,964,507	9,001,775
FINANCIAL FIXED ASSETS			
Shares		94	96
Others		69	50
Total fixed assets		8,964,670	9,001,921
Stocks	7	12,956	12,076
Trade debtors	8	48,708	63,863
Other debtors		10,200	26,685
Other financial debtors	9	100,096	–
Investments and liquid funds	10	154,740	164,252
Total current assets		326,700	266,876
Prepaid expenses		44,925	46,424
Total assets		**9,336,295**	**9,315,221**
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	11	234,251	237,676
Share premium account	11	1,773,484	1,772,903
Other reserve	11,12	3,483	–
Profit and loss account reserve	12	(470,951)	(347,000)
Loss for the year	2d, 12	(132,408)	(123,951)
Exchange adjustment reserve	2d, 12	538,104	458,838
Total shareholders' funds		1,945,963	1,998,466
Provisions	13	68,357	56,668
Loan notes	14	1,427,907	1,445,318
Loans	14	5,469,442	5,461,933
Accrued interest	14	136,344	138,851
Overdrafts	14	3	553
Other financial creditors	9	100,096	–
Other creditors	15	163,245	182,215
Total creditors		7,297,037	7,228,870
Deferred income		24,938	31,217
Total shareholders' funds and liabilities		**9,336,295**	**9,315,221**

The notes on pages 32 to 45 form part of these Combined Accounts.

> Combined Profit and Loss Account

for the year ended 31 December 2001

	Notes	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
TURNOVER			
Turnover and other operating income	3 a	547,504	579,317
Other income	3 b	16,455	20,267
Total turnover		563,959	599,584
OPERATING EXPENDITURE			
Materials and services (net)		146,211	158,726
Staff costs	4, 5	95,284	94,807
Depreciation	6	115,438	115,485
Provisions		23,087	21,935
Other operating charges		758	817
Total operating expenditure		380,778	391,770
Operating profit		**183,181**	**207,814**
FINANCIAL INCOME			
Interest receivable and similar income		9,145	6,995
Profit on disposal of investments		667	678
Exchange differences	16	9,504	1,692
Total financial income		19,316	9,365
FINANCIAL CHARGES			
Interest payable and similar charges		340,386	339,471
Exchange differences	16	606	2,153
Total financial charges		340,992	341,624
Financial result		**(321,676)**	**(332,259)**
Exceptional result	**17**	**6,108**	**524**
Taxation	**18**	**21**	**30**
RESULT			
Loss for the year	**12**	**(132,408)**	**(123,951)**
Loss per Unit	**21**	**(6.4p)**	**(5.9p)**
Fully diluted loss per Unit	**21**	**(4.1p)**	**(3.8p)**

The notes on pages 32 to 45 form part of these Combined Accounts.

> Combined Cash Flow Statement

for the year ended 31 December 2001

	NOTES	YEAR ENDED 31 DECEMBER 2001 £'000	YEAR ENDED 31 DECEMBER 2000 £'000
Net cash inflow from operating activities	20 a	319,982	328,037
Taxation		(21)	(31)
Returns on investments and servicing of finance	20 b	(244,748)	(300,092)
Capital expenditure	20 b	(81,865)	(70,632)
Other non-operating cash flows		6,478	1,299
Cash outflow before financing		(174)	(41,419)
Financing	20 b	(6,380)	(2,594)
Decrease in cash in the period	**20 c**	**(6,554)**	**(44,013)**

The notes on pages 32 to 45 form part of these Combined Accounts.

> Notes

1 > Group activities and important events

EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group. Between them, the Eurotunnel Group Companies have as their objects the design, financing, construction and operation of the Fixed Link (the Project), under the terms of the Concession.

> IMPORTANT EVENTS

- On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking in a substantial discount on the debt repackaged.
  Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27% of its face value. This debt purchase, and the costs of the operation, were financed by the issue of rated, listed bonds.
  The successful completion of this operation brings two main benefits for the Group :
  - The right to receive the surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.
  - The benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1. billion of Junior Debt.

- Eurotunnel has applied to the High Court in London for a judicial review in relation to the various asylum seeker issues which the Group is facing including the imposition of fines. A decision on these issues is awaited.
  The Home Office has decided that the security measures put in place by Eurotunnel to prevent illegal immigrants arriving in the UK constitute a satisfactory defence against the imposition of penalties, and it has waived the fines levied to date.

The other main events arising during 2001 and in the early part of 2002 are described in the Operating and Finance Report on pages 1 to 12 of the Summary Annual Report.

> RAILWAYS DISPUTE

Under the Railway Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of the Group in each year. The basis upon which this contribution is calculated is set out in detail in the RUC. In accordance with this contract, the Railways have commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the calculation of the contribution for financial years ended 31 December 1997 and 1998.
The Railways have also requested the nomination of a neutral and independent expert in accordance with the provisions of the RUC in respect of the financial year ended 31 December 1999.
The Railways have informed Eurotunnel that they intend to reduce by £15 million the provisional sums payable in 2002 in respect of their contribution to the operating costs of the Tunnel. Eurotunnel considers that this is in breach of the terms of the RUC, and is taking action in the Tribunal de Commerce de Paris in order to ensure payment of the sums due.

> RESULTS

The loss for the year amounted to £132 million.

2 > Basis of preparation and accounting policies

> BASIS OF PREPARATION

a. The Combined Accounts consist of the combination of the accounts of the EPLC Group and of ESA and its subsidiaries as set out in the table below. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with French Generally Accepted Accounting Principles ("GAAP") and the accounting policies described below. The Combined Accounts constitute the ESA Group Consolidated Accounts according to French law.
Note 22 sets out the material adjustments in the measurement of results and shareholders' funds which would be required in order for the accounts to comply with UK GAAP.

The Eurotunnel Group combination comprises the following holding companies and their interests:

	CLASS OF SHARE	% OF CAPITAL OWNED BY		COUNTRY OF REGISTRATION OR INCORPORATION
		HOLDING COMPANY	SUBSIDIARIES	
EUROTUNNEL PLC				**ENGLAND**
The Channel Tunnel Group Limited	Ordinary	100	–	England
Eurotunnel Finance Limited	Ordinary	79	–	England
Eurotunnel Developments Limited	Ordinary	100	–	England
Eurotunnel Services Limited	Ordinary	–	75	England
Eurotunnel Trustees Limited	Ordinary	–	100	England
Le Shuttle Holidays Limited	Ordinary	–	100	England
Orbital Park Limited	Ordinary	–	100	England
Gamond Insurance Company Limited	Ordinary	–	100	Guernsey
Cheriton Resources 3 Limited	Ordinary	100	–	England
Cheriton Resources 5 Limited	Ordinary	100	–	England
Cheriton Resources 6 Limited	Ordinary	100	–	England
Princess Way Leasing Limited	Ordinary	–	100	England
Cheriton Leasing Limited	Ordinary	100	–	England
Eurotunnel Services GIE	–	20	27.9	France
EUROTUNNEL SA				**FRANCE**
France Manche SA	Ordinary	99.9	–	France
Eurotunnel Finance Limited	Ordinary	–	21	England
Eurotunnel Services Limited	Ordinary	–	25	England
Eurotunnel Services GIE	–	30	22.1	France

b. The accounts of all the Eurotunnel Group companies are prepared as at 31 December. Companies acquired or formed during the year are consolidated as from their date of acquisition or formation. Three subsidiaries of ESA and three subsidiaries of EPLC, were not consolidated as they remained dormant or were not material in 2001.

c. Transactions between the members of the Eurotunnel Group have been eliminated.

d. The accounts of the ESA Group have been converted into £ as follows:

• share capital, share premium account, retained reserves brought forward, Concession fixed assets and depreciation at historical rates;

• other assets and liabilities at the rate ruling at the balance sheet date; and

• profit and loss account items, with the exception of depreciation, at an average rate for the year.

Exchange differences arising from the application of the above are included in the exchange adjustment reserve in the balance sheet.

The closing and average €/£ exchange rates used to prepare the Combined Accounts are as follows:

	2001	2000
Closing rate	1.643	1.602
Average rate	1.631	1.630

e. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the fixed link between the UK and French Companies.

• Concession fixed assets: all costs and revenues arising either directly or indirectly from the design, financing and construction of the Project are capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the concessionaires.

• Operating revenues and costs: all revenues and costs arising from the operation of the Concession are accounted for in the profit and loss account of the Partnership and shared equally between the concessionaires. Revenues and costs arising in Eurotunnel Group Companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

f. Equity issue costs

Equity issue costs arising from the increase in share capital have been deducted from the share premium account, with the exception of those which occured during the construction phase, which were capitalised in accordance with the principles set out above.

g. Fixed assets and depreciation

In the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in US Financial Accounting Standard 121, since its introduction, which requires assets to be compared with undiscounted future operating cash flows (see Note 22).

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	20 years - life of Concession
Fixed equipment	5 years - life of Concession
Rolling stock	30 - 40 years
Leasehold land and buildings	5 years - life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 - 30 years

The expected useful lives of the Group's assets are kept under review and revised when necessary, according to experience.

Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

All other depreciation is calculated on a straight line basis.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the profit and loss account as incurred. As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

h. Provisions

• Provision for renewal of fixed assets

Provisions for renewals are based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

• Provision for large scale maintenance

The provision for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, is based upon a specific maintenance programme by asset categories.

• Provision for retirement indemnities

The Group provides for retirement indemnities for employees in accordance with its contractual obligations.

i. Investments and liquid funds

Investments are stated at the lower of cost and market value. Investments and liquid funds are presented inclusive of interest receivable thereon.

j. Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies other than those mentioned in note 2d and 2k are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

k. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the profit and loss account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the profit and loss account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the profit and loss account on a time basis.

l. Stocks

In respect of properties, cost comprises the purchase price of property, development costs, and, where appropriate, a proportion of associated overheads and attributable financing costs.

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spare parts are included in the fixed asset category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

m. Trade debtors

Trade debtors are subject to a provision for bad and doubtful debts.

3 > Turnover

a. Turnover and other operating income

Turnover comprises the value of sales of services and goods receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

The Eurotunnel Group operates within one class of business, that is the provision of transportation services between the UK and France and activities ancillary thereto, including development activities.

Turnover and other income may be analysed by source as follows:

	2001 £'000	2000 £'000
Shuttle services	309,363	314,482
Railways	211,036	207,839
Retail and other*	27,105	56,996
	547,504	**579,317**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

* "Retail and other" includes income from development activities.

b. Other income

Other income includes the release of money received from TML under the Warranty and the release of provisions.

In accordance with French GAAP, when a provision is utilised the expenditure is recorded under the usual caption in the profit and loss account (e.g. "Material and services") and the provision released to the profit and loss account under "Other income".

4 > Staff numbers and costs

	2001	2000
The average number of persons (including executive Directors) employed by the Eurotunnel Group was	3,617	3,597

	2001 £'000	2000 £'000
Total staff costs (including employment costs and Directors' remuneration)	95,556	95,146

Directors' fees are included in "Other operating charges" in the profit and loss account.

5 > Directors' remuneration

The total Directors' remuneration for 2001 was £1,029,133 (2000: £1,540,546).

Full details of Directors' remuneration are included within the Report of the Board on Directors' Remuneration on pages 48 to 51.

6 > Tangible fixed assets and depreciation

	Concession assets								
	Assets in course of construction £'000	Tunnels £'000	Terminals and related land £'000	Fixed equipment £'000	Rolling stock £'000	Other land and buildings £'000	Plant, machinery, vehicles and office equipment £'000	Other fixed assets £'000	Total £'000
COST									
At 1 January 2001	81,357	4,494,966	1,303,214	2,296,522	1,348,912	103,602	186,026	4,278	**9,818,877**
Additions	47,305	–	3,486	400	10,412	922	17,398	–	**79,923**
Exchange adjustments	–	–	–	–	–	–	–	(2)	**(2)**
Transfers	(38,828)	–	3,760	1,072	30,888	–	3,108	–	–
Disposals	–	–	–	(666)	–	(1,588)	(1,271)	(44)	**(3,569)**
At 31 December 2001	89,834	4,494,966	1,310,460	2,297,328	1,390,212	102,936	205,261	4,232	**9,895,229**
DEPRECIATION									
At 1 January 2001	–	74,416	54,657	357,854	213,884	20,244	95,075	972	**817,102**
Charged in the year	–	5,791	7,543	49,097	34,664	3,704	15,207	138	**116,144**
Exchange adjustments	–	–	–	–	–	–	–	(2)	**(2)**
Released on disposals	–	–	–	(666)	–	(546)	(1,266)	(44)	**(2,522)**
At 31 December 2001	–	80,207	62,200	406,285	248,548	23,402	109,016	1,064	**930,722**
NET BOOK VALUE									
At 1 January 2001	81,357	4,420,550	1,248,557	1,938,668	1,135,028	83,358	90,951	3,306	**9,001,775**
At 31 December 2001	**89,834**	**4,414,759**	**1,248,260**	**1,891,043**	**1,141,664**	**79,534**	**96,245**	**3,168**	**8,964,507**

In France all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project and in exchange has granted leases for the duration of the Concession period. On the expiry of the Concession period, the interest of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become, without payment, the joint property of the two States.

Depreciation of £116.1 million charged in the year includes £115.4 million charged to operating profit and £0.7 million charged to exceptional profit.

7 > Stocks

	31 December 2001 £'000	31 December 2000 £'000
Spare parts*	5,473	6,193
Development work in progress	7,483	5,883
	12,956	**12,076**

* Net of a provision for obsolescence of £1.5 million (2000: £1.2 million).

8 > Trade debtors

Trade debtors of £49 million (2000: £64 million) are due within one year and are stated net of bad debt provisions of £5 million (2000: £3 million).

9 > Other financial debtors and creditors

Eurotunnel has purchased three leasing companies in the UK. These companies had debt outstanding of £100 million at 31 December 2001. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from the other companies within the Eurotunnel Group.

10 > Investments and liquid funds

a. Investments

These represent short-term investments, primarily certificates of deposit and Sicav (the French equivalent of mutual funds).

	31 December 2001 £'000	31 December 2000 £'000
Investments in £	68,100	48,000
Investments in €	69,476	89,906
Interest receivable	222	329
	137,798	**138,235**

b. Liquid funds

	31 December 2001 £'000	31 December 2000 £'000
Cash at bank and in hand	16,942	16,350
Deposit accounts	–	9,667
	16,942	**26,017**
Total investments and liquid funds	**154,740**	**164,252**

At 31 December 2001 and 2000, the market value of investments in £ and € equated to their book value.

Of the total cash of £155 million at 31 December 2001, £103 million was held in reserve for payment of Junior Interest. This left £35 million available for the Group's operating activities and £17 million remaining from the proceeds of the rights issue in 1999 and from financial operations.

11 > Share capital and share premium account

	EPLC £'000	ESA £'000	Total £'000
SHARE CAPITAL (UNITS)			
At 1 January 2001:			
2,083,676,484 shares of £0.01 each	20,837	–	20,837
2,083,676,484 shares of € 0.15 each	–	216,839	216,839
	20,837	216,839	237,676
ISSUED DURING THE YEAR			
570,872 shares of £0.01 each	5	–	5
570,872 shares of € 0.15 each	–	53	53
	5	53	58
TRANSFER TO OTHER RESERVE*	–	(3,483)	(3,483)
At 31 December 2001			
2,084,247,356 shares of £0.01 each	20,842	–	20,842
2,084,247,356 shares of F 0.15 each	–	213,409	213,409
	20,842	**213,409**	**234,251**
SHARE PREMIUM ACCOUNT			
At 1 January 2001	917,141	855,762	1,772,903
Premium on shares issued in the year	328	253	581
At 31 December 2001	**917,469**	**856,015**	**1,773,484**

* See Note 12.

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together comprise one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the Extraordinary General Meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General

Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.

During the 2001 financial year, and following the above approvals:

- On 16 March 2001, 535 employees were granted options over a total of 6,789,171 Units at a price of £0.77 or €1.26, exercisable between 16 March 2004 and 15 March 2011, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
- On 16 March 2001, 501 employees opted for the right to subscribe to a total of 3,466,716 Units at a price of £0.62 each between 31 March 2006 and 30 September 2006 under the UK ShareSave scheme.

During 2001, no Units were issued upon the exercise of options. Outstanding options give the right to 2,494 beneficiaries to subscribe for 36,583,392 Units, subject to the following terms:

Share Options

Date of grant	Options outstanding	Exercise price £	Exercise price €	Exercise period
27 April 1992	122,192	2.48	3.91	27.04.1995-26.04.2002
6 November 1992	384,292	2.40	3.10	06.11.1997-05.11.2002
13 July 1994	290,453	2.24	2.91	13.07.1998-12.07.2004
24 November 1994	47,601	2.05	2.56	24.11.1998-23.11.2004
11 April 1995	403,848	1.81	2.23	11.04.1999-10.04.2005
18 June 1999	7,843,300	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	5,184,208	0.73	–	01.11.2004-30.04.2005
24 November 1999	6,375,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	1,813,695	0.61	–	01.05.2005-31.10.2005
31 March 2000	4,628,909	0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	3,069,876	0.62	–	01.05.2006-31.10.2006
16 March 2001	6,420,018	0.77	1.26	16.03.2004-15.03.2011

* Granted under ShareSave scheme

c. In 1998, EPLC and ESA made a bonus issue of Warrants to Unitholders:

• 919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the latest rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2001 financial year, 92,055 Warrants were exercised resulting in the issue of 28,999 Units. Consequently, the number of Units which may be subscribed following the exercise of the 919,070,067 outstanding 2003 Warrants is 312,483,822.

• 919,553,419 "2001 Warrants" redeemable on 31 December 2001. After adjustment following the latest rights issue, eight 2001 Warrants entitled the holder to subscribe for 1.02 Units at a price of £0.59 plus FRF5.84 (€0.89). During the 2001 financial year, 4,249,414 Warrants were exercised resulting in the issue of 541,873 Units. The 2001 Warrants have now expired.

d. In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257).

On 11 May 1999, following the approvals given by the Shareholder meeting of ESA and EPLC on 6 May 1999, the company repurchased 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units.

The outstanding 457,052,703 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the latest rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2001 and 2003 Warrants. They bear a fixed rate of interest of 4.45%.

12 > Reserves

a. Movement on reserves

	OTHER RESERVE*	PROFIT AND LOSS ACCOUNT £'000	EXCHANGE ADJUSTMENT RESERVE £'000
At 1 January 2001	–	(470,951)	458,838
Transfer from share capital	3,483	–	–
Loss for the year	–	(132,408)	–
Translation adjustments	–	–	79,266
At 31 December 2001	**3,483**	**(603,359)**	**538,104**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into Euros.

b. Analysis of the combined result for the year

	£'000
Profit attributable to the EPLC Group	63,594
Profit attributable to ESA	3,002
Loss attributable to ESA subsidiaries	(62,332)
Elimination of profit from Fixed-Link Finance BV	(127,430)
Adjustments on combination:	
• Exchange adjustments on depreciation	(8,355)
• Other intragroup adjustments	18
Depreciation on EPLC share of equity issue costs	(905)
Combined loss for the Eurotunnel Group	**(132,408)**

13 > Provisions

Provisions include a provision for large scale maintenance of £43.6 million (2000: £37.0 million), a provision for renewal of assets of £22.7 million (2000: £17.6 million), and a provision for retirement indemnities of £1.8 million (2000 : £1.5 million). No provision has been made in relation to the Railways dispute (see Note1).

14 > Loan notes, loans and overdrafts

a. Analysis of Loan Notes and Bank Loans

(£'000)	31 December 2000 as reported	31 December* 2000 restated	Re-purchase of debt and cancellation of interest	Settlement of interest**	31 December 2001
Equity Notes	623,044	615,524	–	–	615,524
Participating Loan Notes	822,274	812,383	–	–	812,383
Total Loan Notes Principal	**1,445,318**	**1,427,907**	**–**	**–**	**1,427,907**
EDL, Senior and 4th Tranche debt	352,922	348,874	–	–	348,874
Junior Debt	3,403,972	3,359,397	(7,089)	–	3,352,308
Resettable Advances	1,129,623	1,114,858	–	–	1,114,858
Unpaid interest					
Stabilisation Advances	470,676	465,223	–	57,312	522,535
Deferred Interest	104,740	103,476	–	27,391	130,867
Total unpaid interest	575,416	568,699	–	84,703	653,402
Total loans	**5,461,933**	**5,391,828**	**(7,089)**	**84,703**	**5,469,442**
Accrued interest					
Loan Notes	13,408	13,246	–	–	13,246
Loans	125,443	124,040	–	(942)	123,098
Total accrued interest	**138,851**	**137,286**	**–**	**(942)**	**136,344**
Overdrafts	553	542	–	(539)	3
Total	**7,046,655**	**6,957,563**	**(7,089)**	**83,222**	**7,033,696**

* The debt at 31 December 2000 has been recalculated at the exchange rate of 31 December 2001 in order to facilitate comparison.

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

In January 2001, £12.8 million plus €17.1 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. A further £18.8 million plus €25.2 million were similarly created in July. All interest due on the Equity Notes during 2001 (£14.2 million and €21.6 million) was also unable to be paid from free cash flow and was therefore added to the Deferred Interest Account.

In January 2002 £19.0 million plus €25.5 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Equity Notes at 26 January 2002 (£7.1 million plus €10.8 million) was added to the Deferred Interest Account.

b. Maturity of Debt

(£'000)	LESS THAN 1 YEAR	1 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
Equity Notes	–	615,524	–	615,524
Participating Loan Notes	–	–	812,383	812,383
Total Loan Notes Principal	**–**	**615,524**	**812,383**	**1,427,907**
EDL, Senior and 4th Tranche debt	56,508	173,039	119,327	348,874
Junior Debt*	–	–	3,352,308	3,352,308
Resettable Advances	–	–	1,114,858	1,114,858
Unpaid interest				
Stabilisation Advances	–	–	522,535	522,535
Deferred interest	–	130,867	–	130,867
Total unpaid interest	–	130,867	522,535	653,402
Total loans	**56,508**	**303,906**	**5,109,028**	**5,469,442**
Accrued interest				
Loans Notes	13,246	–	–	13,246
Loans	122,947	–	151	123,098
Total accrued interest	**136,193**	**–**	**151**	**136,344**
Overdrafts	3	–	–	3
Total	**192,704**	**919,430**	**5,921,562**	**7,033,696**

* Based on default repayment schedule.

c. Details of debt

• The Equity Notes are described in Note 11 d.

• The Participating Loan Notes, comprising 423,570 stapled notes at 31 December 2001, issued at £1,000 in EFL and FRF9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.

• The Resettable Advances carry a fixed rate of interest of 7.03% (£) or 5.28% (€) until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

• The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2005 (Target Schedule) or 2007 (Default Schedule) and 2025.

• Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.

• Part of the Senior Debt (£140 million and €93 million) carries a variable rate of interest and the remainder is at fixed rates of interest. The Senior Debt is repayable between 2002 and 2005 and the margin is 1%.

• The Fourth Tranche Debt comprises fixed rate loans drawn from the European Investment Bank and the European Coal and Steel Community, repayable between 2006 and 2019. It bears a margin of 1%.

All debt is fully secured.

d. Payment of accrued interest

Out of the £151 million of interest falling due in January 2002, £103 million was paid in cash and £48 million was settled using the Stabilisation Facility.

e. Interest Rate Exposure

All of Eurotunnel's debt, with the exception of £140 million and €93 million of the Senior Debt, is at fixed rates of interest until the end of 2003. Until that date a 1% change in the variable rates of interest in both the UK and France would therefore change Eurotunnel's annual financing charges by £2 million. This would be largely offset by similar changes in the amount of interest receivable on investments and cash balances.
From 2004 interest charges on £4.5 billion of Eurotunnel's debt will become subject to variable rates.
In August 2000, Eurotunnel purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million and €1,920 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008 for Sterling denominated debt, and from 6.75% in 2004 to 8% in 2008 for Euro denominated debt. To reduce the upfront cost, Eurotunnel wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by Eurotunnel will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008 for Sterling denominated debt and 5.3% in 2004 to 4.51% in 2008 for Euro denominated debt. A cash premium of £23 million and €28 million was paid for this interest rate protection, which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, Eurotunnel received interest rate caps on £536 million and €959 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by Eurotunnel to obtain this hedging.
If market interest rates in 2004-8 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to Eurotunnel. If market interest rates in 2004-8 are below the interest rate floor rates, Eurotunnel will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.
An estimate of Eurotunnel's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR and EURIBOR rates :

Interest Charge (before option premium) :
(IN £MILLION)

3%	4%	5%	6%	7%	8%
259	283	307	345	387	404

The table assumes that LIBOR and EURIBOR 6 month rates are identical.

f. Exchange Rate Exposure

All of Eurotunnel's debt is denominated in Sterling (EPLC Group) or Euros (ESA Group). No exchange gains or losses can therefore arise on revaluation of the external debt. The majority of foreign exchange risks arising from Eurotunnel's continental activities has been eliminated by the introduction of the Euro in 12 EU member states. The major residual foreign exchange risk relates to the revaluation of intra-Group balances (mainly the ESA Group's debtor with the EPLC Group denominated in Euros). A 10% change in the Euro/Sterling parity would result in unrealised exchange gains or losses of approximately £34 million.

g. Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2001 and 2003 Warrants.
The Senior Debt is repayable in cash between 2002 and 2005. All the remaining debt, except for the first target payment of 1.65% of the amount outstanding on the Junior Debt, is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).
Interest due on the Equity Notes, Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units.
Of this facility, £702 million had been drawn by 28 January 2002. The remaining facility at 28 January 2002 was £479 million.

15 > Other creditors

	31 December 2001 £'000	31 December 2000 £'000
Trade cash advances	86,517	86,604
Trade creditors and accruals	40,614	36,795
Taxation and social security	16,755	26,930
Fixed asset creditors and accruals	15,645	18,623
Other creditors	3,714	13,263
	163,245	**182,215**

Trade cash advances represent principally advance payments received from the railways under the minimum usage charge clause of the Railway Usage Contract. These advances are repayable under certain conditions by deduction from future payments owed by the railways. Other amounts are mainly due within one year.

16 > Exchange differences

The exchange gains and losses arose mainly from the retranslation, at the year end exchange rate, of inter company accounts.

17 > Exceptional result

The net exceptional result of £6 million related principally to several financial operations.

18 > Taxation

a. Current taxation

No UK corporation tax arises on the result for the year of the EPLC Group (2000: £nil).
At 31 December 2001, excess management charges and losses carried forward of £2,574 million were available for offset against certain future EPLC Group income.
ESA has re-elected, for a further five year period, to group its taxable profits and losses with those of FM and the ESA subsidiaries incorporated in December 1998. ESA has provided for its minimum legal obligation under French corporate tax of £21,000.
In France, ESA Group cumulative tax losses of 836 million Euros can be carried forward of which 493 million Euros can be carried forward indefinitely.

b. Deferred taxation

Potential deferred tax assets relating principally to losses carried forward have not been recognised in the accounts.

c. Due to the nature of the Project, consultations with the fiscal authorities of each country are required to agree a common tax treatment for the Eurotunnel Group Companies as far as possible. Certain matters remain unresolved, but in the opinion of the Directors the effect of their resolution is not likely to be material to the accounts.

19 > Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group Companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL and OPL.

Pursuant to the Credit Agreements, after the occurence of an event of default, the banks would in certain circumstances be entitled to exercise their rights of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2001, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group Companies other than EDL and OPL come under a floating charge. Some specific charges over certain of the Eurotunnel Group Companies' land and buildings have been effected.

20 > Cash flow statement

a. Reconciliation of operating profit for the year to the net cash inflow from operating activities

	2001 £'000	2000 £'000
Operating profit	**183,181**	**207,814**
Provisions	23,087	21,935
Depreciation	115,438	115,485
Profit before depreciation, provisions, interest and tax	**321,706**	**345,234**
Exchange adjustment*	(1,008)	2,584
Decrease in stocks	85	1,685
Decrease/(increase) in debtors	31,639	(9,854)
Decrease in creditors	(32,440)	(11,612)
Net cash inflow from operating activities	**319,982**	**328,037**

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at year end.

b. Analysis of cash flows for headings netted in the cash flow statement

	2001 £'000	2000 £'000
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Interest received	9,888	8,428
Interest paid	(254,636)	(267,973)
Payment for hedging transactions	–	(40,547)
Returns on investments and servicing of finance	**(244,748)**	**(300,092)**
CAPITAL EXPENDITURE		
Payments to acquire tangible assets	(82,193)	(70,709)
Sale of tangible fixed assets	328	77
Capital expenditure	**(81,865)**	**(70,632)**
FINANCING		
Issue of ordinary share capital, net of costs	108	(485)
Decrease in bank loans	(6,488)	(2,109)
Financing	**(6,380)**	**(2,594)**

c. Analysis of changes in cash and cash equivalents during the year

	2001 £'000	2000 £'000
Opening balance	163,370	206,945
Net cash (outflow): Before adjustments for the effect of foreign exchange rates	(6,554)	(44,013)
Effect of foreign exchange rates	(2,301)	438
Closing balance	**154,515**	**163,370**

d. Analysis of cash balances as shown in the balance sheet

	2001 £'000	Change in year £'000	2000 £'000
Investments	137,798	(437)	138,235
Liquid funds	16,942	(9,075)	26,017
Bank overdrafts	(3)	550	(553)
Interest receivable	(222)	107	(329)
	154,515	**(8,855)**	**163,370**

21 > Earnings/(loss) per Unit

	2001 (p)	2000 (p)
Basic	(6.4)	(5.9)
Pre-exceptional result	(6.6)	(6.0)
Fully diluted	(4.1)	(3.8)

The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,083,750,996 (2000: 2,083,636,803) and the loss for the year of £132,408,000 (2000 loss : £123,951,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £138,516,000 (2000: £124,475,000) before crediting the exceptional profit of £6,108,000 in 2001 (2000: £524,000).

The fully diluted loss per Unit for the year is calculated using the fully diluted number of Units of 2,547,933,007 (2000: 2,545,153,279) and the adjusted loss for the year of £104,855,000 (2000 loss : £96,452,653).

22 > Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group Combined Accounts comply with French GAAP which differs in certain respects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows :

Under UK GAAP, both Fixed-Link Finance BV and Tunnel Junior Debt Holdings Limited, special purpose companies set up by and controlled by third parties in connection with the repackaging of £1.1 billion of Junior Debt, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance BV, is treated as in substance a cancellation of debt and issue of new debt under UK GAAP and would result in a gain of £255 million being recognised in the profit and loss account (see Note 1).

UK GAAP also requires a different treatment of equity issue costs. Under UK GAAP, equity issue costs are treated as integral to a transaction with shareholders and therefore deducted from equity issue proceeds and not dealt with in the profit and loss account.

In addition UK legislation allows certain of such issue costs to be set against the company's share premium account.

Under French GAAP such issue costs can be charged directly to the profit and loss account in the year in which they arise and, in the case of the Eurotunnel Group, where these costs have been incurred during the period of construction, these costs have subsequently been capitalised into Concession fixed assets.

Had the Combined Accounts been prepared under UK GAAP, profit before tax would have increased by £256 million (2000 : increase of £1 million) and shareholders' funds at 31 December 2001 would have increased by £79 million (2000 : decrease of £177 million).

Following the introduction of FRS 11 during 1998, UK GAAP requires that any impairment of fixed assets be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows derived therefrom (whereas under US Financial Accounting Standard 121, which is used for the Combined Accounts, the identification of impairment is based on undiscounted cash flows). The application of FRS 11 has not resulted in any impairment of the Group's fixed assets as detailed in the accounts of EPLC set out on pages 67 to 88.

> Eurotunnel Statement
on Corporate Governance

> Corporate Governance

The Board aims to adopt the best features of UK and French corporate governance practice and confirms that the Group applies the principles set out in the Combined Code of the Committee on Corporate Governance, published in June 1998, and the main recommendations of the Viénot Committee published in 1995 and 1999. The Group has been in compliance with all the provisions of the Combined Code throughout the year.

As at 8 February 2002, the Board of Eurotunnel is made up of 13 Directors, of whom one is an executive Director. Except as stated below, all of the non-executive Directors are independent as defined by the Code and the Viénot Report; this means that they have no management role in the Group, do not represent any major shareholders, and are free from any relationship, including relationships with significant and habitual business partners of the Group, which could materially interfere with their independent judgement. Charles Mackay, though non-executive, is deemed not to be fully independent because he has a UK service contract. All directors are subject to election by the shareholders at the first opportunity following their appointment, and thereafter to re-election at least once every three years. Vivienne Cox was appointed a member of the Board on 1 July 2001 and Richard Shirrefs on 1 January 2002. Philippe Lazare resigned as a Director and as Chief Executive of the Group on 31 December 2001. Richard Shirrefs was appointed in his place on 1 January 2002.

The Board, which met 8 times in 2001 (with average attendance by Board members of 91%), operates within a structure in which the roles and responsibilities of the Chairman, the Chief Executive and the non-executive Directors are clearly established. In accordance with the Concession, the Board is ultimately responsible for the direction and management of the Eurotunnel Group. The Chief Executive is responsible for running the Eurotunnel Group within a framework set out by the Board. Certain matters are specifically reserved to the latter for decision, such as overall strategy, budgets, approval of major capital transactions and consideration of significant regulatory, operational and financial matters.

The Board also follows the Combined Code's recommendation that there should be a senior independent non-executive director, other than the Chairman, to whom concerns can be conveyed if required. Until his appointment as Chairman in April 2001 this position was filled by Charles Mackay. The Board subsequently decided that it would be helpful, given the bi-national nature of Eurotunnel, if there were senior independent non-executive directors based in both the UK and France, and accordingly nominated Lord Tugendhat and Baron Guy de Wouters respectively.

The Board has a number of committees:

The Audit Committee chaired by Baron Guy de Wouters – a non-executive Director – comprises 4 further non-executive Directors (Vivienne Cox, Keith Edelman, Philippe Lagayette, and Charles Petruccelli). The Audit Committee meets at least three times a year with the internal and external auditors, as well as management, to monitor the adequacy of the financial information reported to shareholders, to monitor the Group's internal controls and to provide a forum for communication between the Board and the internal and external auditors. In particular, the Committee reviews the half year results and Interim Statement, and the full year results and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. The Head of Internal Audit has direct access to the Chairman of the Audit Committee. The Committee met 4 times in 2001.

The Remuneration Committee: details of the membership of the Remuneration Committee and of the Group's remuneration policy in respect of the executive Director and senior executives, together with the remuneration of non-executive Directors, are set out in the Report of the Board on Directors' Remuneration on pages 48 to 51. The Committee met 4 times in 2001.

The Nomination Committee, which comprises the Chairman and the members of the Remuneration Committee, is responsible for making recommendations to the Board on all new Board appointments. The Committee met twice in 2001.

The Safety Committee, which is chaired by Chris Green – a non-executive Director – comprises 4 further non-executive Directors (Christian Cambier, Michel Combes, Vivienne Cox and Yves Déjou). The Committee receives monthly reports and monitors the production of safety related documentation, the development of operating rules, and the organisation of safety and the safety of operations. The Safety Director has direct access to the Chairman of the Safety Committee. The Committee met 4 times in 2001.

The Chairman and the Chief Executive attend committee meetings as appropriate.

> Internal control

As required by the Listing Rules of the UK Listing Authority, Eurotunnel has complied with the provisions on internal control contained in section 1 of the Combined Code of the Committee on Corporate Governance, by establishing the procedures recom-

mended by the Turnbull Committee on Internal Control. These procedures have been in place throughout 2001, and are reported on below.
The Board is responsible for ensuring that the significant risks facing Eurotunnel, and the effectiveness of the system of internal control in managing those risks, are assessed at least annually; that failures of internal control are identified and remedial action taken; and that internal control and risk management are an integral part of Eurotunnel's operations.
The Group continually assesses the risks facing the business through its framework of Board and management committees. Clear responsibilities have been allocated for key areas such as insurable risks, treasury risk management, capital expenditure appraisal and data processing security. Other risks fall within the scope of the Audit, Remuneration and Safety committees as appropriate.
A formal process of identifying and assessing the significant risks faced by Eurotunnel is carried out in October each year. This assessment is reviewed by the Audit Committee (which consists of 5 non-executive members of the Board), and the most serious risks are reported to the full Board. The Internal Audit department conducts a regular review of the effectiveness of Eurotunnel's system of internal control in managing those risks; the Audit Committee receives update reports on this review at intervals through the year. Whenever Internal Audit identifies failures of internal control it reports on those failures, and agrees a programme of remedial action with local and senior management. The Executive Management Committee regularly reviews these management action plans, of which a summary is also presented to the Audit Committee.
The Head of Internal Audit, who reports to the Chief Executive, has a direct line of communication to the Chairman of the Audit Committee.
At the end of each year Internal Audit presents to the Board a review of the main control mechanisms within Eurotunnel, the corporate risk management process, and a summary of the information provided to the Audit Committee and the Group Executive Committee on major corporate risks.
There is a comprehensive system of financial reporting to the Board, based on a three year plan, an annual budget, quarterly forecasts and monthly reporting of financial and operating results. Working capital movements and key operational performance indicators are continuously monitored and reported to the Board.

The Board recognises that any system of controls can only manage, not eliminate, the risk of Eurotunnel failing to achieve its business objectives; the assurance against material misstatement or loss that the system provides can never be absolute. With this in mind there is a constant review, overseen by the Audit Committee and Board, of the major risks to which Eurotunnel is exposed and of their relative significance.

> Investor relations

The Board attaches importance to communicating with individual and institutional shareholders which is achieved by means of the annual and interim reports, the Annual General Meeting, shareholder information meetings, results presentations, quarterly trading statements, and the investor relations section of the internet site. Further opportunities for dialogue are provided by Eurotunnel's Shareholder Information Centre, which answers individual shareholders' questions and takes note of their concerns, and by the UK and French Shareholder Committees, acting as a forum for discussions and proposals on individual shareholder communications. Dialogue with institutional investors and analysts is maintained through regular meetings in the UK, France, the US and elsewhere, usually involving Eurotunnel's Chief Executive and Chief Financial Officer.

> Environmental report

Respecting and enhancing the environment has been one of Eurotunnel's main priorities since the construction of the tunnel, and remains an essential element in its continuing operations and in the future of the tunnel and its immediate surroundings.
This year has seen the beginning of an intensive phase of environmental management through the Hygiene and Environment Committee, together with a better understanding of environmental impacts and the associated legislation. This first year will serve as a basis for the setting of performance indicators for the continuing development of the Environmental Management System. 2002 will be an important year in terms of going further in the prevention of pollution and the validation of the new organisational structure.

> Auditors' and Commissaires aux Comptes' fees

(£'000)	French Commissaires aux Comptes	UK Auditors
Statutory audit fees	276	145
Audit related fees	357	265
Consulting fees	–	159
Total	**633**	**569**

> Going concern

The Directors are satisfied, having made appropriate enquiries, that the Group has adequate resources to operate for the foreseeable future. The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

> Report of the Board
on Remuneration of Directors and Senior Management

> Background

The Remuneration Committee of the Board reviews Eurotunnel's broad policy for executive remuneration and makes specific recommendations to the Board on the remuneration of the Chairman and the Chief Executive. Non-executive Directors' remuneration is determined by the full Board within limits set by the shareholders. The Committee consists wholly of non-executive Directors: Roy Chapman (Chairman), Christian Cambier, Michel Combes, Keith Edelman, Lord Tugendhat and Baron Guy de Wouters. The Chairman and the Chief Executive attend meetings at the Committee's request, when appropriate, but are not present for discussions concerning them. The Committee has access to independent external advice on remuneration matters both in France and in the UK.

> Remuneration Policy

The remuneration policy of the Group in respect of the executive Director and senior executives is as follows:

• to put in place a framework of remuneration to attract, motivate and retain the high calibre executive personnel needed by the Group;

• to develop a total remuneration package which is cohesive between the UK and France, whilst taking into account differences in practice, where appropriate;

• to reflect through the remuneration system the importance of sustained improvement in the Group's performance, in both the short and long term; and

• to set salaries in line with competitive market practice and to reward superior performance through performance-related payments. Such performance is assessed against Eurotunnel's four operating principles of total safety, customer service, teamwork and financial performance.

> SALARIES AND BENEFITS

Salaries are reviewed, but not necessarily adjusted, annually. The Committee keeps under regular review all benefits policies, including those relating to private health insurance, company cars and retirement benefits.

> ANNUAL BONUS

The Group operates a discretionary management bonus scheme. The payment of bonuses is dependent on the Group achieving a targeted operating profit (before depreciation, interest and tax). Under the rules applying in 2001, at the highest level, the total amount payable under the scheme could not exceed 24% of the aggregate of the salaries payable to scheme participants. The amount payable to each participant would be based partly on individual performance. No participant could receive a bonus payment of more than 44% of salary. The Group also operates a collective scheme, using the same targets as the management scheme, for all employees (including managers and the executive Director). Under this scheme the total amount of bonus payments could not exceed 6% of the aggregate of salaries payable to scheme participants. No bonus was awarded in respect of 2001.

> SHARE OPTIONS AND SAVINGS SCHEMES

Note 11 (b) to the Combined Accounts gives details of the options awarded in 2001 under the Executive and UK Save As You Earn schemes approved at the Annual General Meeting in May 1999.
Options granted before 1999 will remain valid until they lapse in accordance with the rules under which they were granted. The current share price is substantially below the exercise price for these 1,248,386 options.
Details of the share options held by the executive Director are set out in note 19 of the EPLC Group Consolidated Accounts on pages 85 and 86 and in note 12 of the ESA accounts on page 65.
A Plan d'Epargne d'Entreprise, set up in parallel in France, allows the French employees of the group to acquire Eurotunnel Units under advantageous conditions. At 31 December 2001 1,397,510 Units were held in the Plan d'Epargne d'Entreprise on behalf of 1,290 subscribers.

> DEFERRED UNITS PLAN

The Group operated a deferred share bonus plan (known as the Deferred Units Plan) for executive Directors and some senior executives. This plan was replaced by share options, and the final allocation was made in respect of 1999. The bonus available for allocation under this scheme was calculated each year by reference to the achievement of a targeted level of operating profit fixed annually by the Board.

At the end of the performance period of 12 months, the amount of any bonus earned was converted into an equivalent number of Units at the market price then ruling and, in the case of executives employed under UK contracts, the executive is entitled to receive one-third of those Units after one year, one-third after two years and the final third after three years. Executives employed under French contracts receive instead a cash payment equivalent to the value of the Units on the date of transfer.

The allocation to the executives concerned of the available bonus under this scheme was based on individual performance during the performance period and expressed as a percentage of the aggregate salaries of the individuals concerned (within a normal range of 0 to 30% of the pool), with the maximum allocation to any individual being capped at 50% of salary.

If an executive leaves the Group during the three year period (except in the case of normal retirement, disability, death, etc.) his conditional entitlement will lapse, subject to the discretion of the Remuneration Committee in exceptional circumstances.

Bonus payments are pensionable in France, in accordance with French requirements, whereas those in the UK are not.

During 2001, plan beneficiaries became unconditionally entitled to one third of the allocations made to them in respect of 1997, 1998 and 1999 business results. In the case of Patrick Ponsolle this resulted in a cash payment and allocation of Units with a total value €4,716 lower overall than their original cost. This difference arose as a result of movements in Unit prices since the date of allocation.

> RETIREMENT BENEFITS

Law and practice in respect of social security contributions, including pensions, are different between France and the UK in terms of both scope and cost. All salary payments to employees in France, including bonus payments, are subject to social security contributions and are pensionable, as pensions are provided in France by the state and industry-wide occupational schemes.

A small number of senior executives are members of The Channel Tunnel Group Senior Executives Pension Fund (the "Scheme"). This is a UK pension scheme approved by the Inland Revenue, which entitles its members to a pension at the date of retirement based on final pensionable salary and years of completed service. The Scheme is non-contributory. In 2001 there were no employer contributions paid to the Scheme.

Philippe Lazare is a deferred member of the Channel Tunnel Group Pension Fund, to which payments of £12,285 were made on his behalf during the year. Philippe Lazare's pension from the fund accrued to 31 December 2001 was £1,855 per annum. The increase in accrued pension during the year (excluding the element of the increase attributable to inflation) was £1,539 per annum, and the transfer value of this increase (calculated on the basis of actuarial advice in accordance with actuarial guidance note GN 11), less contributions paid by Philippe Lazare himself, is £6,573.

The Eurotunnel Group contributed in 2001 an amount of €34,089 to a personal pension contract in France in respect of Patrick Ponsolle.

> CONTRACTS OF SERVICE

Details of the service contracts of the Chairman and the Chief Executive are set out below.

• Patrick Ponsolle retired as Group Executive Chairman at the end of the Annual General Meeting on 25 April 2001. Mr Ponsolle retained his entitlement to a bonus payment for the period to 25 April 2001, although no bonus was actually paid. In addition, following Mr Ponsolle's retirement the Deferred Units Plan Trustees decided, in accordance with the rules of the Plan covering departure, to vest and transfer to Mr Ponsolle the outstanding award of 59,988 Units (plus cash equivalent) made to him under the Plan in respect of the years 1998 and 1999. In May 2001 these Units and the cash payments (which represented the balance of the one-third still to vest of the total amount already reported for 1998, and two-thirds of the amount reported for 1999) were worth €6,508 less overall than the value of the bonus when originally awarded.

• Charles Mackay (previously Deputy Chairman) was appointed Chairman upon the retirement of Patrick Ponsolle on 25 April 2001. He has a service contract with ESL, which is terminable by either party upon twelve months' notice. His basic salary for the period was £129,833 ; his annual salary is £190,000. Other benefits consist of contributions to a personal pension plan. Charles Mackay does not participate in the bonus and stock option schemes.

• Philippe Lazare had a service contract with ESL, which was terminable by either party upon twelve months' notice. He received a basic salary of £221,395 in 2001. Other benefits included a company car, private health insurance and pension benefits. Having previously been Group Managing Director, he was appointed Chief Executive of the Group, of EPLC and CTG, and Président-Directeur Général of ESA and FM, with no change to his salary, upon the retirement of Patrick Ponsolle on 25 April 2001. Philippe Lazare's employment as Chief Executive ended on 31 December 2001, and he resigned his directorships on that date. Following his departure he received a payment of £ 240,532 (in respect of salary and certain other benefits) in lieu of the period of notice stipulated in his service contract.

• Richard Shirrefs has a service contract with ESL, which is terminable by either party upon twelve months' notice. He succeeded Philippe Lazare as Chief Executive of the Group, and of EPLC and CTG, and as Président Directeur Général of ESA and FM on 1 January 2002. His salary for 2002 is £275,000. Other benefits include a company car, private health insurance and pension benefits. At 31 December 2001 Richard Shirrefs held 852,930 Eurotunnel share options, with exercise prices ranging from £0.76 to £0.95.

> NON-EXECUTIVE DIRECTORS

The fees payable to non-executive Directors are subject to annual limits of £300,000 in aggregate (for EPLC) and FRF 1.5 million (228,674 €) in aggregate (for ESA) fixed by the shareholders in 1999, and are determined by the Board as a whole. In 2001 these comprised Board membership fees, Board and committee attendance fees and an additional fee for the chairmanship of a Board Committee, where appropriate. Non-executive Directors do not participate in the annual bonus plan, the Deferred Units Plan, or the share option schemes. Their remuneration is not pensionable.

> DISCLOSURE OF DIRECTORS' REMUNERATION

Full details of the remuneration of Directors are set out on page 51. All Directors are Directors of EPLC and Directors or "Censeurs" of ESA. Total emoluments from whatever source are shown.

> SENIOR MANAGEMENT REMUNERATION AND SHARE OPTIONS

The Chief Executive and the 6 other members of the Executive Management Committee received the following remuneration in 2001 and held the following options at the end of the year :

Remuneration	£
Salaries	1,057,929
Benefits in kind	41,761
Bonus	–
Payment in respect of early termination of service agreement	240,532
Pension contributions	38,273
Total	**1,378,495**

Share Options

Date of grant	Options outstanding	Exercise price £	Exercise price €	Exercise period
6 November 1992	48,134	2.40	3.10	06.11.1997-05.11.2002
13 July 1994	21,418	2.24	2.91	13.07.1998-12.07.2004
11 April 1995	14,886	1.81	2.23	11.04.1999-10.04.2005
18 June 1999	1,359,217	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	69,342	0.73	–	01.11.2004-30.04.2005
24 November 1999	12,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000	904,254	0.76	1.24	31.03.2003-30.03.2010
16 March 2001	1,692,597	0.77	1.26	16.03.2004-15.03.2011

Details of the options held by P. Lazare are given in Note 19 to the EPLC Group accounts and Note 12 to the ESA accounts.
C. Mackay does not hold any share options.

* Options granted under the ShareSave Plan.

> Directors' Remuneration

	Year ended 31 December 2001							Year ended 31 December 2000	
	Salaries	Fees	Benefits in kind	Bonus	Payment in respect of early termination of service agreement	Total emoluments excl. pension contributions	Pension contributions*	Total emoluments excl. pension contributions	Pension contributions
(Amounts in £)									
EXECUTIVE DIRECTORS									
P. Ponsolle	–	–	546	–	–	546	–	840	–
G.-C. Chazot	–	–	–	–	–	–	–	665,305**	59,048
P. Lazare	221,395	–	7,874	–	240,532	469,801	12,285	38,219	1,836
NON-EXECUTIVE DIRECTORS									
R.J. Chapman	–	24,500	–	–	–	24,500	–	24,500	–
V. Cox	–	9,000	–	–	–	9,000	–	–	–
K. Edelman	–	28,000	–	–	–	28,000	–	25,000	–
C. Green	–	26,500	–	–	–	26,500	–	25,500	–
C. Mackay	129,833	31,944	–	–	–	161,777	23,846	100,000	–
Sir Robert Malpas	–	–	–	–	–	–	–	20,853	–
Lord Tugendhat	–	23,000	–	–	–	23,000	–	22,000	–
Total in £	351,228	142,944	8,420	–	240,532	743,124	36,131	922,217	60,884
(Amounts in €)									
EXECUTIVE DIRECTORS									
P. Ponsolle	162,612	–	602	–	–	163,214	34,089	587,212	106,714
G-C Chazot	–	–	–	–	–	–	–	17,074	–
NON-EXECUTIVE DIRECTORS									
C. Cambier	–	39,911	–	–	–	39,911	–	38,486	–
M. Combes	–	35,635	–	–	–	35,635	–	4,524	–
Y. Déjou	–	28,508	–	–	–	28,508	–	32,784	–
P. Lagayette	–	31,359	–	–	–	31,359	–	22,806	–
R. Lion	–	–	–	–	–	–	–	29,724	–
C. Petruccelli	–	31,359	–	–	–	31,359	–	28,508	–
Baron de Wouters	–	43,475	–	–	–	43,475	–	40,624	–
Total in €	162,612	210,247	602	–	–	373,461	34,089	801,742	106,714
Total (expressed in £)	**450,929**	**271,851**	**8,789**	**–**	**240,532**	**972,101**	**57,032**	**1,414,180**	**126,366**

* See note on Retirement Benefits on page 49.

** Including £298,413 in respect of early termination of service agreement.

> Sommaire

COMPTES D'EUROTUNNEL SA (€)

Rapport de Gestion	53
Rapport Général des Commissaires aux Comptes	55
Rapport Spécial des Commissaires aux Comptes	56
Bilan	60
Compte de Résultat	61
Annexe	62
Tableau des Résultats des 5 derniers exercices	66

> Rapport de Gestion Eurotunnel SA

Société Anonyme au capital de 312 637 103 €
Siège social : 140-144, boulevard Malesherbes, 75017 Paris
RCS Paris B 334 192 408 - APE 741 J

> Activités et événements importants

L'activité d'ESA et de ses filiales porte principalement sur l'exploitation de la Liaison Fixe Transmanche, conformément aux dispositions du contrat de Concession signé avec les gouvernements français et britannique le 14 mars 1986.

Cette activité s'insère dans celle du Groupe Eurotunnel et, à ce titre, est commentée de façon plus détaillée dans la première partie du Rapport d'Activité du Groupe approuvé par le Conseil d'Administration.

> Développement et perspectives

Les développements prévus ou envisagés par votre Société, ses filiales, la société anglaise EPLC et ses filiales, ainsi que les perspectives d'avenir sont plus amplement détaillés dans le Rapport d'Activité du Groupe Eurotunnel et dans la lettre des Présidents d'ESA et d'EPLC, qui l'accompagne.

> Résultat de l'exercice

L'exercice d'ESA, clos le 31 décembre 2001, fait apparaître un bénéfice de 4 896 415 euros, qu'il est proposé d'affecter au report à nouveau.

Compte tenu de cette affectation, il ne sera pas procédé à la distribution d'un dividende ; aucun dividende n'a été distribué au titre des trois derniers exercices.

Les Comptes Combinés de 2001 font apparaître une perte de 188 millions d'euros. Il est rappelé que eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

> Structure du capital

Il est rappelé que chaque action et chaque bon de souscription de votre Société sont jumelés respectivement à une action et à un bon de la Société EPLC.

Le capital d'ESA est représenté par 2 084 247 356 actions entièrement libérées, de 0,15 € de nominal, et jumelées à un même nombre d'actions ordinaires d'EPLC, d'1 penny chacune, pour former des Unités. Ces Unités sont cotées à la Bourse de Paris, au Stock Exchange de Londres et à la Bourse de Bruxelles. Le cours de l'Unité a atteint 1,04 € à la Bourse de Paris, 62,5 pence au Stock Exchange de Londres et 1,05 € à la Bourse de Bruxelles, le 7 février 2002.

> Obligations Remboursables en Unités

En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités («ORU») à un prix de 6,97 F (1,06257 €) plus 0,70 £.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité (sous réserve d'ajustement) sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45 %.

> Bons 2001 et 2003

En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

• 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68 £.

Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence,le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.

• 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 donnaient droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, 1,02 Unité au prix de 5,84 F (0,89 €) plus 0,59 £.

Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration le 31 décembre 2001.

> Options de souscription réservées aux salariés

L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé :

• le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de 1,26 € ou 0,77 £, entre le 16 mars 2004 et le 15 mars 2011, sous réserve de certaines conditions.

• le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de 0,62 £, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités à des prix se situant dans des fourchettes de 1,24 € à 3,91 € et de 0,61 £ à 2,48 £.

> Filiales

Au 31 décembre 2001, ESA détenait les participations suivantes :

• FM, société anonyme au capital de 337 742 100 € : ESA détient 99,99 % du capital de FM.

FM est la société coconcessionnaire avec la société britannique The Channel Tunnel Group Limited de la Liaison Fixe Transmanche. FM est également la filiale française emprunteuse au titre des crédits bancaires. ESA, en tant que société mère, a pour mission de lever les fonds propres nécessaires au financement de l'activité de sa filiale.

• ESGIE, groupement d'intérêt économique dans lequel ESA détient directement 30 % des droits, a été constitué en novembre 1987. Il centralise et gère les services communs du Groupe Eurotunnel.

Il assure la gestion du personnel recruté en France et organise la fourniture de services au bénéfice des sociétés du Groupe.

• Trois sociétés par actions simplifiées portant la dénomination Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte dont le capital de 38 112 € est détenue à 99,96 % par ESA. Ces sociétés n'ont eu aucune activité en 2001.

> Actionnariat

A la date des présentes, aucun actionnaire ou groupe d'actionnaires n'a déclaré détenir plus de 5 % des actions de la société.

> Informations concernant les Administrateurs et les dirigeants

La liste des mandats et fonctions exercés dans toute société, durant l'exercice écoulé, par chacun des mandataires sociaux figure en page 1 du présent document.

Les renseignements concernant leur rémunération ainsi que les avantages de toute nature versés par les sociétés du Groupe Eurotunnel figurent dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs et de l'Equipe de Direction en page 25.

> Conventions réglementées

Le Rapport Spécial des Commissaires aux Comptes donne le détail des conventions entre la Société et les sociétés ayant, avec elle, des dirigeants ou Administrateurs communs.

> Plan d'épargne d'entreprise

En 1999, un plan d'épargne d'entreprise a été mis en place pour les salariés des sociétés françaises du Groupe. Au 31 décembre 2001, 1 290 salariés avaient souscrit au Fonds Commun de Placement en Unités Eurotunnel qui détenait 1 397 510 Unités.

Le 8 février 2002

Le Conseil d'Administration d'Eurotunnel SA

> Rapport général des Commissaires aux Comptes

Exercice clos le 31 décembre 2001

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2001 sur :

- le contrôle des comptes annuels de la société Eurotunnel SA, établis en euros, tels qu'ils sont présentés aux pages 60 à 66.
- *les vérifications spécifiques et les informations prévues par la loi.*

Les comptes annuels ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

> Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes, et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères, et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la Société à la fin de cet exercice.

> Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le Rapport de Gestion du Conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives à l'identité des principaux actionnaires vous ont été communiquées dans le Rapport de Gestion.

Fait à Paris, le 8 février 2002

BEFEC-Price Waterhouse,
Membre de PricewaterhouseCoopers,
représenté par
H. Toth

KPMG Audit
Département de KPMG SA,
représenté par
F. Odent - J.P. Thill

Commissaires aux Comptes
Membres des Compagnies Régionales de Paris et de Versailles

> Rapport spécial des Commissaires aux Comptes sur les conventions réglementées

Exercice clos le 31 décembre 2001

En notre qualité de commissaire aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

Il ne nous appartient pas de rechercher l'existence de conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article L. 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

En application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

> Avances à la Société France Manche SA

Au 31 décembre 2001, le montant des avances sous forme d'avances actionnaire sans échéance et sans intérêt consenties à FM était de 1 047 millions d'euros.

> Intégration fiscale

En décembre 1997, ESA a notifié à l'administration française le renouvellement de son option en faveur du bénéfice du régime de l'intégration fiscale institué par l'article 68 de la loi de finances pour 1988.

Les filiales intégrées sont FM, Eurotunnel Participations 1 SAS, Eurotunnel Participations 2 SAS et Europorte SAS.

La convention prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées comme en l'absence d'intégration fiscale et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

> Contrat de Société en Participation

Le Conseil d'Administration a approuvé, le 13 août 1986, la signature d'un Contrat de société en participation qui a été signé le jour même par FM, CTG, ESA et EPLC. Ce contrat a été amendé par des avenants en date des 25 septembre 1986, 23 juillet et 14 octobre 1987.

Ce contrat prévoit que FM et CTG sont associées dans une société constituant une société en participation de droit français et un «partnership» de droit anglais, ayant pour objet l'exploitation et l'entretien de la Liaison Fixe Transmanche.

Aux termes de ce contrat, les coûts et dépenses supportés par FM et CTG aux fins de cette association sont partagés à parts égales entre FM et CTG, qui apportent à l'association les droits découlants et le bénéfice de tous les contrats et biens dont elles disposent en relation avec l'objet de l'association. FM et CTG partagent les bénéfices ou supportent les pertes de l'association à parts égales.

> Conventions de Crédit

Aux termes d'un contrat, l'«Owning Group Guarantee Agreement» en date du 4 novembre 1987, tel que modifié par avenants en date des 16 décembre 1987, 25 octobre 1990, puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 7 avril 1998 et le 18 janvier 1999 les sociétés du Groupe Eurotunnel, dont ESA, se sont toutes engagées solidairement à garantir le remboursement et le paiement de toutes les sommes dues par chacune d'elles au titre des contrats de financement décrits ci-dessous.

• Contrat de crédit en date du 4 novembre 1987 tel que modifié par avenants en date des 16 décembre 1987, et 25 octobre 1990 puis réitéré le 13 février 1992, le 26 mai 1994, le 23 février 1996, le 3 mars 1998, le 1er février 1999 et le 9 avril 1999 entre EFL, FM, EPLC, la Société en sa qualité de société mère du Groupe Eurotunnel, Crédit Lyonnais et Midland Bank Plc (en tant qu'Agents), Crédit Lyonnais et Midland Bank Plc (en tant que Banques Payeuses), les banques et institutions financières nommées audit contrat (les Banques), la BEI et la CECA aux termes duquel les banques ont mis à la disposition directement ou indirectement des sociétés du Groupe Eurotunnel, les crédits décrits ci-après.

a. Un crédit au titre de la Dette Junior d'un montant de 2 879 millions d'euros et 1 607 millions de livres. La Dette Junior porte intérêt à un taux fixe de 5,28 % pour la partie libellée en euros et 7,03 % pour la partie libellée en livres. A partir de certaines dates situées autour du 31 décembre 2003, ce crédit portera intérêt à taux variable majoré de 1,25 %. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire sera dû sur les montants impayés. La Dette Junior est remboursable entre 2005 et 2025 mais pourra, à tout moment et sans pénalité, faire l'objet d'un remboursement anticipé en tout ou en partie. En cas de remboursement anticipé partiel, les échéances de remboursement de la Dette Junior seront réduites au prorata du montant remboursé par anticipation.

b. Le Crédit à Taux Révisable d'un montant initial de 1 118 millions d'euros et 624 millions de livres. Jusqu'au 26 janvier 2004, ce crédit porte intérêt à un taux fixe de 5,28 % pour la partie libellée en euros et 7,03 % pour la partie libellée en livres. Par la suite, les intérêts seront déterminés en fonction du taux de rendement brut annuel des emprunts d'Etat appropriés français ou britannique selon le cas, de maturité équivalente, à taux fixe majoré de 0,5 % par an jusqu'à la fin de la période de Stabilisation et de 1,5 % l'an par la suite. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire, identique à celui de la Dette Junior, sera dû sur les montants impayés. Les tirages effectués au titre du Crédit à Taux Révisable devront être remboursés le 31 décembre 2050. Les tirages au titre du Crédit à Taux Révisable peuvent faire l'objet d'un remboursement anticipé sous certaines conditions.

c. Un crédit au titre de la 4ème Tranche d'un montant de 120 millions d'euros et 47 millions de livres. Ce crédit porte intérêt à taux fixe majoré de 1 %. Pour la partie en euros, ce taux sera révisé le 15 décembre 2003 pour une durée d'au moins quatre ans. La Dette 4e Tranche est remboursable entre 2006 et 2019.

d. Un Crédit de Stabilisation, libellé en euros et en livres dont le montant, ajouté à celui de l'intérêt dû qui pourrait être différé sur les Obligations Remboursables en Unités, s'établit à un niveau équivalent à 1,85 milliards de livres, a été mis en place. Le Crédit de Stabilisation peut être utilisé, jusqu'à la fin de la période de Stabilisation, soit le 31 décembre 2005 ou avant sous certaines conditions, dans certaines circonstances, pour régler l'intérêt dû au titre de la Dette Junior et du Crédit à Taux Révisable, dans la mesure où l'intérêt ne pourra être réglé en numéraire. Ce crédit porte intérêt à taux zéro pendant toute la période de Stabilisation. Par la suite, le Crédit de Stabilisation portera intérêt à taux variable majoré de 1,25 %. En cas de défaut de paiement, après la période de Stabilisation, un intérêt supplémentaire, identique à celui de la Dette Junior, sera dû sur les montants impayés. Dans les 18 mois suivant la période à taux zéro, les crédits peuvent être convertis en émission obligataire à l'option d'Eurotunnel. Le remboursement de ce crédit sera échelonné entre le 15 mars 2018 et le 15 mars 2026.

Les tirages effectués au titre du Crédit de Stabilisation peuvent faire l'objet, dans certaines conditions, d'un remboursement anticipé en Unités à concurrence du montant nécessaire pour restaurer les capitaux propres à un niveau au moins égal à la moitié du capital social ou restaurer le niveau de couverture de l'intérêt en 2006 et 2007.

Au 31 décembre 2001, les tirages effectués par FM et EFL au titre de la Dette 4e Tranche s'élevaient aux montants mis à disposition.

Au 31 décembre 2001, les tirages au titre de la Dette Junior effectués par FM s'élevaient à 2 879 millions d'euros et les tirages effectués par EFL s'élevaient à 1 600 millions de livres après prise en compte des opérations de rachat réalisées depuis la restructuration de 1998.

Au 31 décembre 2001, les tirages au titre du Crédit à Taux Révisable effectués par FM s'élevaient à 954 millions d'euros et les tirages effectués par EFL s'élevaient à 534 millions de livres après prise en compte des opérations de rachat réalisées depuis la restructuration de 1998.

Au 31 décembre 2001, les tirages au titre du Crédit de Stabilisation effectués par FM s'élevaient à 394 millions d'euros et les tirages effectués par EFL s'élevaient à 282 millions de livres après prise en compte des opérations de rachat réalisées au cours de l'année. Ces montants excluent les intérêts différés sur les ORU qui s'élèvent à 103 millions d'euros et 68 millions de livres.

Tous les frais et honoraires de conseils et consultants engagés par les banques signataires des conventions de crédit, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.

Aux termes d'une lettre d'instruction en date du 16 décembre 1987, telle que modifiée par avenants en date du 25 octobre 1990, du 23 février 1996, réitérée conformément à l'avenant du 7 avril 1998 et modifiée le 18 janvier 1999, la société Clemet («l'Emetteur») a émis une nouvelle lettre de garantie «La Lettre de Garantie Globale» en date du 7 avril 1998 et modifiée le 18 janvier 1999, aux termes de laquelle l'Emetteur garantit le paiement de toutes sommes dues par les sociétés du Groupe Eurotunnel au titre du Contrat de Crédit dans la limite d'un plafond de 140 % des avances consenties par les banques au titre du Contrat de Crédit, à l'exclusion des avances de stabilisation.

• Contrat de Crédit Senior : autorisé en 1998 et conclu le 1er février 1999, tel que modifié le 9 avril 1999 entre FM et EFL, les Banques Senior, dont le Crédit Lyonnais et la Midland Bank Plc, la BEI et la CECA aux termes duquel les Banques Senior se sont engagées à mettre à la disposition des sociétés du Groupe un crédit d'un montant de 141 millions d'euros et 140 millions de livres. Une partie de la dette senior (93 millions d'euros et 140 millions de livres) porte intérêt à taux variable majoré de 1%, le solde portant intérêt à taux fixe. L'Échéancier de remboursement du Crédit Senior qui doit débuter le 15 juin 2002, est prévu pour assurer un remboursement intégral le 15 décembre 2005.

Au 31 décembre 2001, les tirages effectués par FM et EFL au titre du Contrat de Crédit Senior s'élevaient aux montants mis à disposition.

Tous les frais et honoraires de conseils et consultants engagés par les banques signataires, dans le cadre de la mise en place et de la gestion de cette convention, leur sont remboursés.

Aux termes d'une seconde lettre d'instruction en date du 26 mai 1994, telle que modifiée puis réitérée conformément à l'avenant du 7 avril 1998 et modifiée le 18 janvier 1999, la société Clemet («l'Emetteur») a émis une nouvelle lettre de garantie «Lettre de Garantie Senior» en date du 7 avril 1998, modifiée le 18 janvier 1999 aux termes de laquelle elle garantit le paiement de toutes sommes dues par les sociétés du Groupe au titre du Contrat de Crédit Senior dans la limite d'un plafond de 140 % du montant des avances consenties par les banques au titre du Contrat de Crédit Senior.

• En application de l'«Owning Group Guarantee Agreement», ESA est garante de toute somme due au titre des 457 052 703 Obligations Remboursables en Unités («ORU») émises par FM et EFL à un prix de 6,97 francs (1,06 euros) plus 0,70 livres, et demeurant en circulation à la suite du remboursement anticipé de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles le 11 mai 1999. Les ORU portent intérêt sur leur montant en principal au taux de 4,45 % l'an. Ces ORU sont remboursables le 31 décembre 2003 sur la base de une obligation pour 1,01 Unité, une obligation émise par FM sera remboursée par 1,01 action ESA et une obligation émise par EFL sera remboursée par 1,01 action EPLC. Un remboursement anticipé des ORU en Unités peut être effectué dans certaines circonstances. Un remboursement anticipé des ORU en numéraire pourra être effectué, avec une partie (70,84%) du produit de l'exercice des Bons 2001 et 2003, à leur valeur nominale augmentée d'une prime de remboursement leur garantissant un taux de rendement d'environ 6,5 %.

• En application de l'«Owning Group Guarantee Agreement» ESA est garante de toute somme due au titre des 423 510 Obligations Participantes émises par FM et EFL au prix de 1 508 euros et 1 000 livres, et demeurant en circulation à la suite du rachat de 122 306 Obligations Participantes. Ces obligations portent un coupon fixe de 1 % l'an. A compter de la fin de la période de Stabilisation ces obligations ouvriront droit au paiement, en plus du coupon fixe, à un coupon variable égal à 23,3 % du cash flow net disponible. Ces obligations seront remboursées au plus tard le 30 avril 2040. Ces obligations peuvent faire l'objet d'un remboursement anticipé ou rachat sur le marché avec annulation. Lorsque les obligations ont été partiellement remboursées par anticipation ou rachetées et annulées, le pourcentage utilisé pour le calcul du coupon variable est réduit de la même façon que l'est le montant en principal des Obligations Participantes émises.

> Contrats relatifs aux Sûretés

Aux termes du «Contrat cadre de sûretés» signé le 16 décembre 1987, tel que modifié par avenants en date des 25 octobre 1990, 20 septembre 1991, 13 février 1992, 24 août 1992, 26 mai 1994, 23 février 1996, réitéré le 7 avril 1998 et modifié par avenant le 1er février 1999 et le 9 avril 1999 entre les sociétés du Groupe Eurotunnel dont ESA, la société Clemet, le Crédit Lyonnais et la Midland Bank Plc agissant tant comme Agents du Syndicat Bancaire que des Banques Senior, ESA s'est engagée à consentir des sûretés et garanties sur la plupart de ses biens et droits tels que décrits au contrat, au profit de Clemet en garantie de ses obligations et celles des autres sociétés du Groupe au titre des deux lettres d'instruction décrites ci-dessus, et au profit des Banques, Banques Senior ainsi que de tout nouveau prêteur autorisé.

Aux termes d'un contrat intitulé «Fourth English Debenture» en date du 7 avril 1998 conclu entre les sociétés du Groupe Eurotunnel dont ESA, le Crédit Lyonnais, la BNP, la National Westminster Bank Plc et la Midland Bank Plc en qualité de «Relevant Agents» et The Law Debenture Trust Corporation Plc en qualité de «Security Trustee», ESA s'est notamment engagée à étendre au profit des titulaires des Nouveaux Instruments, le bénéfice des sûretés anglaises consenties aux prêteurs aux termes des précédentes Debentures en date respectivement des 16 décembre 1987, 25 octobre 1990 et 26 mai 1994 telles qu'amendées.

Au 31 décembre 2001, les actions des filiales, la plupart des comptes bancaires et les bénéfices des contrats les plus importants étaient donnés en garantie.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention conclue au cours de l'exercice et visée à l'article L. 225-38 du code de commerce.

Nous avons effectué nos travaux selon les normes de la profession applicables en France ; ces normes requièrent la mise en oeuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Fait à Paris, le 8 février 2002

BEFEC-Price Waterhouse, Membre de PricewaterhouseCoopers, représenté par H. Toth	KPMG Audit Département de KPMG SA, représenté par F. Odent - J.P. Thill

Commissaires aux Comptes
Membres des Compagnies Régionales de Paris et de Versailles

> Bilan

au 31 décembre 2001

	Références à l'annexe	Brut en euros	Dépréciations en euros	31 décembre 2001 Net en euros	31 décembre 2000 Net en euros	31 décembre 2000 Net en francs
ACTIF						
IMMOBILISATIONS FINANCIÈRES						
Participations	3	1 821 551 192	1 704 030 751	117 520 441	117 520 281	770 882 510
Créances rattachées à des participations	4	1 047 295 380	–	1 047 295 380	1 047 295 372	6 869 807 305
Actif immobilisé		2 868 846 572	1 704 030 751	1 164 815 821	1 164 815 653	7 640 689 815
Avances et acomptes		33 581	–	33 581	–	–
Créances clients et comptes rattachés		688 693	–	688 693	198 686	1 303 297
Créances sur l'État et autres collectivités publiques		111 166	–	111 166	384 857	2 524 495
Groupe et associés	5	9 015 840	–	9 015 840	4 047 708	26 551 223
Autres créances		421 397	–	421 397	46	300
Disponibilités		268 386	–	268 386	186 010	1 220 148
Actif circulant		10 539 063	–	10 539 063	4 817 307	31 599 463
Total de l'Actif		**2 879 385 635**	**1 704 030 751**	**1 175 354 884**	**1 169 632 960**	**7 672 289 278**
PASSIF						
Capital social	6			312 637 103	317 654 432	2 083 676 484
Primes d'émission	6			1 289 919 072	1 289 502 580	8 458 582 441
Réserve	6			5 102 987	–	–
Report à nouveau	7			(438 283 011)	(439 922 435)	(2 885 702 011)
Résultat de l'exercice				4 896 415	1 639 425	10 753 923
Capitaux propres				1 174 272 566	1 168 874 002	7 667 310 837
Concours bancaires courants				912	5 645	37 029
Groupe et associés	5			114 291	114 291	749 700
Fournisseurs et comptes rattachés				779 895	476 938	3 128 510
Dettes fiscales et sociales				143 607	98 799	648 081
Autres dettes				43 613	63 285	415 121
Dettes*				1 082 318	758 958	4 978 441
Total du Passif				**1 175 354 884**	**1 169 632 960**	**7 672 289 278**

* Part à plus d'un an : néant (2000 : néant).
L'annexe fait partie intégrante des comptes annuels.

> Compte de résultat
de l'exercice 2001

	Références à l'annexe	31 décembre 2001 en euros	31 décembre 2000 en euros	31 décembre 2000 en francs
PRODUITS D'EXPLOITATION				
Production vendue de services	8	11 758 209	3 636 192	23 851 854
Total produits d'exploitation		11 758 209	3 636 192	23 851 854
CHARGES D'EXPLOITATION				
Autres achats et charges externes	9	6 294 052	2 928 101	19 207 082
Salaires et charges		353 465	431 835	2 832 649
Impôts et taxes		14 337	7 029	46 109
Autres charges		155 766	206 209	1 352 642
Total charges d'exploitation		6 817 620	3 573 174	23 438 482
Résultat d'exploitation		**4 940 589**	**63 018**	**413 372**
PRODUITS FINANCIERS				
Intérêts et produits assimilés		1 713	14	91
Total produits financiers		1 713	14	91
CHARGES FINANCIÈRES				
(Gains)/pertes de change		11 586	7 095	46 540
Total charges financières		11 586	7 095	46 540
Résultat financier		**(9 873)**	**(7 081)**	**(46 449)**
Résultat exceptionnel	**1**	**–**	**1 633 034**	**10 712 000**
Impôt	**10**	**34 301**	**49 546**	**325 000**
Résultat de l'exercice		**4 896 415**	**1 639 425**	**10 753 923**

L'annexe fait partie intégrante des comptes annuels.

> Annexe

1 > Activités du Groupe et événements importants

ESA a été constituée en France le 30 octobre 1985, avec pour objet principal de prendre des participations dans des sociétés ayant directement ou indirectement pour objet la construction et l'exploitation de la Liaison Fixe Transmanche. Elle détient, à ce titre, la quasi-totalité du capital de FM, l'une des deux sociétés concessionnaires de la Liaison Fixe. Elle a, en outre, conclu, en 1986, avec FM, EPLC, et CTG, d'une part, un Contrat de société en participation qui prévoit la constitution d'Eurotunnel, société en participation entre FM et CTG, et d'autre part un Contrat de structure de sociétés qui prévoit notamment le «jumelage» des actions d'ESA et d'EPLC sous forme d'«Unités». Dans le cadre de ces accords, il est prévu de partager entre les sociétés françaises et britanniques les coûts et les produits des opérations liées à la conception, au financement, à la construction et à l'exploitation de la Liaison Fixe.
ESA, société holding du Groupe Eurotunnel en France, assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, ESA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe : ESGIE et ESL. ESA facture à FM sa prestation de relations actionnaires et autres prestations pour compte, qui s'élèvent en 2001 à 4 millions d'euros.

> EVÉNEMENTS IMPORTANTS DE L'EXERCICE

- Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêts favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.
  Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté 1,8 milliard d'euros de la Dette Junior d'Eurotunnel avec une décote moyenne de 27 % par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. La réussite de cette opération procure deux avantages au Groupe :
  - Le droit de recevoir, lors du refinancement par Eurotunnel de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de 400 millions d'euros.
  - Une extension sans frais du dispositif de couverture contre les hausses de taux d'intérêt entre 2004 et 2008 couvrant 1,8 milliard d'euros de Dette Junior, venant renforcer celui mis en place au cours de l'été 2000.
- Eurotunnel a déposé un recours devant la High Court de Londres au sujet de l'ensemble des problèmes liés aux clandestins, y compris la notification d'amendes, auxquels le Groupe est confronté. Une décision est attendue à ce sujet. Le Home Office britannique a décidé qu'étant donné les mesures prises par Eurotunnel pour empêcher les immigrants clandestins de parvenir au Royaume-Uni, le Groupe ne sera pas soumis à des pénalités et n'aura pas à s'acquitter des amendes reçues à ce jour.

Les autres événements importants de l'exercice 2001 et des premiers mois de 2002 sont décrits et détaillés dans le Rapport d'Activité.

> RÉCLAMATIONS DES RÉSEAUX FERROVIAIRES

D'après la Convention d'Utilisation datée du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation du Groupe. La méthode de calcul de cette contribution est stipulée en détail dans la Convention. Dans ce cadre, les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre Internationale de Commerce au sujet du calcul de leur contribution pour les années 1997 et 1998 et ont aussi demandé la nomination d'un expert neutre et indépendant conformément aux dispositions de la Convention pour l'année 1999.
Les Réseaux ont informé Eurotunnel qu'ils comptent réduire de 22 millions d'euros les sommes provisionnelles qu'ils doivent verser en 2002 au titre de leur contribution aux coûts d'exploitation du Tunnel. Eurotunnel considère que cette action est en contravention avec les termes de la Convention d'Utilisation qui régit les relations entre Eurotunnel et les Réseaux. En conséquence, Eurotunnel a saisi par référé le Tribunal de Commerce de Paris pour obtenir le règlement de l'intégralité de ces paiements.

> RÉSULTAT DE L'EXERCICE

Le bénéfice de l'exercice ressort à 4 896 415 euros.

2 > Principes et méthodes comptables

Les comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et conformément aux principes comptables généralement admis en France, et ceux décrits ci-après.

> CONTINUITÉ DE L'EXPLOITATION

Les Comptes ont été établis sur la base de la continuité de l'exploitation et suivant les modalités des contrats de crédit.

> ÉVALUATION DES TITRES DE PARTICIPATION

Les titres de participation sont évalués selon le principe de la quote-part des capitaux propres déterminés d'après les règles de consolidation. Toutefois, en ce qui concerne les titres de la société FM, leur valeur n'a pas été ajustée au 31 décembre 2001 compte tenu des perspectives d'avenir.

> VALEURS MOBILIÈRES DE PLACEMENT

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes «Valeurs mobilières de placement» et «Disponibilités» comprennent les intérêts courus à recevoir.

> CONVENTION FISCALE

La Convention fiscale signée par ESA prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées, comme en l'absence d'intégration, et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

3 > Participations

Au 31 décembre 2001, les titres de participation s'analysent comme suit :

(EN EUROS)	FM	ESGIE	AUTRES SOCIÉTÉS NON CONSOLIDÉES (B)
Capital	337 742 100	1 500	114 337
Autres capitaux propres (hors résultat de l'exercice)	(88 882 535)	–	–
Quote-part du capital détenu (en %)	99,9 %	30 %	99,9 %
Valeur comptable des titres détenus :			
brute : 1 821 551 192	1 821 436 451	450	114 291
nette : 117 520 441	117 405 700	450	114 291
Prêts et avances consentis par la société et non encore remboursés	1 047 295 380	–	–
Cautions et avals donnés par la société	(a)	(a)	(a)
Chiffre d'affaires hors taxes du dernier exercice écoulé	443 358 741	94 174 922	–
Résultat	(101 662 855)	–	–
Dividendes encaissés par la société au cours de l'exercice	—	–	–

(a) Ces informations sont mentionnées en note 13 de l'annexe.

(b) Les autres sociétés créées en 1998 n'ont pas eu d'activité pendant l'exercice et n'ont pas été consolidées.

4 > Créances rattachées à des participations

Le solde de ce poste correspond aux fonds mis à disposition de FM sans échéance et sans intérêt.

5 > Groupe et associés

(EN EUROS)	31 DÉCEMBRE 2001	31 DÉCEMBRE 2000
Créances		
EPLC	15 649	7 169
FM	9 000 191	4 040 539
Autres	(114 291)	(114 291)

Les comptes courants mentionnés ci-dessus ne sont pas porteurs d'intérêts.

6 > Capital social et primes d'émission

CAPITAL SOCIAL (ACTIONS ORDINAIRES)	
Au 1er janvier 2001	
2 083 676 484 actions à 0,15 €	317 654 432
AUGMENTATION DE CAPITAL :	
570 872 actions à 0,15 €	85 658
CONVERSION EN EUROS*	(5 102 987)
Au 31 décembre 2001	
2 084 247 356 actions à 0,15 €	312 637 103
PRIMES D'ÉMISSION	
Au 1er janvier 2001	1 289 502 580
Augmentation de capital	416 492
Au 31 décembre 2001	1 289 919 072
RÉSERVE*	
Au 1er janvier 2001	–
Au 31 décembre 2001	5 102 987

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront «jumelées», de telle sorte qu'une action d'ESA et une action d'EPLC forment une «Unité». Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80 % du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80 % de la moyenne des cours de l'Unité à l'ouverture des 20séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé :

• le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de 1,26 € ou 0,77£, entre le 16 mars 2004 et le 15 mars 2011, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4 % à la moyenne de "the underlying UK Retail Price Index" et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.

• le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de 0,62 £, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
27 avril 1992	122 192	3,91	2,48	27.04.1995 à 26.04.2002
6 novembre 1992	384 292	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	290 453	2,91	2,24	13.07.1998 à 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 à 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	7 843 300	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	5 184 208	–	0,73	01.11.2004 à 30.04.2005
24 novembre 1999	6 375 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000*	1 813 695	–	0,61	01.05.2005 à 31.10.2005
31 mars 2000	4 628 909	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001*	3 069 876	–	0,62	01.05.2006 à 31.10.2006
16 mars 2001	6 420 018	1,26	0,77	16.03.2004 à 15.03.2011

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

• 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de 1,02 € (6,70 F) plus 0,68 £.

Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.

• 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 donnaient droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, 1,02 Unité au prix de 5,84 F (0,89 €) plus 0,59 £.

Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de 6,97 F (1,06257 €) plus 0,70 £.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45 %.

7 > Report à nouveau

Conformément aux résolutions de l'Assemblée Générale du 26 avril 2001, le bénéfice de l'exercice 2000 a été inscrit en report à nouveau.

8 > Production vendue de services

Ce poste comprend le produit des prestations de services mentionnées en note 1 et facturées à FM, ainsi que la prestation de conseil d'un montant de 7 828 401 € assuré par la société dans le cadre de l'opération de titrisation de la dette du Groupe décrite en note 1.

9 > Autres achats et charges externes

Ce poste comprend principalement les charges afférentes aux prestations de services facturées par ESGIE et ESL, ainsi que les dépenses engagées pour le compte de FM.

10 > Résultat et situation fiscale

Au 31 décembre 2001, le résultat fiscal du Groupe intégré est une perte de 85 millions d'euros ; le résultat fiscal d'ESA, hors intégration, est un bénéfice de 5 millions d'euros.

11 > Dirigeants sociaux

Patrick Ponsolle a bénéficié, en 2001, d'une rémunération de 81 306 € en qualité de Président-Directeur Général d'ESA. ESA a enregistré un montant de 190 094 €, correspondant à sa quote-part des rémunérations des dirigeants sociaux du Groupe facturées par ESGIE et ESL.

Le détail des rémunérations des dirigeants sociaux est indiqué au rapport du Conseil Commun sur la rémunération des Administrateurs du Groupe Eurotunnel.

12 > Unités, options et bons de souscription détenus par les administrateurs

Les Administrateurs suivants possédaient, à la fin de l'exercice*, des actions, bons, ou options de souscription de la Société :

	2001				2000
	Unités	Bons 2001	Bons 2003	Options de souscription***	Unités
C. Cambier**	562 000	118 000	118 000	–	342 000
R. Chapman	20 000	5 000	5 000	–	20 000
M. Combes	1 400	–	–	–	1 400
V. Cox	1 000	–	–	–	
Y. Déjou	10 681	150	150	–	10 681
K. Edelman	4 544	4 001	4 001	–	4 544
C. Green	17 387	7 301	7 301	–	17 387
P. Lagayette	11 366	48 001	48 001	–	11 366
P. Lazare	10 130	–	–	575 052	1 450
C. Mackay	74 086	–	–	–	34 086
C. Petruccelli	9 152	5 001	5 001	–	9 152
Lord Tugendhat	11 887	5 522	5 522	–	11 387
Baron de Wouters	1 818	1 600	1 600	–	1 818

* ou à la date d'entrée en fonction.

** C. Cambier est l'actionnaire principal de Prigest S.A. qui détient 350 000 Unités, 250 000 Bons 2001 et 250 000 Bons 2003.

*** voir détail des attributions ci-dessous.

Les rémunérations des Administrateurs sont décrites en page 25 dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

En 2001, il a été attribué aux Administrateurs dirigeants des options leur permettant après ajustement de souscrire des Unités selon le tableau ci-dessous :

Options de souscription

Date d'attribution		13/07/94	18/06/99	17/09/99	24/11/99	31/03/00	16/03/01
Période d'exercice		13/07/98 –12/07/04	18/06/02 –17/06/09	17/09/04 –16/05/05	24/11/02 –23/11/09	31/03/03 –30/03/10	16/03/04 –15/03/11
Prix d'exercice	F	19,08	9,56	–	–	–	–
	€	–	–	–	1,27	1,24	–
	£	2,24	0,95	0,73	0,81	–	0,77
P. Ponsolle		209 587	719 110	–	–	418 005	–
P. Lazare		–	–	–	–	–	575 052

Les options de souscription attribuées à Patrick Ponsolle ont expiré le 25 avril 2001 suite à son départ, et celles attribuées à Philippe Lazare expireront le 30 juin 2002 du fait de son départ.

13 > Engagements et passifs éventuels

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens, autres que ceux détenus par EDL et OPL. En application des contrats de crédits, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.

Au 31 décembre 2001, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel, autres qu'EDL et OPL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments appartenant à différentes filiales du Groupe Eurotunnel, et situés en France ou en Angleterre, ont été donnés en garantie.

> Résultat de la Société au cours des cinq derniers exercices

(EN EUROS)	2001	2000	1999	1998	1997
CAPITAL EN FIN D'EXERCICE					
Capital social	312 637 103	317 654 432	317 642 367	257 453 495	140 185 015
Nombre d'actions ordinaires existantes	2 084 247 356	2 083 676 484	2 083 597 339	1 688 784 219	919 553 419
Nombre maximal d'actions futures à créer par exercice de droits de souscription ou dont l'émission a été autorisée par l'Assemblée*	630 334 470*****	684 101 156****	688 938 616****	742 052 268***	1 512 000 000**
OPÉRATIONS ET RÉSULTATS DE L'EXERCICE					
Chiffre d'affaires hors taxes	11 758 209	3 636 192	5 153 466	5 223 522	12 316 793
Résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	4 930 716	1 688 971	(16 141)	48 834	22 338
Impôts sur les bénéfices	34 301	49 546	(914 311)	(1 282 493)	(177 241)
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	4 896 415	1 639 425	898 170	1 331 327	(438 297 481)
Résultat distribué	–	–	–	–	–
RÉSULTAT PAR ACTION					
Résultat après impôts, participation des salariés et avant dotations aux amortissements et provisions	ns	ns	ns	ns	ns
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	ns	ns	ns	ns	(0,48)
Dividende attribué à chaque action	–	–	–	–	–

* Voir note 6 des comptes d'ESA.

** Dont environ 1 500 000 000 actions au titre de la mise en œuvre de la Restructuration Financière et sur la base de l'exercice de la totalité des Bons 2003 et des Bons 2001, *et du remboursement, par le produit de l'exercice des bons, d'une partie des 645 161 300 Obligations Remboursables en Unités.*

*** En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 645 161 300 Obligations Remboursables en Unités.

**** En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.

***** En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.

> Contents

EUROTUNNEL PLC GROUP CONSOLIDATED ACCOUNTS (£)

Directors' Report	68
Directors' Responsibilities	70
Independent Auditors' Report to the members of Eurotunnel plc	71
Consolidated Profit and Loss Account	72
Consolidated Cash Flow Statement	72
Consolidated and Parent Company Balance Sheets	73
Notes to the Consolidated Accounts	74

> Directors' Report
for the year ended 31 December 2001

The Directors submit their Report and the Accounts for the year ended 31 December 2001 for the Eurotunnel plc Group of companies (EPLC Group).

> Results

The results for the year are set out in the consolidated profit and loss account on page 72. Movements in reserves are described in note 20.
The Directors do not recommend the payment of a dividend.

> Activities

The principal activity of the EPLC Group is the operation and financing of a fixed link under the Channel between England and France under a Concession from the UK and French governments, the term of which is currently due to expire in 2086. The fixed link is operated jointly with the Eurotunnel SA Group of companies (ESA Group) under a partnership agreement. The EPLC Group and the ESA Group operate collectively as the Eurotunnel Group.

> Review of business developments and prospects

The development of the Eurotunnel Group's business and its prospects are described on pages 1 to 12 of the Summary Annual Report. The contents of this Annual Report and Accounts were approved by the Directors on 8 February 2002. The Directors consider that it is appropriate for the accounts to be prepared on a going concern basis.

> Share capital

The issued shares and warrants of EPLC are, under the Corporate Structure Agreement with The Channel Tunnel Group Limited (CTG), Eurotunnel SA (ESA) and France Manche SA (FM), twinned respectively with the shares and warrants of ESA, the Company's counterpart in France. One share in EPLC and one share in ESA together comprise one "Unit".
It is these Units which are listed on the London Stock Exchange, the Bourse in Paris and the Bourse in Brussels. The 2003 Warrants are listed on the London Stock Exchange and the Bourse in Paris.
Details of shares, share warrants in issue and employee share options outstanding are described in note 18 to the accounts.

> Substantial interests

As at 8 February 2002, EPLC had been notified pursuant to section 198 of the Companies Act 1985 of no interest in 3% or more of its issued share capital.

> Directors

The Directors who served during the year were:

Date	Appointed	Retired
Christian Cambier*°	19 December 1997	
Roy Chapman*°	8 December 1995	
Michel Combes*°	13 October 2000	
Vivienne Cox*°	1 July 2001	
Yves Déjou*°	17 October 1997	
Keith Edelman*°	8 December 1995	
Chris Green*°	8 December 1995	
Philippe Lagayette*°	5 February 1993	
Philippe Lazare	1 December 2000	31 December 2001
Charles Mackay*	17 October 1997	
Charles Petruccelli*°	27 June 1996	
Patrick Ponsolle	28 July 1988	25 April 2001
Lord Tugendhat*°	10 June 1991	
Baron Guy de Wouters*°	29 November 1989	

* Non-executive
° Independent

The Board follows the recommendation of the Combined Code of the Committee on Corporate Governance that there should be a senior independent non-executive director, other than the Chairman, to whom concerns can be conveyed if required. Until his appointment as Chairman in April 2001 this position was filled by Charles Mackay. The Board subsequently decided that it would be helpful, given the bi-national nature of Eurotunnel, if there were senior independent non-executive directors based in both the UK and France, and accordingly nominated Lord Tugendhat and Baron Guy de Wouters respectively.
The Directors holding office at the date hereof are named on page 27 of the Report and Accounts. The beneficial, including family, interests of the Directors holding office at the end of the year in the share capital of the Company and its subsidiaries are shown in note 19 to the accounts.
Richard Shirrefs was appointed to the Board on 1st January 2002.

> Directors' interests in contracts

The Board is not aware of any contract of significance (other than the service and consultancy contracts summarised on pages 49 and 50) in relation to the Company or its subsidiaries in which any Director has any material interest.

> Employees and disabled persons

Within the EPLC Group there is close consultation between senior management and other employees on important matters with a view to keeping employees informed about the activities and position of the Group. The Eurotunnel Company Council provides a forum for consultation between the Company and employees of Eurotunnel Services Limited. The Company Council is an elected body consisting of 8 representatives and 8 deputies.

Details of the annual bonus schemes operated by the Group are set out in the Report of the Board on Directors' Remuneration on page 48. These schemes help to promote the involvement of all employees in the future of the Group. It is Group policy to give full and fair consideration to the employment of disabled persons with suitable aptitudes and abilities. Full consideration is given to continuing the employment of staff who become disabled and to providing training and career development opportunities to disabled employees.

> Eurotunnel share option scheme

Note 19 to the Group accounts gives details of the options awarded in 2001 under the schemes approved at the Annual General Meeting in 1999. Options granted previously will remain valid until they lapse in accordance with the rules under which they were granted.

> Charitable/political donations

Charitable donations of £17,121 (2000: £65,830) were made by the EPLC Group during the year. No political donations were made (2000 : £nil).

> Corporate governance

A full summary of the system of Corporate Governance at Eurotunnel, together with information on the internal control framework, is set out on pages 46 and 47. The report of the Board on Directors' Remuneration is set out on pages 48 to 51.

> Creditor payment policy

The Group's operating Companies, principally The Channel Tunnel Group Limited and France Manche SA, are responsible for agreeing the terms and conditions under which transactions with suppliers are conducted. It is Group policy that payments to suppliers are generally made in accordance with these terms and no specific payment code is followed. The Company had no material trade creditors at the year end.

> Annual General Meeting

The Annual General Meeting of the Company will be held on 30 May 2002 in London. Formal notices of the meetings and proxy forms will be sent out in April.

The Auditors, KPMG Audit Plc, have expressed their willingness to continue in office and a resolution proposing their re-appointment will be submitted to the Annual General Meeting.

By Order of the Board
D. J. Leonard ACIS
Secretary

8 February 2002

> Statement of Directors' Responsibilities

Applicable United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

> Independent Auditors' Report to the members of Eurotunnel plc

We have audited the financial statements on pages 72 to 88.

> Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 70 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards.

Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Eurotunnel Group is not disclosed.

We review whether the statement on pages 46 and 47 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Eurotunnel Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

> Basis of audit opinion

We have conducted our audit in accordance with UK Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the EPLC Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

> Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the EPLC Group as at 31 December 2001 and of the profit of the EPLC Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London, 8 February 2002

> Consolidated Profit and Loss Account
for the year ended 31 December 2001

	Notes	2001 £'000	2000 £'000
Turnover	2	270,996	294,185
Other operating income		25,727	26,046
Staff costs	3, 4	(74,935)	(72,116)
Depreciation and amounts written off tangible and intangible fixed assets	9	(57,693)	(57,345)
Other operating charges		(74,485)	(85,698)
Operating profit	**5**	**89,610**	**105,072**
Profit on sale of assets and subsidiary undertakings		8,795	315
Interest receivable and similar income	6	11,677	4,863
Interest payable and similar charges	7	(174,219)	(173,850)
Gain on repurchase of debt	7	127,731	2,157
Profit/(loss) on ordinary activities before and after taxation and for the financial year	**17, 20**	**63,594**	**(61,443)**

Notes:

- The results in the Consolidated Profit and Loss Account in both the current and the previous year relate to continuing operations.
- There were no recognised gains and losses apart from those reported in the Profit and Loss Account for 2000 and 2001.
- The notes on pages 74 to 88 form part of these Consolidated Accounts.

> Consolidated Cash Flow Statement
for the year ended 31 December 2001

	Notes	2001 £'000	2000 £'000
Net cash inflow from operating activities	26a	200,749	202,225
Returns on investments and servicing of finance	26b	(147,052)	(167,251)
Capital expenditure	26b	(23,942)	(10,745)
Cash inflow before financing		**29,755**	**24,229**
Financing	26b	(4,991)	(46,845)
Increase/(decrease) in cash in the period		**24,764**	**(22,616)**

The notes on pages 74 to 88 form part of these Consolidated Accounts.

> Consolidated and Parent Company Balance Sheets

as at 31 December 2001

	Notes	Consolidated Balance Sheet 2001 £'000	Consolidated Balance Sheet 2000 £'000	Parent Company Balance Sheet 2001 £'000	Parent Company Balance Sheet 2000 £'000
FIXED ASSETS					
Tangible assets	9	4,390,719	4,410,275	–	–
Investments in Subsidiary Undertakings	8	–	–	27	18
Investment in Eurotunnel Services G.I.E. (ESGIE)	10	1	1	1	1
		4,390,720	**4,410,276**	**28**	**19**
CURRENT ASSETS					
Stocks	11	10,220	8,979	–	–
Debtors	12				
Debtors due after more than one year		114,183	22,996	–	–
Debtors due within one year		53,294	54,537	549,592	577,996
		167,477	77,533	549,592	577,996
Investments	13	68,100	48,000	–	–
Cash at bank and in hand		26,769	22,294	178	129
		272,566	**156,806**	**549,770**	**578,125**
CREDITORS - Amounts falling due within one year	14	(217,495)	(187,188)	(699)	(3,993)
Net current assets/(liabilities)		**55,071**	**(30,382)**	**549,071**	**574,132**
Total assets less current liabilities		**4,445,791**	**4,379,894**	**549,099**	**574,151**
CREDITORS - Amounts falling due after more than one year	15	(3,744,267)	(3,747,890)	–	–
PROVISIONS FOR LIABILITIES AND CHARGES	16	(33,180)	(27,586)	–	–
Net assets		**668,344**	**604,418**	**549,099**	**574,151**
CAPITAL AND RESERVES					
Called up share capital	18	20,842	20,837	20,842	20,837
Share premium account	20	825,467	825,140	825,467	825,140
Profit and loss account	20	(177,965)	(241,559)	(297,210)	(271,826)
Equity shareholders' funds	**22**	**668,344**	**604,418**	**549,099**	**574,151**

The notes on pages 74 to 88 form part of these Consolidated Accounts. The accounts were approved by the Board of Directors on 8 February 2002 and signed on its behalf by R. Shirrefs, Director.

> Notes to the Consolidated Accounts

1 > Accounting policies

a. Basis of accounting

The accounts have been prepared in accordance with applicable UK accounting standards up to and including FRS 16 "Current Tax" and FRS 18 "Accounting Policies"(see note 1f regarding the true and fair override on FRS 11) under the historical cost convention and on the going concern basis. The transitional provisions of FRS 17 "Pensions" have been applied. The Directors confirm, having made appropriate enquiries, that the Group has adequate resources to continue to operate for the foreseeable future.

b. Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French Companies.

• Concession fixed assets: All costs and revenues arising either directly or indirectly from the design, financing and construction of the Project were capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the Concessionaires.

• Operating revenues and costs: All revenues and costs arising from the operation of the Concession are accounted for in the Profit and Loss Account of the partnership and shared equally between the Concessionaires. Revenues and costs arising in Eurotunnel Group companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

c. Consolidation

• The Consolidated Accounts incorporate the accounts of EPLC and all of its subsidiary undertakings. Hence the accounts deal only with the result and state of affairs of the Eurotunnel Group insofar as these are recorded in the books of those companies, including the cost sharing adjustments described above. Separate accounts for ESA and for its subsidiaries have been prepared. The accounts of all companies are made up to 31 December annually.

The results of subsidiaries acquired are included in the Profit and Loss Account from the date of acquisition. On the acquisition of a subsidiary, fair values, reflecting conditions at the date of acquisition are attributed to the separable assets and liabilities acquired.

• EPLC has taken advantage of the exemption under the Companies Act 1985 section 230 not to publish a separate profit and loss account dealing with the results of the Company only (see note 21).

d. Related Party Disclosures

As explained in notes 1 and 2 to the Combined Accounts, EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group, the Combined Accounts being presented on pages 29 to 45 as if the Eurotunnel Group were a legal group. Accordingly, advantage has been taken of the exemption that would have been available under FRS 8 "Related party disclosures" if the Eurotunnel Group had been a legal group, and EPLC therefore a subsidiary. Consequently no additional disclosure has been given of transactions with other entities which are part of the Eurotunnel Group or investees of that group, qualifying as related parties of EPLC.

e. Turnover

Turnover comprises the value of sales of services and goods and rental income receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

f. Tangible fixed assets and depreciation

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets to their estimated residual value over their expected useful lives as follows:

Tunnels	Life of Concession
Terminals and related land	20 years - life of Concession
Fixed equipment	5 years - life of Concession
Rolling stock	30 - 40 years
Leasehold land and buildings	5 years – life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 - 30 years

The expected useful lives of the Group's assets are kept under review and revised where necessary according to experience. Concession fixed assets depreciated over the life of the Concession are depreciated using a Unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the Profit and Loss Account as incurred.

As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

All other depreciation is calculated on a straight line basis.

Financial Reporting Standard 11 "Impairment of fixed assets and goodwill" (FRS 11) requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows using a market-based discount rate.

Eurotunnel PLC is currently in a "stabilisation period" after the Financial Restructuring in 1998. During this period Eurotunnel does not have access to capital markets in the usual way and interest which cannot be paid in cash may be settled by issuing Stabilisation Notes, which do not bear interest until 2006. In addition, Eurotunnel, being a single service concession company with highly dedicated fixed assets, is not able to reinvest its existing capital in alternative assets or services in order to improve stakeholder returns. In these circumstances, the Directors consider that identifying and applying a market-based discount rate is inappropriate and would not give a true and fair view of the state of affairs of the Eurotunnel plc Group. Instead, the Directors think that the discount rate to be applied in any year should be the internal rate of return implicit in the lower case financial projections used in the Financial Restructuring and published in the May 1997 prospectus.

Financial Reporting Standard 15 "Tangible Fixed Assets" (FRS 15) requires that an FRS 11 impairment review is undertaken annually where the estimated remaining useful economic life of the tangible fixed asset exceeds 50 years. Therefore an impairment review was carried out at 31 December 2001, using a discount rate (determined as referred to above) of 7.8%, on the basis of which there was no impairment. Application of a discount rate of 8% to the current projections would have yielded a present value approximately equal to book value. Increasing the discount rate by a further 1% from this level would have given an impairment of £1.3 billion. Because it was not practicable to identify a market-based discount rate, it was not otherwise possible to quantify the effect of this departure from FRS 11.

g. Provisions

• Large scale maintenance

The Group is obliged by the terms of the Concession to maintain the assets which are necessary for the operation of the Fixed Link, in a good state of repair. Provision is therefore made for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, based upon a specific maintenance programme by asset categories.

• Provision for renewal of fixed assets

Provision for renewal is based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

The above approach differs from that required by FRS 12 "Provisions, Contingent Liabilities and Contingent Assets". Under that standard, as the Group is obliged by the terms of the Concession to transfer all movable property and intellectual property rights necessary for the operation of the Fixed Link to the French and United Kingdom governments for no payment on expiry or, in certain circumstances, early termination of the Concession, provision is required to be made for the present value of that part of the renewal cost of renewable assets from which the Group does not expect to benefit. The policy described above, though different, does not give rise to a material difference in these accounts.

h. Current asset investments

Investments are stated at the lower of cost and market value.

i. Stocks

• Property

In respect of development work in progress, cost comprises the purchase price of property and land, development costs and, where appropriate, a proportion of associated overheads and attributable financing costs.

• Stock

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spares are included in the fixed assets category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

j. Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction except where foreign exchange contracts have been entered into. Monetary assets and liabilities denominated in foreign currencies are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the Profit and Loss Account.

k. Deferred taxation

Deferred taxation is provided for using the liability method in respect of the taxation effect of all timing differences other than those which are expected with reasonable probability to continue in the foreseeable future.

l. Financial instruments – hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the Profit and Loss Account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the Profit and Loss Account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the Profit and Loss Account on a time basis.

m. Pension costs

The Group operates two pension schemes providing defined benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. Contributions to the schemes are charged to the Profit and Loss Account so as to spread the cost of pensions over the employees' working lives with the Group.

n. Earnings per share

FRS 14 applies to companies whose shares are publicly traded. As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements apply to the combined earnings per Unit, which is disclosed on page 45.

o. Employee share schemes

With respect to the Inland Revenue approved Sharesave scheme, the company has taken advantage of the exemption under UITF 17 and not charged the costs of such awards against profits.

2 > Turnover

In the opinion of the Directors the EPLC Group operates one class of business, that is the provision of transportation services between the UK and France and ancillary activities thereto. Turnover may be analysed by source as follows:

£'000	2001	2000
Shuttle Services	154,132	158,426
Railways	105,141	104,740
Retail and other	11,723	31,019
	270,996	**294,185**

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

3 > Staff numbers and costs

a. The average number of persons (including Directors) employed by the EPLC Group (all of whom were employed in the UK or France) analysed by areas was:

	2001	2000
Shuttle services	1,070	1,074
Technical services	299	290
Finance and other	159	162
	1,528	**1,526**

b. Total staff costs (including Directors' remuneration) comprise:

£'000	2001	2000
Salaries and wages	34,011	33,167
Social security costs	2,780	2,733
Other pension costs	3,427	2,931
Other staff costs	1,792	1,594
	42,010	**40,425**
Staff seconded by ESGIE	28,965	30,680
	70,975	**71,105**
Staff seconded from 3rd parties and temporary personnel	3,960	1,011
	74,935	**72,116**

Staff costs comprise amounts charged to EPLC Group companies in accordance with the cost sharing arrangements and therefore do not necessarily relate directly to the staff numbers disclosed in note 3 a above.

4 > Directors' remuneration

All Directors are Directors of both EPLC and ESA. The total remuneration of these Directors, from whatever source, in relation to the Eurotunnel Group is set out in the Report of the Board on Directors' Remuneration pages 48 to 51.

5 > Operating profit

Operating profit is stated after charging :

£'000	2001	2000
Auditors' remuneration for annual audit	145	140
Amounts paid under operating leases:		
Land and Buildings	162	171
Plant and machinery	908	977

Fees during the year for other services provided by the UK auditors, KPMG Audit Plc, and their associates in connection with their work as auditors were £265,000 and fees for consulting services provided by them were £159,000 (total non-audit fees for 2000 : £1,373,000). The audit fees of the Company were borne by another Group company.

6 > Interest receivable and similar income

Interest receivable and similar income includes interest receivable of £6,909,000 (2000 : £4,024,000) and a gain on exchange of £4,768,000 (2000 : £839,000).

7 > Interest payable and similar charges

£'000	2001	2000
Payable on bank loans and overdrafts	172,148	171,681
Loan commitment fees and bank expenses	1,781	1,085
Exchange differences	290	1,084
Interest payable and similar charges	**174,219**	**173,850**
Gain on repurchase of debt (see Note 15)	**(127,731)**	**(2,157)**

8 > Investments in subsidiary undertakings

a. Shares in subsidiary undertakings of EPLC at cost

£'000	2001	2000
At 31 December	27	18

b. The subsidiary undertakings of EPLC:

	Class of share	Percentage of share capital owned by: Company	Subsidiaries	Country of registration
The Channel Tunnel Group Limited	Ordinary	100	–	England
Eurotunnel Finance Limited	Ordinary	79	–	England
Eurotunnel Developments Limited	Ordinary	100	–	England
Eurotunnel Services Limited	Ordinary	–	75	England
Eurotunnel Trustees Limited	Ordinary	–	100	England
Le Shuttle Holidays Limited	Ordinary	–	100	England
Orbital Park Limited	Ordinary	–	100	England
Gamond Insurance Company Limited	Ordinary	–	100	Guernsey
Cheriton Resources 3 Limited	Ordinary	100	–	England
Cheriton Resources 5 Limited	Ordinary	100	–	England
Cheriton Resources 6 Limited	Ordinary	100	–	England
Princess Way Leasing Limited*	Ordinary	–	100	England
Cheriton Leasing Limited	Ordinary	100	–	England

* PWLL's name was changed to Cheriton Resources 10 Limited on 3 January 2002.

The remaining ordinary shares in EFL and ESL are held by companies in the ESA Group.

The business of CTG is the design, construction and operation of the Project under the terms of the Concession.

The business of EFL is the provision of finance to other Eurotunnel Group companies.

The business of EDL and its subsidiary OPL is the development of property not directly within the Concession area.

The business of ESL is the employment of staff whose services are utilised by the Eurotunnel Group.

The business of ETRL is the operation of the Group's deferred bonus plan.

The business of LSH was the sale of package holidays. This activity ceased in October 1998.

The business of GICL is the provision of certain insurance cover to Eurotunnel.

The business of the CRL Companies, of CLL and of PWLL is leasing.

In addition Tunnel Junior Debt Holdings Ltd and Fixed-Link Finance BV have been treated as quasi subsidiaries and have therefore been consolidated for the reasons described in Note 15.

9 > Tangible fixed assets

£'000	Concession assets: Assets in course of construction	Tunnels	Terminals and related land	Fixed equipment	Rolling stock	Other concession land and property	Plant, machinery, office equipment	Freehold land and buildings*	Total
COST									
At 1 January 2001	39,799	2,179,931	635,433	1,139,576	670,650	49,395	92,815	6,440	4,814,039
Additions	22,350	–	1,743	200	5,206	461	8,699	–	38,659
Disposals	–	–	–	(330)	–	(277)	(635)	(516)	(1,758)
Reclassification	(19,414)	–	1,880	536	15,444	–	1,554	–	–
At 31 December 2001	42 735	2,179,931	639,056	1,139,982	691,300	49,579	102,433	5,924	4,850,940
DEPRECIATION									
At 1 January 2001	–	36,153	26,512	176,707	105,877	10,150	47,439	926	403,764
Charged in the period	–	2,808	3,697	24,386	17,241	1,847	7,576	138	57,693
Released on disposals	–	–	–	(330)	–	(273)	(633)	–	(1,236)
At 31 December 2001	–	38,961	30,209	200,763	123,118	11,724	54,382	1,064	460,221
NET BOOK VALUE									
At 31 December 2001	**42,735**	**2,140,970**	**608,847**	**939,219**	**568,182**	**37,855**	**48,051**	**4,860**	**4,390,719**
AT 31 DECEMBER 2000	**39,799**	**2,143,778**	**608,921**	**962,869**	**564,773**	**39,245**	**45,376**	**5,514**	**4,410,275**

* Included in freehold land and buildings at cost is the cost of freehold land amounting to £3,173,200 (2000: £3,690,000) which is not depreciable.

In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project, and in exchange has granted leases for the duration of the Concession. In France, all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. On the expiry of the Concession period, the leases granted in the UK will come to an end and the interests of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become the joint property of the two states. Fixed assets at cost at 31 December 2001 include capitalised interest of £969,307,000 (2000: £969,313,000). The market value of freehold land and buildings does not differ substantially from the book value.

10 > Fixed asset investments

	EPLC Group		Company	
£'000	2001	2000	2001	2000
Interest in ESGIE at cost	**1**	**1**	**1**	**1**

EPLC is a member of ESGIE in which it has a 20% direct interest plus a 27.9% interest through its subsidiaries. The business of ESGIE, which is a "Groupement d'Intérêt Economique" (G.I.E.), is the employment of staff whose services are utilised by the Eurotunnel Group and it has net assets of approximately £1,000. A G.I.E. is an organisation incorporated under French law with a separate legal personality. It has certain similarities with a partnership formed under English law.

11 > Stocks

	EPLC Group		Company	
£'000	2001	2000	2001	2000
Spare parts	2,736	3,096	–	–
Development work in progress	7,484	5,883	–	–
	10,220	**8,979**	**-**	**-**

Development work in progress at 31 December 2001 includes capitalised interest of £970,880 (2000 : £1,054,000).

12 > Debtors

	EPLC Group		Company	
£'000	2001	2000	2001	2000
DUE AFTER MORE THAN ONE YEAR				
Other financial debtors	81,427	–	–	–
Prepayments and accrued income (note 15e)	32,756	22,996	–	–
	114,183	22,996	–	–
DUE WITHIN ONE YEAR				
Trade debtors	20,352	29,384	–	–
Amounts owed by EPLC subsidiary undertakings	–	–	549,204	577,980
Amounts owed by ESA Group undertakings	2,423	121	20	–
Other debtors	4,839	17,819	368	16
Other financial debtors	18,669	–	–	–
Prepayments & accrued income	7,011	7,213	–	–
	53,294	54,537	549,592	577,996
Total debtors	**167,477**	**77,533**	**549,592**	**577,996**

Amounts owed by EPLC subsidiary undertakings and ESA Group undertakings have no fixed repayment dates. In the parent company balance sheet, the amount owed by EPLC Group companies has been provided for to the extent of the loss reported by CTG during the operational period.

Eurotunnel has purchased three leasing companies in the UK. These companies had debt outstanding of £100 million at 31 December 2001. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from the other companies within the Eurotunnel Group.

13 > Current asset investments

Current asset investments relate to short term certificates of deposit and other deposits with varying maturity dates, which are repayable on demand.

14 > Creditors – amounts falling due within one year

£'000	EPLC Group 2001	EPLC Group 2000	Company 2001	Company 2000
Senior debt	35,000	–	–	–
Bank overdrafts	1	255	–	–
Trade creditors	9,051	11,233	73	2
Amounts due to EPLC subsidiary undertakings	–	–	102	–
Amounts due to ESA Group undertakings	4,980	8,854	9	79
Other creditors including taxation and social security	7,931	20,853	110	169
Other financial creditors (see Note 12)	18,669	–	–	–
Accrued interest on bank loans and Loan Notes	71,632	75,632	–	–
Other accruals and deferred income	26,977	27,059	405	3,743
Trade cash advances	43,254	43,302	–	–
	217,495	**187,188**	**699**	**3,993**

Accrued interest shown above includes interest on Senior Debt which is settled in cash and interest on restructured Junior Debt which is settled as described in Note 15.

Bank overdrafts are repayable on demand.

Trade cash advances represent principally advance payments from the railways under the minimum usage charge clause of the Railway Usage Contract.

15 > Creditors – amounts falling due after more than one year

£'000	EPLC Group 2001	EPLC Group 2000	Company 2001	Company 2000
Loan Notes	1,243,579	797,292	–	–
Bank loans	2,043,168	2,579,582	–	–
Other loans	2,750	2,901	–	–
Amounts due to ESA Group undertakings	369,802	361,910	–	–
Other financial creditors	81,427	–	–	–
Deferred income	3,541	6,205	–	–
	3,744,267	**3,747,890**	**-**	**-**

a. Analysis of Loan Notes and bank loans

£'000 Group	31 December 2000	Debt due in 2002	Repurchase of debt and cancellation of interest	Issue of new debt	Interest not paid in cash*	31 December 2001
LOAN NOTES						
Equity Notes	319,937	–	–	–	–	319,937
Guaranteed Notes	–	–	–	232,000	–	232,000
Senior Notes	–	–	–	200,000	–	200,000
Senior Subordinated Notes	–	–	–	50	–	50
Fixed-Link Finance BV Loan Notes	–	–	–	432,050	–	432,050
Participating Loan Notes	423,570	–	–	–	–	423,570
Deferred interest account	53,785	–	–	–	14,237	68,022
Total Loan Notes	**797,292**	**-**	**-**	**432,050**	**14,237**	**1,243,579**
BANK LOANS						
Senior and 4th Tranche debt	187,000	(35,000)	–	–	–	152,000
Junior Debt	1,607,261	–	(532,979)	–	–	1,074,282
Resettable Advances	534,441	–	–	–	–	534,441
Stabilisation Advances	250,880	–	–	–	31,565	282,445
Total Bank Loans	**2,579,582**	**(35,000)**	**(532,979)**	**-**	**31,565**	**2,043,168**

* Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

b. Analysis of amounts falling due after more than one year

£'000 Group	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Equity Notes	319,937	–	–	319,937
Guaranteed Notes	–	–	232,000	232,000
Senior Notes	–	–	200,000	200,000
Senior Subordinated Notes	–	–	50	50
Fixed-Link Finance BV Loan Notes	–	–	432,050	432,050
Participating Loan Notes	–	–	423,570	423,570
Deferred Interest Account	68,022	–	–	68,022
Total loans notes	387,959	–	855,620	1,243,579
Senior and 4th Tranche debt	35,000	70,000	47,000	152,000
Junior Debt	–	–	1,074,282	1,074,282
Resettable Advances	–	–	534,441	534,441
Stabilisation Advances	–	–	282,445	282,445
Total Bank Loans	35,000	70,000	1,938,168	2,043,168
Other loans	–	–	2,750	2,750
Amounts due to ESA Group undertakings	–	–	369,802	369,802
Other financial creditors	9,913	24,762	46,752	81,427
Deferred Income	3,541	–	–	3,541
Total creditors falling due after more than one year	**436,413**	**94,762**	**3,213,092**	**3,744,267**

c. Details of debt

• Equity Notes are described in Note 18.

• The Participating Loan Notes, comprising 423,570 stapled notes, at 31 December 2000, issued at £1,000 in EFL and FRF 9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.

• On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking-in a substantial proportion of the current discount on the debt repackaged. The successful completion of this operation brings two main benefits for the Eurotunnel Group : (i) the right to receive surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The Eurotunnel Group expects this refinancing to take place by 2009 and the surplus cash to be around £250 million; and (ii) the benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

Two special purpose vehicles Tunnel Junior Debt Holdings Limited and Fixed-Link Finance BV were created to undertake this transaction. Although Eurotunnel holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis as stated above that Eurotunnel expects to derive the significant part of the benefit from this transaction.

FLF issued £232,000,000 Guaranteed Class G1 Notes due 2025, €365,000,000 Class G2 Notes due 2025, £200,000,000 Senior Class A1 Notes due 2025, €103,000,000 Class A2 Notes due 2025, £50,000 Senior Subordinated Class B1 Notes due 2025; €135,000,000 Class B2 Notes due 2025 and €142,000,000 Class C2 Subordinated Notes due 2025. As EFL was the holder of 48% of the repurchased debt, 48% of the new debt has been apportioned to the EPLC Group, which represents the Sterling denominated debt.

The Notes will bear interest to February 2009 at the following rates - 6.30% per annum in respect of the Class G1 Notes, 5.75% per annum in respect of the Class G2 Notes, 7.50% per annum in respect of the Class A1 Notes, 6.90% per annum in respect of the Class A2 Notes, 8.50% per annum in respect of the Class B1 Notes, 7.85% per annum in respect of the Class B2 Notes and 10.75% per annum in respect of the Class C2 Notes.

In February 2009 or at a later date, Fixed-Link Finance BV can redeem the Notes in whole or in part at a redemption price equal to the principal amount outstanding plus any accrued but unpaid interest. If Fixed-Link Finance BV does not redeem the debt in February 2009 the Notes will bear interest at LIBOR + 1.10% per annum in respect of the Class G1 Notes, EURIBOR + 2.75% per annum in respect of the Class A2 Notes, LIBOR + 4.25% per annum in respect of the Class B1 Notes, EURIBOR + 4.25% per annum in respect of the Class B2 Notes and EURIBOR + 7.74% per annum in respect of the Class C2 Notes.

• The Resettable Advances carry a fixed rate of interest of 7.03% until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

• The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2005 (Target Schedule) or 2007 (Default Schedule) and 2025.

• Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.

• The Senior Debt (£140 million) carries a variable rate of interest. The Senior Debt is repayable between 2002 and 2005 and the margin is 1%.

• The Fourth Tranche Debt comprises a fixed rate loan at 8.9475% drawn from the European Coal and Steel Community, repayable in 2019. It bears a margin of 1%.

All debt is fully secured.

Fair values of financial liabilities cannot be estimated with sufficient reliability as they are not, with the exception of the Participating Loan Notes, traded on an organised market in a standard form. Whilst the Participating Loan Notes are listed on the Luxembourg Stock Exchange, there have been no Participating Loan Note transactions on this Exchange and therefore no reliable market price quotations are available. Fair values have therefore not been disclosed in the financial statements.

At 31 December 2001 the fair value of the interest rate hedging contracts was £2.7 million. This fair value was estimated using a replacement cost calculation at 31 December 2001.

d. Payment of accrued interest

Out of the £82.4 million of interest falling due in January 2001, £56.3 million was paid in cash and £26.1 million was settled using the Stabilisation Facility.

e. Interest Rate Exposure

All of EPLC Group's debt, with the exception of £140 million relating to the Senior Debt, is at fixed rates of interest until the end of 2003. A 1% change in the variable rates of interest in both the UK and France would therefore change EPLC Group's annual financing charges by £1.4 million. This would largely be offset by similar changes in the amount of interest receivable on investments and cash balances. From 2004 interest charges on £2.1 billion of EPLC's debt will become subject to variable rates.

In August 2000, EPLC Group purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008. To reduce the upfront cost, EPLC Group wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by EPLC Group will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008. A cash premium of £23 million was paid for this interest rate protection which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, EPLC Group received interest rate caps on £536 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by the Eurotunnel Group to obtain this hedging.

If market interest rates in 2004-8 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to the Eurotunnel Group. If market interest rates in 2004-8 are below the interest rate floor rates, the Eurotunnel Group will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

In March 2001, Fixed-Link Finance BV entered into a series of transactions whereby it purchased certain interest rate floor contracts and sold certain interest rate cap contracts, to provide some protection against rate movements during the period from 2004 to 2008. A cash premium of £22 million was paid by Fixed-Link Finance BV for this interest rate protection, which will be taken to the profit and loss account on a time-aportioned basis over the term of the hedging contracts. The fair value of these interest rate contracts at 31 December 2001 was £1.8 million, using a replacement cost calculation.

An estimate of Eurotunnel Group's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR rates :

Interest Charge before premium

(IN £MILLION)

3%	4%	5%	6%	7%	8%
125	137	148	164	186	196

f. Exchange Rate Exposure

All EPLC Group's external debt is denominated in Sterling and hence no exchange gains or losses can arise on this debt. The major residual risk lies in the requirement under the Concession for EPLC Group to cost-share its activities with ESA Group. This leads to exchange gains and losses on the revaluation of the inter-Group debt valued at €56 million at 31 December 2001.

g. Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2001 and 2003 Warrants.

The Senior Debt is repayable in cash between 2002 and 2005. All the remaining debt, except for the first payment of 1.65% of the amount outstanding on the

Junior Debt, is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).

Interest due on the Equity Notes, Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units. This facility, is available to both EPLC Group and FM. Of this facility, £702 million had been drawn by 28 January 2002. The remaining facility at 28 January 2002 was £479 million.

h. Quasi subsidiaries

A summary of the financial statements of the quasi subsidiaries (Fixed-Link Finance BV and Tunnel Junior Debt Holdings Ltd) is shown below. As the two quasi subsidiaries are similar they have been combined.

Balance sheet as at 31 December 2001

£ million	
Amounts due from Eurotunnel Group undertakings	1,085
Prepayments	30
Accrued interest receivable	27
Cash	27
	1,169
Loan notes	(885)
Accrued interest payable	(29)
	(914)
Net assets	**255**
Retained earnings	**255**

Profit and loss account for the period ended 31 December 2001

£ million	
Interest receivable	58
Interest payable	(58)
Gain on repurchase of debt	255
	255

Cash Flow Statement for the period ended 31 December 2001

£ million	
Interest received	31
Interest paid	(29)
Payments for hedging transaction	(22)
Underwriting costs	(8)
Returns on investment and servicing of finance	(28)
Purchase of loans from Group undertakings	(799)
Receipt from issue of Loan Notes	884
Commissions	(30)
Financing	55
Increase in cash in the period	**27**

There were no recognised gains and losses other than those recognised in the profit and loss account.

16 > Provisions for liabilities and charges

£'000	At 1 January 2001	Charge to Profit and Loss Account	Provisions utilised	Exchange differences	At 31 December 2001
Large scale maintenance	18,494	6,812	(3,397)	(135)	21,774
Renewal of fixed assets	8,786	2,681	–	(103)	11,364
Other provisions	306	(150)	(113)	(1)	42
	27,586	**9,343**	**(3,510)**	**(239)**	**33,180**

17 > Taxation

a. Current tax

Nil taxation arises on the profit on ordinary activities for the year (2000: £nil). At 31 December 2001, excess management charges and losses carried forward of £2,574 million (2000: £2,506 million) were available for offset against certain future income.

b. Deferred tax

The deferred tax asset which is not recognised in these accounts, is estimated to be as follows:

	EPLC Group		Company	
£'000	2001	2000	2001	2000
Interest and other short term timing differences	43,322	37,189	–	–
Losses	772,284	751,850	–	–
Accelerated capital allowances	116,356	121,017	–	–
	931,962	**910,056**	**-**	**-**

18 > Share capital

£'000	2001	2000
Authorised: 2,084,247,356 Shares of £0.01 each (2000: 2,083,676,484 Shares of £0.01 each)	20,842	20,837
Allotted, called up and fully paid		
At 1 January 2001: 2,083,676,484 shares of £0.01 each	20,837	20,836
Issued during the year: 570,872 shares of £0.01 each	5	1
At 31 December 2001: 2,084,247,356 shares of £0.01 each	**20,842**	**20,837**

a. On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, inter alia, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together comprise one "Unit". The Articles of Association of EPLC and the "statuts" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

b. A share option scheme was approved at the Extraordinary General Meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.

During the 2001 financial year, and following the above approvals:

- On 16 March 2001, 535 employees were granted options over a total of 6,789,171 Units at a price of £0.77 or €1.26, exercisable between 16 March 2004 and 15 March 2011, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
- On 16 March 2001, 501 employees opted for the right to subscribe to a total of 3,466,716 Units at a price of £0.62 each between 31 March 2006 and 30 September 2006 under the UK ShareSave scheme.

During 2001, no Units were issued upon the exercise of options. Outstanding options give the right to 2,494 beneficiaries to subscribe for 36,583,392 Units, subject to the following terms:

Share Options	Options	Exercise price		
Date of grant	outstanding	£	€	Exercise period
27 April 1992	122,192	2.48	3.91	27.04.1995-26.04.2002
6 November 1992	384,292	2.40	3.10	06.11.1997-05.11.2002
13 July 1994	290,453	2.24	2.91	13.07.1998-12.07.2004
24 November 1994	47,601	2.05	2.56	24.11.1998-23.11.2004
11 April 1995	403,848	1.81	2.23	11.04.1999-10.04.2005
18 June 1999	7,843,300	0.95	1.46	18.06.2002-17.06.2009
17 September 1999*	5,184,208	0.73	–	01.11.2004-30.04.2005
24 September 1999	6,375,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	1,813,695	0.61	–	01.05.2005-31.10.2005
31 March 2000	4,628,909	0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	3,069,876	0.62	–	01.05.2006-31.10.2006
16 March 2001	6,420,018	0.77	1.26	16.03.2004-15.03.2011

* Granted under ShareSave scheme

c. In 1998, EPLC and ESA made a bonus issue of Warrants to Unitholders:

• 919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the latest rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2001 financial year, 92,055 Warrants were exercised resulting in the issue of 28,999 Units. Consequently, the number of Units which may be subscribed following the exercise of the 919,070,067 outstanding 2003 Warrants is 312,483,822.

• 919,553,419 "2001 Warrants" redeemable on 31 December 2001. After adjustment following the latest rights issue, eight 2001 Warrants entitled the holder to subscribe for 1.02 Units at a price of £0.59 plus FRF5.84 (€0.89). During the 2001 financial year, 4,249,414 Warrants were exercised resulting in the issue of 541,873 Units. The 2001 Warrants have now expired.

d. In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257).

On 11 May 1999, following the approvals given by the Shareholder meeting of ESA and EPLC on 6 May 1999, the company repurchased 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units. The outstanding 457,052,703 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the latest rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2001 and 2003 Warrants. They bear a fixed rate of interest of 4.45%.

19 > Directors' interests in shares, options and warrants of the Company

a. Interests at 31 December 2001

The interests of the Directors who held office at the end of the year in the share capital of the Company, all of which were beneficial, were as set out below.

	2001				2000			
	Units	2001 Warrants	2003 Warrants	Options**	Units	2001 Warrants	2003 Warrants	Options
C. Cambier*	562,000	118,000	118,000	–	342,000	118,000	118,000	–
R. Chapman	20,000	5,000	5,000	–	20,000	5,000	5,000	–
M. Combes	1,400	–	–	–	1,400	–	–	–
V Cox	1,000	–	–	–	–	–	–	–
Y. Déjou	10,681	150	150	–	10,681	150	150	–
K. Edelman	4,544	4,001	4,001	–	4,544	4,001	4,001	–
C. Green	17,387	7,301	7,301	–	17,387	7,301	7,301	–
P. Lagayette	11,366	49,001	49,001	–	11,366	49,001	49,001	–
P. Lazare	10,130	–	–	575,052	1,450	–	–	–
C. Mackay	74,086	–	–	–	34,086	–	–	–
C. Petruccelli	9,152	5,001	5,001	–	9,152	5,001	5,001	–
Lord Tugendhat	11,887	5,522	5,522	–	11,387	5,522	5,522	–
Baron de Wouters	1,818	1,600	1,600	–	1,818	1,600	1,600	–

* C. Cambier is the majority shareholder of Prigest S.A. which held 200,000 Units, 250,000 2001 Warrants and 250,000 2003 Warrants.

** See more detail presented in Note 19b below

R. Shirrefs was appointed a Director of the Company on 1 January 2002. His interests in the share capital of the Company, all of which were beneficial, at 8 February 2002 were 112,924 Units, 203,000 2003 Warrants and 852,930 options. Other than the above, there have been no changes to the beneficial interests of persons presently Directors of the Company between 31 December 2001 and 8 February 2002.

The highest and lowest Unit prices during the year have been 82.3p and 39.8p.

b. Share options

Details of the share options held by the executive Directors of the Company at the end of the year pursuant to the share option scheme described in note 18 are shown below. The Company's Register of Directors' Interests, which is available for inspection in accordance with the provisions of the Companies Act, contains full details of Directors' shareholdings and options.

Issue date		16/03/01
Exercise period		Between 16/03/04 and 15/03/11
Exercise price	£	0.77
	€	–
P. Lazare		575,052

No options were exercised or lapsed during the year. The market price of one Eurotunnel Unit at 31 December 2001 on the London Stock Exchange was 69.8 p (middle market quotation), and at 28 December 2001 (the last trading day of 2001) on the Paris Bourse was €1.13 (closing price).

20 > Reserves

£'000	EPLC Group Profit and loss account	EPLC Group Share premium account	Company Profit and loss account	Company Share premium account
At 1 January 2001	(241,559)	825,140	(271,826)	825,140
Share capital issued	–	327	–	327
Profit/(loss) for the year	63,594	–	(25,384)	–
At 31 December 2001	**(177,965)**	**825,467**	**(297,210)**	**825,467**

21 > Holding company profit and loss account

Of the Group profit for the financial year, a loss of £25,384,000 is dealt with in the accounts of the holding company (2000: profit of £2,906,000).

22 > Reconciliations of movements in shareholders' funds

£'000	EPLC Group 2001	EPLC Group 2000	Company 2001	Company 2000
Opening shareholders' funds	604,418	665,777	574,151	571,161
Share capital issued	332	84	332	84
Retained profit/(loss) for the year	63,594	(61,443)	(25,384)	2,906
Closing shareholders' funds	**668,344**	**604,418**	**549,099**	**574,151**

23 > Pension costs

a. SSAP 24 Pension Costs

A subsidiary of the Group, ESL, operates two schemes providing pensions to EPLC Group employees. Both schemes are of the defined benefit type and the assets of the schemes are held in separate trustee administered funds.

The total pension cost for the year ended 31 December 2001 in respect of the two funds was £3,413,797 (2000: £2,815,923); this cost was assessed in accordance with the advice of the consultant actuary. The pension cost charged to the Profit and Loss Account is such as to spread the costs of pensions over employees' working lives with the Group. The latest actuarial valuations of the schemes were carried out as at 6 April 1999. The valuations were made using the projected Unit method (The Channel Tunnel Group Pension Fund) and the attained age method (The Channel Tunnel Group Senior Executives Pension Fund) and the major assumptions on which they were based were that the annual investment return would be 6% (The Channel Tunnel Group Pension Fund) and 5.25% (The Channel Tunnel Group Senior Executives Pension Fund), that salary increases would average 4.5% per annum and that present and future pensions would increase at the rate of 3% per annum. The valuation showed that the combined value of assets of the funds as a percentage of the combined value of liabilities was 106%. At the valuation date the market value of the schemes' assets totalled £36.4 million.

Employer contributions paid to The Channel Tunnel Group Pension Fund during 2001 were at the rate of 13.5% of pensionable salaries. There were no employer contributions paid to The Channel Tunnel Group Senior Executives Pension Fund during 2001. These rates are below the employer's share of the cost of accruing benefits, the difference being met from the surpluses disclosed by the 6 April 1999 valuations.

b. FRS 17 Retirement Benefits

Whilst the company coutinues to account for pension costs in accordance with SSAP 24, under FRS 17 the following transitional disclosures are required. The valuation used for FRS 17 disclosure has been based on the most recent actuarial valuation at 6 April 1999 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2001. Scheme assets are stated at their market value at 31 December 2001. The memorandum amounts are disclosed below.

The major assumptions used to calculate scheme liabilities under FRS 17 are :

Rate of general increase in salaries	4.0 %
Rate of increase to pensions in payment liable for Limited Price Indexation	2.5 %
Discount rate	5.75 %
Inflation rate	2.5 %

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities which are derived from cash flow projections over long periods and thus inherently uncertain, were :

	LONG TERM RATE OF RETURN EXPECTED AT 31 DECEMBER 2001 %	MAIN FUND £'000	SENIOR EXECUTIVES FUND £'000	TOTAL £'000
Equities	7.5%	27,640	4,088	31,728
Government Bonds	5.0%	5,385	6,372	11,757
Other	5.0%	1,455	190	1,645
Total market value of assets		**34,480**	**10,650**	**45,130**
Present value of scheme liabities		(36,440)	(9,290)	(45,730)
(Deficit)/surplus in the schemes		(1,960)	1,360	(600)
Deferred tax asset		–	–	–
Net pension liability		**(1,960)**	**1,360**	**(600)**

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in pratice.

24 > Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL and OPL. Pursuant to the credit agreements, after the occurence of an event of default, the banks would in certain circumstances be entitled to exercise their rights of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2001, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group companies other than EDL and OPL come under a floating charge. Some specific charges over certain of the Eurotunnel Group companies' land and buildings have been effected.

25 > Leasing commitments

At 31 December 2001, the Group had annual commitments under operating leases as follows:

	2001		2000	
£'000 ON LEASES EXPIRING:	PROPERTY	PLANT AND MACHINERY	PROPERTY	PLANT AND MACHINERY
Within one year	10	199	12	159
Between two and five years	67	372	66	586
	77	**571**	**78**	**745**

26 > Cash flow statement

a. Reconciliation of the operating profit for the year to the net cash inflow from operating activities

£'000	2001	2000
Operating profit	89,610	105,072
Depreciation and amounts written off tangible and intangible fixed assets	57,693	57,345
(Increase)/decrease in stocks	(1,241)	1,616
Net operating activities shared with ESA Group undertakings	40,860	33,512
Decrease/(increase) in debtors	18,625	(7,436)
(Decrease)/increase in creditors	(4,798)	12,116
Net cash inflow from operating activities	**200,749**	**202,225**

b. Analysis of cash flow for headings netted in the cash flow statement

£'000	2001	2000
RETURNS ON INVESTMENT AND SERVICING OF FINANCE:		
Payment for debt repurchase	–	(393)
Interest received	6,028	3,503
Interest paid	(141,539)	(146,276)
Bank charges paid	(1,781)	(1,085)
Payments for hedging transaction	(9,760)	(23,000)
	(147,052)	**(167,251)**
CAPITAL EXPENDITURE		
Payments to acquire tangible assets	(23,942)	(10,762)
Sale of tangible fixed assets	–	17
	(23,942)	**(10,745)**
FINANCING		
Increase/(decrease) in bank loans	16,312	(1,755)
Receipts from issuing shares	54	–
Payments of expenses or commissions on issues of equity shares	–	(382)
Increase in other financial debtors	(100,096)	–
Increase in other financial creditors	100,096	–
Payments to ESA Group	(21,357)	(44,708)
	(4,991)	**(46,845)**

Net operating activities shared with ESA Group undertakings represents the impact of the cost sharing on the profit and loss account of the EPLC Group. Payments to ESA Group represent net cash which has been paid from the EPLC Group to the ESA Group plus any payments made by the EPLC Group in settlement of an ESA Group invoice.

c. Reconciliation of net cash flow to movement in net debt

£'000	2001	2000
Increase/(decrease) in cash in the period	24,764	(22,616)
Cash inflow from financing	5,045	46,463
Change in net debt resulting from cash flows	29,809	23,847
Debt repurchased below face value	117,241	3,191
Interest settled by conversion into debt and changes in accrued interest	(41,653)	(37,879)
Increase in amounts due to ESA Group	(20,042)	(46,150)
Translation difference on amounts due to ESA Group	(9,207)	1,372
Movement in net debt in the period	**76,148**	**(55,619)**
Net debt at start of period	**(3,747,213)**	**(3,691,594)**
Net debt at end of period	**(3,671,065)**	**(3,747,213)**

d. Analysis of net debt

£'000	As at 31 December 2000	Cash flow	Financial operations***	Stab Facility	Non cash movements with ESA Group*	Movement in accrued interest	Exchange movement	As at 31 December 2001
Cash at bank and in hand	22,296	4,473	–	–	–	–	–	26,769
Short term investments**	48,063	20,037	–	–	–	–	–	68,100
Bank overdrafts	(255)	254	–	–	–	–	–	(1)
Total cash	70,104	24,764	–	–	–	–	–	94,868
Bank loans (including accrued interest)	(2,648,327)	(16,312)	549,291	(31,565)	–	16,574	–	(2,130,339)
Loan Notes (including accrued interest)	(804,179)	–	–	(14,237)	–	–	–	(818,416)
FLF Loan Notes (including accrued interest)	–	–	(432,050)	–	–	(12,260)	–	(444,310)
Other loans (including accrued interest)	(2,901)	–	–	–	–	(165)	–	(3,066)
Net amounts due to ESA Group undertakings	(361,910)	21,357	–	–	(20,042)	–	(9,207)	(369,802)
Total debt	(3,817,317)	5,045	117,241	(45,802)	(20,042)	4,149	(9,207)	(3,765,933)
Total net debt	**(3,747,213)**	**29,809**	**117,241**	**(45,802)**	**(20,042)**	**4,149**	**(9,207)**	**(3,671,065)**

* *Representing principally cost sharing of net operating activities and capital investment with ESA Group.*

** Short term investments relate to certificates of deposits with qualifying financial institutions which are repayable on demand.

*** Including conversion of Loan Notes into Equity, repurchase of debts below face value and to cancel certain accrued interest. Further details are provided in Note 15.

Eurotunnel SA
Société anonyme au capital
de 312 637 103,4 euros
334 192 408 RCS Paris
Siège social :
140-144, bld Malesherbes
75017 Paris


10
309

Eurotunnel plc
Registered Office - Cheriton Parc
Cheriton High Street
Folkestone - Kent CT19 4QS
Registered in England
and Wales n°1960271

Conception et réalisation / Designed and produced by Altedia Communication.
Photos : Jean-Érick Pasquier / Rapho.

Eurotunnel 2001

www.eurotunnel.com

Rapport Annuel Abrégé
Summary Annual Report

> Stabilité de l'activité cœur de métier, le transport, en dépit d'un environnement opérationnel difficile.

> Core transport revenue stable despite a difficult operating environment.


18.02

Sommaire

2 Messages
4 Gouvernement d'Entreprise
5 Information actionna
6 Navettes fret
8 Navettes passagers
10 Services ferroviaires / Activités hors transpo
11 Analyse financière
16 Chiffres clés

Contents

2 Messages
4 Corporate Governanc
5 Shareholder informat
6 Freight shuttles
8 Passenger shuttles
10 Railway services / Non transport activiti
12 Financial analysis
16 Key figures

Profil

Eurotunnel exploite le Tunnel sous la Manche, tunnel ferroviaire à grande vitesse de 50 kilomètres de long reliant le Continent et le Royaume-Uni. Eurotunnel gère deux services de transport par navette : les navettes passagers (voitures, autocars) et les navettes fret (camions) entre Calais et Folkestone. Le Tunnel permet également le passage de trains gérés par d'autres compagnies – trains de passagers (Eurostar) et celui des trains de marchandises.

Company profile

Eurotunnel operates the Channel Tunnel, the 50 kilometre high speed transport system linking the United Kingdom and the Continent. Eurotunnel runs two different types of shuttle services: passenger shuttles (cars, coaches) and freight shuttles (trucks) between Folkestone and Calais. Trains operated by other companies – passenger trains (Eurostar) and national freight trains – also pass through the Tunnel.

Le rapport annuel complet est disponible sur le site Internet www.eurotunnel.com ou sur demande auprès du Centre d'Information des Actionnaires, info.actionnaires@eurotunnel.com ou par téléphone au 03 21 00 65 43.

The full Annual Report and Accounts are available on the Internet site www.eurotunnel.com or by request to the Shareholder Information Centre: shareholder.info@eurotunnel.com or telephone 08457 697 397.

EURO TUNNEL

> Messages aux Actionnaires



> Charles Mackay
Président du Conseil Commun

Eurotunnel a fait face en 2001 à une série tout à fait extraordinaire de défis externes imprévisibles : l'effondrement du marché des câbles de télécommunications, de sérieuses inondations des deux côtés de la Manche, l'épizootie de fièvre aphteuse et, plus dommageable encore, les clandestins. Tout ceci sur fond de ralentissement économique, aggravé par les événements du 11 septembre.

En dépit de tout cela, notre cœur de métier, le transport, a maintenu son chiffre d'affaires et son bénéfice d'exploitation, ce qui est pour nous source de satisfaction et d'encouragement pour l'avenir. Cela démontre à la fois le potentiel sous-jacent de croissance de notre activité, la qualité de notre équipe de direction et de notre personnel et leur détermination pour relever avec succès tous ces défis.

Les gouvernements français et britannique ont refusé de nous apporter le soutien nécessaire pour faire face au problème des clandestins. Protéger l'activité d'une entreprise contre des incursions massives et illégales, particulièrement lorsqu'il s'agit d'une entreprise d'une telle importance pour les deux pays, relève clairement de la responsabilité des gouvernements en matière de respect de la loi et de maintien de l'ordre. Rien ne peut justifier qu'Eurotunnel soit laissée pratiquement seule à se débattre avec ce problème.

En dépit des circonstances difficiles rencontrées par Eurotunnel en 2001, nous envisageons l'avenir avec confiance. La situation économique générale reste incertaine mais, dans les conditions actuelles, nous pouvons espérer améliorer nos performances financières en 2002.

8 février 2002

Charles Mackay


CURSOR
SWITCH
ANDOVER ENGLAND



> Messages to Shareholders

> Charles Mackay
Chairman

Eurotunnel faced a quite extraordinary range of unforeseen external challenges in 2001: the collapse of the telecoms cable market, serious flooding on both sides of the Channel, foot and mouth and, most damaging of all, asylum seekers. All this against a deepening economic downturn, aggravated by the events of 11 September.

Despite all this, our core transport business maintained its revenue and operating profit – a source of some satisfaction and encouragement for the future. It demonstrates both the underlying growth potential of our business and the strength and determination of our management and staff in successfully overcoming all these challenges.

The French and British governments refused to give us the necessary support in tackling the problem of asylum seekers. Protecting the operations of a company, particularly one of such importance to both countries, from illegal mass incursions is clearly part of the governments' responsibility for maintaining law and order. It cannot be right that Eurotunnel was left to deal with this problem largely on its own.

Despite the difficult circumstances Eurotunnel faced in 2001, we look to the future with confidence. The general economic situation remains uncertain but, under present conditions, we would expect our financial performance to improve during 2002.

8 February 2002

Charles Mackay



> Richard Shirrefs
Directeur Général du Groupe

2001 a été une année difficile et les progrès que nous avions réalisés ces dernières années ont été interrompus sous l'effet combiné de plusieurs événements extérieurs.

La crise du secteur des télécommunications s'est traduite par une diminution de 41 millions d'euros de notre marge par rapport à 2000. L'épizootie de fièvre aphteuse en Grande-Bretagne a déprimé les marchés voitures et camions.

Cependant, notre problème le plus grave a été celui des clandestins, dont les incursions sur notre terminal français ont entraîné d'importantes interruptions de notre service navettes fret. Un programme massif de renforcement de notre périmètre de sécurité, bien au-delà des niveaux normalement en vigueur pour un site civil, a été mis en œuvre et, au cours du quatrième trimestre 2001, la qualité du service était restaurée. Mais l'impact financier a été majeur. Notre part de marché fret a stagné après les gains de part de marché enregistrés en 2000. Le manque à gagner sur le chiffre d'affaires est estimé à 32 millions d'euros ; de plus, nous avons dépensé 9 millions d'euros en mesures de sécurité. Le problème est sous contrôle, mais pas définitivement résolu pour autant et nous restons vigilants.

Il y a eu également des succès.

Notre personnel a géré les difficultés de 2001 avec détermination et professionnalisme. Le contrôle rigoureux de nos coûts opérationnels a permis une nouvelle baisse de charges par rapport à l'année précédente. Nous avons réussi à conclure une innovante opération de rachat de dette en mars 2001, qui devrait se traduire par une future et substantielle réduction de dette.

Nous avons achevé l'année 2001 en dessous des objectifs que nous nous étions fixés. Néanmoins, notre activité a montré une fois de plus sa robustesse en tant qu'opérateur incontournable du marché transmanche.

En ce début 2002, notre position sur le marché transmanche est forte. Notre offre est la meilleure, en particulier pour le transport des camions, et pour les segments intéressants du marché passagers. Le marché fret est actuellement en bonne santé ; par ailleurs, nous avons réussi à augmenter nos tarifs, ce qui améliorera nos revenus et notre marge.

Il nous reste beaucoup à faire, mais nous sommes fermement résolus à démontrer tout le potentiel qu'a notre entreprise, alors même que nous nous rapprochons de notre prochain objectif financier, la complète couverture de nos charges financières.

8 février 2002



> Richard Shirrefs
Chief Executive

2001 was a difficult year and the progress we have made in recent years was interrupted by the combined impact of several external events.

The downturn in the telecommunications sector resulted in a decrease in our margins of £25 million compared to 2000. Foot and mouth in the UK depressed the growth of both the car and freight markets.

However, our most difficult problem was asylum seekers, whose incursions into our French terminal led to significant disruptions to our freight shuttle services. A major programme to reinforce our security perimeter – well beyond the levels normally expected of a civilian site – was implemented and by the fourth quarter of 2001 service levels were restored. But the financial impact was substantial; our freight market share stagnated after the big gains of 2000, lost business is estimated at £20 million and we spent £5 million on security measures. The problem is controlled, not resolved, and we remain vigilant.

There were also some very positive achievements.

Our staff managed the difficulties of 2001 with resolve and professionalism. Our determination to control operating costs was rewarded with another year-on-year decrease. We successfully concluded an innovative debt repurchasing deal in March 2001, which should lead to a substantial debt reduction in the future.

We ended 2001 below the targets that we set for ourselves. Nevertheless, the business again demonstrated its huge resilience as the essential link in cross-Channel transport.

As we enter 2002, our market position is strong. Our product offering is superior, especially for freight traffic and attractive segments of the passenger market. The freight market in particular is currently healthy, and we have secured increases in tariffs, which will benefit our revenues and margin.

There is much for Eurotunnel still to do, but we are committed to demonstrating the potential the business has, as we move towards our next financial goal of full interest cover.

8 February 2002

> Le Gouvernement d'Entreprise

Les membres du Conseil

Charles Mackay (61 ans) > Membre du Conseil Commun depuis 1997, Président du Conseil Commun du Groupe Eurotunnel ; Chairman, EPLC et CTG ; Chairman, TDG plc ; Deputy Chairman, Thistle Hotels plc ; Director (Administrateur), Johnson Matthey plc ; Membre du Conseil, Insead.
Richard Shirrefs (46 ans) > Membre du Conseil Commun depuis le 1er janvier 2002 ; Directeur Général du Groupe Eurotunnel ; Chief Executive de EPLC et de CTG ; Président Directeur Général d'ESA et FM à compter du 1er janvier 2002 ; ancien Directeur Financier, Eurotunnel (1996-2001).
Christian Cambier (57 ans) > Membre du Conseil Commun depuis 1997 ; Président, Prigest SA.
Roy Chapman (65 ans) > Membre du Conseil Commun depuis 1995 ; Chairman, Consignia Pension Fund ; Chairman, AEA Technology Pension Fund.
Michel Combes (39 ans) > Membre du Conseil Commun depuis 2000 ; Directeur Général, Assystem SA.
Vivienne Cox (42 ans) > Membre du Conseil Commun depuis le 1er juillet 2001 ; Group Vice President, Integrated Supply and Trading, BP plc.
Yves Déjou (59 ans) > Membre du Conseil Commun depuis 1997 ; Directeur Général Délégué, ABX Logistics.
Keith Edelman (51 ans) > Membre du Conseil Commun depuis 1995 ; Managing Director, Arsenal Football Club plc.
Chris Green (58 ans) > Membre du Conseil Commun depuis 1995 ; Chief Executive, Virgin Trains.
Philippe Lagayette (58 ans) > Membre du Conseil Commun depuis 1993 ; Président Directeur Général, JP Morgan et Cie SA ; Managing Director et Président du Comité de Direction à Paris de JP Morgan Chase Bank ; Administrateur, La Poste ; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
Philippe Lazare (45 ans) > Membre du Conseil Commun du 1er décembre 2000 au 31 décembre 2001 ; Directeur Général du Groupe Eurotunnel, Chief Executive d'EPLC et CTG, et Président Directeur Général d'ESA et FM du 26 avril 2001 jusqu'au 31 décembre 2001 ; Director (Administrateur), Integrated Network Solutions Ltd.
Charles Petruccelli (50 ans) > Membre du Conseil Commun depuis 1996 ; Président, Global Travel Services, American Express Company ; Président, American Express Carte France ; Président, Havas Voyages American Express ; Administrateur, Société Française du Chèque de Voyage.
Lord Tugendhat (64 ans) > Membre du Conseil Commun depuis 1991 ; Ancien Chairman, Abbey National plc ; Chairman designate, Lehman Brothers Europe Limited ; Director (Administrateur), Rio Tinto plc.
Baron Guy de Wouters (71 ans) > Membre du Conseil Commun depuis 1989 ; Président, Compagnie Financière de la Trinité ; Président du Conseil de Surveillance, Alpha Associés SA, Alpha Développement Finance, Orange-Nassau Groep BV ; Administrateur CGIP SA, Marine-Wendel, Cap Gemini Ernst & Young ; Membre du Conseil de Surveillance d'Alpha Ventures.

Le Conseil soucieux de tirer le meilleur parti des standards français et britanniques en matière de Gouvernement d'Entreprise, confirme que le Groupe respecte les principes du Code du Comité sur le Gouvernement d'Entreprise britannique, publié en juin 1998, et l'essentiel des recommandations des rapports Viénot publiés en France en 1995 et 1999. Le Conseil Commun s'est réuni huit fois en 2001. Quatre comités sont en place.

The Board aims to adopt the best features of Corporate Governance practised in the United Kingdom and in France and confirms that the Group applies the principles set out in the UK Combined Code of the Committee on Corporate Governance, published in June 1998, and the main recommendations of the reports of the Viénot Committee published in France in 1995 and 1999. The Board met eight times in 2001. Four standing committees are in operation.

Les Membres des Comités / *Members of Board Committees*

> Le Comité d'Audit / *The Audit Committee*
Baron Guy de Wouters*, Vivienne Cox, Keith Edelman, Philippe Lagayette, Charles Petruccelli.

> Le Comité de Rémunération / *The Remuneration Committee*
Roy Chapman*, Christian Cambier, Michel Combes, Keith Edelman, Lord Tugendhat, Baron Guy de Wouters.

> Le Comité de Nomination / *The Nomination Committee*
Charles Mackay*, Roy Chapman, Christian Cambier, Michel Combes, Keith Edelman, Lord Tugendhat, Baron Guy de Wouters.

> Le Comité de Sécurité et Sûreté / *The Safety and Security Committee*
Chris Green*, Christian Cambier, Vivienne Cox, Michel Combes, Yves Déjou.

* Président / Chairman

> Administrateurs Indépendants Senior / *Senior Independent Non-executive Directors*
France : Baron Guy de Wouters
UK : Lord Tugendhat

Comité Exécutif / *Executive Committee*

> Richard Shirrefs
Directeur Général du Groupe
Chief Executive

> Alain Bertrand
Relations Ferroviaires, Programme et Développement
Railway Services, Planning and Development

> Alison Bourgeois
Communication / *Communications*

> Roger Burge
Directeur Financier
Chief Financial Officer

> Bill Dix
Division Navettes
Shuttle Services

> Dave Pointon
Division Technique
Technical Services

> Pascal Sainson
Division Business Services
Business Services

> Corporate Governance

Board members

Charles Mackay (61 yrs) > Joined Eurotunnel Board 1997; Chairman, Eurotunnel Group; Chairman, EPLC and CTG; Chairman, TDG plc; Deputy Chairman, Thistle Hotels plc; Director, Johnson Matthey plc; Member of the Board, Insead.
Richard Shirrefs (46 yrs) > Joined Eurotunnel Board 1 January 2002; Chief Executive, Eurotunnel Group, EPLC and CTG; Président Directeur Général, ESA and FM from 1 January 2002; former Chief Financial Officer, Eurotunnel (1996-2001).
Christian Cambier (57 yrs) > Joined Eurotunnel Board 1997; Président, Prigest SA.
Roy Chapman (65 yrs) > Joined Eurotunnel Board 1995; Chairman, Consignia Pension Fund; Chairman, AEA Technology Pension Fund.
Michel Combes (39 yrs) > Joined Eurotunnel Board 2000; Directeur Général, Assystem SA.
Vivienne Cox (42 yrs) > Joined Eurotunnel Board 1 July 2001; Group Vice President, Integrated Supply and Trading, BP plc.
Yves Déjou (59 yrs) > Joined Eurotunnel Board 1997; Directeur Général Délégué, ABX Logistics.
Keith Edelman (51 yrs) > Joined Eurotunnel Board 1995; Managing Director, Arsenal Football Club plc.
Chris Green (58 yrs) > Joined Eurotunnel Board 1995; Chief Executive, Virgin Trains.
Philippe Lagayette (58 yrs) > Joined Eurotunnel Board 1993; Président Directeur Général, JP Morgan et Cie SA; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank; Administrateur (Director), La Poste; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
Philippe Lazare (45 yrs) > Member of the Eurotunnel Board from 1 December 2000 to 31 December 2001; Chief Executive, Eurotunnel Group, EPLC and CTG and Président Directeur Général, ESA and FM from 26 April 2001 until 31 December 2001; Director, Integrated Network Solutions Ltd.
Charles Petruccelli (50 yrs) > Joined Eurotunnel Board 1996; President, Global Travel Services, American Express Company; President, American Express Carte France; Président, Havas Voyages American Express; Administrateur (Director), Société Française du Chèque de Voyage.
Lord Tugendhat (64 yrs) > Joined Eurotunnel Board 1991; former Chairman, Abbey National plc; Chairman designate, Lehman Brothers Europe Limited; Director, Rio Tinto plc.
Baron Guy de Wouters (71 yrs) > Joined Eurotunnel Board 1989; Président, Compagnie Financière de la Trinité; Président du Conseil de Surveillance, Alpha Associés SA, Alpha Développement Finance, Orange-Nassau Groep BV; Administrateur (Director), CGIP SA, Marine-Wendel, Cap Gemini Ernst & Young; Member of the Supervisory Board, Alpha Ventures.

> Information actionnaires

> Assemblées Générales

Les Assemblées Générales d'Eurotunnel SA (sur 2e convocation) et d'Eurotunnel plc auront lieu le 30 mai 2002 à Londres. Une réunion d'information se tiendra le 31 mai 2002 à Paris.

Pour y assister, voter par correspondance ou vous faire représenter, adressez-vous à partir de début mai à votre intermédiaire financier, qui devra procéder aux formalités habituelles et à l'immobilisation de vos titres. Pour tout autre renseignement, consultez la rubrique "le Groupe" sur www.eurotunnel.com.

> Comités consultatifs d'actionnaires

Les comités français et britannique ont pour vocation d'être des organes de réflexion et de proposition en matière d'information et de communication aux actionnaires individuels. Un tiers des membres est remplacé à la fin de chaque année. Les membres du comité français sont originaires de régions diverses et ont des expériences professionnelles variées. Toute information complémentaire est disponible sur le site Internet.

> Avantages tarifaires

Tout actionnaire détenant un minimum de 1 000 titres, inscrits depuis 3 mois sur le registre nominatif de la société géré en France par le Crédit Agricole Indosuez (et par Computershare Investor Services au Royaume-Uni), peut bénéficier d'une carte offrant une réduction de 30 % sur les tarifs standards voitures pour 3 allers et retours ou 6 allers simples par an. Pour bénéficier de la carte de réduction ou pour toute information complémentaire, veuillez contacter le Centre d'Information des Actionnaires.

> Informations en ligne

Pour tout savoir sur l'activité d'Eurotunnel, l'historique du Groupe, accéder aux rapports financiers, aux dernières présentations, au cours du titre en temps réel ou encore postuler aux comités d'actionnaires, consultez la rubrique "le Groupe" sur www.eurotunnel.com

> Registre nominatif français

Pour toute information, veuillez contacter le Crédit Agricole Indosuez, Service aux Emetteurs, 92920 Paris La Défense Cedex. Tél. : 01 43 23 84 24, fax : 01 43 23 89 03, titres-actionnaires@ca-investorservices.com

Répartition du capital* / Capital breakdown*



47 %
48 %
5%

Au 31 décembre 2001, Eurotunnel comptait 762 800 actionnaires individuels, représentant 47 % du capital (48 % au 31 décembre 2000).

At 31 December 2001, Eurotunnel had 762,800 individual shareholders representing 47% of share capital (48% at 31 December 2000).

Individuels / *Individuals*

Institutionnels / *Institutions*

Banques / *Banks*

* Estimations / *Estimated*

La Bourse / *The Stock Market*

Cours du titre et volumes à Paris / *Paris share price and volumes*



Volumes (en milliers / in 000's)
2,0 €
1,8 €
1,6 €
1,4 €
1,2 €
1,0 €
0,8 €
0,6 €
0,4 €
0,2 €
0 €
CAC 40
41 666
29 761
17 856
5 952
0
1999
2000
2001

Cours du titre et volumes à Londres / *London share price and volumes*



Volumes (en milliers / in 000's)
100p
80p
60p
40p
20p
0p
FTSE 100
5 839
4 541
3 243
1 946
648
0
1999
2000
2001

Centre d'Information des Actionnaires Eurotunnel
BP 69 - 62904 Coquelles Cedex
N° Azur : 0810 627 627
Tél. : 03 21 00 65 43
Fax : 03 21 00 64 41
info.actionnaires@eurotunnel.co
www.eurotunnel.com

Eurotunnel Shareholder Information Centre
PO Box 302 - Folkestone
Kent CT19 4QZ
Tel.: 08457 697 397
Fax: 01303 286 441
shareholder.info@eurotunnel.co
www.eurotunnel.com

> Shareholder information

> Annual General Meetings

The Annual General Meetings of Eurotunnel plc and Eurotunnel SA will take place on 30 May 2002 in London. A shareholder information meeting will be held on 31 May 2002 in Paris. Notice of meetings and voting forms will be sent to UK registered shareholders. Please visit the "Company Information" section of the website at www.eurotunnel.com for further information.

> Shareholder Consultative Committees

The UK and French shareholder committees act as a forum for discussion and proposals on information and communication for individual shareholders. One third of the members is replaced at the end of each year. The UK committee members come from different regions in the UK and have a variety of professional experience. Full details are available on the website.

> Warrants

The 2001 warrants expired on 31 December 2001. The market value of the twinned 2001/2003 warrants was 7.5p when originally issued in February 1998. For capital gains tax purposes, 25% of the value (1.9p) was attributed to the 2001 warrants and 75% (5.6p) to the 2003 warrants.

> Travel Privileges

All registered shareholders, in UK and France, holding a minimum of 1,000 units, in one holding, for at least three months on the register are entitled to a card offering a 30% discount on Eurotunnel standard car fares for 3 return (or 6 single) journeys per year. To apply for the card or for any further information, please contact the Shareholder Information Centre.

> Online information

For information on Eurotunnel's business, the history of the Group, to view the company reports and presentations, consult the latest share price or apply to join the shareholder committees online, visit the "Company Information" section at www.eurotunnel.com.

> UK Share Register

For information on your shareholding or to notify a change of address (to be sent in writing and signed by the shareholder), contact Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, telephone 0870 702 0000, fax 0870 703 610, web-queries@computershare.co.uk

Qualité de service rétablie

Rétablissement de la qualité du service navettes fret après d'importants investissements destinés à protéger le site de l'intrusion des clandestins. La croissance du trafic camions reste soutenue (+ 6 %).

> Une croissance qui est restée soutenue

La croissance du trafic camions est restée soutenue (+ 6 %) au cours de l'année. 1 197 771 camions ont été transportés en 2001, malgré les perturbations du service fret dues à l'intrusion de clandestins sur le terminal de Coquelles. La croissance du marché fret en 2001 est à 7 % sur l'axe Calais / Douvres-Folkestone et à 10 % sur l'ensemble du détroit. Toutefois, au quatrième trimestre, la croissance sur ces deux marchés s'est ralentie respectivement à 4 % et 6 %. Dans ce contexte, Eurotunnel a maintenu sa part de marché sur Calais / Douvres-Folkestone à 48 %.

> Une année difficile mais maîtrisée

La progression du marché transmanche, comme celle d'Eurotunnel, a été affectée par la fièvre aphteuse, qui a conduit à une restriction du transport de certains produits, ainsi que par le ralentissement économique général. La qualité du service fret a été perturbée par l'afflux massif de clandestins.

Eurotunnel a déployé des efforts considérables pour résoudre ce problème et a effectué dans le même temps des démarches pour demander l'aide indispensable des autorités françaises et britanniques.

En 2001, environ 9 millions d'euros ont été dépensés par Eurotunnel afin de sécuriser la zone d'embarquement fret et renforcer les mesures de sécurité, ce qui a permis de rétablir la qualité de service au cours du quatrième trimestre.


GARDNER EUROPEAN
DAF

Quality of service restored

Quality of freight shuttle service restored following considerable investment in security on the French terminal against asylum seeker intrusions. Sustained growth in truck traffic (+6%).

> Continued growth

In 2001, 1,197,771 trucks were carried by Eurotunnel – a growth of 6% on 2000 – despite the intrusions by asylum seekers on the Coquelles terminal which disrupted the freight service. Freight market growth in 2001 was 7% on the Dover-Folkestone/Calais market and 10% on the short sea routes, although in the fourth quarter, growth in both markets slowed to an estimated 4% and 6% respectively. In spite of this, Eurotunnel has maintained its market share at 48% on the Dover-Folkestone/Calais route.

> A difficult year but under control

Growth in the cross-Channel market and in Eurotunnel's traffic were affected by the foot and mouth epidemic, which led to a restriction on the movement of certain products, and also by the general economic slowdown. The massive influx of asylum seekers seriously affected freight service quality.

Eurotunnel has made considerable efforts to deal with this problem, and is also urging the British and French authorities to provide the necessary assistance.

During 2001, Eurotunnel spent approximately £5 million to secure the freight boarding area and reinforce security measures, which has enabled service quality to be restored in the fourth quarter.

> Actualités

> Une capacité accrue
Le programme d'expansion de la capacité fret lancé en 1999, visant à doubler la capacité fret d'ici 2003, se poursuit. A la fin de 2001, le nombre de navettes disponibles pour le service commercial s'élève à 13 et sera porté à 16 à la fin de 2002 (7 en 1998).

> Un nouveau record journalier
Un nouveau record journalier de camions transportés a été atteint au mois de novembre 2001 avec 6 027 camions transportés au cours d'une seule journée.

> Des perspectives favorables
Comme annoncé, Eurotunnel a augmenté à partir du 1er janvier 2002 les tarifs du service des navettes fret pour revenir à des niveaux de prix plus réalistes.
L'amélioration constante de la capacité, de la flexibilité, de la rapidité et de la qualité du service fret est au cœur de la stratégie d'Eurotunnel. Avec 13 navettes disponibles pour le service commercial à la fin de 2001, le service fret d'Eurotunnel répond aux exigences sans cesse plus fortes des transporteurs en matière de délais de livraison.

Dans un environnement compétitif, le service fret d'Eurotunnel offre un moyen rapide et efficace de relier le Royaume-Uni au Continent avec jusqu'à 6 départs par heure. Avec une part de marché de 48 %, Eurotunnel reste le maillon vital de la chaîne d'approvisionnement transmanche.

In a competitive environment, Eurotunnel freight services offer both a fast and efficient link between the United Kingdom and the Continent with up to 6 departures an hour. With 48% market share, Eurotunnel is a vital link in the cross-Channel supply chain.





> News

> Increasing capacity
The freight expansion programme launched in 1999 is ongoing, with the objective of doubling freight capacity by 2003.
The number of freight shuttles available for commercial service at the end of 2001 was 13, and will increase to 16 by the end of 2002 (7 in 1998).

> A new daily record
A new daily record for the number of lorries transported was set in November 2001 when 6,027 trucks were carried in a single day.

> Favourable future prospects
As previously announced, Eurotunnel has increased freight shuttle service prices to a more realistic level, from 1 January 2002. Improvements in capacity, flexibility, speed and standards of quality in freight service remain at the centre of Eurotunnel's strategy.
With 13 shuttles available for operations at the end of 2001, Eurotunnel's freight service meets the increasingly demanding needs of transport companies and their delivery commitments.

> Les navettes passagers

Reprise du trafic sur les segments

Les segments prioritaires d'Eurotunnel en termes de revenus, la clientèle courts et longs séjours, sont en augmentation de volume de 3 %.

> Hausse des segments cœur de cible de 3 %

En 2001, le trafic voitures d'Eurotunnel a enregistré une baisse de 9 % (2 529 757 véhicules transportés) dans un marché en baisse de 6 %. Ce marché a été affecté par la fièvre aphteuse et son effet négatif sur le tourisme au Royaume-Uni et, également, par les conditions météorologiques particulièrement difficiles au cours du premier semestre. Avec 52 % de part de marché, Eurotunnel maintient sa position de leader pour le trafic voitures Calais – Douvres/Folkestone.

Cette baisse est due également à la diminution du nombre de passagers dont les voyages étaient liés aux achats en grande quantité de produits tels que l'alcool ou le tabac ("express shoppers") et dont le prix du billet (aller-retour journée) était très bas. Toutefois les segments prioritaires d'Eurotunnel en termes de revenus, la clientèle courts et longs séjours, sont en augmentation de volume de 3 %. L'évolution de la structure de clientèle entraîne également une augmentation du yield moyen de 6 %.

Le trafic autocars a enregistré une baisse de 5 %, alors que le marché diminuait de 7 %. La part de marché autocars d'Eurotunnel est restée stable à 35 %.







> Passenger shuttles

Traffic growth in key segments

Eurotunnel's priority segments in terms of revenues, short breaks and long stays, have seen a 3% increase in volume.

> 3% increase in key passenger market segments

Eurotunnel's car traffic fell by 9% in 2001 (2,529,757 vehicles transported) whereas the market declined by 6%. The market was adversely affected by the foot and mouth crisis which reduced demand for travel to the UK, as well as by particularly bad weather in the first half of the year. Eurotunnel maintained its position as market leader with a 52% market share on the Dover/Folkestone to Calais car market.

The decrease in traffic is mainly due to the reduction in the number of passengers buying large quantities of goods such as alcohol and tobacco (known as "express shoppers") and who paid very low fares for their day trip tickets. In contrast, Eurotunnel's priority market segments in terms of revenues, short breaks and long stays, have seen a 3% increase in volume. The change in customer mix has also led to an increase in average passenger yield of 6%.

Coach traffic fell by 5% in a market that declined by 7%. Eurotunnel's coach market share remained stable at 35%.

cœur de cible

> "Courts et longs séjours" sont au centre de la stratégie d'Eurotunnel

La stratégie marché passagers d'Eurotunnel est axée sur la promotion de la destination en France et au Royaume-Uni en créant des raisons sans cesse renouvelées de traverser la Manche. Eurotunnel continue de développer les partenariats avec les offices de tourisme et de promouvoir différentes attractions touristiques de chaque côté de la Manche.

> Actualités

> Réservation par internet

Le moyen le plus simple d'effectuer sa réservation est par internet. Les clients peuvent effectuer leur réservation en ligne en seulement 3 clics. 32 % des réservations sont désormais effectuées sur www.eurotunnel.com.

Par ailleurs, les internautes bénéficient d'une réduction de 3 euros par ticket.
De plus, les membres du Programme de fidélité "Points Plus" ont la possibilité d'accéder à leurs informations personnelles (solde de points, etc.) dans un environnement sécurisé.


Redwing Coaches
TEL : 020 7733 1124
FAX : 020 7733 5194

Avec jusqu'à 4 départs par heure, les navettes passagers d'Eurotunnel sont rapides (35 minutes de quai à quai), pratiques et confortables.

With up to 4 departures per hour, Eurotunnel's passenger shuttles are fast (35 minutes platform to platform), easy and comfortable.

> "Short breaks and long stays" are at the heart of Eurotunnel's strategy

Promoting destinations in both France and in the UK, thus providing new reasons for customers to cross the Channel, is at the core of Eurotunnel's passenger marketing strategy. Eurotunnel works closely with tourist boards and tourist attractions on both sides of the Channel.

> News

> Online bookings

The easiest way to book is on the Internet. Customers can book online in just three clicks. 32% of bookings are now made online at www.eurotunnel.com. Online customers also benefit from a £2 discount on each booking.

Furthermore, members of Eurotunnel's loyalty scheme "Points Plus" can now view their personal details (points balance, etc.) in a secure environment.

> Services ferroviaires

> Eurostar

Le nombre de passagers transportés dans le Tunnel sous la Manche par le principal client d'Eurotunnel, Eurostar, entre Paris-Londres / Bruxelles-Londres en 2001, est en baisse de 3 % par rapport à 2000 (6 947 135 passagers transportés en 2001 contre 7 130 417 en 2000).

En dépit de cette érosion du trafic, les perspectives d'Eurostar sont encourageantes. En effet, la construction de la ligne à grande vitesse au Royaume-Uni se poursuit dans les délais prévus. Le premier tronçon devrait être achevé fin 2003, permettant un gain de temps de 20 minutes. Le second tronçon (ligne rapide entre le nord du Kent et la gare de St. Pancras), dont les travaux ont débuté en 2001 et qui devrait être achevé en 2007, permettra un gain de temps additionnel de 15 minutes. Le temps de voyage Paris / Londres sera alors de moins de 2h30. L'ouverture prévue de la ligne à grande vitesse entre Bruxelles et Amsterdam donne également la possibilité d'un service direct Amsterdam/Londres, à partir de 2007.

> Trains de marchandises

Le trafic marchandises assuré par la SNCF et EWS empruntant le Tunnel sous la Manche a baissé de 17 % au cours de 2001 (2 447 432 tonnes de marchandises transportées en 2001 contre 2 947 388 tonnes en 2000). Cette baisse est liée à la poursuite des problèmes de qualité de service dans le secteur fret ferroviaire. L'activité fret présente néanmoins un potentiel de croissance très important. La part de marché du fret ferroviaire sur l'axe Continent – Royaume-Uni est marginale.

Les revenus provenant des Chemins de fer (Eurostar et trains de marchandises confondus) se situent, pour l'essentiel, au niveau des charges minimales d'utilisation. Les revenus provenant des Chemins de fer ont représenté 38 % du chiffre d'affaires en 2001.

> Activités hors transport

5 % du chiffre d'affaires

Le chiffre d'affaires des activités hors transport enregistre une baisse de 53 %, due à l'absence de ventes de câbles de télécommunication (6 câbles en 2000), contrecoup des difficultés conjoncturelles de ce secteur.

À partir du 1er avril 2001, l'activité distribution a été confiée, sur le terminal de Coquelles, à Hachette Distribution Services (HDS) qui gère l'ensemble de l'activité distribution. Sur le terminal de Folkestone, Alpha Retail gère certaines boutiques qui ne sont ouvertes dans leur totalité que depuis le 30 juin, après réaménagement de leur implantation.

Ces activités ne représentent plus que 5 % du chiffre d'affaires d'Eurotunnel.


EURO TUNNEL
EURO TUNNEL

> Railway services

> Eurostar

The number of passengers carried through the tunnel by Eurotunnel's largest customer, Eurostar, between London-Paris/London-Brussels in 2001, fell by 3% compared with 2000 (6,947,135 passengers carried in 2001 compared to 7,130,417 in 2000). Despite the fall in Eurostar passenger traffic, the future prospects are encouraging. The construction of the high speed rail link in the UK is on schedule. The first phase should be completed at the end of 2003 and will reduce journey times by 20 minutes. The construction of the second stage (high speed link between the north of Kent and St.Pancras station) which started in 2001 and is due for completion in 2007, will reduce journey times by a further 15 minutes. Journey time between London and Paris will then take under 2 hours 30 minutes. Futhermore, the future high speed line between Brussels and Amsterdam provides the opportunity for direct London to Amsterdam services from 2007 onwards.

> Freight trains

The tonnage carried by the rail freight services operated by EWS and SNCF using the tunnel, fell by 17% in 2001 (2,447,432 tonnes of rail freight carried in 2001 against 2,947,388 tonnes in 2000). The decline is due to continuing quality problems in the rail freight sector. Freight activity however retains a large potential for growth. The current market share for UK to Continent rail freight is marginal.

Revenues from the Railways (Eurostar and rail freight combined) consist mainly of payments guaranteed under the Minimum Usage Charge. Revenues from the Railways represented 38% of Eurotunnel's operating revenue in 2001.

> Non transport activities

5% of operating revenue

Operating revenue from non transport activities fell by 53%, due to the absence of sales of telecommunications cables (6 cables in 2000), reflecting the difficulties in this sector.

The retail activity was taken over on 1 April, 2001, by Hachette Distibution Services (HDS) on the Coquelles terminal. On the Folkestone terminal, Alpha Retail took over the management of some of the outlets, which have been fully open since 30 June after redesign of the layout and refurbishment.

This activity now represents only 5% of Eurotunnel's operating revenue.

> Analyse financière

Chiffre d'affaires transport stable, malgré une année difficile

L'absence de vente de câbles télécoms en 2001 entraîne la diminution du résultat d'exploitation à 327 millions d'euros par rapport à 368 millions d'euros en 2000.

Afin de faciliter la comparaison entre 2001 et 2000, le résultat d'exploitation de l'exercice 2000 a été recalculé au taux de change utilisé pour la préparation des résultats au 31 décembre 2001 (£1 = €1,631) comme décrit dans le tableau ci-contre.

> Produits d'exploitation

Une baisse de 53 % du chiffre d'affaires des activités hors transport a conduit à une diminution de 6 % des produits d'exploitation qui s'élèvent à 920 millions d'euros en 2001. Ceci est dû à l'absence de vente de câbles télécoms en 2001 alors que 6 câbles avaient été installés dans le tunnel en 2000. La diminution du chiffre d'affaires télécoms est de 53 millions d'euros. Le revenu des services de navettes s'élève à 505 millions d'euros, ce qui représente une légère baisse de 2 % par rapport à 2000 malgré un environnement commercial difficile en 2001. Les revenus provenant des Chemins de fer (344 millions d'euros) ont augmenté de 1 % et correspondent toujours, pour l'essentiel, au versement des charges minimales d'utilisation.

> Résultat d'exploitation

Les charges d'exploitation sont en baisse de 20 millions d'euros par rapport à l'année précédente, dont 12 millions d'euros de coûts des ventes de câbles télécoms en 2000. L'absence de vente télécoms a réduit le résultat d'exploitation du Groupe de 41 millions d'euros. Malgré la charge supplémentaire de 5 millions d'euros* due au renforcement des mesures de sécurité sur le terminal français contre les intrusions de clandestins, et l'augmentation des départs de navettes, les charges d'exploitation pour l'année sont en diminution de 2 % par rapport à 2000 hors coûts des ventes télécoms. Les amortissements et provisions sont en légère hausse. Le résultat d'exploitation est donc de 327 millions d'euros, une diminution de 11 % par rapport à l'année précédente.

* En sus des 5 millions d'euros de charges d'exploitation en 2001, des investissements de 4 millions d'euros ont été réalisés pour ces mesures de sécurité.

> Frais financiers

Les frais financiers nets s'élèvent à 539 millions d'euros, en diminution de 2 millions d'euros par rapport à 2000. La perte sous-jacente est de 212 millions d'euros en 2001 par rapport à 173 millions d'euros en 2000.

> Résultat net

Après avoir pris en compte des gains de change de 14 millions d'euros (2000 : perte de change de 1 million d'euros) et un profit exceptionnel de 10 millions d'euros provenant principalement d'opérations financières (2000 : 1 million d'euros) la perte nette est de 188 millions d'euros, soit une augmentation de 15 millions d'euros par rapport à 2000. Les gains et les pertes de change résultent principalement de la réévaluation des comptes courants intra-Groupe et n'ont pas d'impact sur la trésorerie du Groupe.

> Trésorerie et couverture des intérêts

La trésorerie d'exploitation a atteint 526 millions d'euros en 2001 par rapport à 525 millions d'euros en 2000. Le taux de couverture des intérêts avant investissements, qui mesure la proportion des frais financiers qui peut être couverte par la trésorerie d'exploitation est de 97 %, en légère diminution par rapport à 2000 (98 %). Les dépenses d'investissements de 135 millions d'euros ont été essentiellement consacrées à l'augmentation de la capacité de la flotte de navettes fret. La trésorerie disponible pour le service de la dette s'élève en conséquence à 391 millions d'euros. Le taux de couverture des intérêts après investissements pour 2001 est de 72 % par rapport à 77 % en 2000.

> Financement

Le financement d'Eurotunnel se compose essentiellement de trois parties : la dette classique, une zone tampon et une troisième partie qui comprend les fonds propres et les Obligations Remboursables en Unités.



Financement au 31 décembre 2001
(en milliards d'euros)
Total 12,8
Dette Senior
0,6
Dette Junior & Crédit à Taux Révisable
7,3
Crédit de Stabilisation
Obligations Participantes
Intérêts courus
2,6
Fonds propres & ORU
2,3

La dette classique comprend 0,6 milliard d'euros de Dette Senior et 4ᵉ Tranche, 5,5 milliards d'euros de Dette Junior et 1,8 milliard d'euros de Crédit à Taux Révisable. 96 % de cette dette porte intérêt à taux fixes jusqu'en 2004 (à 6,1 % en moyenne, à l'exception de la Dette Senior et la 4ᵉ Tranche). La Dette Junior et le Crédit à Taux Révisable seront à taux variables à partir de 2004 et continueront de porter intérêt à des taux incluant des marges favorables allant de 1,25 % à 1,5 %. Afin de réduire substantiellement le risque d'une éventuelle hausse des taux d'intérêt, le Groupe a conclu en 2000 des contrats de couverture de taux portant sur 3,7 milliards d'euros de dette pour la période entre 2004 et 2008. Des contrats de couverture portant sur 1,8 milliard d'euros supplémentaires pour la même période ont été conclus sans frais suite à la réussite de l'opération de titrisation d'une partie de la Dette Junior en mars 2001.

La zone tampon comprend le Crédit de Stabilisation, qui peut être utilisé pour couvrir la charge d'intérêt ne pouvant être réglée en numéraire (portant intérêt à 0 % jusqu'en 2006) et les Obligations Participantes (portant intérêt à 1 % fixe jusqu'en 2006).

La troisième partie comprend les fonds propres et 1,0 milliard d'euros d'Obligations Remboursables en Unités qui portent un coupon fixe à 4,45 % jusqu'à leur remboursement en Unités, en 2003 au plus tard.

> Opérations financières

Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêt favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée. Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté 1,8 milliard d'euros de la Dette Junior d'Eurotunnel avec une décote moyenne de 27 % par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. Eurotunnel recevra lors du refinancement de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de 400 millions d'euros.

Eurotunnel continue d'étudier d'autres opportunités de gestion de son bilan et évalue auprès de détenteurs de dette la possibilité de réaliser de nouvelles transactions en vue de réduire l'endettement du Groupe.

> Produits d'exploitation

En millions d'euros	2001 réalisé	2000 recalculé	% Variation 2001/2000	2000 publié
Taux de change €/£	1,631	1,631		1,630
Navettes Eurotunnel	505	513	- 2 %	512
Chemins de fer	344	339	+ 1 %	339
Activités transport	**849**	**852**	**–**	**851**
Activités hors transport	44	93	- 53 %	93
Chiffre d'affaires	**893**	**945**	**- 6 %**	**944**
Autres produits	27	33		33
Produits d'exploitation	**920**	**978**	**- 6 %**	**977**

> Résultat d'exploitation

En millions d'euros	2001 réalisé	2000 recalculé	% Variation 2001/2000	2000 publié
Taux de change €/£	1,631	1,631		1,630
Produits d'exploitation	**920**	**978**	**- 6 %**	**977**
Charges d'exploitation	(395)	(415)	- 5 %	(414)
Marge d'exploitation	**525**	**563**	**- 7 %**	**563**
Amortissements et provisions	(198)	(195)		(195)
Résultat d'exploitation	**327**	**368**	**- 11 %**	**368**

> Résultat net

En millions d'euros	2001 réalisé	2000 publié
Taux de change €/£	1,631	1,630
Résultat d'exploitation	**327**	**368**
Frais financiers	(539)	(541)
Perte sous-jacente	**(212)**	**(173)**
Gains/(pertes) de change	14	(1)
Profit exceptionnel	10	1
Résultat net	**(188)**	**(173)**

> Trésorerie

En millions d'euros	2001 réalisé	2000 publié
Taux de change €/£	1,643	1,602
Trésorerie d'exploitation	526	525
Investissements	(135)	(113)
Trésorerie disponible	**391**	**412**
Frais financiers payés	(402)	(416)
Frais de contrats de couverture de taux	–	(65)
Produits d'opérations financières	15	3
Frais d'opérations financières	(4)	(1)
Rachat de dette	(11)	(3)
Produits d'émission d'actions	–	(1)
Variation de la trésorerie disponible	**(11)**	**(71)**
Couverture d'intérêts avant investissements	97 %	98 %
Couverture d'intérêts après investissements	72 %	77 %

> Financial analysis

Transport revenues stable, despite a difficult year

The absence of sales of new telecoms cables in 2001 has resulted in the reduction of operating profit to £183 million in 2001, compared to £208 million in 2000.

In order to assist the comparison between 2001 and 2000 in this analysis, the operating results for 2000 have been restated at the exchange rate used for the preparation of the 2001 results (£1 = €1.631) as set out in the tables.

> Turnover

A 53% reduction in revenue from non transport activities led to a decrease of 6% in total turnover to £564 million for 2001. This was due to the fact that no new telecommunication cables were installed in the tunnel in 2001 compared to the 6 in 2000, leading to a reduction of £33 million in telecoms revenues compared to 2000. At £310 million, Shuttle services revenue was only 2% below 2000 despite the difficult operating environment experienced in 2001. Railways revenue increased by 1% to £211 million and is mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract.

> Operating profit

Operating costs in 2001 were £12 million below 2000, of which £8 million was due to lower cost of sales related to the telecoms cable sales in 2000. The net effect on operating profit of the loss of telecoms margin was £25 million. Despite additional costs of £3 million* arising from the reinforcement of security measures on the French terminal to combat the intrusions of asylum seekers, and an increase in the number of shuttle missions run, operating costs for the year were 2% below operating costs in 2000 excluding telecoms cost of sales. Depreciation and provisions increased marginally, resulting in an operating profit of £183 million, 12% below 2000.

* In addition to the £3 million of operating expenditure in 2001, there was approximately £2 million of capital expenditure on these security measures.

> Interest

The Group's net interest charge at £330 million for the year was £2 million below 2000. The underlying loss for the year was £147 million compared to £124 million in 2000.

> Net result

After taking into account unrealised exchange gains of £9 million (compared to an exchange loss of £1 million in 2000), and an exceptional profit of £6 million generated principally from financial operations, the net loss of £132 million was £8 million higher than in 2000. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

> Cash flow and interest cover

Cash flow from operating activities was £320 million in 2001, compared to £328 million in 2000. The interest cover before capital expenditure (which measures operating cash flow as a proportion of the interest charge) at 97%, was marginally below 2000 (98%). £82 million was spent on capital investments principally to increase the capacity of the freight shuttle fleet, leaving £238 million available for debt service. Interest cover after capital expenditure was 72% compared to 77% in 2000.

> Financing

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone and a third part comprising equity and Equity Notes.


Financing at 31 December 2001
(£ billion)
Total 9.0
Senior Debt
0.3
Junior Debt & Resettable Advances
4.5
Stabilisation Facility Accrued interest PLN
1.6
Equity & Equity Notes
2.6

The Core Debt comprises £0.3 billion of Senior and 4th Tranche Debt, £3.4 billion of Junior Debt and £1.1 billion of Resettable Advances. 96% of this Debt carries fixed rates until 2004 with all except the Senior and 4thTranche Debt at an average rate of 6.1%. From 2004, the Junior Debt and the Resettable Advances will move to variable rates at attractive margins of 1.25% to 1.5%. In order to substantially reduce its exposure to possible increases in interest rates on this variable rate debt, the Group entered into interest rate options during 2000 to cover £2.3 billion of its debt for the period 2004 to 2008. Further options covering £1.1 billion of debt for the same period were obtained at no cost as a result of the completion of the Junior Debt repackaging transaction in March 2001.

The Buffer Zone includes the Stabilisation Facility, available to meet interest payments which cannot yet be paid in cash. This carries 0% interest until 2006. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

The third part comprises equity and £0.6 billion of Equity Notes, which carry a fixed rate of 4.45% until they are converted to equity, in 2003 at the latest.

> Financial operations

On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking in a substantial discount on the debt repackaged.

Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27% of its face value. This debt purchase, and the costs of the operation, were financed by the issue of rated, listed bonds. Eurotunnel will receive the surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.

Eurotunnel continues to explore other opportunities for balance sheet management and assess with holders of its debt whether there is scope to pursue other transactions which would reduce its indebtedness.

> Turnover

£ MILLION	2001 ACTUAL	2000 RESTATED	% CHANGE 2001/2000	2000 REPORTED
Exchange rate €/£	1.631	1.631		1.630
Shuttle services	310	314	-2%	315
Railways	211	208	+1%	208
Transport activities	**521**	**522**	**–**	**523**
Non transport activities	27	57	-53%	57
Operating revenue	**548**	**579**	**-6%**	**580**
Other income	16	20		20
Total turnover	**564**	**599**	**-6%**	**600**

> Operating result

£ MILLION	2001 ACTUAL	2000 RESTATED	% CHANGE 2001/2000	2000 REPORTED
Exchange rate €/£	1.631	1.631		1.630
Total turnover	**564**	**599**	**-6%**	**600**
Operating costs	(242)	(254)	-5%	(255)
Operating margin	**322**	**345**	**-7%**	**345**
Depreciation and provisions	(139)	(137)		(137)
Operating profit	**183**	**208**	**-12%**	**208**

> Net results

£ MILLION	2001 ACTUAL	2000 REPORTED
Exchange rate €/£	1.631	1.630
Operating profit	**183**	**208**
Interest	(330)	(332)
Underlying loss	**(147)**	**(124)**
Exchange gains/(losses)	9	(1)
Exceptional profit	6	1
Net loss	**(132)**	**(124)**

> Cash flow statement

£ MILLION	2001 ACTUAL	2000 REPORTED
Exchange rate €/£	1.643	1.602
Net cash flow from operations	320	328
Capital expenditure (net)	(82)	(71)
Cash available for servicing debt	**238**	**257**
Net interest paid	(245)	(259)
Interest rate hedging costs	–	(41)
Receipts from financial operations	9	2
Financial operations fees	(3)	(1)
Debt repayment	(6)	(2)
Net equity receipts	–	–
Decrease in cash balance	**(7)**	**(44)**
Interest cover before capital expenditure	97%	98%
Interest cover after capital expenditure	72%	77%

Comptes Combinés du Groupe Eurotunnel

> Bilan

	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
ACTIF			
IMMOBILISATIONS CORPORELLES			
Immobilisations mises en Concession	12 788 300	12 818 655	84 084 865
Immobilisations propres	5 205	5 297	34 744
Total immobilisations corporelles	12 793 505	12 823 952	84 119 609
IMMOBILISATIONS FINANCIÈRES			
Participations	154	154	1 012
Autres	113	80	525
Actif immobilisé	12 793 772	12 824 186	84 121 146
Stocks	21 287	19 348	126 916
Clients et comptes rattachés	80 027	102 323	671 198
État et autres créances	16 760	42 755	280 455
Autres actifs financiers	164 458	–	–
Valeurs mobilières de placement et disponibilités	254 235	263 172	1 726 293
Actif circulant	536 767	427 598	2 804 862
Charges constatées d'avance	73 815	74 383	487 919
Total de l'actif	**13 404 354**	**13 326 167**	**87 413 927**
PASSIF			
Capital social	343 345	348 353	2 285 044
Primes d'émission	2 659 062	2 658 106	17 436 033
Réserve	5 103	–	–
Report à nouveau	(643 483)	(470 844)	(3 088 535)
Résultat de l'exercice	(187 834)	(172 639)	(1 132 437)
Écart de conversion	(914 157)	(760 000)	(4 985 271)
Capitaux propres	1 262 036	1 602 976	10 514 834
Provision pour risques et charges	112 311	90 795	595 574
Emprunt obligataire	2 346 052	2 315 745	15 190 292
Dettes financières	8 986 293	8 751 324	57 404 922
Intérêts courus	224 013	222 472	1 459 320
Concours bancaires courants	4	885	5 808
Autres dettes financières	164 458	–	–
Autres dettes	268 214	291 953	1 915 086
Dettes	11 989 034	11 582 379	75 975 428
Produits constatés d'avance	40 973	50 017	328 091
Total du passif	**13 404 354**	**13 326 167**	**87 413 927**

> Tableau de financement

	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
Flux de trésorerie lié aux opérations d'exploitation	525 728	525 595	3 447 674
Flux de trésorerie lié à l'impôt	(34)	(50)	(325)
Flux de trésorerie lié aux opérations financières	(402 121)	(480 819)	(3 153 968)
Flux de trésorerie lié aux immobilisations	(134 504)	(113 170)	(742 342)
Flux de trésorerie lié aux opérations exceptionnelles	10 644	2 082	13 655
Flux de trésorerie net avant opérations de financement	(287)	(66 362)	(435 306)
Flux de trésorerie lié aux opérations de financement	(10 481)	(4 156)	(27 259)
Variation de trésorerie	**(10 768)**	**(70 518)**	**(462 565)**

> Compte de résultat

	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS D'EUROS	31 DÉCEMBRE 2000 EN MILLIERS DE FRANCS
PRODUITS D'EXPLOITATION			
Chiffre d'affaires	892 979	944 102	6 192 902
Autres produits, transferts de charges et reprises sur provisions	26 838	33 028	216 652
Total produits d'exploitation	919 817	977 130	6 409 554
CHARGES D'EXPLOITATION			
Achats et charges externes (nets)	238 470	258 673	1 696 786
Salaires et charges sociales	155 408	154 506	1 013 490
Dotations aux amortissements	160 365	159 184	1 044 181
Dotations aux provisions	37 655	35 747	234 485
Autres charges	1 237	1 331	8 731
Total charges d'exploitation	593 135	609 441	3 997 673
Résultat d'exploitation	**326 682**	**367 689**	**2 411 881**
PRODUITS FINANCIERS			
Intérêts et produits assimilés	14 916	11 400	74 778
Produits nets sur cessions de valeurs mobilières de placement	1 088	1 105	7 248
Différences de change	15 502	2 757	18 083
Total produits financiers	31 506	15 262	100 109
CHARGES FINANCIÈRES			
Intérêts et charges assimilées	555 169	553 230	3 628 949
Différences de change	990	3 509	23 017
Total charges financières	556 159	556 739	3 651 966
Résultat financier	**(524 653)**	**(541 477)**	**(3 551 857)**
Résultat exceptionnel	**10 171**	**1 199**	**7 864**
Impôt	**34**	**50**	**325**
RÉSULTAT DE L'EXERCICE			
Perte	**(187 834)**	**(172 639)**	**(1 132 437)**
Perte par Unité (en centimes d'euros/en francs)	**(9,0)**	**(8,3)**	**(0,54)**
Perte par Unité après dilution (en centimes d'euros/en francs)	**(5,6)**	**(5,0)**	**(0,33)**

Notes

1. Les informations présentées dans ce rapport abrégé constituent un résumé des Comptes Combinés au 31 décembre 2001 du Groupe Eurotunnel tels qu'approuvés par le Conseil du 8 février 2002.

2. Ces comptes ont été préparés en utilisant les principes de conversion des devises définis dans les annexes. Le taux de change moyen €/£ pour 2001 était de £1 = 1,631 € (taux moyen 2000 : £1 = 1,630 €). Le taux au 31 décembre 2001 était de £1 = 1,643 € (31 décembre 2000 : £1 = 1,602 €).

3. Les Comptes Combinés ont été certifiés sans réserves ni observations par les Commissaires aux Comptes et les Auditors.

4. Les Comptes Combinés résultent de la consolidation horizontale des Comptes d'Eurotunnel SA et de ses filiales, et des Comptes Consolidés d'Eurotunnel plc. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et suivant les principes comptables généralement admis en France et ceux décrits dans les annexes des Comptes Combinés. Les Comptes Combinés ont été établis sur la base des conventions de crédit en vigueur à la date d'arrêté des comptes. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'Eurotunnel SA au sens de l'arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

5. Bénéfice/(perte) par Unité

(EN CENTIMES D'EUROS)	2001	2000
Perte nette par Unité	(9,0)	(8,3)
Perte avant résultat exceptionnel	(9,5)	(8,3)
Perte nette par Unité après dilution	(5,6)	(5,0)

La perte par Unité, après impôts et éléments exceptionnels, est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice, 2 083 750 996 (31 décembre 2000 : 2 083 636 803) et la perte de l'exercice de 187 834 000 € (31 décembre 2000, perte de 172 639 000 €).
La perte par Unité, après impôt et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de 198 005 000 € (31 décembre 2000 :173 838 000 €) avant le produit exceptionnel de 10 171 000 € (31 décembre 2000 : 1 200 000 €).
La perte nette par Unité pour l'exercice après dilution est calculée en utilisant le nombre total d'Unités qui pourraient être émises, compte tenu des conditions de marché à la date de clôture, par l'exercice des instruments existants. Le nombre d'Unités après dilution est de 2 547 933 007 (2000 : 2 545 153 279), et le résultat ajusté de l'année est une perte de 142 890 000 € au 31 décembre 2001 (2000 : perte de 127 825 000 €).

Eurotunnel Group Combined Accounts

> Balance sheet

	31 December 2001 £'000	31 December 2000 £'000
ASSETS		
TANGIBLE FIXED ASSETS		
Concession fixed assets	8,961,339	8,998,469
Other fixed assets	3,168	3,306
Total tangible fixed assets	8,964,507	9,001,775
FINANCIAL FIXED ASSETS		
Shares	94	96
Others	69	50
Total fixed assets	8,964,670	9,001,921
Stocks	12,956	12,076
Trade debtors	48,708	63,863
Other debtors	10,200	26,685
Other financial debtors	100,096	–
Investments and liquid funds	154,740	164,252
Total current assets	326,700	266,876
Prepaid expenses	44,925	46,424
Total assets	**9,336,295**	**9,315,221**
SHAREHOLDERS' FUNDS AND LIABILITIES		
Issued share capital	234,251	237,676
Share premium account	1,773,484	1,772,903
Other reserve	3,483	–
Profit and loss account reserve	(470,951)	(347,000)
Loss for the year	(132,408)	(123,951)
Exchange adjustment reserve	538,104	458,838
Total shareholders' funds	1,945,963	1,998,466
Provisions	68,357	56,668
Loan notes	1,427,907	1,445,318
Loans	5,469,442	5,461,933
Accrued interest	136,344	138,851
Overdrafts	3	553
Other financial creditors	100,096	–
Other creditors	163,245	182,215
Total creditors	7,297,037	7,228,870
Deferred income	24,938	31,217
Total shareholders' funds and liabilities	**9,336,295**	**9,315,221**

> Cash flow statement

	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
Net cash inflow from operating activities	319,982	328,037
Taxation	(21)	(31)
Returns on investments and servicing of finance	(244,748)	(300,092)
Capital expenditure	(81,865)	(70,632)
Other non-operating cash flows	6,478	1,299
Cash outflow before financing	(174)	(41,419)
Financing	(6,380)	(2,594)
Decrease in cash in the period	**(6,554)**	**(44,013)**

> Profit and loss account

	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
TURNOVER		
Turnover and other operating income	547,504	579,317
Other income	16,455	20,267
Total turnover	563,959	599,584
OPERATING EXPENDITURE		
Materials and services (net)	146,211	158,726
Staff costs	95,284	94,807
Depreciation	115,438	115,485
Provisions	23,087	21,935
Other operating charges	758	817
Total operating expenditure	380,778	391,770
Operating profit	**183,181**	**207,814**
FINANCIAL INCOME		
Interest receivable and similar income	9,145	6,995
Profit on disposal of investments	667	678
Exchange differences	9,504	1,692
Total financial income	19,316	9,365
FINANCIAL CHARGES		
Interest payable and similar charges	340,386	339,471
Exchange differences	606	2,153
Total financial charges	340,992	341,624
Financial result	**(321,676)**	**(332,259)**
Exceptional result	**6,108**	**524**
Taxation	**21**	**30**
RESULT		
Loss for the year	**(132,408)**	**(123,951)**
Loss per Unit	**(6.4p)**	**(5.9p)**
Fully diluted loss per Unit	**(4.1p)**	**(3.8p)**

Notes

1. The Summary Financial Statements are extracted from the Report and Accounts of Eurotunnel which were approved by the Board on 8 February 2002.

2. The Combined Accounts have been prepared applying exchange rates as described in the notes to the accounts. The average €/£ exchange rate in 2001 was £1 = € 1.631 (average 2000 exchange rate: £1 = € 1.630). The 2001 year end exchange rate was £1 = € 1.643 (31 December 2000 : £1 = € 1.602).

3. The Auditors and Commissaires aux Comptes have reported on the Combined Accounts. Their report was not qualified.

4. The Combined Accounts consist of the combination of the accounts of Eurotunnel plc Group and Eurotunnel SA Group. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with accounting principles generally accepted in France and the accounting policies set out in the notes to the accounts. The Combined Accounts constitute the Eurotunnel SA Group Consolidated Accounts according to French law.

5. Earnings/(loss) per Unit.

	2001 (p)	2000 (p)
Basic	(6.4)	(5.9)
Pre-exceptional result	(6.6)	(6.0)
Fully diluted	(4.1)	(3.8)

The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,083,750,996 (2000: 2,083,636,803) and the loss for the year of £132,408,000 (2000 loss : £123,951,000).
The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £138,516,000 (2000: £124,475,000) before crediting the exceptional profit of £6,108,000 in 2001 (2000: £524,000).
The fully diluted loss per Unit for the year is calculated using the fully diluted number of Units of 2,547,933,007 (2000: 2,545,153,279) and the adjusted loss for the year of £104,855,000 (2000 loss : £96,452,653).

> Comptes sociaux d'Eurotunnel SA

> Bilan

	31 décembre 2001 Net en euros	31 décembre 2000 Net en euros	31 décembre 2000 Net en francs
ACTIF			
IMMOBILISATIONS FINANCIÈRES			
Participations	117 520 441	117 520 281	770 882 510
Créances rattachées à des participations	1 047 295 380	1 047 295 372	6 869 807 305
Actif immobilisé	**1 164 815 821**	**1 164 815 653**	**7 640 689 815**
Avances et acomptes	33 581	–	–
Créances clients et comptes rattachés	668 693	198 686	1 303 297
Créances sur l'État et autres collectivités publiques	111 166	384 857	2 524 495
Groupe et associés	9 015 840	4 047 708	26 551 223
Autres créances	421 397	46	300
Disponibilités	268 386	186 010	1 220 148
Actif circulant	**10 539 063**	**4 817 307**	**31 599 463**
Total de l'actif	**1 175 354 884**	**1 169 632 960**	**7 672 289 278**

	31 décembre 2001 Net en euros	31 décembre 2000 Net en euros	31 décembre 2000 Net en francs
PASSIF			
Capital social	312 637 103	317 654 432	2 083 676 484
Primes d'émission	1 289 919 072	1 289 502 580	8 458 582 441
Réserves	5 102 987	–	–
Report à nouveau	(438 283 011)	(439 922 435)	(2 885 702 011)
Résultat de l'exercice	4 896 415	1 639 425	10 753 923
Capitaux propres	**1 174 272 566**	**1 168 874 002**	**7 667 310 837**
Concours bancaires courants	912	5 645	37 029
Groupe et associés	114 291	114 291	749 700
Fournisseurs et comptes rattachés	779 895	476 938	3 128 510
Dettes fiscales et sociales	143 607	98 799	648 081
Autres dettes	43 613	63 285	415 121
Dettes	**1 082 318**	**758 958**	**4 978 441**
Total du passif	**1 175 354 884**	**1 169 632 960**	**7 672 289 278**

Notes

1. Les informations présentées dans ce rapport abrégé constituent un résumé des comptes sociaux d'Eurotunnel SA au 31 décembre 2001.

2. Eurotunnel SA, société holding du Groupe Eurotunnel en France, détient la quasi-totalité du capital de France Manche SA, l'une des deux sociétés Concessionnaires de la Liaison fixe transmanche, et assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, Eurotunnel SA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe.

Eurotunnel SA facture à France Manche SA sa prestation de relation avec les actionnaires, qui s'élève en 2001 à 4 millions d'euros.

3. Les Comptes d'Eurotunnel SA ont été établis dans la perspective de la continuité de l'exploitation selon la méthode du coût historique et conformément aux principes comptables généralement admis en France et ceux décrits en annexe.
Les Comptes d'Eurotunnel SA ont été certifiés sans réserves ni observations par les Commissaires aux Comptes.

4. L'exercice d'Eurotunnel SA, clos le 31 décembre 2001, fait apparaître un bénéfice de 4 896 415 € qu'il est proposé d'affecter en report à nouveau.

> Compte de résultat

	31 décembre 2001 en euros	31 décembre 2000 en euros	31 décembre 2000 en francs
PRODUITS D'EXPLOITATION			
Production vendue de services	11 758 209	3 636 192	23 851 854
Total produits d'exploitation	**11 758 209**	**3 636 192**	**23 851 854**
CHARGES D'EXPLOITATION			
Autres achats et charges externes	6 294 052	2 928 101	19 207 082
Salaires et charges	353 465	431 835	2 832 649
Impôts et taxes	14 337	7 029	46 109
Autres charges	155 766	206 209	1 352 642
Total charges d'exploitation	**6 817 620**	**3 573 174**	**23 438 482**
Résultat d'exploitation	**4 940 589**	**63 018**	**413 372**
PRODUITS FINANCIERS			
Intérêts et produits assimilés	1 713	14	91
Total produits financiers	**1 713**	**14**	**91**
CHARGES FINANCIÈRES			
(Gains)/pertes de change	11 586	7 095	46 540
Total charges financières	**11 586**	**7 095**	**46 540**
Résultat financier	**(9 873)**	**(7 081)**	**(46 449)**
Résultat exceptionnel	**–**	**1 633 034**	**10 712 000**
Impôt	**34 301**	**49 546**	**325 000**
Résultat de l'exercice	**4 896 415**	**1 639 425**	**10 753 923**

> Eurotunnel plc Group consolidated accounts

> Consolidated balance sheet as at 31 December 2001

	2001 £'000	2000 £'000
FIXED ASSETS		
Tangible assets	4,390,719	4,410,275
Investment in Eurotunnel Services G.I.E. (ESGIE)	1	1
	4,390,720	**4,410,276**
CURRENT ASSETS		
Stocks	10,220	8,979
Debtors		
Debtors due after more than one year	114,183	22,996
Debtors due within one year	53,294	54,537
	167,477	77,533
Investments	68,100	48,000
Cash at bank and in hand	26,769	22,294
	272,566	**156,806**
CREDITORS - Amounts falling due within one year	(217,495)	(187,188)
Net current assets/(liabilities)	**55,071**	**(30,382)**
Total assets less current liabilities	**4,445,791**	**4,379,894**
CREDITORS - Amounts falling due after more than one year	(3,744,267)	(3,747,890)
PROVISIONS FOR LIABILITIES AND CHARGES	(33,180)	(27,586)
Net assets	**668,344**	**604,418**
CAPITAL AND RESERVES		
Called up share capital	20,842	20,837
Share premium account	825,467	825,140
Profit and loss account	(177,965)	(241,559)
Equity shareholders' funds	**668,344**	**604,418**

> Profit and loss account for the year ended 31 December 2001

	2001 £'000	2000 £'000
Turnover	270,996	294,185
Other operating income	25,727	26,046
Staff costs	(74,935)	(72,116)
Depreciation and amounts written off tangible and intangible fixed assets	(57,693)	(57,345)
Other operating charges	(74,485)	(85,698)
Operating profit	**89,610**	**105,072**
Profit on sale of assets and subsidiary undertakings	8,795	315
Interest receivable and similar income	11,677	4,863
Interest payable and similar charges	(174,219)	(173,850)
Gain on repurchase of debt	127,731	2,157
Profit/(loss) on ordinary activities before and after taxation and for the financial year	**63,594**	**(61,443)**

Notes

1. This summary financial statement on page 15, which is a summary of information extracted from the Report and Accounts of Eurotunnel plc which were approved by the Board of Directors on 8 February 2002, and was signed on its behalf by Richard Shirrefs does not contain sufficient *information to allow for as full an understanding of the results of the Group* and the state of affairs of the Group or of the Company, as would be provided by the full Annual Report and Accounts. For further information, the full annual accounts, the Auditors' report on those accounts and the Directors' Report should be consulted. Shareholders have the right to request a copy of the full Report and Accounts free of charge. If you wish to receive copies of the full Report this year and in future years, please write to Eurotunnel's registrars, Computershare Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7ZF.

2. Summary Directors' Report
Eurotunnel's activities, a review of its operations, the progress it has made in the financial year under review and likely future developments are summarised in this document. The financial review is set out on page 12.
Aggregate Directors' emoluments for the year were £972,101 (2000 : £1,414,180) and pensions contributions were £57,032 (2000: £126,366).

FRS 14 ("Earnings per Share") applies to companies whose shares are publicly traded.
As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements only apply to the combined earnings per Unit, which is disclosed on page 14.

3. Directors
The Directors of Eurotunnel at the date of this report are listed on page 4.

4. Auditors
The Auditors' Report on the Accounts of the Company was not qualified. The Auditors' Report did not contain a statement under either section 237 (2) of the Companies Act 1985 (accounting records or returns inadequate or accounts not agreeing with records or returns or section 237(3) (failure to obtain necessary information and explanations.

5. Statement of the Auditors to the Shareholders of Eurotunnel plc pursuant to section 251 of the Companies Act 1985.
We have examined the summary financial statement set out on page 15.

> Respective responsibilities of Directors and Auditors
The directors are responsible for preparing the summarised annual report. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the full annual accounts and directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

> Basis of opinion
We conducted our examination in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

> Opinion
In our opinion the summary financial statement is consistent with the full accounts and Directors' Report of Eurotunnel plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 8 February 2002

Chiffres clés / Key figures



830 M€ £ 509 m
1045 M€ £ 641 m
1 041 M€ £ 639 m
978 M€ £ 599 m
920 M€ £ 564 m
1997 1998 1999 2000 2001

Produits d'exploitation / *Total turnover*
£1 = € 1,631



119 M€ £ 51 m
319 M€ £ 174 m
363 M€ £ 203 m
368 M€ £ 208 m
327 M€ £ 183 m
1997 1998 1999 2000 2001

Résultat d'exploitation / *Operating profit*
£1 = € 1,631



1997 1998 1999 2000 2001
– 834 M€ – £ 576 m
– 273 M€ – £ 194 m
– 194 M€ – £ 139 m
– 173 M€ – £ 124 m
– 212 M€ – £ 147 m

Perte sous-jacente* / *Underlying loss**
publié *reported*



Avant investissements
Before capital expenditure
97 %
72 %
Après investissements
After capital expenditure
100 %
80 %
60 %
40 %
20 %
0 %
1996 1997 1998 1999 2000 2001

Taux de couverture des intérêts / *Interest cover*

* Avant résultat exceptionnel et différences de change / *Before exceptional results and exchange differences*



255 908
704 666
838 776
1 133 146
1 197 771
1997 1998 1999 2000 2001
2 319
3 351
3 260
2 784
2 530
1997 1998 1999 2000 2001
YOUNGS
DAF
6 004
6 308
6 593
7 130
6 947
1997 1998 1999 2000 2001
2 923
3 141
2 865
2 947
2 447
1997 1998 1999 2000 2001
LONDON

Trafic camions / Truck traffic
(en milliers) (000's)

Trafic voitures / Car traffic
(en milliers) (000's)

Passagers Eurostar / Eurostar passengers
(en milliers) (000's)

Trains de marchandises / Rail freight
(en milliers de tonnes) (in 000's tonnes)

La Bourse

Au 31 décembre 2001, le nombre d'actions s'élevait à 2 084 247 356, et la capitalisation boursière était de 2,35 milliards d'euros.

The Stock Market

The number of units in issue on 31 December 2001 was 2,084,247,356, and market capitalisation was £1.45 billion.



3,000 Md €
2,625 Md €
2,225 Md €
1,875 Md €
1,500 Md €
1,125 Md €
0,750 Md €
0,375 Md €
0 Md €
£ 2.00 bn
£ 1.75 bn
£ 1.50 bn
£ 1.25 bn
£ 1.00 bn
£ 0.75 bn
£ 0.50 bn
£ 0.25 bn
£ 0 bn
Eurotunnel Euronext, Paris
Eurotunnel London Stock Exchange
1999
2000
2001

Capitalisation boursière (Md€) / Market capitalisation (£bn)

Eurotunnel remercie ses collaborateurs qui apparaissent sur les photographies illustrant ce rapport annuel abrégé.
Eurotunnel would like to thank its employees appearing in the photographs featured in this Summary Annual Report.

Conception et réalisation / Designed and produced by Altedia Communication.
Photos : Jean-Érick Pasquier / Rapho, Philippe Perez-Castaño.

Eurotunnel S.A. : Société Anonyme au capital de 312 637 103,4 euros - 334 192 408 RCS Paris - Siège social : 140-144 boulevard Malesherbes, 75017 Paris
Eurotunnel P.L.C. : Registered Office: Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS. Registered in England and Wales No. 1960271

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you were a holder of Eurotunnel Units and you have sold or transferred all of your holding, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker, bank or other agent though whom the sale or transfer was effected for transmission to the purchaser or transferee.

Eurotunnel plc **Eurotunnel SA**

NOTICE OF THE ANNUAL GENERAL MEETING OF EUROTUNNEL PLC

NOTICE OF THE COMBINED GENERAL MEETING OF EUROTUNNEL SA

www.eurotunnel.com

Notice of the Annual General Meeting of Eurotunnel plc to be held on 30 May 2002 in London is set out on pages 23 to 24 of this document. Notice of the Combined General Meeting of Eurotunnel SA to be held on 15 May 2002 in Paris and, in the likely event that the quorum requirement is not met, to be adjourned to 30 May 2002 in London is set out on pages 25 to 58 of this document. For legal reasons, the Notice of Meeting for Eurotunnel SA appears in both French and English.

Forms of Proxy for use at the meetings are enclosed. Instructions for the return of the Forms of Proxy are set out on pages 24 and 40 to 41 of this document and on the Forms of Proxy.

24 April 2002

Eurotunnel plc
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
(registered in England and Wales No. 1960271)

Eurotunnel SA
Société Anonyme with a share capital of Euro 312,637,103.4
140-144 boulevard Malesherbes
75017 Paris
334 192 408 RCS Paris

24 April 2002

Letter to Unitholders and, for information only, to holders of warrants and options to subscribe for Units.

Dear Unitholder

The Eurotunnel SA ("ESA") Combined General Meeting has been convened to be held in Paris on 15 May 2002 and the Annual General Meeting of Eurotunnel plc ("EPLC") will be held in London on 30 May 2002. However, in the likely event that the quorum requirements for the ESA Combined General Meeting are not met, that meeting will be adjourned and reconvened in London on 30 May 2002, to coincide with the date of the EPLC Annual General Meeting.

We are now writing to invite you to participate in the Meetings described above at which, *inter alia*, we will seek your approval of the following proposals:

- To authorise the directors to issue new Eurotunnel Units pursuant to the offer made to Equity Note holders (described below) giving them the option to redeem their Equity Notes for Units early.
- To make various alterations to the Articles of Association and Statutes of EPLC and ESA.

The EPLC Annual General Meeting and the ESA Combined General Meeting will also consider the usual items of business, such as the accounts and the re-election of directors.

In addition, shareholders of ESA will be invited to pass a resolution granting the Board the discretion to effect an issue of share capital in favour of any employees of ESA. This is in fulfilment of a new requirement of French Law.

Offer of early redemption of Equity Notes

Early Redemption of Equity Notes

As part of its strategy to continue to improve its capital structure, Eurotunnel is seeking an authority from shareholders which would enable it to give holders of Equity Notes the opportunity to redeem their Equity Notes early at the contractual rate of one Equity Note for 1.01 new Units, each Unit comprising one share in EPLC and one share in ESA.

Background to the Offer

Under the terms of the financial restructuring completed in April of 1998, Eurotunnel issued 645,161,300 Equity Notes with a total face value of £936 million or FRF8,692.3 million (at an exchange rate of £1: FRF9.29). In April 1999, Eurotunnel made an offer of early redemption to holders of Equity Notes at a fixed ratio of 1.3 Equity Notes for one new Unit. Approximately 29.2% of the Equity Notes were tendered in acceptance of this early redemption offer, leaving 457,052,703 outstanding as at the date of this document. Each Equity Note comprises one note issued by Eurotunnel Finance Limited with a par value of £0.70 and one note issued by France-Manche SA with a par value of FRF6.97 (€1.06257). Unless partially redeemed in cash from the proceeds of the exercise of the 2003 Warrants, the Equity Notes will be redeemed on 31 December 2003 by the issue of new Units. The terms of the Equity Notes initially provided for the issue of one new Unit on the redemption of each Equity Note. Following the rights issue completed in 1999, the redemption rate was adjusted, in accordance with the terms of the Equity Notes, to 1.01 new Units for each Equity Note. The Equity Notes bear interest payable half-yearly in arrear, at the rate of 4.45 per cent. per annum, until redemption in December 2003. In accordance with the terms of the Equity Notes, payment of all interest due on the Notes to date has been deferred.

As part of the arrangements for the early redemption offer in April 1999, the terms of the Equity Notes were amended to ensure that, in all circumstances, the Equity Note holders who did not accept early redemption would receive the same proportion of their principal in cash and Units on redemption as they would have done under the financing arrangements implemented in April 1998. Accordingly, up to approximately 39 per cent. of the Equity Notes currently outstanding would be redeemed in cash in the event that the 2003 Warrants are exercised in full.

Since their issue in April 1998, the Equity Notes, which are unlisted, have continued to trade in the secondary market at a discount to the value of the underlying Eurotunnel Unit. On 22 March 2002 (being the last day of the week preceding the announcement on 26 March 2002 of the Redemption Offer) the closing price on the Paris Bourse for existing Units was €1.00 (or £0.62 at the then prevailing exchange rate of £1: €1.62). Trading prices for the Equity Notes vary considerably depending upon, inter alia, volumes traded and the underlying Unit price. On 22 March 2002, the Equity Notes were trading at or around 41.5 per cent. of their face value, representing €0.9116 (or £0.5627 at the above exchange rate).

Reduction of the Group's indebtedness levels and financial charges remains a primary objective of the Directors and it is in this context that the Directors are now seeking authority from shareholders to make a further offer of early redemption to Noteholders.

The Redemption Offer

Having considered the potential benefits to shareholders as a whole of an early redemption of the Equity Notes, Eurotunnel is proposing to offer the holders of Equity Notes the opportunity to redeem early some or all of their Equity Notes on the basis of the contractual ratio of 1.01 Units for each Equity Note held (the "Redemption Offer"). Redeeming Noteholders will forego any interest accrued after 25 January 2002 in respect of the Equity Notes redeemed but will retain the deferred interest entitlements attaching to the Equity Notes redeemed in respect of the period 15 October 1996 to 25 January 2002. In connection with the Redemption Offer, Noteholders accepting the Redemption Offer will also be entitled to elect to sell to Eurotunnel their deferred interest entitlements. The price to be paid by Eurotunnel for the deferred interest entitlements attaching to each Equity Note redeemed will, for Noteholders who accept the Redemption Offer by 5.00 p.m. Paris time on 24 May 2002, be €0.103178 (approximately 20 per cent of the face value of the deferred interest). For Noteholders who accept the Redemption Offer after that time, but before the Redemption Offer closes, the price will be €0.092860 (approximately 18 per cent. of the face value of the deferred interest).

The maximum amount of cash to be made available to purchase deferred interest amounts will be €26 million, funded as to €17.9 million from existing cash resources which Eurotunnel is permitted under the terms of its financing agreements to apply in debt purchases and, as to €8.1 million, out of the new Tier 1A debt to the extent that it is raised as described below. To the extent that Noteholders elect to sell deferred interest entitlements with an aggregate purchase price in excess of this amount, elections will be scaled back pro rata. Noteholders who do not elect to sell deferred interest entitlements or whose elections are scaled back will be entitled to retain the deferred interest entitlements to the Equity Notes redeemed.

The Redemption Offer will commence on 24 April 2002 and is expected to close on 7 June 2002 at 12 midnight Paris time.

Implementation of the Redemption Offer and the related acquisition of deferred interest is conditional on the passing by shareholders of resolutions 9 and 10 at the EPLC Annual General Meeting and resolution 12 at the ESA Combined General Meeting and on admission to listing of the new Units in London and Paris. The Board has determined that the Redemption Offer is to be conditional on the completion of the financing transactions announced on 26 March 2002, details of which are set out below.

However, if these transactions do not complete or their terms are varied, Eurotunnel may continue with the Redemption Offer.

Financial effects of the Redemption Offer

The early redemption of Equity Notes tendered in acceptance of the Redemption Offer as well as the acquisition of deferred interest entitlements would result in a reduction in the Group's indebtedness. Also, the Group's interest obligations would be reduced by the elimination of all future interest payments in the period from 25 January 2002 to 31 December 2003 payable on the Equity Notes so redeemed.

Further details of the financial impact of the Redemption Offer in terms of debt reduction, interest savings and new Units issued, are set out in Appendix 1 of this document.

Details of debt proposals announced on 26 March 2002

On 26 March 2002, Eurotunnel announced proposals to raise new long term finance and to use the proceeds to purchase existing debt which is trading at a significant discount to face value and to repay at par certain other debt, together with certain amendments to its financing agreements.

Fixed-Link Finance 2 B.V., a company which is not part of the Eurotunnel Group, is proposing to issue up to £620 million (€1,004 million) of AAA bonds guaranteed by MBIA Assurance and up to £120 million (€194 million) of bonds rated BBB/Baa2/BBB- by Fitch, Moody's and Standard & Poor's, respectively. On completion of the bond issues, Fixed-Link Finance 2 B.V. will then lend the proceeds to Eurotunnel as new Tier 1A debt.

Eurotunnel will use £335 million (€543 million) of the proceeds to prepay at par existing Tier 1 Junior Debt. The balance of up to £405 million (€656 million) will be used by Eurotunnel to finance the tender offer being made for certain of its subordinated debt known as the Resettable Advances and Stabilisation Advances, to meet certain ancillary costs and to finance the acquisition of deferred interest referred to above. Of this £405 million, £70 million represents ancillary payments associated with the transaction, including £15 million to establish a reserve to support the credit rating of bonds issued by Fixed-Link Finance B.V. in February 2001, up to £5 million for the purchase of the accrued deferred interest entitlements relating to the Equity Notes and the remainder to cover payments to holders of senior debt in connection with the extension of the maturity of their loans, fees payable to MBIA to guarantee up to £620 million of the new AAA-rated bonds, bond issuing fees, financial advisory and legal fees, and other associated costs.

The tender offer for the Resettable Advances and Stabilisation Advances commenced on 26 March 2002. Under the current terms of the tender offer, the initial price payable by Eurotunnel for the Resettable Advances is between 42% and 43% of par value depending on the volume of Resettable Advances tendered and for the Stabilisation Advances between 25% and 26% of par value depending on the volume and tiers of Stabilisation Advances tendered. These prices include the additional 2 percentage points payable in respect of tenders received on or prior to 8 May 2002. The tender offer is conditional on certain minimum amounts of Resettable and Stabilisation Advances being tendered.

The tender offer is expected to close on 7 June 2002 and completion of the purchases is expected to take place on 12 June 2002. Completion of the purchase of Resettable Advances and Stabilisation Advances at the minimum amounts required would result in a net reduction in Eurotunnel's debt of at least £400/€648 million and would enable Eurotunnel to reduce its overall financial charges.

In addition, the maturity of Eurotunnel's Senior Debt, which currently runs from June 2002 to December 2005 is being extended so as to fall in the period 2009 to 2012.

As a condition to these transactions, various amendments are being made to Eurotunnel's financing agreements, including the deletion of the operating cashflow covenant.

Completion of the tender offer, the repayment of Tier 1 Junior Debt and the extension of the maturity of the Senior Debt are conditional, *inter alia*, on the requisite approvals having been obtained from the holders of the Senior Debt, Junior Debt and the Resettable and Stabilisation Advances and the successful completion of the bond issues by Fixed-Link Finance 2 B.V.

Further information

For holders of Equity Notes, the Redemption Offer represents an opportunity to exchange Equity Notes for Units which are listed and which benefit from a more liquid market and to receive a cash payment for deferred interest entitlements attached to the Equity Notes redeemed.

The terms of the Equity Notes have been amended to ensure that, in all circumstances and irrespective of the level of acceptances of the Redemption Offer, the Equity Note holders who do not accept the Offer will receive the same proportion of their principal in cash and Units on redemption as they would have done under the financing arrangements implemented in April 1998.

The new Units to be issued under the Redemption Offer will rank *pari passu* with the existing Units. Entitlements to new Units under the Redemption Offer will be rounded down to the nearest whole number and no payment will be made with respect to fractional entitlements. Noteholders can opt to receive new Units in registered certificated form or in bearer form only. In accordance with the terms of the Equity Notes which, following the adjustment made to the redemption rate made after the 1999 rights issue, provide for the issue of 1.01 Units for each Equity Note, the effective subscription price of each EPLC and ESA share comprised in each new Unit issued on redemption of the Equity Notes will be £0.6931 and €1.0520 respectively.

Applications will be made to the UK Listing Authority for the New Units issued under the Redemption Offer to be admitted to the Official List and to the London Stock Exchange for such Units to be admitted to trading. Applications will also be made to Euronext Paris SA and Euronext Brussels SA/N.V. for the new Units to be admitted to the Premier Marché of Euronext Paris SA and the Premier Marché of Euronext Brussels SA/N.V., respectively. It is expected that listing will become effective and that dealings in the new Units will commence on 14 June 2002 in London, Paris and Brussels.

The attention of Unitholders is drawn to the fact that English language listing particulars and a French language prospectus are to be published in connection with the Redemption Offer. Copies of these are expected to be made available on request, free of charge, at Eurotunnel, Treasury Department, Cheriton Parc, Folkestone, Kent CT19 4QS, at Eurotunnel plc, No.1 Northumberland Avenue, Trafalgar Square, London WC2N 5BW or at Eurotunnel SA, 140–144 boulevard Malesherbes, 75017 Paris, in each case during the early part of May 2002 and until 14 June 2002.

The directors consider that the Redemption Offer is in the best interests of shareholders as a whole and recommend that shareholders vote in favour of resolutions 9 and 10 to be proposed at the EPLC Annual General Meeting and resolution 12 to be proposed at the ESA Combined General Meeting.

Alteration of ESA Statutes and EPLC Articles of Association

Alteration of ESA Statutes

The aim of the proposed amendments is to harmonise the statutes of ESA with both the new provisions of the law on commercial companies inserted into the French Commercial Code (*Code de Commerce*) and the new economic regulations introduced into French Law. The latter notably allows the Board to separate out the functions of the Chairman (*président*) and the Chief Executive (*directeur général*) of French limited companies, to hold board meetings as video conferences and, if the Board so decides, to permit the use of electronic means of communication to cast votes in company meetings. The law extends the regime on regulated contracts to certain contracts entered into by a company with a shareholder who holds more than 5% of its capital or where the company controls such a shareholder. The law improves voting in meetings and the identification of shareholders represented by registered intermediaries. It reduces the maximum number of directors from 24 to 18.

In addition, the following amendments to the statutes are proposed: (i) bringing the statutes into line with the new provisions regarding the transfer of ownership of ESA shares included in the Units transferred via CREST, the United Kingdom regulated settlement system; (ii) giving the board the option of abolishing the holding of Units in bearer form; (iii) setting the maximum term of office of directors at 3 years (instead of 6 years); and (iv) setting the record date for participation in general meetings at 2 rather than 5 days prior to such meetings.

Full details of the proposed amendments to ESA's statutes are set out in the English translation of the notice of the ESA Combined General Meeting on pages 26 to 38 of this document.

Alteration of EPLC Articles of Association

Amendments to the articles of association of EPLC are proposed. The purpose of these amendments is to permit Directors to participate in board meetings by video conference and to facilitate both the service of notices on Unitholders, and the lodging of proxies for general meetings, in electronic form. Minor changes are also proposed to reflect the coming into force of the Financial Services and Markets Act 2000 in place of the Financial Services Act 1986. Full details of the proposed amendments to the articles of association of EPLC are set out in Appendix 2 on page 13 of this document.

The Directors of EPLC and ESA consider that the proposed alterations to the articles of association of EPLC and the statutes of ESA are in the best interests of shareholders as a whole and recommend shareholders of EPLC and ESA to vote in favour of resolution 8 to be proposed at the EPLC Annual General Meeting and resolution 11 to be proposed at the ESA Combined General Meeting.

The Eurotunnel plc Annual General Meeting

Ordinary Business

The EPLC Annual General Meeting will consider the usual items of business, including the 2001 accounts and the re-election of Directors.

The following three Directors retire by rotation in accordance with article 90 of the Articles of Association of EPLC and are standing for re-election: Messrs Keith Edelman, Chris Green and Philippe Lagayette.

Ms Vivienne Cox was appointed to the Board on 1 July 2001. Mr Richard Shirrefs was appointed to the Board on 1 January 2002. In accordance with Article 96 of the Articles of Association of EPLC, they will retire at the Annual General Meeting and, being eligible, offer themselves for election.

With the exception of Mr Richard Shirrefs, none of the Directors seeking election or re-election at the Annual General Meeting has a service contract with the Company or any of its subsidiaries.

Resolution 7 proposes the re-appointment of the Company's existing auditors, KPMG Audit Plc, and gives authority to the Board to determine their remuneration.

Special Business

Resolution 8 proposes the adoption of new articles of association of EPLC to reflect the alterations referred to above.

Resolutions 9 and 10 propose that the Directors be authorised to allot the relevant number of ordinary shares arising from the early redemption of Equity Notes under the terms of the early Redemption Offer, and authorise the disapplication of statutory pre-emption rights in relation to these allotments. The maximum amount of EPLC shares which may be issued to holders of Equity Notes under this authority is 461,623,230 ordinary shares representing 22.15% of the existing issued share capital. This authority will lapse on 31 March 2003 and will not be used by the Directors other than for the issue of new Units to holders of Equity Notes under the Redemption Offer.

The ESA Combined General Meeting

ESA shareholders are invited to approve the company's accounts together with the consolidated accounts of ESA for the 2001 financial year pursuant to the Law on new economic regulations; it should be noted that, due to the structure of the group, its combined accounts are the ESA consolidated accounts as defined by the Decree of June 1999 ratifying Regulation No. 99-02 of the *Comité de Réglementation Comptable* relating to consolidated accounts.

The shareholders of ESA will also be invited to approve the re-election of Messrs Keith Edelman, Christopher Green, Philippe Lagayette and Charles Petruccelli to the Board and to ratify the appointments of Mr Richard Shirrefs and Ms Vivienne Cox as directors.

Furthermore, pursuant to the Law of February 2001 regarding employees' savings (*épargne salariale*), the company is under an obligation to propose a resolution aimed at increasing the amount of its share capital reserved for employees. Consequently, shareholders are requested by resolution 13, to authorise the Board to proceed with an increase in share capital by a nominal amount of €225,000 by issuing 1.5 million

ESA shares with a nominal value of €0.15 each and to renounce their right to subscribe. As at the date of the publication of this document, the board does not intend to make use of this authorisation.

Re-election of Directors to the Boards of EPLC and ESA

Information about the Directors who are proposed by the Boards of EPLC and ESA for re-election at the Meetings is shown below.

- Keith Edelman (aged 51), a non-executive Director, was appointed to the Joint Board in 1995. He is Managing Director of Arsenal Holdings plc. Mr Edelman is a member of the Audit, Nomination and Remuneration Committees. He holds 4,544 Eurotunnel Units.
- Chris Green (aged 58), a non-executive Director, was appointed to the Joint Board in 1995. He is Chief Executive of Virgin Trains. Mr Green is a member of the Safety Committee. He holds 17,387 Eurotunnel Units.
- Philippe Lagayette (aged 58), a non-executive Director, was appointed to the Joint Board in 1993. He is Executive Chairman of JP Morgan et Cie SA; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank; a Director of La Poste; and a member of the Supervisory Boards of Pinault Printemps Redoute and of Club Méditerranée. Mr Lagayette is a member of the Audit, Remuneration and Nomination Committees. He holds 11,366 Eurotunnel Units.
- Vivienne Cox (aged 42), a non-executive Director, was appointed to the Joint Board in 2001. Over the course of the last five years, she has been a member of the Executive Committee of BP Oil and, since 1999, Group Vice-President, Integrated Supply and Trading, of BP plc. Ms Cox is a member of the Audit and Safety Committees. She holds 1,000 Eurotunnel Units.
- Richard Shirrefs (aged 46) was appointed to the Joint Board, and as Chief Executive of Eurotunnel, on 1 January 2002. He joined Eurotunnel as Chief Financial Officer in 1996. He holds 155,941 Eurotunnel Units.
- Charles Petruccelli (aged 50), a non-executive Director, was appointed to the Joint Board in 1996. He is President, Global Travel Services, of American Express Company; President of American Express Carte France; and President of Havas Voyages American Express. Mr Petruccelli is a member of the Audit and Safety Committees. He holds 9,152 Eurotunnel Units.

Action to be taken

You should remember that, as a holder of Units, you are a shareholder in both EPLC and ESA and are therefore entitled to attend and vote at meetings of both companies. The procedure for exercising your votes at the EPLC Annual General Meeting and at the ESA Combined General Meeting is set out below.

Registered Unitholders – Forms of Proxy for use by Registered Unitholders at the EPLC Annual General Meeting and at the ESA Combined General Meeting are enclosed with the documentation sent to Registered Unitholders. If you do not intend to attend the Meetings in person, you may exercise your voting rights in respect of EPLC and ESA shares by completing the Forms of Proxy and returning them in accordance with the instructions set out on them.

Bearer Unitholders – Instructions to be followed by Bearer Unitholders wishing to attend and/or vote at the EPLC Annual General Meeting and at the ESA Combined General Meeting are set out in the ESA Notice of Combined General Meeting on pages 25 to 58. Instructions are also set out in the Notices of Meetings published in the press and on the Forms of Proxy.

Postal voting for the ESA Combined General Meeting – Both Registered and Bearer Unitholders may, as an alternative, vote by post for the purposes of the ESA Combined General Meeting. Appropriate instructions and the form to be used if voting by post are included with the Forms of Proxy.

Poll – EPLC Annual General Meeting

EPLC proposes to hold a poll on all EPLC resolutions to reflect the practice generally adopted at General Meetings in France. Shareholders attending the meeting in London will be provided with the appropriate voting form on the day.

In view of the quorum requirements for holding the ESA Combined General Meeting, you are particularly requested to complete and return the appropriate Forms of Proxy, unless you intend to vote in person at the meetings, in which case, if you are a Registered Unitholder, please bring the appropriate Proxy Form with you. Bearer Unitholders should obtain an admission pass from their broker or financial adviser.

Shareholder Information Meeting

A Shareholder Information Meeting will be held on Friday 31 May 2002 at 2.00 p.m. Paris time at CAP15, 1-13 quai de Grenelle, 75015 Paris.

Yours faithfully,

Charles Mackay
Chairman of the Joint Board
Chairman, Eurotunnel plc

Richard Shirrefs
Group Chief Executive
Président Directeur Général,
Eurotunnel SA

1. Introduction

If the Redemption Offer was accepted in full, 461,623,230 new Units would be issued representing 22.15% of the existing share capital.

Certain amendments have been made to the Equity Note Trust Deed in order to ensure that, in all circumstances, the proportion of Equity Notes held by those holders of Equity Notes who do not accept the Redemption Offer which is liable to be redeemed in cash would be unaffected by the Redemption Offer. In consequence, in cases where exercise of 2003 Warrants follows acceptances of the Redemption Offer, there may be more Units in issue than would have been the case with the financing arrangements implemented in April 1998. In such cases, a proportion of the cash from the proceeds of Warrant exercise would then be available to reduce further Group indebtedness rather than being fully applied to the redemption of Equity Notes.

The Directors believe that, taking into account likely future performance levels, the value in today's terms of the reduced interest obligations and indebtedness which would result from early redemption of Equity Notes and the possibility to use a proportion of any 2003 Warrant proceeds to reduce further Group indebtedness through the purchase of debt at discounted levels and interest charges, outweigh the impact of this potential increase in the total number of Units issued.

2. Interest Saving and Debt Reduction

The table below sets out the financial benefits to Eurotunnel based on different levels of acceptances of the Redemption Offer.

	Proportion of Equity Notes redeemed under the Redemption Offer			
£ million[5]	**25%**	**50%**	**75%**	**100%**
No further exercise of 2003 Warrants				
Cumulative interest saving from 25 January 2002 to 31 December 2003[1]	13	27	40	53
Full exercise of 2003 Warrants[3/4]				
Cumulative interest saving from 25 January 2002 to 31 December 2003[1]	13	27	40	53
Amount available for incremental debt reduction to 31 December 2003[2]	71	142	213	284

Notes:

1 Represents the aggregate interest saving on Equity Notes redeemed under the Redemption Offer.

2 Represents the amount of 2003 Warrants proceeds available to Eurotunnel for the reduction of debt. Excludes the potential amount available (£117 million) for incremental debt reduction arising from the redemption of Equity Notes in May 1999.

3 Assumes exercise of the 2003 Warrants immediately prior to their expiry date, 31 October 2003. The combined subscription price per Unit under the 2003 Warrants is £0.6667 and €1.00 (in total £1.2839 or €2.08).

4 Eurotunnel is able to apply a proportion of the proceeds of any exercise of 2003 Warrants to reduce Group indebtedness. This proportion will be the number of Equity Notes redeemed in the Redemption Offer together with the 188,108,597 Equity Notes redeemed in the redemption offer completed in May 1999 as a proportion of the total number of 645,161,300 Equity Notes originally issued. Eurotunnel is required to apply the balance of 2003 Warrants proceeds to redeem in cash up to approximately 39% of the Equity Notes which remain outstanding at the premia to their issue price specified under the terms of the Notes.

5. This table has been prepared on the basis of an exchange rate of £1 : €1.62.

3. Impact on number of Units in issue at 31 December 2003

The table below sets out the impact on the number of Units in issue based on different levels of acceptances of the Redemption Offer with full exercise and no further exercise of the 2003 Warrants.

Units (million)[1]	No Redemption Offer	Proportion of Equity Notes redeemed under the Redemption Offer			
		25%	50%	75%	100%
No further exercise of 2003 Warrants	2,545	2,546	2,546	2,546	2,546
Full exercise of 2003 Warrants	2,678	2,723	2,768	2,813	2,858

Note:

1 As at 31 December 2001, a total of 5,219,472 2001 Warrants and 2003 Warrants had been exercised resulting in the receipt by Eurotunnel of subscription proceeds amounting to £885,786. Eurotunnel is required to apply a proportion of this amount calculated on the basis described in note 4 to the table set out in section 2 above, to redeem Equity Notes in cash at premia to their issue price specified under the terms of the Notes. In the case of the £674,642 of subscription proceeds relating to the exercise of the 2001 Warrants, the relevant proportion of this will be used to redeem in cash in July 2002 approximately 0.07% of the Equity Notes then outstanding at a premium of 13.345% of their face value. This table takes into account the redemption for cash of the Equity Notes out of the proceeds of the exercise of 2001 and 2003 Warrants.

Disregarding the Redemption Offer and in the event that all the 2003 Warrants are exercised, a total of 593,460,353 new Units would be created: 312,483,822 resulting from the exercise of Warrants and a further 280,976,531 in exchange for the balance of the Equity Notes.

If the Redemption Offer is accepted in full and all 2003 Warrants are exercised, a total of 774,107,052 new Units would be created: 312,483,822 resulting from the exercise of 2003 Warrants and a further 461,623,230 in exchange for the Equity Notes.

4. Impact of Purchase of deferred interest entitlements

In the event of the maximum amount of €26 million being spent on the acquisition of deferred interest entitlements at approximately 20 per cent. of their face value, a net debt reduction of approximately £75 million and a maximum profit of approximately £64 million (calculated on the basis of an exchange rate of £1 : €1.62) would result.

5. Consent

KPMG Audit Plc has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and to its name in the form and context in which they are included.

6. Letter from reporting accountants

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Eurotunnel plc
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS

The Directors
Eurotunnel SA
140-144 boulevard Malesherbes
75017 Paris

The Directors
Dresdner Kleinwort Wasserstein Limited
20 Fenchurch Street
London EC3P 3DB

The Directors
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

24 April 2002

Dear Sirs

Eurotunnel plc and Eurotunnel SA ("the Companies") together with their subsidiary companies (collectively "the Group")

We report on the table of interest saving and debt reduction set out in Section 2 of Appendix 1 and on the impact of the purchase of deferred interest entitlements set out in Section 4 of Appendix 1, in each case to the Circular to Shareholders dated 24 April 2002 ("the pro forma financial information") which has been prepared for illustrative purposes only, to provide information about how interest and debt levels of the Group may be affected by the proposed early redemption of Equity Notes and exercise of Warrants.

Responsibilities

It is the responsibility solely of the Directors of the Companies to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Companies.

Opinion

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Group; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

Note – Details of the proposed changes to be made to the draft statuts of ESA are set out in the 11th resolution contained in the English translation of the notice of the ESA Combined General Meeting reproduced at pages 26 to 38 of this document.

Existing Articles	**Amended Articles**

PRELIMINARY

Article 1(1)	*Article 1(1)*
	The following new definitions have been inserted: *"address" in relation to electronic communications, includes any number or address used for the purpose of such communications;* *"communication" means the same as in the Electronic Communications Act 2000;* *"electronic communication" means the same as in the Electronic Communications Act 2000.* In addition, the following definition has been amended:
"the Uncertificated Securities Regulations" subject to paragraph (3) below, the Uncertificated Securities Regulations 1995;	"the Uncertificated Securities Regulations" subject to paragraph (3) below, the Uncertificated Securities Regulations *2001*;

Article 1(5)	*Article 1(5)*
References to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form.	References to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form *but shall not for the avoidance of doubt include electronic communications.*

(Remainder of the article is not amended)

SHARE CAPITAL

Article 3(2)	*Article 3(2)*
The Company shall procure that its shares shall not be admitted to listing on or dealt in on any recognised stock exchange or recognised investment exchange (as defined in section 207 of the Financial Services Act 1986) unless they are so listed or dealt in only as part of Units.	The Company shall procure that its shares shall not be admitted to listing on or dealt in on any recognised stock exchange or recognised investment exchange *(as defined in section 285 of the Financial Services and Markets Act 2000)* unless they are so listed or dealt in only as part of Units.

(Remainder of the article is not amended)

VARIATION OF RIGHTS

Article 8	*Article 8*
Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied if an equivalent variation is	Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied if an equivalent variation is

made to the rights attached to the class of shares in Eurotunnel SA comprised in the Units incorporating the class of shares in the Company whose rights are to be varied and the rights attached to such class of shares in the Company may be varied, either while the Company is a going concern or during or in contemplation of a winding up –

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

made to the rights attached to the class of shares in Eurotunnel SA comprised in the Units incorporating the class of shares in the Company whose rights are to be varied and the rights attached to such class of shares in the Company may be varied, either while the Company is a going concern or during or in contemplation of a winding up –

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing *or, if the directors so permit, using electronic communications,* of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

(Remainder of the article is not amended)

DISCLOSURE OF INTERESTS

Article 41(3)

For the purposes of paragraph (2) of this article, "excepted transfer" means, in relation to any shares held by a member:

(a) a transfer pursuant to acceptance of a take-over offer (within the meaning of Part XIIIA of the Act) in respect of shares in the Company; or

(b) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(c) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

Article 41(3)

For the purposes of paragraph (2) of this article, "excepted transfer" means, in relation to any shares held by a member:

(a) a transfer pursuant to acceptance of a take-over offer (within the meaning of Part XIIIA of the Act) in respect of shares in the Company; or

(b) a transfer in consequence of a sale through a recognised investment exchange *(as defined in the Financial Services and Markets Act 2000)* or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(c) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(Remainder of the article is not amended)

VOTES OF MEMBERS

Article 68

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in

Article 68

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at the office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote *shall be deposited at or sent to the office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy,* not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

Article 71

On a poll votes may be given either personally or by representative or proxy (who need not be a member). A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

Article 71

On a poll votes may be given either personally or by representative or proxy (who need not be a member). A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. *A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.*

Article 72

An instrument appointing a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

Article 72

Subject to article 72A below, an appointment of a proxy shall be in writing in any usual form or in any form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

Article 72A
(New article inserted)

The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

Article 73

The instrument appointing a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

(a) be deposited at the Office or at such other place in the United Kingdom or France as is

Article 73

The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

(a) in the case of an appointment of proxy in writing be deposited at the Office or at such

specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or	*other place as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or*
	(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or
(b) in the case of a poll taken more than 48 hours after it was demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or	*(c)* in the case of a poll taken more than 48 hours after it was demanded, be deposited *or received* as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or
(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director;	*(d)* where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary *or any director*
and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.	and an *appointment* of proxy which is not *deposited, delivered or received* in a manner so permitted shall be invalid.
Article 74	***Article 74***
A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which the instrument of proxy was duly deposited, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.	A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, *or at such other place at which an appointment of proxy may be duly deposited or at the address where an appointment contained in an electronic communication may be duly received,* before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.
Article 75	***Article 75***
The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to	*The appointment of a proxy* to vote at a meeting shall be deemed also to confer authority to demand

demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

Article 76

The directors may at the expense of the Company send instruments of proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

Article 76

The directors may at the expense of the Company *send or make available invitations to appoint a proxy to the members by post or by electronic communications* or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of meeting and to vote at it. The accidental omission to send *or make available such an appointment of proxy* or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Article 76A
(New article inserted)

Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

PROCEEDINGS OF DIRECTORS

Article 103(3)

If a director notifies the Company in writing of an address in the United Kingdom or France at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom and France, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom or France at that address.

Article 103(3)

If a director gives notice to the Company of an address in the United Kingdom or France at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom and France, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom or France at that address.

(Remainder of the article is not amended)

Article 105A
(New article inserted)

A meeting of the directors or members of a committee of the directors, some or all of whom are in different places, may be carried out by means of video conference equipment designed to allow each director to hear each of the other participating directors addressing the meeting and, if he so wishes, to see and address each of the other participating directors simultaneously.

Taking part in this way will be treated as being present at the meeting. A meeting held in this way shall be treated as taking place where the largest group of participants is assembled or, if no such group is readily identifiable, where the chairman is, unless the directors decide otherwise.

DIVIDENDS

Article 122

Any dividend or other money payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

Article 122

Any dividend or other money payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may *by notice* direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may *by notice* direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

ACCOUNTS

Article 128

A printed copy of the directors' and auditors' reports accompanied by printed copies of the balance sheet and every document required by the Act to be annexed to the balance sheet shall, not less than twenty-one clear days before the annual general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company, and to the auditors; but this article shall not require a copy of those documents to be sent to any member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures.

Article 128

A printed copy of the directors' and auditors' reports accompanied by printed copies of the balance sheet and every document required by the Act to be annexed to the balance sheet shall, not less than twenty-one clear days before the annual general meeting before which they are to be laid, be delivered or sent by post *to the auditors and be delivered or sent by post or, if the directors so permit, sent by electronic communications in accordance with the provisions relating to notices in articles 129 and 130 below, to every member and holder of debentures of the Company;* but this article shall not require a copy of those documents to be sent to any member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures.

(Remainder of the article is not amended)

NOTICES

Article 129

Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice calling a meeting of the directors need not be in writing.

Article 129

Any notice to be given to or by any person pursuant to these articles shall be in writing *or, if the directors so permit, given using electronic communications*, except that a notice calling a meeting of the directors need not be *either in writing or given using electronic communications.*

Article 130

The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope posted in the United Kingdom or France addressed to the member at his registered address or by leaving it at that address.

Article 130

The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope posted in the United Kingdom or France addressed to the member at his registered address or by leaving it at that address *or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also treated as given to a member where –*

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

- *(i) the publication of the notice on a web site;*
- *(ii) the address of that web site;*
- *(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and*

	(c) *where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that Article 51 shall apply to such notice as it does to any other notice of meeting.*
In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom or France and who gives to the Company an address within the United Kingdom or France at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.	In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom or France and who gives to the Company an address *(not being an address for the purposes of electronic communications)* within the United Kingdom or France at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.
Article 134	***Article 134***
A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted in the United Kingdom or France. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement is published or, if published more than once, on the first day it is published.	A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted in the United Kingdom or France. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement is published or, if published more than once, on the first day it is published. *A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with Article 130. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.*

FINANCIAL YEAR 2001

2001 Results: Core transport revenue stable despite a difficult operating environment.

- Operating profit reduced due to absence of £25m margin from telecoms cable sales
- Continued growth in freight and key passenger markets
- Freight service quality restored following major investments in security
- Financial operations generate a future £250m reduction in Junior Debt

Total turnover was down 6% at £564m due to the absence of sales of telecom cables in 2001. Revenue from transport activities was stable at £521m. The 12% fall in operating profit to £183m reflects the loss of margin on sales of telecom cables.

2001 operating costs at £242m were 5% lower than 2000, including a fall of £8m in the cost of sales of telecoms. This was despite the costs of additional security on the French terminal and an increase in shuttle missions.

The underlying loss was £147m after interest charges of £330m. The net result, taking into account exchange gains of £9m and an exceptional profit from financial operations of £6m, was a net loss of £132m.

Transport Activities

Shuttle Services

Shuttle Services revenue fell by only 2% to £310m in a particularly difficult operating environment with major service disruption caused by asylum seekers. This is estimated to have cost £20 million in lost revenue. Significant investments in reinforcing security, including £3m in operating costs and approximately £2m of capital expenditure, led to a dramatic improvement in freight service quality during the fourth quarter. Foot-and-mouth disease also reduced tourism in the U.K. as well as freight traffic due to restrictions on the movement of meat and dairy products. Despite these difficult conditions, Eurotunnel's freight volumes grew by 6%. Eurotunnel's volumes in the passenger car market fell by 9% although there were encouraging signs of growth in the key short break and long stay markets. The resulting overall yield improvement partly compensated for lower volumes.

Railways

Revenue from the Railways (Eurostar and through rail freight) increased by 1% to £211m comprising mainly guaranteed payments under the Minimum Usage Charge. Long standing quality issues for rail freight, including capacity bottlenecks, were compounded in 2001 by industrial action at SNCF and a reduction in services implemented by the French state rail operator in response to asylum seekers activity.

Non-Transport activities

Revenue from non-transport activities, including telecoms, retail, and property development fell by 53% to £27m, as a result of a £33m reduction in telecoms revenue. Non-transport activities represent less than 5% of total operating revenue.

Interest Cover

The difficult trading environment in 2001 did not allow Eurotunnel to improve its interest cover. Interest cover before capital expenditure was 97% in 2001 compared to 98% in 2000. Capital expenditure in 2001 increased to a peak of £82m, compared to £71m in 2000, reflecting continued investment in freight shuttle capacity with 2 new shuttles entering service during the year. As a result, interest cover after capital expenditure was 72% compared to 77% in 2000.

Balance Sheet

On 1 March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interests rates on its Junior Debt, while locking in a substantial discount on the debt repackaged.

Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27% of its face value. This debt purchase, and the costs of the operation, were financed by the issue of rated, listed bonds.

REVIEW OF PERFORMANCE

The successful completion of this operation brings two main benefits for the Group:

- The right to receive the surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.
- The benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

1ST QUARTER 2002

Eurotunnel made an encouraging start to the year with shuttle services revenue rising by 8% to £72.7m, and freight shuttle volumes up by 3%. The yields on the freight and passenger shuttle services also increased, and service quality greatly improved. Transport revenues grew 5% to £125.7m, and total operating revenue was up 1% to £130.3m.

Notice is hereby given that the Annual General Meeting of Eurotunnel plc ("the Company") will be held on Thursday 30 May 2002 at Westminster Central Hall, Storey's Gate, London SW1H 9NH at 2.00 pm London time for the purpose of considering and, if thought fit, passing the following resolutions as ordinary and special resolutions:

Ordinary resolutions

1. That the Directors' Report and the audited accounts for the year ended 31 December 2001 be received.

2. That, on the recommendation of the Directors, Vivienne Cox, who, having been appointed by the Directors since the last Annual General Meeting, retires under the Articles of Association, be and is hereby elected as a director of the Company.

3. That, on the recommendation of the Directors, Richard Shirrefs, who, having been appointed by the Directors since the last Annual General Meeting, retires under the Articles of Association, be and is hereby elected as a director of the Company.

4. That Keith Edelman, who retires by rotation under the Articles of Association, be and is hereby re-elected as a Director of the Company.

5. That Christopher Green, who retires by rotation under the Articles of Association, be and is hereby re-elected as a Director of the Company.

6. That Philippe Lagayette, who retires by rotation under the Articles of Association, be and is hereby re-elected as a Director of the Company.

7. That KPMG Audit Plc be and are hereby re-appointed auditors of the Company at a remuneration to be determined by the Directors.

Special resolutions

8. That the articles of association of the Company, in the form produced to the meeting and initialled for the purposes of identification by the Chairman of the meeting, be adopted by the Company as the Company's articles of association to the exclusion of, and in substitution for the existing articles of association of the Company.

9. That, in addition and without prejudice to any other authority conferred upon the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of that Act and so that references to the allotment of relevant securities shall be construed in accordance with the said section) up to an aggregate nominal amount of £4,616,232.30 provided that:

   (i) this authority shall be exercised only for the purpose of the allotment of relevant securities pursuant to the offer to be made to holders of Equity Notes giving them the opportunity to redeem early such Equity Notes as they may hold at the rate of 1.01 Eurotunnel units for each Equity Note held; and

   (ii) this authority shall expire on 31 March 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. That, subject to the passing of the Resolution numbered 9 above and, in addition and without prejudice to any other authority or power conferred upon the Directors, the Directors be empowered pursuant to section 95(2) of the Companies Act 1985, to allot equity securities (within the meaning of section 94 of that Act and so that references to the allotment of equity securities shall be construed in accordance with the said section) pursuant to the authority conferred upon them by the Resolution numbered 9 above as if section 89(1) of the Act did not apply to such allotment, provided that:

    (i) this authority shall be exercised only for the purpose of the allotment of equity securities pursuant to the offer to be made to holders of Equity Notes giving them the opportunity to redeem early such Equity Notes as they may hold at the rate of 1.01 Eurotunnel units for each Equity Note held; and

NOTICE OF ANNUAL GENERAL MEETING

(ii) the power conferred by this resolution shall expire on 31 March 2003 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

By Order of the Board

DJ Leonard
Secretary

15 March 2002

Eurotunnel plc
Registered Office: Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS

Registered in England and Wales No. 1960271

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, to vote on his or her behalf. A proxy need not be a member of the Company. Completion and return of the Form of Proxy will not prevent a shareholder from attending and voting at the meeting should he or she subsequently decide to do so.

A Form of Proxy is enclosed for registered shareholders. To be valid for this meeting, it must be lodged with the Company's Registrars at the address printed on the form not later than 48 hours before the time fixed for the meeting.

To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

The following documents will be available for inspection at Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS, and at the offices of Herbert Smith, Level 1, Exchange House, Primrose Street, London EC2A 2HS during business hours on any day (except Saturdays, Sundays and public holidays) from the date of this notice until 30 May 2002. They will also be available at Westminster Central Hall, Storey's Gate, London SW1H 9NH for the period of 15 minutes prior to the Annual General Meeting and during the meeting.

a. The register of Directors' interests in the share capital of the Company;

b. Copies of all contracts of service with notice periods of one year or more between any of the Directors and the Company or any of its subsidiaries or those of Eurotunnel SA; and

c. A copy of the existing articles of association of the Company incorporating the amendments to be made upon the passing of resolution 8 to be proposed to the Annual General Meeting.

Notice is hereby given that the Combined General Meeting of Eurotunnel SA will be held at the centre Etoile St Honoré, 21-25 rue Balzac, 75008 Paris on 15 May 2002 at 9.30 am (local time) and, in the likely event that a quorum is not obtained, the adjourned meeting will be held at Westminster Central Hall, Storey's Gate, Westminster, London SW1H 9NH on 30 May 2002 at 2.00 pm (local time) and as soon thereafter as the Annual General Meeting of Eurotunnel plc shall have ended or have been adjourned, to consider and vote on the following agenda and proposed resolutions:

Agenda

Ordinary Business

- To approve the annual accounts and consolidated accounts for the year ended 31 December 2001.
- To make an appropriation to profit and loss.
- To note the special report of the Auditors under article L.225-40 and L.225-42 of the *code de commerce.*
- To re-elect as Directors Messrs Edelman, Green, Lagayette and Petruccelli.
- To elect as a Director Ms Cox.
- To ratify the appointment as a Director of Richard Shirrefs.

Special Business

- To approve amendments to the *statuts* of the company.
- To authorise the directors to implement an early redemption of equity notes issued by France Manche SA on 7th April 1998 (the "Equity Notes") by allotment of ESA's shares.
- Pursuant to the first and second paragraphs of article L 225-129 VII of the *code de commerce,* to authorise the Directors to increase the share capital subject to the conditions set out in article L 443-5 of the *code du travail.*
- To delegate powers for the completion of formalities.

Proposed Resolutions

First Resolution: 2001 annual company accounts

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and having considered the reports of the Directors and the Auditors, approves the annual accounts of the company for the year ended 31 December 2001 as presented, together with the transactions reflected in those accounts or summarised in such reports.

Second Resolution: Appropriation to profit and loss

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and on the recommendation of the Directors, resolves to carry forward the profit of € 4,896,415 for the year ended 31 December 2001.

The General Meeting resolves that no dividend shall be payable in respect of the 2001 financial year. As required by law, it is recorded that the company has not paid any dividend in respect of any of the last three financial years.

Third Resolution: 2001 annual consolidated accounts

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings and having considered the reports of the Directors and the Auditors, approves the annual consolidated accounts for the year ended 31 December 2001 as presented, together with the transactions reflected in those accounts and summarised in such reports.

Fourth Resolution: Regulated contracts

The General meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, and having considered the Auditors' special report with respect to contracts falling within the scope of article L.225-38 of the *code de commerce,* hereby notes that no such contract was entered into during the year ended 31 December 2001.

Fifth Resolution: Re-election of Mr Edelman as a Director

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, resolves to renew the term of office of Mr Keith Edelman for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2004.

Sixth Resolution: Re-election of Mr Green as a Director

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, resolves to renew the term of office of Mr Christopher Green for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2004.

Seventh Resolution: Re-election of Mr Lagayette as a Director

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, resolves to renew the term of office of Mr Philippe Lagayette for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2004.

Eighth Resolution: Re-election of Mr Petruccelli as a Director

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, resolves to renew the term of office of Mr Charles Petruccelli for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2004.

Ninth Resolution: Election of Ms Cox as a Director

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, resolves to elect Ms Vivienne Cox as a Director for a period of three years expiring at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2004.

Tenth Resolution: Ratification of appointment of Mr Shirrefs as a Director, appointed as such by the Board of Directors since the last shareholders general meeting

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings, ratifies the appointment as a Director by the Board of Mr Richard Shirrefs, appointed by the Board of Directors since the last Annual General Meeting, in place of Mr Philippe Lazare who resigned. The office of Mr Shirrefs will expire at the end of the Annual General Meeting to be held to consider the accounts for the year to 31 December 2003.

Eleventh Resolution: Various statutory amendments

The general meeting, acting in accordance with the rules as to quorum and majority applicable to Extraordinary General Meetings, and having considered the report of the Board of Directors, decides to amend the company statuts as follows:

Existing Statuts	Revised Statuts
Title I – Name – Registered Office – Duration	
Articles 1 to 5: without amendment	
Title II – Contributions – Share Capital – Shares	
Article 6: shareholders	*Article 6: shareholders*
Paragraph 6: . . . franc . . .	Paragraph 6: . . . Euro . . .

Articles 7 to 10: without amendment

Article 11 – Form and validity of shares

(1, 2 and 2.1 without amendment)

2.2 In Great Britain, the shares in registered form are recorded in a register held either directly by the Company, or by its agent. The rights of a holder of these shares are determined by the entry in the register.	2.2 In Great Britain, the shares in registered form are recorded in a register held either directly by the Company, or by its agent. The rights of a holder of these shares are determined by the entry in the register.
In the event of Eurotunnel plc deciding to adopt the British electronic securities settlement and delivery system in use at the relevant time, and which is currently the CREST system, the holders of shares registered in Great Britain who opt for the dematerialisation of their twinned securities may only, subject to any future amendments to British legislation, hold their shares:	In respect of shares in Eurotunnel plc, for which the securities settlement and delivery system used in Great Britain is the CREST system, or such other securities settlement and delivery system that Eurotunnel plc would decide to adopt, the holders of shares registered in Great Britain who opt for the dematerialisation of their twinned securities may only, subject to any future amendments to British legislation, hold their shares:
a) directly, if they are themselves members of the CREST system ("CREST Members") or if they are affiliated to CREST as "Sponsored Members", in such a way as to be able to benefit from the services of a CREST Member; or	a) directly, if they are themselves members of the CREST system ("CREST Members") or if they are affiliated to CREST as "Sponsored Members", in such a way as to be able to benefit from the services of a CREST Member; or
b) indirectly, through a CREST Member. In this case only the CREST Member will be registered in the register as holder of the shares and, in particular, will exercise the rights of shareholders in General Meeting;	b) indirectly, through a CREST Member. In this case, and subject to articles L.228-1 to L.228-3-4 of the *code de commerce* only the CREST Member will be registered in the register as holder of the shares and, will exercise the rights of shareholders, in particular, in General Meetings;
The procedures for the settlement, transfer and delivery of shares will follow those applicable to the shares in Eurotunnel plc, with which they are twinned (and which are held in the same form), in such a way as to respect the principle of the Unit. Every transfer of a Eurotunnel plc share in dematerialised registered form will carry with it the correlating transfer of the Eurotunnel SA share with which it is twinned.	The procedures for the settlement, transfer and delivery of shares will follow those applicable to the shares in Eurotunnel plc, with which they are twinned (and which are held in the same form), in such a way as to respect the principle of the Unit. Every transfer of a Eurotunnel plc share in dematerialised registered form will carry with it the correlating transfer of the Eurotunnel SA share with which it is twinned, notwithstanding any time delay in entering the said transfer in the register as a result of different securities settlement and delivery systems being used in respect of said shares.
3 The shares in bearer form are deposited with SICOVAM. Transfers are carried out by crediting and debiting the appropriate SICOVAM accounts of institutions affiliated to SICOVAM;	3 The shares in bearer form are deposited with the body responsible for the clearance of securities. Transfers are carried out by crediting and debiting the appropriate accounts of institutions affiliated to this body.
Outside France, to the extent permitted by applicable law, shares may take direct bearer form. A bearer certificate grants the bearer the	Outside France, to the extent permitted by applicable law, and where no decision is taken to the contrary by the Board of Directors,

right to the shares specified on the certificate. Ownership of direct bearer securities (including the numbered coupon(s) which are attached) is passed by delivery.

shares may take direct bearer form. A bearer certificate grants the bearer the right to the shares specified on the certificate. Ownership of direct bearer securities (including the numbered coupon(s) which are attached) is passed by delivery.

4 The certificates and other such documents of title may be signed and delivered by the Chairman of the Board of Directors or any other person to whom the Chairman has delegated powers in accordance with the conditions set out in the penultimate paragraph of Article 6.

4 The certificates and other such documents of title may be signed and delivered by the person assuming the general management of the company pursuant to Article 22 herein or any other person to whom the chairman has delegated powers in accordance with the conditions set out in the penultimate paragraph of Article 6.

Article 12 – Transfer and indivisibility of shares

1 The transfer of shares which constitute units and of all other transferable securities issued by the company is carried out by registration of the transfer, in the case of registered shares, and by transfer from one account to another or handing over, in the case of bearer shares, as appropriate.

1 The transfer of shares which constitute Units and of all other transferable securities issued by the company is carried out by registration of the transfer, in the case of registered shares and subject to specific provisions as defined in article 11-2.2, and by transfer from one account to another or handing over, in the case of bearer shares, as appropriate.

(Remainder of the article without amendment)

Article 12 bis – Right of shareholders – identification of shareholders

(1: without amendment)

2 – Identification of Shareholders

The company is entitled to ask SICOVAM or any other competent organisation for the identity of its shareholders as provided for in the legal and statutory provisions in force (article 263-1 of the Law on commercial companies), i.e. the name, or the company's name in the case of a corporate body, the nationality, the address, the number of shares held by each shareholder, where appropriate any restrictions affecting such shares, the year of birth of the holder, or the date of its incorporation in the case of a corporate body.

2 – Identification of Shareholders

The company is entitled to ask the body responsible for the clearance of securities for the identity of its shareholders as provided for in the legal and statutory provisions in force (article L.228-2 et seq. of the *code de commerce*), i.e. the name, or the company's name in the case of a corporate body, the nationality, the address, the number of shares held by each shareholder, where appropriate any restrictions affecting such shares, the year of birth of the holder, or the date of its incorporation in the case of a corporate body.

Article 12 ter – Declarations in the event of crossing thresholds for holdings

Any individual or corporate body acting alone or with others who comes to hold directly or indirectly through companies which he or it controls under the terms of article 355-1 of the law dated 24 July 1966, 3 % or more of the capital, then any additional *tranche* of 1 %, must inform the company of the total number of shares he or it holds in each category, by registered letter with acknowledgement of receipt, within 15 days of the date on which the threshold was exceeded.

Any individual or corporate body acting alone or with others who comes to hold directly or indirectly through companies which he or it controls under the terms of article L.233-3 of the *code de commerce*, 3 % or more of the capital, then any additional *tranche* of 1 %, must inform the company of the total number of shares he or it holds in each category, by registered letter with acknowledgement of receipt, within 15 days of the date on which the threshold was exceeded.

This declaration must also be made within the aforementioned period when the holding falls below each *tranche* of 1 % then below the aforementioned threshold of 3%.	This declaration must also be made within the aforementioned period when the holding falls below each *tranche* of 1% then below the aforementioned threshold of 3%.
If the shareholder fails to comply with the obligation to provide information as specified in the two preceding paragraphs and article 356-1 of the aforementioned law, the shareholder will lose the right to vote associated with the securities in excess of the relevant threshold, under the conditions and within the limits laid down by the law:	If the shareholder fails to comply with the obligation to provide information as specified in the two preceding paragraphs and article L.233-7 of the *code de commerce*, the shareholder will lose the right to vote associated with the securities in excess of the relevant threshold, under the conditions and within the limits laid down by the law:
– at the request of one or more shareholders (or holders of investment certificates) holding at least 3 % of the share capital in the case of the threshold being exceeded as above,	– at the request of one or more shareholders (or holders of investment certificates) holding at least 3 % of the share capital in the case of the thresholds of 3 % and 4 % being exceeded as defined above,
– ipso jure in the case of other excesses defined in the first paragraph of article 356-1 of the law on commercial companies dated 24 July 1966.	– ipso jure in the case of exceeding the thresholds as defined in the first paragraph of article L.233-7 of the *code de commerce.*

Article 13 – Debentures – Warrants: without amendment

Title III – Administration of the Company

Article 14 – Board of Directors

1 The company is administered by a board with a minimum number of three and a maximum number of twenty four members, chosen from amongst the shareholders and appointed by the general meeting.	1 The company is administered by a Board with a minimum number of three and a maximum number of eighteen members, chosen from amongst the shareholders and appointed by the general meeting.

(Remainder of the article without amendment)

Article 15 – Directors' qualification shares: without amendment

Article 16 – Term of office of directors

1 The maximum term of office for a director is six years, excluding the initial board of directors. It ends following the shareholders' ordinary general meeting held to approve the accounts of the previous financial year during the sixth year following the year of the appointment.	1 The term of office for a director is three years. It ends following the shareholders' ordinary general meeting held to approve the accounts of the previous financial year during the third year following the year of the appointment.

(Remainder of the paragraph and the article without amendment)

Article 17 – Appointment of additional directors : without amendment

Article 18 – Chairman and Board Committee

1 The Board of Directors appoints a chairman	1 The Board of Directors appoints a chairman

from among its members who carries out his duties throughout his term of office as director, unless the board has stipulated a shorter period. The chairman must be an individual who may be dismissed at any time by the board.

from among its members who carries out his duties throughout his term of office as director, unless the Board has stipulated a shorter period. The chairman must be an individual who may be dismissed at any time by the Board.

The chairman of the Board of Directors represents the Board of Directors. He oversees and organises the work of the Board, for which he is accountable at general meetings. He sees to it that the company is properly managed and ensures, in particular, that the directors are able to fulfil their mission.

(End of the paragraph without amendment)

2 If the chairman or the director appointed as his deputy is absent, the board of directors appoints as Chairman for each meeting the director present who is responsible for chairing the meeting in question.

2 If he is temporarily unable to fulfil his duties or in the event of his death, the Board of Directors may appoint a director to fulfil the chairman's duties. If the chairman's absence from office is to be temporary, such appointment must be made for a limited period of time. In the event of the chairman's death, this appointment remains in force until the election of a new chairman.

3 If the chairman or the director appointed as his deputy is absent, the Board of Directors appoints as chairman for each meeting the director present who is responsible for chairing the meeting in question.

3 The board may also appoint a secretary who need not be a shareholder.

4 The Board may also appoint a secretary who need not be a shareholder.

4 The chairman and the secretary may always be re-elected.

5 The chairman and the secretary may always be re-elected.

6 The Board of Directors fixes the remuneration of the chairman.

Article 19 – Board Proceedings

1 The board of directors meets as often as the interests of the company require, convened by the chairman or by the director appointed, if necessary, to replace him. It meets either at the registered office or at any other place indicated by the convening party. However, directors forming at least one third of the board members may convene a board meeting, indicating its agenda, if the board has not met for over two months.

1 The Board of Directors meets as often as the interests of the company require, convened by the chairman or by the director appointed, if necessary, to replace him. It meets either at the registered office or at any other place indicated by the convening party. However, directors forming at least one third of the Board members may convene a Board meeting, indicating its agenda, if the Board has not met for over two months. The *Directeur Général* (Chief Executive) can also request that the chairman convene a Board meeting with a specific agenda.

2 An attendance register is kept which is signed by the directors attending the meetings.

2 An attendance register is kept which is signed by the directors attending the meetings and

	which, if applicable, states that directors have participated by videoconference.
3 Any director may, by letter or telegram, empower one of his colleagues to represent him at a board meeting. However, each director may represent only one of his colleagues.	3 Any director may, in writing, empower one of his colleagues to represent him at a Board meeting. However, each director may represent only one of his colleagues.
4 At least half of the directors in office must be present at the meeting for the resolutions to be valid. Decisions are made according to the majority of the votes of the members present or represented, the chairman having no casting vote.	4 At least half of the directors in office must be present at the meeting for the resolutions to be valid. Except where the resolution relates to the choice of the exercise modalities of the general management, decisions are made according to the majority of the votes of the members present or represented, the chairman having no casting vote. Directors who participate in the Board meeting by videoconference are taken to be present for the calculation of quorum and majority. This provision does not apply for decisions listed under articles L.225-47, L.225-53, L.225-55, L.232-1 and L.233-16 of the *code de commerce*.

(Remainder of the article without amendment)

Article 20 – Minutes

(Paragraphs 1 and 2 without amendment)

3 Copies or extracts of these minutes may be validly certified by the chairman of the Board, one chief executive, the director appointed temporarily to act as chairman or a proxy given powers for this purpose.	3 Copies or extracts of these minutes may be validly certified by the chairman of the Board, the *Directeur Général* (Chief Executive), or a *Directeur Général Délégué* (Managing Director), the director appointed temporarily to act as chairman or a proxy given powers for this purpose.

(Remainder of the article without amendment)

Article 21 – Powers of the Board of Directors

The board has the widest possible powers to act in the company's name under all circumstances; it exercises these powers within the scope of the company's objects and subject to those powers expressly attributed by law to shareholders in general meetings.	The Board of Directors determines the business orientations of the company and oversees their implementation. Except where powers are expressly given to shareholders in general meeting and subject to the company's objects, the Board addresses any issue concerning the proper running of the company and determines through its resolutions the matters which concern the company. The Board carries out all necessary controls and verifications that it deems appropriate. The Board of Directors may also decide to set up committees to study matters that may be submitted to them for their opinion by the board itself or by its chairman. The composition of such committees and their tasks are determined by the Board which is responsible for their activities and also for the remuneration of their members, if appropriate.

Article 22 – General management – powers

1 The chairman of the Board of Directors is responsible for the general management of the company. He represents the company in its dealings with third parties. He may delegate some of his powers to particular representatives appointed by him.

Subject to the powers granted expressly by law to shareholders in general meetings and those specifically reserved to the Board of Directors, the chairman is given the widest powers to act in the company's name under all circumstances within the scope of the company's objects.

1 The general management of the company is the responsibility of the chairman or any other individual appointed by the Board of Directors and given the title of *Directeur Général* (Chief Executive). The Board of Directors chooses between these two models for the exercise of the general management. The decision to change the model of general management is taken by the Board of Directors by a majority equal to at least half of the members plus one.

Shareholders and third parties will be informed of this choice as prescribed by decree of the Conseil d'Etat. When the general management is assumed by the chairman, the provisions below which relate to the *Directeur Général* are applicable to him.

The Board of Directors fix the term of the office of *Directeur Général* except that, if the *Directeur Général* is also a director, it can not exceed the length of his term in such office.

2 If he is temporarily unable to fulfil his duties or in the event of his death, the Board of Directors may appoint a director to fulfil the chairman's duties. If the chairman's absence from office is to be temporary, such appointment must be made for a limited period of time. In the event of the chairman's death, this appointment remains in force until the election of a new chairman.

2 The *Directeur Général* (Chief Executive) is given the widest powers to act in the company's name within the scope of the company's objects and subject to the powers granted expressly by law to shareholders in general meeting and to the Board of Directors.

He represents the company in its dealings with third parties. The company is committed vis-à-vis third parties by actions of the *Directeur Général* even outside the company's objects, unless the company proves that such third parties knew that his actions were not within the company's objects or that such third parties could not ignore it under the circumstances provided, however, that the publication of these *statuts* alone is not sufficient to constitute such proof.

The decisions of the Board of Directors limiting the powers of the *Directeur Général* are not invocable against third parties.

(Moved to article 18.2)

3 Upon a proposal by the Chairman, the Board may, in accordance with legal conditions, authorise one or several individuals to assist the Chairman in the capacity of chief executive.

3 Upon a proposal by the *Directeur Général* (Chief Executive), the Board may appoint one or several individuals (limited to five) charged with assisting the *Directeur Général* and to be given the title of *Directeur Général Délégué* (Managing Director).

The duration of the powers granted to chief executives is determined by the Board of Directors in agreement with the chairman. However, if a chief executive is also a director, it cannot exceed the length of his term of office.	The duration of the powers granted to the *Directeurs Généraux Délégués* is determined by the Board of Directors in agreement with the *Directeur Général.*
Furthermore, the duration of the term of office of chief executives cannot exceed that of the remaining period of the chairman's term of office. However, in the event of death, resignation or dismissal of the latter, they shall remain in office and continue to fulfil their duties until a new chairman is elected, unless the Board decides otherwise.	In the event of death, resignation or dismissal of the *Directeur Général*, the *Directeurs Généraux Délégués* shall remain in office and continue to fulfil their duties until a new *Directeur Général* is elected, unless the Board decides otherwise.
The age limit for the office of chief executive is 65 completed years.	The age limit for the office of *Directeur Général* and *Directeur Général Délégué* is 65 completed years.
The chief executives may be dismissed at any time by the Board on a proposal from the chairman.	The *Directeur Général* can be dismissed at any time by the Board. *Directeurs Généraux Délégués* can be similarly dismissed on the proposal of the *Directeur Général.* If the dismissal is made without just cause, this can give rise to damages, except where the *Directeur Général* is also the chairman of the Board of Directors.
The Board of Directors, in agreement with its Chairman, determines the extent of the powers entrusted to the chief executives. However, with regard to third parties, the chief executives have the same powers as the chairman.	The Board of Directors, in agreement with the *Directeur Général* determines the extent of the powers entrusted to the *Directeurs Généraux Délégués.* However, with regard to third parties, the *Directeurs Généraux Délégués* have the same powers as the *Directeur Général.*
4 The remuneration paid to the chairman and the chief executives is fixed by the Board of Directors.	4 The remuneration paid to the *Directeur Général* and the *Directeurs Généraux Délégués* is fixed by the Board of Directors.
5 The board may entrust all tasks or particular duties with one or several defined objects to one or several of its members or to third parties, whether shareholders or not. If a director is entrusted with tasks or duties for which payment is made, the procedure for which provision is made in article 23 below is applicable.	5 The *Directeur Général* or the *Directeurs Généraux Délégués* can, within the limits of the law in force, delegate powers that they judge appropriate, for one or more defined objects, to all proxies, even to persons outside of the company, either individually or collectively working in a committee or commission. These powers can be permanent or temporary, and may or may not include the power of substitution.
6 The Board of Directors may also decide to set up committees to study matters that may be submitted to them for their opinion by the Board itself or by its chairman. The composition of such committees and their tasks are determined by the Board which is responsible for their activities and also for the remuneration of their members, if appropriate.	*(Moved to article 21 paragraph 2)*

7 Documents concerning the company are signed by the chairman of the Board of Directors, by a chief executive or by a director appointed in accordance with paragraph 2 of the present article or by any other proxy empowered for this purpose.

6 Documents concerning the company are signed by the *Directeur Général*, by a *Directeur Général Délégué* or by any other proxy empowered for this purpose.

Article 23 – Agreements between the company and its Directors or Directeurs Généraux

1 All agreements, whether direct or indirect or through an intermediary, between the company and one of its directors or chief executives must receive prior authorisation of the Board of Directors and the approval of the ordinary general meeting under the conditions laid down by the law and regulations.

1 All agreements entered into, whether directly or through an intermediary, between the company and the *Directeur Général* or one of the *Directeurs Généraux Délégués*, one of its directors, one of its shareholders holding a proportion of voting rights of more than 5% or, if such shareholder is a company, the company which controls (as defined in article L.233-3 of the *code de commerce*) such shareholder, are subject to the prior approval of the Board of Directors and the approval of the ordinary general meeting under the conditions laid down by the law and regulations.

The same shall apply to agreements in which one of the individuals above is indirectly interested.

2 The same shall apply with regard to agreements between the company and another company, if one of the directors or chief executives of the company is an owner, partner with unlimited liability, manager, director, chief executive or a member of the managing board or of the supervisory board of the other company.

If one of the cases described above applies to a director or chief executive, the said person must inform the board of this fact. He may take no part in the vote on the requested authorisation.

2 Equally, agreements between the company and another company, shall be submitted for prior approval, if the *Directeur Général*, one of the *Directeurs Généraux Délégués*, or one of the directors of the company is the owner, partner with unlimited liability, managing director, member of the supervisory Board or more generally an executive manager of such other company.

The interested party should inform the Board as soon as he becomes aware of such an agreement. He may take no part in the vote on the requested authorisation.

3 The provisions of paragraphs 1 and 2 above do not apply to agreements concerning the company's ordinary day-to-day transactions arranged under normal conditions.

3 The provisions of paragraphs 1 and 2 above do not apply to agreements concerning the company's ordinary day-to-day transactions arranged under normal conditions. However, these agreements should be drawn to the attention of the chairman of the Board of Directors by the interested party. The members of the Board of Directors and the *Commissaires aux Comptes* (statutory auditors) should be informed by the chairman of the list and the object of these said agreements.

4 The chairman of the Board of Directors informs the statutory auditors ("*commissaires aux comptes*") of the

4 The chairman of the Board of Directors informs the *Commissaires aux Comptes* of the agreements that have been authorised

agreements that have been authorised within one month of the date on which they were concluded and submits them for the approval of the ordinary general meeting.	within one month of the date on which they were concluded and submits them for the approval of the general meeting.
When the performance of agreements that have been entered into and authorised during earlier financial years has continued during the preceding financial year, the statutory auditors must be informed of the same within one month of the close of the financial year.	When the performance of agreements that have been entered into and authorised during earlier financial years has continued during the preceding financial year, the statutory auditors must be informed of the same within one month of the close of the financial year.
5 Directors, other than corporate bodies are not permitted to arrange loans from the company under any form, obtain an overdraft from it through a current account or otherwise, or request the company to guarantee or endorse their commitments towards third parties. Breach of this provision will render such loans, overdrafts, guarantees or endorsements null and void. The same also applies to chief executives and permanent representatives of corporate bodies who are directors, as well as to the spouses, ancestors and descendants of directors, chief executives and permanent representatives of corporate bodies who are directors and to all connected persons.	5 Directors, other than corporate bodies are not permitted to arrange loans from the company under any form, obtain an overdraft from it through a current account or otherwise, or request the company to guarantee or endorse their commitments towards third parties. Breach of this provision will render such loans, overdrafts, guarantees or endorsements null and void. The same also applies to the *Directeur Général* and the *Directeurs Généraux Délégués* and permanent representatives of corporate bodies who are directors, as well as to the spouses, ancestors and descendants of the individuals listed in this paragraph and to all connected persons.

Article 24 – Remuneration of directors : without amendment

Title IV – Control

Article 25 – Commissaires aux Comptes (Statutory Auditors): without amendment

Title V – General Meetings

Article 26 – General rules

(1 without amendment)

2 General meetings are convened by the Board of Directors, failing which they may also be convened by the statutory auditors or by court-appointed agent at the request of any interested party in urgent cases or of one or several shareholders who together own at least one tenth of the share capital.	2 General meetings are convened by the Board of Directors, failing which they may also be convened by the statutory auditors or by court-appointed agent at the request of any interested party in urgent cases or of one or several shareholders who together own at least 5% of the share capital or by an association of shareholders who meet the conditions fixed by article L.225-120 of the *code de commerce*.

(3 without amendment)

4 The notices convening general meetings are published at least fifteen days in advance in a legal gazette in the area of the registered office and in the Bulletin des Annonces Légales	4 The notices convening general meetings are published at least fifteen days in advance in a legal gazette in the area of the registered office and in the *Bulletin des Annonces Légales*

Obligatoires. Holders of registered shares are convened by ordinary letter or, at their request and their expense, by registered letter.	*Obligatoires*. Holders of registered shares are convened by ordinary letter or, at their request and their expense, by registered letter or, if applicable, by telecommunication subject to the conditions set out in article L.120-1 of the *code de commerce*.
If the general meeting is prevented by absence of the required quorum from passing resolutions validly, a second meeting shall be convened under the same conditions as the first one, and the convening notice must mention the date of the first. The notice period, however, is shortened to six days.	If the general meeting is prevented by absence of the required quorum from passing resolutions validly, a second meeting shall be convened under the same conditions as the first one, and the convening notice must mention the date of the first. The notice period, however, is shortened to six days.
Shareholders who have been owners of registered shares for at least one month at the date of publication of the convening notice, are convened to all meetings by ordinary letter or, at their request and at their expense, by registered letter.	Shareholders who have been owners of registered shares for at least one month at the date of publication of the convening notice, are convened to all meetings by ordinary letter or, at their request and at their expense, by registered letter or else by telecommunication subject to the conditions set out in article L.120-1 of the *code de commerce*.

(5, 6 without amendment)

(7: paragraph 1 without amendment)

In order to be entitled to attend or to be represented at a meeting, the certificate must have been filed or the shareholder must have been registered on the company's registers five days before the date of the meeting. However, the Board of Directors has the right to reduce this time limit as a general measure.	In order to be entitled to attend or to be represented at a meeting, the certificate must have been filed or the shareholder must have been registered on the company's registers two days before the date of the meeting. However, the Board of Directors has the right to reduce this time limit as a general measure.
8 A shareholder may be represented only by his spouse or by another shareholder.	8 A shareholder may be represented only by his spouse or by another shareholder. However, all owners of securities mentioned in the 3rd paragraph of article L.228-1 can be represented in accordance with the provisions of article L.228-3-2 by way of registered intermediary.
A proxy is empowered for one meeting only. However, the authorisation may be given for two meetings, one ordinary, the other extraordinary, which are held on the same day or within a period of fifteen days.	A proxy is empowered for one meeting only. However, the authorisation may be given for two meetings, one ordinary, the other extraordinary, which are held on the same day or within a period of fifteen days.
A proxy given for one meeting is valid for successive meetings convened with the same agenda.	A proxy given for one meeting is valid for successive meetings convened with the same agenda. A representative named on the proxy form may not arrange to be replaced by another person.
The documents enumerated in the legislative and statutory text in force must be attached to all proxy forms sent to shareholders.	The documents enumerated in the legislative and statutory text in force must be attached to all proxy forms sent to shareholders.
The proxy must be signed by the shareholder	The proxy must be signed by the shareholder

represented and give his name, usual forename, address, the number of shares he holds and the number of votes attaching to these shares.

represented and give his name, usual forename, address, the number of shares he holds and the number of votes attaching to these shares.

A representative named on a proxy form may not arrange to be replaced by another person.

The intermediary mentioned in article L.228-1 can, by virtue of a general mandate with respect to the management of the securities, notify the vote or transfer the power to vote on behalf of the owner of the shares at general meeting, as set out in the 3rd paragraph of article L.228-1.

Any shareholder may vote by post under the conditions and within the time periods laid down by law using a form compiled by the company and sent to the shareholders who request this and on condition that these forms reach the company two days before the meeting.

Any shareholder may vote by post under the conditions and within the time periods laid down by law using a form compiled by the company and sent to the shareholders who request this and on condition that these forms reach the company two days before the meeting.

In addition, any shareholder, if the Board so provides on convening the meeting, can attend and vote at the meeting by video conference or by any method of telecommunication which permits them to be identified, subject to the conditions and following the procedures set out by decree of the Conseil d'Etat.

(Remainder of the article without amendment)

Article 27 – Ordinary General Meetings

1 The ordinary general meeting hears the reports of the Board of Directors and the statutory auditors; it discusses, approves, adjusts or rejects the balance sheet and the accounts; it approves, if appropriate, each of the modifications made either to the method of presentation of the figures, or to the methods of valuation; it pronounces upon the posting of results; it appoints, replaces and re-elects the board members and the statutory auditors; ratifies the provisional appointments of board members made by the board; lays down the amount of the board's attendance fees and, more generally, considers and makes absolute decisions on all matters in the company's interests which are not required to be made by extraordinary general meeting.

1 The ordinary general meeting hears the reports of the Board of Directors and the statutory auditors; it deliberates and rules on all questions relating to the annual accounts and the consolidated accounts of the past financial year; it appoints, replaces and re-elects the Board members and the statutory auditors; ratifies the provisional appointments of Board members made by the Board; lays down the amount of the Board's attendance fees and, more generally, considers and makes absolute decisions on all matters in the company's interests which are not required to be made by extraordinary general meeting.

(Remainder of the article without amendment)

Article 28 – Extraordinary General Meetings: without amendment

Title VI – Company Books – Profits – Reserves

Article 29 – Annual Accounts

(1 without amendment)

2 At the close of each financial year, the Board of Directors draws up, in accordance with the legal and statutory provisions in force, a list of the assets and liabilities of the company, the balance sheet, the profit and loss accounts and a schedule.	2 At the close of each financial year, the Board of Directors draws up, in accordance with the legal and statutory provisions in force, a list of the assets and liabilities of the company, the balance sheet, the profit and loss accounts and a schedule. It also draws up the consolidated accounts.

(Remainder of the article without amendment)

Articles 30 to 32: without amendment

Article 33 – Liquidation

(1: Three first paragraphs without amendment)

Paragraph 4	*Paragraph 4*
Subject to respecting the compulsory binding regulations in force, the liquidation of the company will apply the rules set out below, it being specified that articles 402 to 418 of the law dated 24th July 1966 governing commercial companies will not be applicable.	Subject to respecting the compulsory binding regulations in force, the liquidation of the company will apply the rules set out below, it being specified that articles L.237-14 to L.237-31 of the *code de commerce* will not be applicable.

(2 and 3 without amendment)

4 During liquidation, general meetings are convened as often as necessary where in the interests of the company, without it being necessary to comply with articles 411 et seq. of the law dated 24 July 1966.	4 During liquidation, general meetings are convened as often as necessary where in the interests of the company, without it being necessary to comply with articles L.237-23 et seq. of the *code de commerce*.

(Remainder of the paragraph 4 and of the article without amendment)

Title VIII – Disputes

(without amendment)

Twelfth Resolution: Authorisation given to the Directors for early redemption of Equity Notes

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Extraordinary General Meetings, and having considered the Board's Report and the Auditors' Special Report:

1. takes note of the proposed modifications to be made to the Equity Notes Constituting Trust Deed for the issue of notes redeemable in shares in Eurotunnel SA and issued by France Manche SA (the "Franche Manche SA Notes") in order to introduce a new possibility of an early redemption of the France Manche SA Notes, pursuant to which holders of France Manche SA Notes will be offered the opportunity to proceed to an early redemption of all or part of their notes, by 31 March 2003 at the latest, on the basis of a redemption rate of 1.01 Eurotunnel SA share for one (1) France Manche SA Note, on the understanding that, should the number of France Manche SA Notes to be redeemed on the basis of the above redemption rate result in fractions, the total corresponding number of Eurotunnel SA shares will be rounded down to the nearest whole number, with no subsequent payment in respect of these fractions;

2. consequently authorises the Board of Directors to issue, in its absolute discretion, in one or more stages, a maximum of 461 623 230 shares in the Company (not taking account of any potential adjustments) in respect of the redemption of France Manche SA Notes pursuant to the terms of the Equity Note Constituting Trust Deed as amended;

3. takes note that pursuant to the above authorisation, this constitutes, for the benefit of holders of France Manche SA Notes, a legally binding waiver by shareholders in the Company of their preferential subscription rights to the shares to be issued upon presentation of the France Manche SA Notes;

4. decides that the issue of shares by the Company following the redemption of France Manche SA Notes is conditional upon the issue by Eurotunnel plc of the same number of Eurotunnel plc shares, which are to be issued in redemption for notes issued by Eurotunnel Finance Limited, under similar conditions, so as to comply with the principle of the twinning of the Company's and Eurotunnel plc's shares into Units;

5. confers all necessary powers to the Board of Directors, along with the power to delegate such powers to its Chairman, to implement this authorisation and in particular in the order of the Board's choice (i) to take note of the increase or increases in capital upon the implementation of the present authorisation, (ii) to make such consequential amendments to the Company's *statuts* as may be necessary, (iii) to apportion the costs of this increase in capital to the amount of the premiums arising from this increase, in the proportions to be fixed by the Board, and (iv) generally to take all suitable measures and complete all formalities in order to ensure the success of the planned increase or increases in capital;

6. decides that the current authorisation replaces the authorisation granted pursuant to the thirteenth resolution voted at the Combined General Meeting of the Company on 6 May 1999.

Thirteenth Resolution: Authorisation to proceed with an increase in share capital pursuant to Article L 225-129-VII of the code de commerce

The General Meeting, acting in accordance with the rules as to quorum and majority applicable to Extraordinary General Meetings, and having considered the Board's report and the Auditors' special report, decides, pursuant to paragraphs 1 and 2 of Article L 225-129-VII of the *code de commerce*, to authorise the Board of Directors to proceed, in its absolute discretion, with an increase in share capital by issuing shares in accordance with Article L 443-5 of the *code du travail*, subject to such increase in share capital being carried out simultaneously with an equivalent increase in share capital by Eurotunnel plc, in accordance with the company's *statuts*.

As a consequence, the General Meeting:

- decides to abolish the shareholders' preferential subscription right to the new shares in favour of the company's employees who fulfill the conditions which the Board may determine; and
- authorises the Board of Directors, in its absolute discretion and at the time it sees fit, to proceed, within a maximum period of 26 months from the date of this General Meeting, with an increase in share capital by a maximum amount of €225 000 in one or more stages, by issuing shares subject to the conditions provided for in Article L 443-5 of the *code du travail.*

The General Meeting confers all necessary powers to the Board of Directors to implement this authorisation and to proceed with the increase in share capital and for this purpose:

- to fix the issuing price of the shares in accordance with the provisions of Article L 443-5 of the *code du travail*;
- to fix the number of new shares to issue and the date upon which their beneficial right accrues;
- to fix the conditions to be fulfilled by the employees in order to benefit from the issue of shares;
- to decide upon the conditions of the shares as well as the time period during which the employees will be entitled to exercise their rights and the time period for the full payment of the new shares;
- to acknowledge the increase in capital up to the amount of the subscribed shares and to proceed with the consequential amendments to the Company's *statuts*;
- to take all steps and complete all formalities necessary to carry out the increase in share capital.

Fourteenth Resolution: Powers

The General Meeting acting in accordance with the rules as to quorum and majority applicable to Ordinary General Meetings confers all necessary powers on the bearer of an original, an extract or a copy of the minutes of this General Meeting for the purpose of making such filings or formalities as may be necessary.

Methods for participating in the General Meeting

Every shareholder is entitled to attend meetings regardless of the number of shares held. However, in order to attend meetings in person or by proxy (such proxy being either the shareholder's spouse or another shareholder) or to vote by post:

- Registered shareholders must be entered on the register of members at least two days prior to the date of each meeting. If this condition is met, they will be admitted to the meeting on producing proof of their identity;
- Bearer shareholders must arrange for their shares to be immobilised at least two days before the date of each meeting. If they wish to attend the meeting, they must request an admission pass from their financial intermediary (bank, financial institution or stockbroker). This action will entail the freezing of the shares of the shareholder from the date of the request until the date when the meeting is held (on first or on second notice). The financial intermediary will send to Crédit Agricole Indosuez (who are responsible for the conduct of the meeting) a certificate to the effect that the shares are immobilised.

The following courses of action are available to a shareholder not attending meetings in person:

- appointing the Chairman as his/her proxy.
- appointing his/her spouse or another shareholder (either an individual or a corporate entity) as his/her proxy.
- returning a proxy form in blank to the Company.
- voting by post.

Proxy and postal voting forms will be sent to all registered shareholders by 29 April 2002.

Bearer shareholders must contact their financial intermediary to immobilise their shares and obtain proxy and postal voting forms.

Proxy or postal voting forms must be received by Crédit Agricole Indosuez at least two days before the date of the meeting.

- In relation to bearer shareholders:

  to the extent that the shares must be immobilised at least two days before the meeting, bearer shareholders are requested to send, as soon as possible and at the latest eight days before the meeting, their proxy or postal voting forms to the financial institution which holds their shareholder account and which alone is able to immobilise the shares. The financial institution will then send the proxy or postal voting form to Crédit Agricole Indosuez accompanied by the immobilisation certificate.

- In relation to registered shareholders:

  the proxy or postal voting forms must be sent to Crédit Agricole Indosuez, IS/CT, 128-130 Boulevard Raspail, 75288 Paris Cedex, so as to be received at least two days before the date of the Meeting.

If a proxy form is returned registering both a postal vote and a vote by proxy, only the postal vote will be taken into account.

If a shareholder returns a completed postal voting form within the time allowed, he/she will no longer be entitled to attend the meeting, whether in person or by proxy.

If a proxy form is returned without naming a proxy, the chairman of the meeting will use the vote in favour of the resolutions submitted to the meeting by or approved by the Board of Directors. The chairman will vote against all other resolutions submitted to the meeting. If a shareholder wishes to vote otherwise, the shareholder should name a proxy who agrees to vote in accordance with his or her wishes.

This Notice of Meeting is valid provided that no additional resolution is proposed by shareholders, amending the Agenda of the meeting. Proposed draft resolutions must be sent by shareholders by recorded post within ten days following the date of publication of this Notice[1]. They will be submitted by the chairman to the Annual General Meeting provided that the shareholders proposing the resolutions hold the required number of shares as specified under French law.

The Board of Directors

15 March 2002

[1]Published in the *Balo* on 29 March 2002.

EUROTUNNEL SA

Société anonyme au capital de 312 637 103,4 €

siège : 140-144, boulevard Malesherbes 75017 Paris

334 192 408 RCS Paris

****

AVIS DE REUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires sont informés qu'ils sont convoqués à l'assemblée générale mixte de la société, qui doit se tenir le 15 mai 2002 à 9H30, sur première convocation, au centre Etoile St- Honoré, 21-25, rue Balzac, 75008 Paris, et, pour le cas probable où celle-ci ne pourrait délibérer faute de quorum, le 30 mai 2002, à "Westminster Central Hall", Storey's Gate, Westminster, Londres SW1H 9NH, à partir de 14 heures (heure locale) et à l'issue de l'assemblée générale d'Eurotunnel plc, à l'effet de délibérer et statuer sur l'ordre du jour et les résolutions suivantes :

Ordre du jour

Ordre du jour de la compétence de l'assemblée générale ordinaire :

- Examen et approbation des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001.
- Affectation des résultats.
- Rapport spécial établi par les commissaires aux comptes en application des articles L. 225-40 et L.225-42 du code de commerce.
- Renouvellement du mandat d'administrateur de MM. Edelman, Green, Lagayette, Petruccelli.
- Nomination au Conseil d'Administration de Mme Cox.
- Ratification de la nomination au Conseil d'Administration de M Shirrefs.

Ordre du jour de la compétence de l'assemblée générale extraordinaire :

- Modifications statutaires.
- Autorisation à conférer au Conseil de procéder au remboursement anticipé en actions Eurotunnel SA des obligations remboursables en actions et émises par France Manche SA le 7 avril 1998 ("Obligations Remboursables en Actions").
- En application de l'article L 225-129 VII 1er et 2ème alinéas du code de commerce, autorisation à conférer au Conseil de procéder à une augmentation de capital dans les conditions de l'article L 443-5 du code du travail.
- Pouvoirs pour les formalités.

PROJETS DE RESOLUTIONS

1ère résolution : Comptes sociaux de l'exercice 2001

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance des rapports du Conseil d'Administration et des commissaires aux comptes :

- approuve les comptes annuels de la société arrêtés au 31 décembre 2001, tels qu'ils sont présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

2ème résolution : Affectation du résultat

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, sur proposition du Conseil d'Administration, décide de reporter à nouveau le bénéfice de l'exercice clos le 31 décembre 2001 s'élevant à €4 896 415.

L'assemblée générale décide de ne pas distribuer de dividendes, au titre de l'exercice 2001. Il est rappelé, conformément aux dispositions légales, que la société n'a pas distribué de dividendes au titre des trois derniers exercices.

3ème résolution : Comptes consolidés de l'exercice 2001

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance des rapports du Conseil d'Administration et des commissaires aux comptes :

- approuve les comptes consolidés de la société arrêtés au 31 décembre 2001, tels qu'ils sont présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

4ème résolution : Conventions réglementées

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur les conventions réglementées visées à l'article L. 225-38 du Code de Commerce prend acte qu'aucune nouvelle convention n'a été conclue au cours de l'exercice 2001.

5ème résolution : Renouvellement du mandat d'Administrateur de Monsieur Edelman

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, renouvelle le mandat d'Administrateur de Monsieur Keith Edelman pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2004.

6ème résolution : Renouvellement du mandat d'Administrateur de Monsieur Green

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, renouvelle le mandat d'Administrateur de Monsieur Christopher Green pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2004.

7ème résolution : Renouvellement du mandat d'Administrateur de Monsieur Lagayette

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, renouvelle le mandat d'Administrateur de Monsieur Philippe Lagayette pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2004.

8ème résolution : Renouvellement du mandat d'Administrateur de Monsieur Petruccelli

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, renouvelle le mandat d'Administrateur de Charles Petruccelli pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée gènérale ordinaire qui statuera sur les comptes de l'exercice 2004.

9ème résolution : Nomination au Conseil d'Administration de Madame Cox

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, nomme en qualité d'administrateur Madame Vivienne Cox pour une durée de trois ans qui viendra à expiration à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2004.

10ème résolution : Ratification de la nomination au Conseil d'administration de Monsieur Shirrefs, coopté par le Conseil d'administration depuis la dernière assemblée générale

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, ratifie la nomination aux fonctions d'administrateur de Monsieur Richard Shirrefs, coopté par le Conseil d'Administration depuis la dernière assemblée générale ordinaire, en remplacement de Monsieur Philippe Lazare, démissionnaire.

Le mandat d'administrateur de M. Shirrefs prendra fin à l'issue de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2003.

11ème résolution : Modifications statutaires diverses

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du Conseil d'Administration, décide de modifier, ainsi qu'il suit, les statuts de la société :

Titre I – Dénomination – Siège – Durée

Articles 1 à 5 : sans changement

Titre II – Apports – Capital social – Actions

Ancienne rédaction	Nouvelle rédaction
Article 6 : actionnaires	*Article 6 : actionnaires*
6ème alinéa : .....francs	6ème alinéa : .... Euros......

Articles 7 à 10 : sans changement

Article 11 – Forme et conditions de validité des actions
(1°, 2° et 2.1 sans changement)

Ancienne rédaction	Nouvelle rédaction
2.2 En Grande- Bretagne, les actions au nominatif sont inscrites dans un registre nominatif tenu soit directement par la Société, soit par son mandataire. Les droits du titulaire de ces actions sont établis par une inscription dans le registre nominatif.	2.2 En Grande- Bretagne , les actions au nominatif sont inscrites dans un registre nominatif tenu soit directement par la société, soit par son mandataire. Les droits du titulaire de ces actions sont établis par une inscription dans le registre nominatif.
Dans l'hypothèse où Eurotunnel plc déciderait d'adopter le système électronique de règlement – livraison britannique de titres, en vigueur au moment considéré – et qui, à ce jour, est le système CREST – les actionnaires au nominatif en Grande-Bretagne optant pour la dématérialisation de leurs titres jumelés ne pourront, sous réserve de modifications ultérieures de la législation britannique, détenir leurs actions que :	Pour les actions d'Eurotunnel plc dont le règlement-livraison est effectué en Grande Bretagne par le biais du système CREST, ou de tout autre système de règlement- livraison qu'Eurotunnel plc déciderait d'adopter, les actionnaires au nominatif en Grande-Bretagne optant pour la dématériali-sation de leurs titres jumelés ne pourront, sous réserve de modifications ultérieures de la législation britannique, détenir leurs actions, que :
a) directement, s'ils sont eux-mêmes des membres adhérents du système CREST ("CREST Members") ou s'ils s'affilient à CREST en tant que "Sponsored Member", de façon à pouvoir bénéficier des services d'un membre adhérent ; ou	a) directement, s'ils sont eux-mêmes des membres adhérents du système CREST ("CREST Members") ou s'ils s'affilient à CREST en tant que "Sponsored Member", de façon à pouvoir bénéficier des services d'un membre adhérent ; ou

b) indirectement, par l'intermédiaire d'un membre adhérent du système CREST ("CREST Member"). Dans ce cas, seul le membre adhérent à CREST sera inscrit dans le registre nominatif comme titulaire des actions, et exercera les prérogatives d'actionnaire, notamment, en assemblée générale.	(b) indirectement, par l'intermédiaire d'un membre adhérent du système CREST ("CREST Member"). Dans ce cas, et sous réserve des dispositions des articles L. 228-1 à L. 228-3-4 du code de commerce, seul le membre adhérent à CREST sera inscrit dans le registre nominatif comme titulaire des actions, et exercera les prérogatives d'actionnaire, notamment, en assemblée générale.
Les procédures de règlement, transfert et livraison des actions suivront celles relatives aux actions Eurotunnel plc, avec lesquelles elles sont jumelées, (et qui sont détenues sous la même forme), de façon à respecter le principe de l'Unité. Tout transfert d'une action Eurotunnel plc au nominatif dématérialisé emportera transfert corrélatif de l'action Eurotunnel SA avec laquelle elle est jumelée.	Les procédures de règlement, transfert et livraison des actions suivront celles relatives aux actions Eurotunnel plc, avec lesquelles elles sont jumelées, (et qui sont détenues sous la même forme), de façon à respecter le principe de l'Unité. Tout transfert d'une action Eurotunnel plc au nominatif dématérialisé emportera transfert corrélatif de l'action Eurotunnel SA avec laquelle elle est jumelée, nonobstant tout décalage dans le temps de l'inscription desdits transferts sur les registres qui trouverait sa cause dans la différence des procédures de règlement – livraison applicables auxdites actions.
3°) Les actions au porteur sont déposées auprès de la Sicovam; les transferts sont effectués par virement entre les comptes Sicovam des établissements financiers affiliés à la Sicovam.	3°) Les actions au porteur sont déposées auprès de l'organisme chargé de la compensation des titres; les transferts sont effectués par virement entre les comptes des établissements financiers affiliés à cet organisme.
Hors de France, les actions peuvent, dans la mesure permise par la loi applicable, revêtir la forme au porteur vif. Un certificat au porteur vif donne à son détenteur droit aux actions qui y sont spécifiées. Le transfert de propriété des titres "Vifs" (incluant le(s) coupon(s) numéroté(s) qui y est (sont) attaché(s)) s'effectue par tradition.	Hors de France, les actions peuvent, dans la mesure permise par la loi applicable, et sauf décision contraire du conseil d'administration, revêtir la forme au porteur vif. Un certificat au porteur vif donne à son détenteur droit aux actions qui y sont spécifiées. Le transfert de propriété des titres "vifs" (incluant le(s) coupon(s) numéroté(s) qui y est (sont) attaché(s)) s'effectue par tradition.
4°) Les certificats, titres et attestations peuvent être signés et délivrés par le président du conseil d'administration ou toute personne ayant reçu délégation du président, dans les conditions fixées par l'article 6 avant-dernier alinéa.	4°) Les certificats, titres et attestations peuvent être signés et délivrés par la personne assurant la direction générale de la société conformément à l'article 22 ou toute personne en ayant reçu délégation, dans les conditions fixées par l'article 6 avant-dernier alinéa.

Article 12 – Transmission et indivisibilité des actions

1°) La transmission des actions comprises dans les Unités, comme de toutes autres valeurs mobilières émises par la société s'opère, s'agissant d'actions nominatives, par inscription du transfert et s'agissant d'actions au porteur, par virement de compte à compte ou tradition, suivant le cas.	1°) La transmission des actions comprises dans les Unités, comme de toutes autres valeurs mobilières émises par la société s'opère, s'agissant d'actions nominatives, et sous réserve des dispositions spécifiques prévues à l'article 11-2.2, par inscription du transfert et s'agissant d'actions au porteur, par virement de compte à compte ou tradition, suivant le cas.

(le reste de l'article est sans changement)

Article 12 bis – Droit des actionnaires-leur identification

(1° : sans changement)

2°) Identification des actionnaires
La société est en droit de demander à la Sicovam ou à tout autre organisme habilité, les éléments d'identification de ses actionnaires prévus par les dispositions légales et réglementaires en vigueur (article 263-1 de la loi sur les sociétés commerciales) à savoir : leur nom ou s'il s'agit de personnes morales, leur dénomination sociale , leur nationalité, leur adresse, la quantité de titres détenus par chacun d'eux, éventuellement les restrictions dont ces titres peuvent être frappés, l'année de naissance du titulaire ou, s'il s'agit d'une personne morale, la date de constitution de celle-ci.

2°) Identification des actionnaires
La société est en droit de demander à l'organisme chargé de la compensation des titres, les éléments d'identification de ses actionnaires prévus par les dispositions légales et réglementaires en vigueur (article L. 228-2 et suivants du code de commerce) à savoir : leur nom ou s'il s'agit de personnes morales, leur dénomination sociale, leur nationalité, leur adresse, la quantité de titres détenus par chacun d'eux, éventuellement les restrictions dont ces titres peuvent être frappés, l'année de naissance du titulaire ou, s'il s'agit d'une personne morale, la date de constitution de celle-ci.

Article 12 ter – Déclarations de seuils de participations

Toute personne physique ou morale agissant seule ou de concert qui vient à détenir directement ou indirectement par l'intermédiaire de sociétés qu'elle contrôle au sens de l'article 355-1 de la loi du 24 Juillet 1966, un pourcentage égal ou supérieur à 3 % puis à toute tranche supplémentaire de 1% du capital, est tenue, dans les 15 jours à compter du franchissement du seuil, de déclarer à la société, par lettre recommandée avec accusé de réception, le nombre total d'actions qu'elle possède par catégorie.

Cette déclaration doit également être faite dans ledit délai lorsque la participation devient inférieure à chaque tranche de 1 % puis audit seuil de 3 %.

En cas de non-respect de l'obligation d'information mentionnée aux deux alinéas qui précèdent et résultant de l'article 356-1 de la loi précitée, l'actionnaire sera, dans les conditions et limites définies par la loi, privé du droit de vote afférent aux titres dépassant le seuil considéré :

- sur demande d'un ou plusieurs actionnaires (ou titulaires de certificats d'investissement) détenant 3 % au moins du capital social, pour le dépassement du seuil ci-dessus fixé,
- de plein droit pour les autres dépassement fixés par le premier alinéa de l'article 356-1 de la loi sur les sociétés commerciales du 24 Juillet 1966.

Toute personne physique ou morale agissant seule ou de concert qui vient à détenir directement ou indirectement par l'intermédiaire de sociétés qu'elle contrôle au sens de l'article L. 233-3 du code de commerce, un pourcentage égal ou supérieur à 3 % puis à toute tranche supplémentaire de 1% du capital, est tenue, dans les 15 jours à compter du franchissement du seuil, de déclarer à la société, par lettre recommandée avec accusé de réception, le nombre total d'actions qu'elle possède par catégorie.

Cette déclaration doit également être faite dans ledit délai lorsque la participation devient inférieure à chaque tranche de 1 % puis audit seuil de 3 %.

En cas de non-respect de l'obligation d'information mentionnée aux deux alinéas qui précèdent et résultant de l'article L. 233-7 du code de commerce, l'actionnaire sera, dans les conditions et limites définies par la loi, privé du droit de vote afférent aux titres dépassant le seuil considéré :

- sur demande d'un ou plusieurs actionnaires (ou titulaires de certificats d'investissement) détenant 3 % au moins du capital social, pour le dépassement des seuils de 3 % et de 4 % ci-dessus fixés,
- de plein droit pour les dépassements de seuils fixés par le premier alinéa de l'article L. 233-7 du code de commerce.

Article 13 – Obligations-bons : sans changement

Titre III – Administration de la société.

Article 14 – Conseil d'administration.

1°) La société est administrée par un conseil composé de trois membres au moins et vingt quatre au plus, pris parmi les actionnaires et nommés par l'assemblée générale.

1°) La société est administrée par un conseil composé de trois membres au moins et dix huit au plus, pris parmi les actionnaires et nommés par l'assemblée générale.

(Le reste de l'article est sans changement.)

Article 15 – Actions des administrateurs : sans changement

Article 16 – Durée des fonctions des administrateurs

1°) Sauf pour le premier conseil, la durée des fonctions des administrateurs est de six années au plus. Elle prend fin à l'issue de l'assemblée générale ordinaire des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue au cours de la sixième année suivant celle de la nomination.

1°) La durée des fonctions des administrateurs est de trois années. Elle prend fin à l'issue de l'assemblée générale ordinaire des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue au cours de la troisième année suivant celle de la nomination.

(Le reste de l'alinéa et de l'article est sans changement.)

Article 17 – Faculté de cooptation : sans changement

Article 18 – Présidence et bureau du conseil

1°) Le conseil d'administration nomme parmi ses membres un président qui exerce ses fonctions pendant toute la durée de son mandat d'administrateur, à moins que le conseil ne leur ait fixé une durée moindre. Le président doit être une personne physique. Il peut être révoqué à tout moment par le conseil.

1°) Le conseil d'administration nomme parmi ses membres un président qui exerce ses fonctions pendant toute la durée de son mandat d'administrateur, à moins que le conseil ne leur ait fixé une durée moindre. Le président doit être une personne physique. Il peut être révoqué à tout moment par le conseil.

Le président du conseil d'administration représente le conseil d'administration. Il dirige et organise les travaux de celui-ci, dont il rend compte à l'assemblée générale. Il veille au bon fonctionnement des organes de la société et s'assure, en particulier que les administrateurs sont en mesure de remplir leur mission.

(Fin de l'alinéa sans changement.)

2°) En cas d'empêchement temporaire ou de décès du président, le conseil d'administration peut déléguer un administrateur dans les fonctions de président. En cas d'empêchement temporaire, cette délégation est donnée pour une durée limitée. Elle est renouvelable. En cas de décès elle vaut jusqu'à l'élection du nouveau président.

2° – En cas d'absence du président ou de l'administrateur désigné le cas échéant pour le suppléer, le conseil d'administration désigne pour chaque séance celui des administrateurs présents chargé de la présider.

3° – En cas d'absence du président ou de l'administrateur désigné le cas échéant pour le suppléer, le conseil d'administration désigne pour chaque séance celui des administrateurs présents chargé de la présider.

3°) Le conseil peut aussi nommer un secrétaire qui peut être choisi en dehors des actionnaires.

4°) Le conseil peut aussi nommer un secrétaire qui peut être choisi en dehors des actionnaires.

4°) Le président et le secrétaire sont toujours rééligibles

5°) Le président et le secrétaire sont toujours rééligibles.

6°) Le conseil d'administration fixe la rémunération du président.

Article 19 – Délibérations du conseil

1°) Le conseil d'administration se réunit aussi souvent que l'intérêt de la société l'exige, sur convocation du président ou de l'administrateur désigné le cas échéant pour suppléer le président, soit au siège social, soit en tout autre endroit désigné par celui qui le convoque. Toutefois, des administrateurs constituant au moins le tiers des membres du conseil peuvent, en indiquant l'ordre du jour de la séance, convoquer le conseil si celui-ci ne s'est pas réuni depuis plus de deux mois.

1°) Le conseil d'administration se réunit aussi souvent que l'intérêt de la société l'exige, sur convocation du président ou de l'administrateur désigné le cas échéant pour suppléer le président, soit au siège social, soit en tout autre endroit désigné par celui qui le convoque. Toutefois, des administrateurs constituant au moins le tiers des membres du conseil peuvent, en indiquant l'ordre du jour de la séance, convoquer le conseil si celui-ci ne s'est pas réuni depuis plus de deux mois. Le directeur général peut également demander au président de convoquer le conseil d'administration sur un ordre du jour déterminé.

2°) Il est tenu un registre de présence qui est signé par les administrateurs participant à la séance.

2°) Il est tenu un registre de présence qui est signé par les administrateurs participant à la séance et qui mentionne le cas échéant la participation d'administrateurs par visioconférence.

3°) Tout administrateur peut donner, par lettre ou télégramme, pouvoir à l'un de ses collègues de le représenter à une séance de conseil, mais chaque administrateur ne peut représenter qu'un seul de ses collègues

3°) Tout administrateur peut donner, par écrit, pouvoir à l'un de ses collègues de le représenter à une séance de conseil, mais chaque administrateur ne peut représenter qu'un seul de ses collègues.

4°) La présence effective de la moitié au moins des administrateurs en exercice est nécessaire pour la validité des délibérations. Les décisions sont prises à la majorité des voix des membres présents ou représentés, sans prépondérance de voix au président.

4°) La présence effective de la moitié au moins des administrateurs en exercice est nécessaire pour la validité des délibérations. Sauf pour celle relative au choix de la modalité d'exercice de la direction générale, les décisions sont prises à la majorité des voix des membres présents ou représentés, sans prépondérance de voix au président. Sont réputés présents pour le calcul du quorum et de la majorité, les administrateurs qui participent à la réunion du conseil par des moyens de visioconférence. Cette disposition n'est pas applicable pour les décisions prévues aux articles L. 225-47, L. 225-53, L. 225-55, L. 232-1 et L. 233-16 du code de commerce.

(le reste de l'article est sans changement)

Article 20 – Procès-verbaux

(Les alinéas 1° et 2° sont sans changement)

3°) Les copies ou extraits de ces procès-verbaux sont valablement certifiés par le président du conseil d'administration, un directeur général, l'administrateur délégué temporairement dans les fonctions de président ou un fondé de pouvoir habilité à cet effet.

3°) Les copies ou extraits de ces procès-verbaux sont valablement certifiés par le président du conseil d'administration, le directeur général, un directeur général délégué, l'administrateur délégué temporairement dans les fonctions de président ou un fondé de pouvoir habilité à cet effet.

(Le reste de l'article est sans changement)

Article 21 – Pouvoirs du conseil

Le conseil d'administration est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société ; il les exerce dans la limite de l'objet social et sous réserve de ceux expressément attribués par la loi aux assemblées d'actionnaires.	Le conseil d'administration détermine les orientations de l'activité de la société et veille à leur mise en uvre. Sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent. Il procède aux contrôles et vérifications qu'il juge opportuns.
	Le conseil d'administration peut décider la création de comités chargés d'étudier les questions que lui-même ou son président soumet, pour avis, à leur examen. Il fixe la composition et les attributions de ces comités qui exercent leur activité sous sa responsabilité ainsi que, le cas échéant, la rémunération de leurs membres.

Article 22 – Direction générale -Pouvoirs

1°) Le président du conseil d'Administration assume sous sa responsabilité la direction générale de la société. Il représente la société dans ses rapports avec les tiers et peut substituer partiellement dans ses pouvoirs tous mandataires spéciaux qu'il avisera.	1°) La direction générale de la société est assumée sous sa responsabilité, soit par le président du conseil d'administration, soit par une autre personne physique nommée par le conseil d'administration et portant le titre de directeur général.
Sous réserve des pouvoirs que la loi attribue expressément aux assemblées d'actionnaires ainsi que des pouvoirs qu'elle réserve de façon spéciale au conseil d'administration, et dans la limite de l'objet social, le Président est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société.	Le conseil d'administration choisit entre les deux modalités d'exercice de la direction générale. Le changement de modalité d'exercice de la direction générale est décidé par le conseil d'administration statuant à une majorité égale au moins à la moitié plus un de ses membres.
	Les actionnaires et les tiers sont informés de ce choix dans les conditions définies par décret en conseil d'état.

	Lorsque la direction générale est assumée par le président du conseil d'administration, les dispositions qui suivent relatives au directeur général lui sont applicables.
	Le conseil d'administration fixe la durée des fonctions du directeur général sans que, si le directeur général est administrateur, celle-ci ne puisse excéder la durée de son mandat.
2°) En cas d'empêchement temporaire ou de décès du président, le conseil d'administration peut déléguer un administrateur dans les fonctions de président. En cas d'empêchement temporaire, cette délégation doit être donnée pour une durée limitée. En cas de décès, elle vaut jusqu'à l'élection du nouveau président.	2°) Le directeur général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux assemblées et au conseil d'administration.
	Il représente la société dans ses rapports avec les tiers. La société est engagée même par les actes du directeur général qui ne relèvent pas de l'objet social, à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.
	Les décisions du conseil d'administration limitant les pouvoirs du directeur général sont inopposables aux tiers.
	(Ancien paragraphe 2° déplacé à l'article 18.2)
3°) – Sur la proposition du président, le conseil peut donner, dans les conditions légales, mandat à une ou plusieurs personnes physiques d'assister le président à titre de directeur général.	3°) Sur la proposition du directeur général, le conseil peut nommer une ou plusieurs personnes physiques (dans la limite de cinq) chargées d'assister le directeur général avec le titre de directeur général délégué.
La durée des pouvoirs délégués aux directeurs généraux est déterminée par le conseil d'administration en accord avec son président, sans que, si un directeur général est administrateur, cette durée puisse excéder celle de son mandat.	La durée des pouvoirs délégués aux directeurs généraux délégués est déterminée par le conseil d'administration en accord avec le directeur général.
En outre, la durée du mandat des directeurs généraux ne peut excéder celle de la durée restant à courir du mandat du président. Toutefois, en cas de décès, de démission ou de révocation de ce dernier, ils conservent, sauf décision contraire du conseil, leurs fonctions et leurs attributions jusqu'à la nomination du nouveau président.	En cas de décès, de démission ou de révocation du directeur général, les directeurs généraux délégués conservent, sauf décision contraire du conseil, leurs fonctions et leurs attributions jusqu'à la nomination du nouveau directeur général.
La limite d'âge pour l'exercice des fonctions de directeur général est fixée à 65 ans accomplis.	La limite d'âge pour l'exercice des fonctions de directeur général et de directeur général délégué est fixée à 65 ans accomplis.
Les directeurs généraux sont révocables à tout moment par le conseil sur la proposition du président.	Le directeur général est révocable à tout moment par le conseil d'administration. Il en est de même sur la proposition du directeur général, des directeurs généraux délégués. Si la révocation est

	décidée sans juste motif, elle peut donner lieu à des dommages et intérêts, sauf lorsque le directeur général assume les fonctions de président du conseil d'administration.
Le conseil d'administration détermine, en accord avec son président, l'étendue des pouvoirs conférés aux directeur généraux, observation faite qu'à l'égard des tiers les directeurs généraux disposent des mêmes pouvoirs que le président.	Le conseil d'administration détermine, en accord avec le directeur général, l'étendue des pouvoirs conférés aux directeurs généraux délégués, observation faite qu'à l'égard des tiers les directeurs généraux délégués disposent des mêmes pouvoirs que le directeur général.
4°) La rémunération du président et celles des directeurs généraux sont fixées par le conseil d'administration.	4°) La rémunération du directeur général et celles des directeurs généraux délégués sont fixées par le conseil d'administration.
5°) Le conseil d'administration peut conférer à un ou plusieurs de ses membres ou à des tiers, actionnaires ou non, toutes missions ou tous mandats spéciaux pour un ou plusieurs objets déterminés. Si une mission ou un mandat rémunéré est confié à un administrateur, la procédure prévue par l'article 23 ci-dessous est applicable.	5°) Le directeur général ou les directeurs généraux délégués peuvent dans les limites fixées par la législation en vigueur, déléguer les pouvoirs qu'ils jugent convenables, pour un ou plusieurs objets déterminés, à tous mandataires, même étrangers à la société pris individuellement ou réunis en comité ou commission. Ces pouvoirs peuvent être permanents ou temporaires, et comporter ou non la faculté de substituer.
6°) Le conseil d'administration peut également décider la création de comités chargés d'étudier les questions que lui-même ou son président soumet, pour avis, à leur examen. Il fixe la composition et les attributions de ces comités qui exercent leur activité sous sa responsabilité ainsi que, le cas échéant, la rémunération de leurs membres.	*(Ancien paragraphe 6° déplacé à l'alinéa 2 de l'article 21)*
7°) Les actes concernant la société sont signés par le président du conseil d'administration, par un directeur général ou par l'administrateur ayant reçu délégation dans le cas prévu au paragraphe 2° du présent article ou par tout mandataire ayant reçu pouvoir à cet effet.	6°) Les actes concernant la société sont signés par le directeur général, par un directeur général délégué ou par tout mandataire ayant reçu pouvoir à cet effet.

Article 23 – Conventions entre la société et ses administrateurs ou directeurs généraux

1°) Toute convention entre la société et l'un de ses administrateurs ou directeurs généraux, soit directement ou indirectement, soit par personne interposée, doit être soumise à l'autorisation préalable du conseil d'administration et à l'approbation de l'assemblée générale ordinaire dans les conditions fixées par la loi et les règlements.	1°) Toute convention intervenant directement ou par personne interposée entre la société et son directeur général, l'un de ses directeurs généraux délégués, l'un de ses administrateurs, l'un de ses actionnaires disposant d'une fraction des droits de vote supérieure à 5 % ou s'il s'agit d'une société actionnaire, la société la contrôlant au sens de l'article L. 233-3 du code de commerce, doit être soumise à l'autorisation préalable du conseil d'administration et à l'approbation de l'assemblée générale ordinaire dans les conditions fixées par la loi et les règlements.

	Il en est de même des conventions auxquelles une des personnes visées à l'alinéa précédent est indirectement intéressée.
2°) Il en est de même pour les conventions entre la société et une autre entreprise, si l'un des administrateurs ou directeurs généraux de la société est propriétaire, associé indéfiniment responsable, gérant, administrateur, directeur général ou membre du directoire ou du conseil de surveillance de l'entreprise.	2°) Sont également soumises à autorisation préalable les conventions intervenant entre la société et une entreprise, si le directeur général, l'un des directeurs généraux délégués, ou l'un des administrateurs de la société est propriétaire, associé indéfiniment responsable, gérant, administrateur, membre du conseil de surveillance ou de façon générale dirigeant de cette entreprise.
L'administrateur ou le directeur général se trouvant dans l'un des cas prévus ci-dessous est tenu d'en faire la déclaration au conseil d'administration. Il ne peut prendre part au vote sur l'autorisation sollicitée.	L'intéressé est tenu d'informer le conseil dès qu'il a connaissance d'une convention soumise à autorisation. Il ne peut prendre part au vote sur l'autorisation sollicitée.
3°) Les dispositions des paragraphes 1° et 2° qui précèdent ne sont pas applicables aux conventions portant sur des opérations courantes de la société conclues à des conditions normales.	3°) Les dispositions des paragraphes 1° et 2° qui précèdent ne sont pas applicables aux conventions portant sur des opérations courantes de la société conclues à des conditions normales. Cependant ces conventions sont communiquées par l'intéressé au président du conseil d'administration. La liste et l'objet des dites conventions sont communiqués par le président aux membres du conseil d'administration et aux commissaires aux comptes.
4°) Le président du Conseil d'Administration donne avis aux commissaires aux comptes des conventions autorisées dans le délai d'un mois à compter de la conclusion desdites conventions et soumet celles-ci à l'approbation de l'assemblée générale ordinaire.	4°) Le président du conseil d'administration donne avis aux commissaires aux comptes des conventions autorisées dans le délai d'un mois à compter de la conclusion desdites conventions et soumet celles-ci à l'approbation de l'assemblée générale.
Lorsque l'exécution des conventions conclues et autorisées au cours d'exercices antérieurs a été poursuivie au cours du dernier exercice, les commissaires aux comptes doivent en être informés dans le délai d'un mois à compter de la clôture de l'exercice.	Lorsque l'exécution des conventions conclues et autorisées au cours d'exercices antérieurs a été poursuivie au cours du dernier exercice, les commissaires aux comptes doivent en être informés dans le délai d'un mois à compter de la clôture de l'exercice.
5°) A peine de nullité du contrat, il est interdit aux administrateurs autres que les personnes morales de contracter, sous quelque forme que ce soit, des emprunts auprès de la société, de se faire consentir par elle un découvert, en compte courant ou autrement, ainsi que de faire cautionner ou avaliser par elle leurs engagements envers des tiers. La même interdiction s'applique aux directeurs généraux et aux représentants permanents des personnes morales administrateurs. Elle s'applique également aux conjoint, ascendants et descendants, des administrateurs, directeurs généraux et représentants permanents des personnes morales administrateurs ainsi qu'à toute personne interposée.	5°) A peine de nullité du contrat, il est interdit aux administrateurs autres que les personnes morales de contracter, sous quelque forme que ce soit, des emprunts auprès de la société, de se faire consentir par elle un découvert, en compte courant ou autrement, ainsi que de faire cautionner ou avaliser par elle leurs engagements envers des tiers. La même interdiction s'applique au directeur général, aux directeurs généraux délégués et aux représentants permanents des personnes morales administrateurs. Elle s'applique également aux conjoints, ascendants et descendants, des personnes visées au présent alinéa ainsi qu'à toute personne interposée.

Article 24 – Rémunération des administrateurs : sans changement

Titre IV – Contrôle

Article 25 – Commissaires aux comptes : sans changement

Titre V – Assemblées Générales

Article 26 – Règles générales

(1° Sans changement)

2°) Les assemblées générales sont convoquées par le Conseil d'Administration. A défaut, elles peuvent être également convoquées par le ou les commissaires aux comptes, ou par un mandataire désigné en justice à la demande de tout intéressé en cas d'urgence ou d'un ou plusieurs actionnaires réunissant au moins le dixième du capital social.

2°) Les assemblées générales sont convoquées par le conseil d'administration. A défaut, elles peuvent être également convoquées par le ou les commissaires aux comptes, ou par un mandataire désigné en justice à la demande de tout intéressé en cas d'urgence ou d'un ou plusieurs actionnaires réunissant au moins 5 % du capital social ou par une association d'actionnaires répondant aux conditions fixées à l'article L. 225-120 du code de commerce.

(3° Inchangé)

4°) Les convocations des assemblées générales sont faites quinze jours au moins à l'avance, par avis inséré dans un journal d'annonces légales du lieu du siège social et, en outre, au Bulletin des Annonces légales obligatoires. Les actionnaires titulaires de titre nominatifs sont convoqués par lettre simple, ou, sur leur demande et à leurs frais par lettre recommandée.

4°) Les convocations des assemblées générales sont faites quinze jours au moins à l'avance, par avis inséré dans un journal d'annonces légales du lieu du siège social et, en outre, au *Bulletin des Annonces légales obligatoires*. Les actionnaires titulaires de titres nominatifs sont convoqués par lettre simple, ou, sur leur demande et à leurs frais par lettre recommandée, ou encore le cas échéant, par télécommunication dans les conditions visées à l'article L.120-1 du code de commerce.

Au cas où l'assemblée générale n'aurait pu délibérer valablement faute du quorum requis, une deuxième assemblée est convoquée dans les mêmes formes que la première et l'avis de convocation rappelle la date de celle-ci. Le délai de convocation est toutefois ramené à six jours.

Au cas où l'assemblée générale n'aurait pu délibérer valablement faute du quorum requis, une deuxième assemblée est convoquée dans les mêmes formes que la première et l'avis de convocation rappelle la date de celle-ci. Le délai de convocation est toutefois ramené à six jours.

Les personnes actionnaires titulaires d'actions nominatives depuis un mois au moins à la date de l'insertion de l'avis de convocation, sont convoquées à toute assemblée par lettre ordinaire ou, si les intéressés en ont fait la demande, par lettre recommandée à leurs frais.

Les personnes actionnaires titulaires d'actions nominatives depuis un mois au moins à la date de l'insertion de l'avis de convocation, sont convoquées à toute assemblée par lettre ordinaire ou, si les intéressés en ont fait la demande, par lettre recommandée à leurs frais, ou encore par télécommunication dans les conditions visées à l'article L.120-1 du code de commerce.

(5°,6° inchangés)

(7° 1er alinéa inchangé)

Le droit d'assister ou de se faire représenter à l'assemblée est subordonné au dépôt du certificat ou à l'inscription de l'actionnaire sur les registres de la société cinq jours avant la date de réunion de l'assemblée. Toutefois, le conseil d'administration a la faculté par voie de mesure générale de réduire ce délai.

Le droit d'assister ou de se faire représenter à l'assemblée est subordonné au dépôt du certificat ou à l'inscription de l'actionnaire sur les registres de la société deux jours avant la date de réunion de l'assemblée. Toutefois, le conseil d'administration a la faculté par voie de mesure générale de réduire ce délai.

8°) Un actionnaire ne peut se faire représenter que par son conjoint ou par un autre actionnaire.	8°) Un actionnaire ne peut se faire représenter que par son conjoint ou par un autre actionnaire. Toutefois les propriétaires de titres mentionnés au 3e alinéa de l'article L. 228-1 peuvent se faire représenter dans les conditions prévues à l'article L. 228-3-2 par un intermédiaire inscrit.
Le mandat est donné pour une seule assemblée. Il peut cependant être donné pour deux assemblées, l'une ordinaire, l'autre extraordinaire, tenues le même jour ou dans un délai de quinze jours.	Le mandat est donné pour une seule assemblée. Il peut cependant être donné pour deux assemblées, l'une ordinaire, l'autre extraordinaire, tenues le même jour ou dans un délai de quinze jours.
Le mandat donné pour une assemblée vaut pour les assemblées successives convoquées avec le même ordre du jour.	Le mandat donné pour une assemblée vaut pour les assemblées successives convoquées avec le même ordre du jour. Le mandataire désigné nommément sur la procuration n'a pas la faculté de se substituer une autre personne.
A toute formule de procuration adressée aux actionnaires doivent être joints les documents énumérés par les textes législatifs et réglementaires en vigueur.	A toute formule de procuration adressée aux actionnaires doivent être joints les documents énumérés par les textes législatifs et réglementaires en vigueur.
La procuration doit être signée par l'actionnaire représenté et indiquer ses nom, prénom usuel et domicile, le nombre d'actions dont il est titulaire et le nombre de voix attachées à ces actions.	La procuration doit être signée par l'actionnaire représenté et indiquer ses nom, prénom usuel et domicile, le nombre d'actions dont il est titulaire et le nombre de voix attachées à ces actions.
Le mandataire désigné nommément sur la procuration n'a pas la faculté de se substituer une autre personne.	L'intermédiaire visé à l'article L. 228-1 peut en vertu d'un mandat général de gestion des titres, transmettre pour une assemblée générale le vote ou le pouvoir d'un propriétaire d'actions tel que défini au 3e alinéa de l'article L. 228-1.
Tout actionnaire peut voter par correspondance dans les conditions et délais prévus par la loi au moyen d'un formulaire établi par la société et adressé aux actionnaires qui en font la demande et à condition que ces formulaires parviennent à la société deux jours avant l'assemblée.	Tout actionnaire peut voter par correspondance dans les conditions et délais prévus par la loi au moyen d'un formulaire établi par la société et adressé aux actionnaires qui en font la demande et à condition que ces formulaires parviennent à la société deux jours avant l'assemblée.
	Tout actionnaire pourra également, si le conseil le décide au moment de la convocation de l'assemblée, participer et voter aux assemblées par visio-conférence ou par tous moyens de télécommunication permettant leur identification, dans les conditions et suivant les modalités prévues par décret en Conseil d'Etat.

(Le reste de l'article est sans changement)

Article 27 – Assemblées générales ordinaires

1°) L'assemblée générale ordinaire entend les rapports du conseil d'administration et du ou des commissaires ; elle discute, approuve, redresse ou rejette le bilan et les comptes ; elle approuve, s'il y a lieu, chacune des modifications apportées, soit au mode de présentation des chiffres, soit aux méthodes d'évaluation : elle statue sur l'affectation des résultats ; elle nomme, remplace, réélit les	1°) L'assemblée générale ordinaire entend les rapports du conseil d'administration et du ou des commissaires ; elle délibère et statue sur toutes les questions relatives aux comptes annuels et aux comptes consolidés de l'exercice écoulé; elle nomme, remplace, réélit les membres du conseil d'administration, le ou les commissaires, ratifie la nomination des membres du conseil

membres du conseil d'administration, le ou les commissaires, ratifie la nomination des membres du conseil d'administration nommés à titre provisoire par le conseil, fixe le montant des jetons de présence du conseil d'administration et, plus généralement, délibère et statue souverainement sur tous les intérêts de la société qui ne sont pas de la compétence d'une assemblée générale extraordinaire.

d'administration nommés à titre provisoire par le conseil, fixe le montant des jetons de présence du conseil d'administration et, plus généralement, délibère et statue souverainement sur tous les intérêts de la société qui ne sont pas de la compétence d'une assemblée générale extraordinaire.

(Le reste de l'article est sans changement)

Article 28 – Assemblées générales extraordinaires : sans changement

Titre VI – Inventaire -bénéfices -réserves

Article 29 – Comptes annuels

(1° sans changement)

2°) A la clôture de chaque exercice, le conseil d'administration établit, en conformité des dispositions légales et réglementaires en vigueur, l'inventaire des éléments actifs et passifs de la société, le bilan, le compte de résultat et une annexe.

2°) A la clôture de chaque exercice, le conseil d'administration établit, en conformité des dispositions légales et réglementaires en vigueur, l'inventaire des éléments actifs et passifs de la société, le bilan, le compte de résultat et une annexe. Il établit également les comptes consolidés.

(Le reste de l'article est sans changement.)

Articles 30 à 32 : inchangés

Article 33 – Liquidation.

(1°: 3 premiers alinéas sans changement.)

4e alinéa

Sous réserve du respect des prescriptions légales impératives en vigueur, la liquidation de la société obéira aux règles ci-après, observation faite que les articles 402 à 418 de la loi du 24 Juillet 1966 sur les sociétés commerciales ne seront pas applicables.

4e alinéa

Sous réserve du respect des prescriptions légales impératives en vigueur, la liquidation de la société obéira aux règles ci-après, observation faite que les articles L. 237-14 à L. 237-31 du code de commerce ne seront pas applicables.

(2° et 3° sans changement)

4°) Au cours de la liquidation, les assemblées générales sont réunies aussi souvent que l'intérêt de la société l'exige sans toutefois qu'il soit nécessaire de respecter les prescriptions des articles 411 et suivants de la loi du 24 Juillet 1966.

4°) Au cours de la liquidation, les assemblées générales sont réunies aussi souvent que l'intérêt de la société l'exige sans toutefois qu'il soit nécessaire de respecter les prescriptions des articles L. 237-23 et suivants du code de commerce.

(Le reste de l'alinéa 4° et de l'article est sans changement)

Titre VIII – Contestations

(Sans changement.)

12ème résolution : Autorisation à conférer au Conseil de procéder au remboursement anticipé en actions Eurotunnel SA des Obligations Remboursables en Actions émises par France Manche SA.

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires et, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes,

1. prend acte des modifications qu'il est envisagé d'apporter au contrat d'émission des obligations émises par France Manche SA et remboursables en actions d'Eurotunnel SA ("Contrat d'émission"), afin d'y introduire une nouvelle faculté de remboursement anticipé aux termes de laquelle les titulaires de ces obligations remboursables en actions se verront offrir la possibilité d'obtenir au plus tard le 31 mars 2003 le remboursement de tout ou partie desdites obligations remboursables en actions moyennant une parité de remboursement d'une virgule zéro une (1,01) action Eurotunnel SA pour une (1) obligation remboursable en action et suivant d'autres modalités exposées dans le rapport du conseil, étant entendu que lorsque le nombre d'obligations présentées au remboursement fera, en application de la parité ci-dessus visée, apparaître des rompus, le nombre d'actions Eurotunnel SA correspondant sera arrondi au nombre entier inférieur le plus proche sans pouvoir donner lieu à quelque paiement que ce soit au titre des rompus ;

2. autorise, en conséquence, le conseil d'administration, à son entière discrétion, à procéder à l'émission, en une ou plusieurs fois, d'un nombre maximum (compte non tenu des ajustements susceptibles d'être opérés) de 461 623 230 actions Eurotunnel SA à titre de remboursement, anticipé ou à terme, des obligations remboursables en actions, conformément aux termes du contrat d'émission modifié ;

3. constate que l'autorisation susvisée emporte de plein droit au profit des titulaires des dites Obligations Remboursables en Actions renonciation des actionnaires à leur droit préférentiel de souscription aux actions Eurotunnel SA auxquelles les Obligations Remboursables en Actions donnent droit ;

4. décide que l'émission des actions Eurotunnel SA auxquelles donnent droit les obligations remboursables en actions est subordonnée à l'émission du même nombre d'actions Eurotunnel plc auxquelles donnent droit dans les mêmes conditions les obligations remboursables en actions de Eurotunnel plc et émises par Eurotunnel Finance Limited de façon à respecter le principe de jumelage en unités des actions Eurotunnel SA et des actions Eurotunnel plc ;

5. donne tous pouvoirs au conseil d'administration, avec faculté de sub-délégation à son président, pour mettre en œuvre la présente autorisation à l'effet notamment de procéder à son choix, dans l'ordre qui lui convient, aux décisions suivantes : (i) constater la réalisation de la ou des augmentations de capital réalisées en vertu de la présente autorisation, (ii) procéder à la modification corrélative des statuts, (iii) procéder à l'imputation, dans les proportions que le conseil d'administration fixera, des frais d'augmentation de capital sur le montant des primes afférentes à ladite augmentation de capital (iv) d'une façon générale, prendre toutes mesures et remplir toutes formalités pour réaliser la ou les augmentations de capital objets de la présente autorisation ;

6. décide que la présente résolution se substitue à l'autorisation accordée aux termes de la treizième résolution de l'assemblée générale mixte d'Eurotunnel SA du 6 mai 1999.

13ème résolution : Autorisation de procéder à une augmentation de capital en application de l'art L 225-129 VII du code de commerce

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblée générales extraordinaires, après avoir pris connaissance du rapport de conseil d'administration et du rapport spécial des commissaires aux comptes, décide en application de l'article L 225-129 VII 1er et 2e alinéas du code de commerce d'autoriser le conseil d'administration à procéder, en son entière discrétion, à une augmentation de capital par émission d'actions conformément à l'article L 443-5 du code du travail, sous réserve que toute augmentation de capital en vertu de la présente soit réalisée simultanément à une opération équivalente d'augmentation de capital par Eurotunnel plc, conformément aux statuts de la société.

En conséquence, l'assemblée générale :

- décide de supprimer au profit des salariés de la société remplissant les conditions éventuellement fixées par le conseil d'administration, le droit préférentiel de souscription des actionnaires aux dites actions nouvelles ; et
- autorise le conseil d'administration, en son entière discrétion et au moment qu'il jugera opportun, à procéder, dans un délai maximum de 26 mois à compter de la date de la présente assemblée, à une augmentation de capital d'un montant maximum de €225 000 en une ou plusieurs fois, par émission d'actions de numéraire dans les conditions prévues à l'article L 443-5 du code du travail.

L'assemblée générale confère tous pouvoirs au conseil d'administration pour mettre en œuvre la présente autorisation et la réalisation de l'augmentation de capital et à cet effet :

- fixer le prix d'émission des actions, conformément aux dispositions de l'article L 443-5 du code du travail ;
- fixer le nombre d'actions nouvelles à émettre et leur date de jouissance ;
- fixer les conditions requises des salariés pour bénéficier de l'émission des actions ;
- fixer les conditions d'émission des actions, ainsi que les délais accordés aux salariés pour l'exercice de leurs droits et les délais et modalités de libération des actions nouvelles;
- constater la réalisation de l'augmentation de capital à concurrence des actions souscrites et procéder aux modifications corrélatives des statuts;
- procéder à toutes les opérations et formalités rendues nécessaires par la réalisation de l'augmentation de capital.

14ème résolution : Pouvoirs

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

Modalités de participation à l'assemblée générale

Tout actionnaire peut participer, quel que soit le nombre d'actions lui appartenant, à l'assemblée générale réunie sur première convocation ou le cas échéant sur deuxième convocation (l'assemblée).

Toutefois, pour pouvoir y participer ou s'y faire représenter (par son conjoint ou un autre actionnaire) ou voter par correspondance :

- les titulaires d'actions nominatives devront être inscrits en compte nominatif deux jours au moins avant la date de l'assemblée. Sous cette condition, ils seront admis sur simple justification de leur identité ;
- les titulaires d'actions au porteur devront faire immobiliser leurs titres deux jours au moins avant la date de l'assemblée. S'ils souhaitent participer à l'assemblée générale, ils doivent demander une carte d'admission à leur intermédiaire financier (banque, établissement financier, société de bourse...). Cette démarche vaut demande de blocage des titres de l'actionnaire entre la date de la demande et la date de la tenue de l'assemblée. L'intermédiaire financier transmettra au Crédit Agricole Indosuez, responsable de la tenue de l'assemblée générale, une attestation de blocage constatant l'indisponibilité des titres.

A défaut d'assister personnellement à l'assemblée, les actionnaires pourront choisir entre l'une des formules suivantes :

- donner pouvoir au président ;
- donner pouvoir à leur conjoint ou à un autre actionnaire (personne physique ou personne morale) ;
- adresser un pouvoir à la société sans indication de mandataire ;
- voter par correspondance.

Les formulaires de pouvoir ou de vote par correspondance seront adressés au plus tard le 29 Avril 2002 à tous les titulaires d'actions nominatives.

Les actionnaires au porteur devront se procurer les formulaires de pouvoir ou de vote par correspondance auprès de leur intermédiaire financier après avoir immobilisé leurs titres.

Les formulaires de pouvoir ou de vote par correspondance devront parvenir impérativement au Crédit Agricole Indosuez deux jours au moins avant la date de l'assemblée générale.

- En ce qui concerne les actionnaires au porteur :

Dans la mesure où les titres doivent être bloqués au moins deux jours avant l'assemblée, il est recommandé à l'actionnaire au porteur de renvoyer dans les plus brefs délais et au plus tard huit jours avant l'assemblée, son formulaire de pouvoir ou de vote par correspondance, à l'établissement financier teneur de son compte actionnaire qui est seul habilité à procéder au blocage des titres. L'établissement financier fera alors parvenir au Crédit Agricole Indosuez le formulaire de pouvoir ou de vote par correspondance accompagné de l'attestation de blocage correspondante.

- En ce qui concerne les actionnaires au nominatif :

Les formulaires de pouvoir ou de vote par correspondance devront être adressés et parvenir au Crédit Agricole IS/CT, 128-130, Boulevard Raspail – 75288 Paris Cedex, deux jours au moins avant l'assemblée.

Au cas où le formulaire porterait à la fois une indication de procuration et une indication de vote par correspondance, seul le vote par correspondance sera pris en considération.

Au cas où l'actionnaire ferait parvenir le formulaire de vote par correspondance dans le délai imparti, il n'aura pas la possibilité de se faire représenter (pouvoir) ou de participer directement à l'assemblée.

Pour toute procuration donnée sans indication du mandataire, le président de l'assemblée générale émet un vote favorable à l'adoption des résolutions présentées ou agréées par le conseil d'administration, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.

Cet avis vaut avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite d'une demande d'inscription de projet de résolutions par les actionnaires.

Les demandes d'inscription de résolutions à l'ordre du jour doivent être envoyées dans un délai de dix jours à compter de la présente insertion[1], par lettre recommandée avec accusé de réception, en vue d'être soumises par le président de séance au vote de l'assemblée sous réserve de la possession ou de la représentation de la fraction du capital exigée conformément aux règles légales.

Le conseil d'administration.

Le 15 mars 2002

1 Insertion au Balo du 29 mars 2002.

Extracted without material adjustment from the audited Eurotunnel SA accounts for the five years ended 31 December 2001

(€)	2001	2000	1999	1998	1997
Capital at year end					
Called up share capital	312,637,103	317,654,432	317,642,367	257,453,495	140,185,015
Total ordinary shares in issue	2,084,247,356	2,083,676,484	2,083,597,339	1,688,784,219	919,553,419
Maximum number of shares to be created through the exercise of warrants and the issue of shares authorised by shareholders	630,334,470(4)	684,101,156(3)	688,938,616(3)	742,052,268(2)	1,512,000,000(1)
Profit and loss account					
Turnover	11,758,209	3,636,192	5,153,466	5,223,522	12,316,793
Profit/loss before tax, profit share and before depreciation and other provisions	4,930,716	1,688,971	(16,141)	48,834	22,338
Tax on profits	34,301	49,546	(914,311)	(1,282,493)	(177,241)
Profit/loss after tax, profit share and after depreciation and other provisions	4,896,415	1,639,425	898,170	1,331,327	(438,297,481)
Dividend	—	—	—	—	—
Earnings per share					
Profit/loss after tax, profit share and before depreciation and other provisions	N/a	N/a	N/a	N/a	N/a
Profit/loss after tax, profit share and after depreciation and other provisions	N/a	N/a	N/a	N/a	(0.48)
Dividend per share	—	—	—	—	—

(1) including approximately 1,500,000,000 shares under the Financial Restructuring and on the basis that all 2001 and 2003 Warrants are exercised and that a proportion of the 645,161,300 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(2) assuming that all 2001 and 2003 Warrants are exercised and that a proportion of the 645,161,300 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(3) assuming that all 2001 and 2003 Warrants are exercised and that a proportion of the 457,052,703 Equity Notes are redeemed from the proceeds of the Warrants exercise.

(4) assuming that all 2003 Warrants are exercised and that a proportion of the 457,052,703 Equity Notes are redeemed from the proceeds of the Warrants exercise.

THIS PAGE INTENTIONALLY LEFT BLANK

DOCUMENTS AVAILABLE ON REQUEST

DOCUMENTS AVAILABLE FOR INSPECTION

In accordance with the requirements of French law, the following documents relating to the business of the ESA Annual General Meeting are available on request:

a. Report of the Board of Directors to shareholders.

b. Auditors' Reports to shareholders.

c. ESA's Annual Accounts and the Eurotunnel Combined Accounts.

d. Summary of the current situation of Eurotunnel.

e. Table showing the financial results of ESA over the last five financial years.

f. The Agenda of the meeting, the proposed resolutions to be submitted to the shareholders of ESA by the Board of Directors and proposed shareholder resolutions, if any, together with an explanation for their submission.

g. List of the Directors and general managers of ESA, a list of functions exercised by them within other companies and information concerning candidates proposed for appointment to the Board.

h. Forms of proxy and postal votes.

Shareholders should note that items (d) (e), (f), and (h) are included within or enclosed with this circular. Items (a), (b), (c), and (g) are included in the 2001 Annual Report and Accounts (available on request).

Shareholders who wish to receive a copy of any of the above documents should complete the form below and return it to the registered office of ESA.

INSPECTION OF DOCUMENTS

Copies of the following documents, in addition to those documents which are available at all times for inspection by shareholders, will be available for inspection at the registered offices of ESA and EPLC during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted):

- Documents available to shareholders on request (as set out above).
- List of registered shareholders.

✂ ....

Document request

To: Eurotunnel SA

Pursuant to section 138 of the Decree dated 23 March 1967, as a **Bearer Shareholder**, I wish to receive for the next Annual General Meeting the documents specified in sections 133 and 135 of the Decree. ☐

Pursuant to section 138 of the Decree dated 23 March 1967, as a **Registered Shareholder**, I wish to receive in the future all information and documents specified in sections 133 and 135 of the said Decree in respect of each future shareholders' meeting. ☐

Name(s): ....

Address: ....

....

Postcode: ....

Dated: .... Signature: ....

Eurotunnel plc
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Eurotunnel SA
140-144 Bd Malesherbes
75017 Paris
France